Form 10-K405, Exhibit 13
period 1997-01-31
LANVISION SYSTEMS INC
filed 1997-04-29
CIK 1008586

Exhibit 13.1
LANVISION SYSTEMS, INC.

ANNUAL REPORT TO STOCKHOLDERS

                            LanVision Systems, Inc.

                              1996 Annual Report

        [Art work - photograph of workstation with photo - montage of healthcare images]

                                [Company Logo]

Table of Contents
-----------------------------------------------------


Letter to Stockholders..............................2
Products............................................3
Selected Financial Data.............................6
Management's Discussion and Analysis................7
Report of Management...............................11
Report of Independent Auditors.....................11
Financial Statements...............................12
Notes to Financial Statements......................15
Directors and Officers.............................22
Corporate Information..............................22

Stock Prices
-----------------------------------------------------


                         HIGH         LOW        CLOSE
                         ----         ---        -----

1st       Quarter   $   18.75    $   14.50   $    18.37

2nd       Quarter       18.75         8.50         9.50

3rd       Quarter       14.50         7.75         8.62

4th       Quarter        9.00         6.25         7.12

The Company began trading on The Nasdaq Stock Market on April 18, 1996, the date of the initial public offering.

The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.



Corporate Profile
--------------------------------------------------------------------------------

In today's dynamic healthcare environment, hospitals and integrated delivery systems are continually struggling to increase the quality and level of care while reducing their overall costs. However, many healthcare executives claim that the lack of ready access to health information by those who need it remains the foremost hurdle to achieving these goals.

LanVision was founded in 1989 with the sole purpose of helping hospitals and integrated healthcare delivery systems solve their information access and document management problems through advanced document imaging and workflow technologies.

LanVision is now a leading provider of healthcare information access systems that enable hospitals and integrated healthcare networks to capture, manage, store and access vast amounts of clinical and financial patient information across the enterprise. Unlike other systems that have limited usage at the point of patient care, LanVision's systems are used intensively by a larger number and variety of users than any other systems available today. As a result, LanVision's clients, some of the largest and most respected healthcare provider systems in the country, are able to manage and deliver information more effectively than their competitors.

LanVision has established itself as a national leader in information systems integration. LanVision's professional staff members are committed to quality and have the necessary strategic and technical expertise to develop and deliver the information systems that today's healthcare providers need.

LETTER TO STOCKHOLDERS
-------------------------------------------------------------------------------


Dear Stockholder:

I am pleased to present our first Annual Report as a public company. During 1996, we completed our initial public offering, through the issuance of 2,912,500 shares of common stock with net proceeds of approximately $34 million. This capital gives us the necessary resources to enable LanVision to become a market leader in providing document imaging and workflow applications to the healthcare industry.

For the year ended January 31, 1997 (fiscal 1996), LanVision's annual revenues were approximately $10 million, a 105% increase over fiscal 1995. During the year, we significantly expanded our staff from 28 at January 31, 1996, to 94 at January 31, 1997. This expansion, in all areas of operations, was planned to ensure LanVision captures a leading share of our market. We estimate the healthcare document imaging and workflow market is only 5% to 10% penetrated, and industry analysts expect the electronic medical record market to grow at a 40% to 70% compound growth rate over the next five years.

Notwithstanding our expansion and the market growth potential, healthcare providers responded more slowly than we expected in 1996, and sales cycles have been longer than planned. This has adversely affected our revenues, which were 64% of our fiscal 1996 internal plan. Hospitals and medical facilities have been cautious as they attempt to understand all the new technological tools at their disposal, differentiate among the available solutions and prioritize their needs. We believe the market demand is starting to accelerate as hospitals and integrated delivery networks begin to better appreciate the significant cost savings that can be achieved with LanVision's document imaging and workflow applications.

Fiscal 1996 was a year of tremendous investment by LanVision in people, marketing, training, equipment and facilities. The combination of our shortfall in anticipated revenues and the expansion of our organization resulted in a fiscal 1996 net loss of approximately $4.7 million. Although the loss was significant, management believes the investment made in 1996 will yield important long term benefits, creating a firm foundation to take advantage of projected market demand.

In late 1996 and the first half of 1997, LanVision has and will introduce more software products than at any other time in LanVision's history. In 1996, our On-Line Chart Completion product was installed in two beta sites, and general release is expected in the first half of 1997. Existing and prospective customers are extremely excited about this product and its cost savings potential. In 1996, LanVision also released MultiView, an advanced viewer that allows users to easily access electronic and image-based healthcare information longitudinally across all document types or patient encounters contained in the patient's lifetime medical record. It has also received excellent reviews.

In the first half of 1997, LanVision will release OmniVision, a 32 bit image and workflow-enabling application that allows users of third-party information systems to seamlessly access document images and other multimedia information. Historically, clinicians and administrative staff have not had access to this data through their existing systems, and accordingly, have not had complete electronic access to all the information contained in the patient's medical record. We believe that hospitals and clinics using OmniVision will rapidly expand the use of our other document imaging and workflow products. Currently, we are image-enabling the 3M Healthcare Enterprise Management System, Oacis, PHAMIS, MasterChart and AutoCyte clinical information systems. We will also release Correspondence, a ChartVision module that allows medical facilities to quickly access electronically stored documents and distribute them to third parties. Also in 1997, we intend to release AccountVision version 2.0, our patient accounting product. This enhanced product will share a common database with our flagship medical record product, ChartVision, and provide major cost saving benefits to our customers. In the second half of 1997, we will offer WebView, our Internet viewer that will significantly expand the accessibility of medical records via the Internet.

The quality of our products and the strength of our organization is attracting some of the strongest strategic marketing partners in the healthcare industry including: Lanier Healthcare Systems; 3M Health Information Systems; Daou Systems, Inc.; and Crowe, Chizek and Company LLP. Most recently, LanVision and Lanier Healthcare Systems have concluded an agreement in principle for an important three year extension to our relationship. Under the new enhanced relationship, both companies will be investing significant resources in the distribution of LanVision products through the extensive Lanier sales organization. Our relationships are built upon mutual trust and respect, and LanVision intends to further expand its third-party distribution channels both domestically and internationally.

We are building a first class sales and marketing organization. This group has grown from 8 at January 31, 1996, to 30 at January 31, 1997. The sales and marketing group has overcome a steep learning curve in 1996, and we expect to see the benefits in 1997. Throughout 1996, we ran a series of customer testimonial ads in key healthcare publications, participated in leading industry trade shows, and implemented a telemarketing program. Our public profile, new partners, advertising, trade show participation and telemarketing have expanded our presence tremendously in the market.

During 1996, Stanford Health Services, affiliated with Stanford University, purchased our OmniVision product to image-enable their Oacis clinical data repository across their healthcare enterprise. In addition, new agreements were signed with The Toledo Hospital and Flower Hospital of Toledo, Ohio, which are part of the ProMedica Health System, and through Lanier, we added St. Francis Medical Center of Hartford, Connecticut. We are pleased to have them join the most prestigious customer base in the industry. We are grateful to each of our customers and their employees for their trust and confidence in LanVision. We intend to make each of them very successful in and through the use of our systems, and their success should bring us future success.

LanVision has been through a significant transition in 1996, and we have experienced some growing pains trying to assimilate our many new employees. However, we have accomplished very much in a short period of time. We are confident that we have invested wisely in the talent and technology necessary to achieve revenue growth in the future. We will continue to expand distribution, support and development, in 1997, at a pace commensurate with market growth opportunities.

We are thankful for your confidence, and look forward to a successful 1997.

Sincerely,

/s/ J. Brian Patsy

J. Brian Patsy
President and Chief Executive Officer

"Our physicians, clinicians and HIM department clients now have better access to health information with improved security . . . "We are eliminating our paper files and greatly reducing our microfiche costs."

DIRECTOR OF QUALITY AND HEALTH INFORMATION MANAGEMENT ALBERT EINSTEIN HEALTHCARE NETWORK PHILADELPHIA, PENNSYLVANIA

CHARTVISION

HIGHLY EVOLVED ELECTRONIC PATIENT RECORD APPLICATION.

   The ChartVision application provides physicians, clinicians and health information management professionals throughout the healthcare enterprise with immediate and simultaneous access to the complete patient record. ChartVision is a highly-evolved electronic patient record application that provides streamlined processing and fast easy access to all forms of health information regardless of the source. Unlike some systems that are cumbersome and complex, ChartVision is so easy to use that physicians and clinicians actually prefer it over paper.

ChartVision includes the following modules:

Medical Records Services

   Offers automated health information access to the patient medical record, without regard to the medium used to capture or record the information.

On-Line Chart Completion

   Automates the identification of deficiencies in patient charts and also electronically routes the incomplete documents to the appropriate medical and administrative personnel for on-line processing, completion, electronic signature and reporting.

Correspondence

   Scheduled for release in the first half of 1997. Will fulfill internal and external requests for information and also provide the ability to electronically search, print, mail, e-mail or fax information, as well as invoice third-party requesters.

VisionFlow

   Offers intelligent electronic routing of documents as well as sophisticated management tools and reporting to support business process reengineering efforts.

PAGE 4

ACCOUNTVISION

PATIENT FINANCIAL SERVICES APPLICATION.

   The AccountVision application helps hospitals and integrated delivery networks streamline their business services operations by tracking patients from pre-admission and registration through account follow-up and final payment. As a result, cash flow is greatly improved.

   The system helps organizations actively manage work in process by monitoring staff workload, reassigning work to avoid backlogs, and focusing work on appropriate revenue-producing tasks.

   AccountVision helps to increase productivity by automatically routing job-specific documents based on user-defined parameters.

   The system helps organizations improve communication by providing immediate and simultaneous access to documents as well as Healthcare Information Systems, promoting prompt response to patient and third-party inquiries.

   Like ChartVision, AccountVision will utilize the Correspondence and VisionFlow modules.

OMNIVISION

AN IMAGE-ENABLING AND WORKFLOW TECHNOLOGY.

   Scheduled for release in the first half of 1997, the OmniVision application will provide physicians and clinicians with immediate, simultaneous access to any patient information - including multimedia and paper-based information -- through their existing applications, such as the host Healthcare Information Systems, computerized patient records, clinical data repositories, human resources, materials management, and others.

   OmniVision will deliver unstructured data and workflow automation to third-party applications while creating a complete historical repository. As a result, OmniVision will allow hospitals and integrated delivery systems to consolidate all health information, whether text, document and medical images, sound, or video into one easily accessible repository. This will provide a tremendous advantage to healthcare organizations that currently rely on manual processes or multiple non-integrated applications to access the complete patient record.

WEBVIEW

ENTERPRISE-WIDE INTERNET ACCESS.

   LanVision is developing this product to allow hospitals and integrated delivery networks to take advantage of the World Wide Web, the lowest cost network infrastructure available today, for truly enterprise-wide access. Regardless of where they are located, healthcare users will be able to immediately and simultaneously access any healthcare information across the Internet with encrypted security and audit trail.

   "My colleagues and I have found that the medical record information we need is very accessible and the system is easy to use and learn . . . "I taught myself to use the system in just a few minutes."

   EMERGENCY DEPARTMENT PHYSICIAN ST. ALEXIUS MEDICAL CENTER BISMARCK, NORTH DAKOTA

                            LanVision Exhibit Booth

                       [Photo of Trade Show Exhibition]












Over the last year, LanVision has increased its visibility in the healthcare market significantly. Among other things, LanVision has invested in such efforts as a comprehensive testimonial ad campaign, a targeted direct marketing program combining telemarketing and direct mail, as well as an increased presence in leading industry trade shows and conferences.

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------




                                                                           Fiscal Year(1)
                                          ----------------------------------------------------------------------------

                                             1996             1995              1994             1993             1992
OPERATING STATEMENT DATA:                    ----             ----              ----             ----             ----
                                                               (In thousands, except per share data)

Total revenues                         $    10,310      $     5,019          $   2,412     $      3,250     $      1,136
Total operating expenses                    16,271            5,324              3,105            3,138              999
Operating income (loss)                     (5,961)            (306)              (693)             112              137
Net income (loss)                           (4,669)            (326)              (572)              73               94
Net income (loss) per share of
 common stock                          $      (.56)     $      (.05)              (.09)     $       .01      $       .01
Shares used in computing net
  income (loss) per share                    8,284            6,190              6,190            6,223            6,685




                                                                           Fiscal Year(1)
                                          ---------------------------------------------------------------------------------

BALANCE SHEET DATA:                          1996             1995             1994              1993             1992
                                             ----             ----             ----              ----             ----
                                                                           (In thousands)
Cash, cash equivalents and
 investment securities                 $    26,592      $        --      $        618      $        137     $         36
Working capital (deficiency)                17,864              (81)              271               (26)              23
Total assets                                33,300            3,046             1,518               769              533
Convertible redeemable
  preferred stock                                -              850               850                 -                -
Total stockholders' equity
  (deficit)                                 29,921             (646)             (319)              253              255

(1)  All references to a fiscal year refer to the fiscal year commencing February 1 of that calendar year and ending January 31 of the following year.


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

In addition to historical information, this Annual Report of LanVision Systems, Inc. contains certain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, without limitation, the risks and uncertainties discussed herein and as part of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The Company's future development efforts involve a high degree of risk, and the Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

LanVision is a leading provider of healthcare information access systems that enable hospitals and integrated healthcare networks to capture, manage, store, retrieve and process vast amounts of clinical and financial patient information. The Company's systems deliver on-line enterprise-wide access to fully-updated patient information which historically was maintained on a variety of media, including paper, magnetic disk, optical disk, x-ray film, video, audio and microfilm. LanVision's systems, which incorporate data management, document imaging and workflow technologies, consolidate patient information into a single repository and provide fast and efficient access to patient information from universal workstations located throughout the enterprise, including the point of patient care. The systems are specifically designed to meet the needs of physicians and other medical and administrative personnel and can accommodate multiple users requiring simultaneous access to patient information, thereby eliminating file contention. By providing access to all forms of patient information, the Company believes that its healthcare information access systems are essential components of the computer-based patient record.

The Company's revenues are derived from the licensing and sale of systems comprising LanVision and third-party software and hardware components, and from professional services, maintenance and support services. These services include implementation and training, project management and custom software development and currently are provided only to the Company's customers with installed systems or who are in the process of installing systems. Revenues from professional services, maintenance and support services typically are expected to increase as the number of installed systems increase, although the margins on these revenues are expected to fluctuate based upon the negotiated terms of the agreement with each customer and the Company's ability to fully utilize its professional services, maintenance and support services staff. The highest margin is on proprietary LanVision software and the lowest margin is on third-party hardware. Systems sales to any given customer may include differing configurations of software and hardware, resulting in varying margins among contracts.

Sales are made by the Company's direct sales force, which was increased substantially during 1996, and through healthcare information systems distribution partners. During 1996, the Company was working with one major distribution partner, Lanier Healthcare Systems. However, the Company has entered into additional agreements in 1997 and expects both the number of partners and the resulting revenues to increase in the future.

The decision by a healthcare provider to replace, substantially modify or upgrade its information systems is a strategic decision and often involves a large capital commitment requiring an extended approval process. Throughout 1996, the Company experienced extended sales cycles which adversely affected revenues. It is common for sales cycles to take six to eighteen months from initial contact to the execution of an agreement. As a result, the sales cycles can cause significant variations in quarter to quarter results. These agreements cover the entire implementation of the system and specify the implementation schedule, which typically takes place in one or more phases. The agreements generally provide for the licensing of the Company's proprietary software and third-party software with a one-time perpetual license fee that is adjusted depending on the number of workstations using the software. Third-party hardware is usually sold outright, with a one-time fee charged for installation and training. Site-specific customization, interfaces with existing customer systems and other consulting services are sold on a fixed fee or a time and materials basis.

Generally, revenue from systems sales is recognized when a purchase agreement is signed and products are shipped. Revenue recognition related to routine installation and integration and other insignificant obligations is deferred until the work is performed. If an agreement requires the Company to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, training and services is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of the revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

PAGE 8

RESULTS OF OPERATIONS

The following table sets forth, for each fiscal year indicated, certain operating data as a percentage of total revenues, the cost of systems sales as a percentage of systems sales and the cost of service, maintenance and support as a percentage of revenues from service, maintenance and support.

                                     CONSOLIDATED STATEMENTS OF OPERATIONS(1)


                                                                        Fiscal Year(2)
                                                         ----------------------------------------------

                                                            1996             1995              1994
                                                            ----             ----              ----
Systems sales                                               65.5%           66.9%              66.8%
Service, maintenance and support                            34.5            33.1               33.2
                                                         -----------      ----------        -----------
    Total revenues                                         100.0           100.0              100.0
Cost of sales                                               78.0            64.8               77.5
Selling, general and administrative                         64.5            29.5               25.8
Product research and development                            15.3            11.8               25.5
                                                         -----------      ----------        -----------
    Total operating expenses                               157.8           106.1              128.8
                                                         -----------      ----------        -----------
Operating (loss)                                           (57.8)           (6.1)             (28.8)
  Other income (expense), net                               12.5            (0.5)              (0.1)
                                                         -----------      ----------        -----------
(Loss) before income taxes                                 (45.3)           (6.6)             (28.9)
  Income tax expense (benefit)                               -              (0.1)              (5.2)
                                                         -----------       ---------        -----------
Net (loss)                                                 (45.3)%          (6.5)%            (23.7)%
                                                         ===========      ==========        ===========
Cost of systems sales                                       61.8%           55.9%              71.0%
                                                         ===========      ==========        ===========
Cost of service, maintenance and support                   108.9%           82.8%              90.4%
                                                         ===========      ==========        ===========

(1) Because a significant percentage of the Company's operating costs are expensed as incurred, a variation in the timing of systems sales and installations and the resulting revenue recognition can cause significant variations in operating results. As a result, period to period comparisons may not be meaningful with respect to the past operations of the Company nor are they necessarily indicative of the future operations of the Company. The data in the table is presented solely for the purpose of reflecting the relationship of various operating elements to revenues for the periods indicated.

(2) All references to a fiscal year refer to the fiscal year of the Company commencing on February 1 of that calendar year and ending on January 31 of the following year.

PAGE 9

COMPARISON OF FISCAL YEAR 1996 WITH 1995

REVENUES. Total revenues in fiscal year 1996 were $10,310,052 compared with revenues of $5,018,521 in fiscal year 1995, an increase of $5,291,531, or 105%. Revenues from systems sales in fiscal 1996 were $6,756,226, an increase of $3,399,066, or 101%, over systems sales in fiscal 1995. The increase in systems sales is primarily attributable to expansion of systems at customers existing prior to January
31, 1996, and two new customers. Revenues from service, maintenance and support in fiscal 1996 were $3,553,826, an increase of $1,892,465, or 114%, over fiscal 1995. Maintenance revenues in fiscal 1996 were $1,185,665, an increase of $279,304, or 31%, over maintenance revenues in fiscal 1995. The increase in maintenance revenues in fiscal 1996 is primarily due to billings on prior installations subsequent to the warranty period. Professional services revenue in fiscal 1996 was $2,368,161, an increase of $1,613,161, or 214%, over the professional services revenue in fiscal 1995. Substantially all of the increase came from the Company's fiscal 1995 client base as previously signed agreements were implemented in fiscal 1996. The two new agreements signed in fiscal 1996, contributed $1,423,652, or 27%, of the increase in total revenues in fiscal 1996, as they were signed and implementation began in the last half of the year; the remaining 73% of the increase came from implementation of original phases, or expansion of systems at existing clients. In fiscal 1996, three customers accounted for 49% of the Company's total revenues. In fiscal 1995, three customers accounted for 70% of the Company's total revenues.

COST OF SALES. Cost of sales consists of cost of systems sales and cost of service, maintenance and support. Cost of systems sales includes amortization of capitalized software costs, royalties and the cost of third-party software and hardware. Cost of systems sales as a percentage of systems sales will vary from period to period depending on the hardware and software configuration of the systems sold. Cost of service, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. The cost of systems sales increased to 61.8% from 55.9% compared with the prior fiscal year due to the mix of fewer new customers with traditionally higher software revenues, at higher margins, and the increase in add-on hardware sales to existing customers at lower margins. The cost of service, maintenance and support increased to 108.9% from 82.8%, as the Company increased the support and professional services staff in anticipation of expanded revenue from new customers. The Company's shortfall in obtaining new customers contributed to higher professional service costs as a percentage of revenues because the staff was unable to be fully utilized on billable projects, resulting in more non-billable professional service hours. In addition, the professional services staff was used on various internal consulting projects and performed several special projects for customers on a complimentary basis or at discounted rates. The new professional services staff required training and product orientation, leaving less time available for billable hours. Anticipated future increases in service, maintenance and support revenues are not expected to require a proportionate increase in expenses.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related costs, traveling and living expenses and expenses such as advertising, trade shows, brochures, etc. for selling and marketing activities. In fiscal 1996, selling, general and administrative expenses were $6,647,470 compared with $1,477,401 in fiscal 1995. The increase in fiscal 1996 is primarily attributable to: the increase in sales and marketing personnel from eight to thirty; an increase in marketing and sales activities including advertising, trade shows, telemarketing, brochures, etc.; and the increase in personnel from five to twenty-one in the finance, management information systems, quality assurance and administrative departments, necessary to support the expanded, and future anticipated expansion of revenues. In addition, the increase in personnel required increased office space and the related facility costs. During the fourth quarter of fiscal 1996, the Company expensed $250,000 related to the termination of a West Coast agent. This market is now being covered by the Company's direct sales force and its third-party distributors. The Company intends to continue to expand its direct sales operations especially in geographic areas in which the Company is currently not present and increase the pre-sales support of its reseller partners. However, the expansion will be at a slower pace than in 1996 and will be monitored along with the Company's assessment of market growth opportunities.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 1996 were $1,580,089, compared with $594,037 in fiscal 1995. The fiscal 1996 increase is primarily attributable to: increased research and development staffing from five to seventeen; increased use of outside contractors; and associated increased overhead costs, as expanded efforts were undertaken to develop new products and enhancements to existing products. The Company intends to continue to accelerate product research and development in 1997. The Company capitalized $170,000 and $123,307 in product research and development costs in fiscal 1996 and 1995, respectively.

OTHER INCOME (EXPENSE), NET. Other income in fiscal 1996 consisted of interest on investment securities, net of interest expense on indebtedness outstanding prior to the Company's initial public offering.

PROVISION FOR INCOME TAXES. The Company is in a tax loss carryforward position, and is unable to recognize a tax benefit for losses because the realization of a tax benefit for such losses is not assured. Tax loss carryforward approximates $6,400,000.

NET LOSS. The Company's net loss in fiscal 1996 was $4,668,540, compared with a net loss in fiscal 1995 of $326,229. Fiscal 1996 net loss per share was $.56, compared with a net loss per share in fiscal 1995 of $.05.

Since commencing operations in 1989, the Company has, from time to time, incurred operating losses. Although the Company achieved profitability in fiscal years 1992 and 1993, the Company incurred a net loss in fiscal years 1994, 1995 and 1996. Based upon the expenses associated with current and planned staffing levels, profitability is dependent upon increasing revenues. There can be no assurance that the Company will be able to achieve consistent profitability on a quarterly or annual basis nor be able to sustain or increase its revenue growth in future periods. Management believes historical operating results are not indicative of the future performance of the Company in the long-term.

At January 31, 1997, the Company has master agreements, which if fully performed, would generate future revenues of approximately $6,600,000. The products and services related to these agreements are expected to be delivered over the next two to three years. However, because implementations are dependent upon the customer's schedule, the Company is unable to predict accurately the amount of revenues in future periods.

PAGE 10

COMPARISON OF FISCAL YEAR 1995 WITH 1994

REVENUES. Total revenues in fiscal year 1995 were $5,018,521, an increase of $2,606,722, or 108%, over total revenues in fiscal year 1994. Revenues from systems sales in fiscal 1995 were $3,357,160, an increase of $1,746,475, or 108%, over systems sales in fiscal 1994. The increase in systems sales is primarily attributable to four new customers and expansion of systems at existing installations. Revenues from service, maintenance and support in fiscal 1995 were $1,661,361, an increase of $860,247, or 107%, over fiscal 1994.
Maintenance revenues in fiscal 1995 were $906,361, an increase of $313,361, or 53%, over maintenance revenues in fiscal 1994. The increase in maintenance revenues in fiscal 1995 is primarily due to revenue on installations made during fiscal 1994. Professional services revenues in fiscal 1995 were $755,000, an increase of $547,000, or 163%, over the professional services revenues in fiscal 1994. Approximately $363,000 of the increase in professional services revenues related to four new customers in fiscal 1995, and the remaining increase of $184,000 is due to an increase in services to customers obtained in and prior to fiscal 1994. To date, demand for professional services has been more intensive during the early stages of each phase of system implementation and begins to decline as users become more familiar with the systems. In fiscal 1995, three customers accounted for 70% of the Company's total revenues. In fiscal 1994, two of these customers and one other customer accounted for 91% of the Company's total revenues. Revenues in fiscal 1994 were adversely affected by reduced marketing efforts while the Company was creating a new version of ChartVision and by the debate over healthcare reform.

COST OF SALES. Cost of sales consists of cost of systems sales and cost of service, maintenance and support. Cost of systems sales includes amortization of capitalized software costs, royalties and the cost of third-party software and hardware. Cost of systems sales as a percentage of systems sales will vary from period to period depending on the hardware and software configuration of the systems sold. Cost of service, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consisted primarily of salaries, commissions and benefits related to the Company's sales, marketing and administrative personnel. Selling, general and administrative expenses in fiscal 1995 were $1,477,401, an increase of $854,746, or 137%, over fiscal

1994. This increase is primarily attributable to an average increase in personnel of five people, increased marketing activity and increased commissions and bonuses based upon revenues.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenditures consisted primarily of salaries and related personnel benefits and the allocable portion of overhead costs. Product research and development expenditures were relatively consistent between fiscal years 1995 and 1994. The majority of product research and development expenses in fiscal year 1995 relate to the continued development of ChartVision 3.0 and On-Line Chart Completion. The Company capitalized $123,307 and $12,934 of product research and development costs in 1995 and 1994, respectively.

PROVISION FOR INCOME TAXES. In fiscal year 1994, the Company recorded a tax benefit of $125,833, representing the extent to which it could utilize or receive a benefit for such losses. In fiscal 1995, no tax benefit has been provided because realization of a tax benefit for such losses is not assured.

NET LOSS. Net operating results in fiscal 1995 improved by $245,831 compared with fiscal 1994. The Company's net loss in fiscal 1995 was $326,229, compared with a $572,060 loss in fiscal 1994. Net loss per share for fiscal 1995 was $.05, compared with a $.09 loss per share in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception in 1989, LanVision has funded its operations, working capital needs and capital expenditures primarily from a combination of cash generated by revenues from operations, borrowings, a private placement of convertible redeemable preferred stock and an initial public offering which raised approximately $34,000,000, net of the underwriting discount and expenses, through the issuance of 2,912,500 shares of common stock on April 18, 1996.

The Company's customers typically have been well-established hospitals or medical facilities with good credit histories, and payments have been received within normal time frames for the industry. Agreements with customers often involve significant amounts, and contract terms typically require customers to make progress payments. In fiscal 1996, progress billings to customers have increased as system implementation has increased. Progress billings recorded prior to the recognition of revenue have been classified as deferred revenues. At January 31, 1997, accounts and unbilled receivables were $1,179,137 greater than accounts and unbilled receivables at January 31, 1996. This increase is primarily due to increased revenues.

The Company has no significant obligations for capital resources, other than noncancelable operating leases in the total amount of $2,227,876, payable over the next five years. However, the Company plans to continue to increase its staff during fiscal 1997 to meet anticipated growth, which will require additional office space, furniture and equipment, the total cost of which has not yet been determined.

At January 31, 1997, the Company had cash and investments of $26,591,772. Investments consist primarily of U.S. Government obligations with maturities ranging from one month to three years.

In March, 1997, the Company's Board of Directors authorized management, at its discretion, to repurchase shares of the Company's common stock of up to $1,000,000 in value on the open market.

The Company believes that the existing cash balances and investment securities and revenue from operations, will be sufficient to meet its liquidity and capital spending requirements for the foreseeable future. To date, inflation has not had a material impact on the Company's revenues or income.

                             REPORT OF MANAGEMENT
-------------------------------------------------------------------------------

         LanVision Systems, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. Management also prepared the other information included in this Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

         The consolidated financial statements have been audited by the independent accounting firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent auditors during their audit were accurate and appropriate. Based on their audit of the consolidated financial statements, Ernst & Young LLP has issued their audit report, which appears below.

         In meeting its responsibility for the integrity of the financial statements, management relies on a system of internal controls. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The Company continuously assesses the effectiveness of the internal controls and makes improvements thereto as necessary.

/s/ J. Brian Patsy                                   /s/ Thomas E. Perazzo

J. Brian Patsy                                       Thomas E. Perazzo
President and Chief Executive Officer                Chief Financial Officer


                        REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

Board of Directors
LanVision Systems, Inc.

         We have audited the consolidated balance sheets of LanVision Systems, Inc. as of January 31, 1997 and 1996, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LanVision Systems, Inc. at January 31, 1997 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1997 in conformity with generally accepted accounting principles.

Cincinnati, Ohio
February 26, 1997                                     /s/ Ernst & Young LLP

PAGE 12

                                            CONSOLIDATED BALANCE SHEETS

                                                      ASSETS

                                                                                         Fiscal Year
                                                                             ------------------------------------
                                                                                 1996                  1995
                                                                                 ----                  ----
Current assets:
  Cash and cash equivalents                                            $           664,223     $              -
  Investment securities                                                         16,407,270                    -
  Accounts receivable, net of allowance for doubtful
    accounts of $205,000 and $75,000, respectively                               2,934,230            1,871,099
  Unbilled receivables                                                             663,626              677,620
  Other                                                                            572,968              164,182
                                                                             --------------       ---------------
        Total current assets                                                    21,242,317            2,712,901

Property and equipment:
  Computer equipment                                                             1,536,513              356,914
  Computer software                                                                173,359               98,225
  Office furniture, fixtures and equipment                                         962,880               40,237
  Leasehold improvements                                                           267,244                    -
                                                                             --------------       ---------------
                                                                                 2,939,996              495,376
  Accumulated depreciation and amortization                                       (687,832)            (314,380)
                                                                             --------------       ---------------
                                                                                 2,252,164              180,996
Investment securities                                                            9,520,279                    -
Capitalized software development costs, net of accumulated
  amortization of $533,563 and $455,563, respectively                              244,366              152,366
Other                                                                               40,519                    -
                                                                             --------------       ---------------
                                                                       $        33,299,645     $      3,046,263
                                                                             ==============       ===============

              LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Notes payable                                                        $                 -     $        600,000
  Accounts payable                                                               1,249,337            1,185,157
  Accrued compensation                                                             555,235                    -
  Accrued other expenses                                                         1,073,167              162,727
  Deferred revenues                                                                500,783              846,104
                                                                             --------------       ---------------
        Total current liabilities                                                3,378,522            2,793,988

Deferred compensation                                                                    -               48,000
Convertible redeemable preferred stock, $.01 par value per share,
  8,500 shares authorized, issued and outstanding at fiscal year end
  1995 (aggregate liquidation preference of $850,000)                                    -              850,000

Stockholders' equity (deficit):
  Preferred stock, $.01 par value per share, 5,000,000 shares
    authorized, 8,500 shares issued and outstanding (see above)                          -                    -
  Common stock, $.01 par value per share, 25,000,000 shares
    Authorized, 8,896,500 and 4,488,000 shares issued and
    outstanding, respectively                                                       88,965               45,000
  Capital in excess of par value                                                35,110,817                    -
  Accumulated (deficit)                                                         (5,359,265)            (690,725)
  Unrealized net gains on investment securities                                     80,606                    -
                                                                             --------------       ---------------
        Total stockholders' equity (deficit)                                    29,921,123             (645,725)
                                                                             ==============       ===============
                                                                       $        33,299,645     $      3,046,263
                                                                             ==============       ===============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          Fiscal Year
                                                                    ---------------------------------------------------------
                                                                         1996                 1995                 1994
                                                                         ----                 ----                 ----
Revenues:
  Systems sales                                                  $     6,756,226      $    3,357,160       $    1,610,685
  Service, maintenance and support                                     3,553,826           1,661,361              801,114
                                                                    ---------------      ---------------      ---------------
        Total revenues                                                10,310,052           5,018,521            2,411,799

Operating expenses:
  Cost of systems sales                                                4,173,707           1,876,525            1,144,207
  Cost of service, maintenance and support                             3,869,636           1,376,191              724,220
  Selling, general and administrative                                  6,647,470           1,477,401              622,655
  Product research and development                                     1,580,089             594,037              614,167
                                                                    ---------------      ---------------      ---------------
        Total operating expenses                                      16,270,902           5,324,154            3,105,249
                                                                    ---------------      ---------------      ---------------
Operating (loss)                                                      (5,960,850)           (305,633)            (693,450)
  Other income (expense), net (including interest expense
    of $79,925, $38,301 and $31,491 in fiscal years 1996,
    1995 and 1994, respectively)                                       1,292,310             (26,143)              (4,443)
                                                                    ---------------      ---------------      ---------------
(Loss) before income taxes                                            (4,668,540)           (331,776)            (697,893)
  Income tax expense (benefit)                                                 -              (5,547)            (125,833)
                                                                    ---------------      ===============      ---------------
Net (loss)                                                       $    (4,668,540)     $     (326,229)      $     (572,060)
                                                                    ===============      ===============      ===============
Net (loss) per common share                                      $      (.56)         $      (.05)         $      (.09)
                                                                    ===============      ===============      ===============
Number of shares used in per common share computation                  8,283,761           6,190,325            6,190,325
                                                                    ===============      ===============      ===============


                                            CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE
                                                 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                           Stockholders' Equity (Deficit)
                                                   --------------------------------------------------------------------------------

                                    Convertible                                                          Unrealized         Total
                                     redeemable                      Capital in                         net gains on   stockholders'
                                     preferred        Common          excess of        Accumulated       investment        equity
                                       stock          stock          par value           (deficit)       Securities      (deficit)
                                    -----------    -----------      -------------     -------------      -----------   -------------
Balances at January 31, 1994     $          -      $   45,000       $        -          $   207,564    $       -       $    252,564
  Issuance of convertible
    redeemable preferred
    stock                             850,000              -                 -                  -              -                  -
  Net (loss)                                -              -                 -             (572,060)           -           (572,060)
                                    -------------   -------------    -------------     ------------      -----------   -------------
Balances at January 31, 1995          850,000          45,000                -             (364,496)           -           (319,496)
  Net (loss)                                -              -                 -             (326,229)           -           (326,229)
                                    -------------   -------------    -------------    -------------      -----------   -------------
Balances at January 31, 1996          850,000          45,000                -             (690,725)           -           (645,725)
  Issuance of common stock                  -          29,005         34,275,777                -              -         34,304,782
  Conversion of preferred stock      (850,000)         14,960            835,040                -              -            850,000
  Unrealized net gains on
    investment securities                   -              -                 -                  -          80,606            80,606
  Net (loss)                                -              -                 -           (4,668,540)           -         (4,668,540)
                                    =============   =============    =============     =============     ===========   =============
Balances at Janury 31, 1997      $          -      $   88,965     $   35,110,817      $  (5,359,265)   $   80,606      $ 29,921,123
                                    =============   =============    =============     =============     ===========   =============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Fiscal Year
                                                                    ---------------------------------------------------------
                                                                         1996                 1995                 1994
                                                                         ----                 ----                 ----
Operating activities
  Net (loss)                                                   $       (4,668,540)  $         (326,229)  $         (572,060)
  Adjustments to reconcile net (loss) to net cash
    (used for) operating activities:
    Depreciation and amortization                                         451,452              152,697              216,011
    Deferred income taxes                                                       -                    -              (82,437)
  Cash provided by (used for) assets and liabilities:
    Accounts and unbilled receivables                                  (1,049,137)          (1,989,223)            (319,704)
    Other assets                                                         (408,786)            (119,642)             (43,340)
    Accounts payable                                                       64,180              718,381              355,554
    Accrued expenses                                                    1,417,675              169,204              (33,430)
    Deferred revenues                                                    (345,321)             666,796               59,718
                                                                    ---------------      ---------------      ---------------
  Net cash (used for) operating activities                             (4,538,477)            (728,016)            (419,688)
                                                                    ---------------      ---------------      ---------------

Investing activities
  Purchases of investment securities                                  (42,377,849)                   -                    -
  Proceeds from sales of investment securities                         16,490,387                    -                    -
  Purchases of property and equipment                                  (2,444,620)             (66,834)            (111,341)
  Capitalization of software development costs                           (170,000)            (123,307)             (12,934)
                                                                    ---------------      ---------------      ---------------
  Net cash (used for) investing activities                            (28,502,082)            (190,141)            (124,275)
                                                                    ---------------      ---------------      ---------------

Financing activities
  Payments on stockholder note payable                                          -                    -              (50,000)
  Payments on line of credit                                             (600,000)            (426,000)            (355,130)
  Proceeds from line of credit                                                  -              726,000              580,130
  Issuance of common stock                                             34,304,782                    -                    -
  Issuance of convertible redeemable preferred stock                            -                    -              850,000
                                                                    ---------------      ---------------      ---------------
  Net cash provided by financing activities                            33,704,782              300,000            1,025,000
                                                                    ---------------      ---------------      ---------------
  Increase (decrease) in cash                                             664,223             (618,157)             481,037
  Cash and cash equivalents at beginning of year                                -              618,157              137,120
                                                                    ---------------      ---------------      ---------------
  Cash and cash equivalents at end of year                     $          664,223   $                -   $          618,157
                                                                    ===============      ===============      ===============
  Supplemental cash flow disclosures:
    Income taxes paid                                          $                -   $                -   $           16,587
                                                                    ===============      ===============      ===============
    Interest paid                                              $           79,925   $           36,232   $           20,017
                                                                    ===============      ===============      ===============



See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LanVision Systems, Inc. (the "Company") is a provider of healthcare information access systems that enable hospitals and integrated healthcare delivery systems in the United States to capture, manage, store, retrieve and process vast amounts of clinical and financial patient information.

FISCAL YEAR

All references to a fiscal year refer to the fiscal year of the Company commencing February 1 in that calendar year and ending on January 31 of the following year.

CONSOLIDATION

The consolidated financial statements include the accounts of LanVision Systems, Inc. and its Subsidiary, LanVision, Inc. All significant intercompany transactions are eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is derived from the licensing and sale of systems comprising internally developed software, third-party software and hardware. The Company complements its products by offering support, maintenance and professional services. The Company's revenue recognition policies conform to Statement of Position 91-1, Software Revenue Recognition. Generally, revenue from software license fees and hardware sales is recognized when a purchase agreement is signed pursuant to a master agreement and products are shipped. Revenue related to routine installation and integration and other insignificant obligations is deferred until the work is performed. If a contract requires the Company to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, education and services is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits, overnight repurchase agreements, money market accounts and highly liquid investments with original maturities of three months or less. For purpose of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVESTMENT SECURITIES

The Company accounts for its investment securities under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's investment securities are classified under Statement No. 115 as "available-for-sale," and accordingly, are carried at fair market value. Unrealized net gains are included as a component of stockholders' equity, net of income taxes, until realized. Interest earned is included in other income (expense) in the Consolidated Statements of Operations.

CONCENTRATIONS

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of investment securities and accounts receivable. The Company's investment securities consist primarily of U.S. Government obligations. The Company's accounts receivable are concentrated in the healthcare industry. However, the credit risk is limited due to the geographic dispersion and number of customers.

PAGE 16

To date, the Company has relied on a limited number of customers for a substantial portion of its total revenues. The Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The failure to obtain new customers, the loss of existing customers or reduction in revenues from existing customers could materially adversely affect the Company's operating results (see Note 9).

The Company currently buys all of its hardware and some major software components of its healthcare information access systems from third-party vendors. Although there are a limited number of vendors capable of supplying these components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in system implementations and a possible loss of revenues, which would adversely affect operating results.

OTHER CURRENT ASSETS

Other current assets at January 31, 1997 are primarily prepaid insurance, and prepaid expenses related to future revenues. At January 31, 1996, other current assets consisted primarily of costs related to the initial public offering which were offset against the proceeds from the stock offering.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight line, half year convention method, over the estimated useful lives of the related assets. Estimated useful lives are as follows:

                  Computer equipment and software             3 years
                  Office equipment                            5 years
                  Office furniture and fixtures               7 years
                  Leasehold improvements                      Life of lease

Depreciation expense for 1996, 1995 and 1994 was $373,452, $92,479 and $90,375,
respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility are classified as product research and development and are expensed as incurred.

Once technological feasibility has been determined, additional costs incurred in development, including coding, testing and product quality assurance, are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Company capitalized $170,000, $123,307 and $12,934 in 1996, 1995 and 1994, respectively. Research and development expense was $1,580,089, $594,037 and $614,167 in 1996, 1995 and 1994, respectively.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination. Amortization expense was $78,000, $60,218 and $125,636 in 1996, 1995 and 1994, respectively.

ACCRUED OTHER EXPENSES

Accrued other expenses at January 31, 1997 includes: a warranty reserve of $164,000; an accrued termination fee to an agent of $250,000; and accrued royalties, franchise taxes and professional fees.

INCOME TAXES

The provisions for income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

PAGE 17

STOCK OPTIONS

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October, 1995, and is effective for fiscal year 1996. The Statement establishes a fair value method of financial accounting and reporting for stock-based compensation plans. The Company has elected to continue to account for stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, has adopted the disclosure only provisions of Statement 123.

NET LOSS PER COMMON SHARE

The net loss per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during each period using the treasury stock method. Common share equivalents recognize the potential dilutive effects of the conversion of the convertible redeemable preferred stock to common stock and outstanding options to acquire common stock.

In accordance with the Securities and Exchange Commission, Staff Accounting Bulletin Number 83, the weighted average number of shares used in the computation of the net loss per common share for fiscal years 1995 and 1994, was calculated assuming all common share equivalents issued at prices below the initial public offering price, during a one year period before the filing of the initial public offering, were outstanding, even though the effect was antidilutive. Also, the computation of common and common equivalent shares includes the 1,496,000 shares of common stock issued upon the automatic conversion of the convertible redeemable preferred stock. Accordingly, the weighted average shares outstanding for fiscal years 1995 and 1994 is calculated at 6,190,325 shares.

The loss per common share calculation, in fiscal 1996, excludes the effect of the common share equivalents as the inclusion thereof would be antidilutive.

2.   INVESTMENT SECURITIES

Investment securities at January 31, 1997 include the following:

                                                           Market               Cost            Unrealized
                                                            Value              Basis            Net Gains
                                                        --------------     ---------------    ---------------
            Money Market Funds                     $          554,202  $         554,202   $           -
            U.S. Treasury Securities                       25,373,347         25,292,741          80,606
                                                        ==============     ===============    ===============
                      Total investment securities  $       25,927,549  $      25,846,943   $      80,606
                                                        ==============     ===============    ===============


The fair values of investment securities are based on the quoted market prices at the reporting date for those investments. The estimated fair value of investment securities by contractual maturity at January 31, 1997 is as follows:
$16,407,270 in 1997, $6,708,466 in 1998, and $2,811,813 in 1999.

3.   REVOLVING LINE OF CREDIT COMMITMENT

During 1996, 1995, and 1994, the Company maintained a revolving line of credit with a bank. The outstanding loans under the agreement bore interest at the bank's prime rate of interest plus 3/4%. On February 6, 1996, the Company entered into a new revolving loan with an initial loan facility of $1,400,000. Beginning in July, 1996, the maximum amount available under the loan facility was reduced by $100,000 per month until the line of credit expired on February 9, 1997. The loan was secured by all business assets of the Company including account and contract receivables, inventory, equipment, furniture, fixtures and general intangibles. The loan contained the joint and several guaranties of the two largest stockholders of the Company. Advances under the line of credit were limited to 75% of accounts receivable due less than 90 days from invoice.

4.   DEFERRED COMPENSATION

The Company had a deferred compensation plan that provided for additional compensation to key employees based on the performance of the Company. The Company accrued $48,000 at January 31, 1996 for this liability. In February, 1996, a stock option was granted to an employee to purchase 137,937 common shares at $10.40 per share. Simultaneous with the granting of this option, the Company's liability under this deferred compensation plan was canceled and the deferred compensation plan was canceled.

5.   OPERATING LEASES

The Company rents office space and equipment under noncancelable operating leases which expire in 2001. Future minimum lease payments under noncancelable operating leases for the next five fiscal years are as follows: 1997:
$524,261; 1998: $520,860; 1999: $485,546; 2000: $444,073; 2001: $253,136. Rent
expense was $252,383, $60,441 and $39,890 for fiscal years 1996, 1995 and
1994, respectively.

6.   INCOME TAXES

The expense (benefit) for income taxes is as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------

                                                           1996                 1995                 1994
                                                      ----------------     ----------------     ----------------
  Current:
    Federal                                       $             -      $             -      $       (43,396)
    State and local                                             -               (5,547)                   -
                                                      ----------------     ----------------     ----------------
                                                                -               (5,547)             (43,396)
  Deferred:
    Federal                                                     -                    -              (75,842)
    State and local                                             -                    -               (6,595)
                                                      ----------------     ----------------     ----------------
                                                                -                    -              (82,437)
                                                      ----------------     ----------------     ----------------
                                                  $             -      $        (5,547)     $      (125,833)
                                                      ================     ================     ================

The expense (benefit) for income taxes differs from the Federal statutory rate as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------
                                                           1996                 1995                 1994
                                                      ----------------     ----------------     ----------------
 Federal tax expense (benefit) at
   statutory rate                                 $     (1,587,304)    $       (110,918)    $       (237,284)
Loss for which benefit not provided                      1,587,304              110,918              103,010
State income tax (benefit), net of Federal tax
  benefit                                                        -               (5,547)              (4,353)
Other                                                            -                    -               12,794
                                                      ================     ================     ================
                                                  $              -     $         (5,547)    $       (125,833)
                                                      ================     ================     ================

The Company files its tax returns on a cash basis. The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences are as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------
                                                           1996                 1995                 1994
                                                      ----------------     ----------------     ----------------
Deferred tax assets:
  Net operating loss carryforwards               $       2,352,493     $        470,628     $        173,961
  Accounts payable and accrued compensation              1,064,764              464,277              180,832
  Deferred revenues                                        185,290              313,058               66,344
                                                      ----------------     ----------------     ----------------
                                                         3,602,547            1,247,963              421,137
  Less valuation allowance                              (1,989,722)            (242,158)            (199,526)
                                                      ----------------     ----------------     ----------------
  Net deferred tax assets                                1,612,825            1,005,805              221,611

Deferred tax liabilities:
  Accounts and unbilled receivables                     (1,311,369)            (942,152)            (177,027)
  Capitalized software costs                               (90,416)             (56,375)             (33,032)
  Prepaid assets                                          (204,482)                   -                    -
  Equipment                                                 (6,558)              (6,558)             (11,552)
                                                      ----------------     ----------------     ----------------
                                                        (1,612,825)          (1,005,805)            (221,611)
                                                      ================     ================     ================
                                                  $              -     $              -     $              -
                                                      ================     ================     ================

At the end of fiscal 1996, the Company had a net operating loss carryforward of approximately $6,400,000 which begins to expire in 2009.

7.   CONVERTIBLE REDEEMABLE PREFERRED STOCK

In December, 1994, the Company sold 8,500 shares of Convertible Redeemable Preferred Stock for $850,000. The shares were converted into 1,496,000 shares of common stock immediately prior to the initial public offering.

8.   RETIREMENT PLAN

The Company has established a 401(k) retirement plan which covers substantially all employees. Company contributions to the plan may be made at the discretion of the Board of Directors. No Company contributions have been made to the plan.

9.   MAJOR CUSTOMERS

During fiscal 1996, three customers accounted for 21%, 17% and 11% of total revenues. During fiscal 1995, three customers accounted for 35%, 19% and 16% of total revenues. During fiscal year 1994, three customers accounted for 37%, 35% and 19% of total revenues. At January 31, 1997, 47% of the Company's accounts receivables are due from three customers.

10.  STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, in accounting for its stock options because, as discussed below, the alternative fair value method of accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing stock options. Accordingly, the Company adopted the disclosure only provisions of Statement 123. All of the Company's stock options have been issued with an exercise price equal to the estimated fair market value of the underlying stock at the date of grant. Accordingly, under Opinion 25, no compensation expense is recognized.

The Company's Employee Stock Option Plan authorizes the grant of options to employees for up to 825,000 shares of the Company's common stock. The options granted have terms of ten years or less and generally vest and become fully exercisable ratably over three years of continuous employment from the date of grant, except with respect to 71,775 options which were granted in fiscal 1995, and became fully vested and exercisable on December 1, 1996. At January 31, 1997, options to purchase 521,050 shares of the Company's common stock have been granted under the Plan.

The Company's Non-Employee Directors Stock Option Plan authorizes the grant of options for up to 100,000 shares of the Company's common stock. All options granted have terms of ten years or less and vest and become fully exercisable ratably over four years of continuous service as a Director from the date of grant. Options for 5,000 shares have been granted under this plan to one Director, none of which are excercisable or vested. In addition, non-qualified stock options to purchase 5,000 shares were granted to the same Director and vest ratably over two years.

The Company also issued non-qualified stock options to purchase 119,823 shares of the Company's common stock to two employees prior to the initial public offering of the Company's common stock. Of the total, 89,760 were granted in fiscal 1995, with a term of ten years and vest ratably over three years, commencing two years from the date of grant, and have an exercise price of $1.00 per share. The remaining 30,063 options were granted in 1990, with a term of approximately eleven years and became exercisable in 1991 with an aggregate price of $1.00.

Pro forma information regarding the net loss and net loss per common share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1996 and 1995: risk-free interest rates of 6.3%; a dividend yield of zero percent; a volatility factor of the expected market price of the Company's common stock of .827 and a weighted average expected life of the options of five years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

PAGE 20

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' average vesting period. The Company's pro forma information is as follows:

                                                       Fiscal Year
                                          ---------------------------------------

            Pro forma                          1996                   1995
            ---------                          ----                   ----

Net (loss)                             $    (6,276,119)      $     (1,762,737)
                                          ================      =================
Net (loss) per common share            $       (.76)         $       (.28)
                                          ================      =================

The pro forma disclosures are not likely to be representative of the effects on earnings reported for future years.

A summary of the Company's stock option activity and related information is as follows:

                                                           Fiscal Year
                                   ------------------------------------------------------------
                                              1996                            1995
                                   ---------------------------    -----------------------------

                                                   Weighted                         Weighted
                                                    Average                         Average
                                                   Exercise                         Exercise
                                   Options           Price         Options            Price
                                   ---------      ------------    -----------       -----------

Outstanding - beginning of year     527,018    $      8.21           30,063      $    -   (1)
Granted                             141,840          11.40          496,955             8.70
Forfeited                           (17,985)         10.40                -                -
                                   ---------                     -----------
Outstanding - end of year           650,873           8.84          527,018             8.21
                                   =========      ============    ===========       ===========

Exercisable at end of year          299,605    $      9.36           30,063      $    -   (1)
                                   =========      ============    ===========       ===========


Weighted average fair value
of options granted during       $    7.87                      $   6.07(2)
year                               =========                      ===========

(1)  $1.00 in the aggregate for all 30,063 options.
(2)  The weighted average fair value of the 89,760 options issued in fiscal year 1995 for $1.00 per share was $.70, and for 407,195 options was $7.25.

The following table summarizes, by range of exercise price, the options as of January 31, 1997:

                                          Weighted
             Options                      Average            Approximate
----------------------------------        Exercise          Remaining Life
  Outstanding        Exercisable           Price               in Years
----------------    --------------      -------------      -----------------

    30,063             30,063        $      -   (1)              4
    89,760                  -               1.00(2)              4
   531,050            269,542              10.67(3)              9
================    ==============
   650,873            299,605               8.84
================    ==============

(1)  $1.00 in the aggregate for all 30,063 options.
(2)  $1.00 per share for each of the 89,760 options.
(3)  The exercise prices ranges from $7.37 to $14.50.

Exercise prices for options outstanding as of January 31, 1997 ranged from $1.00 in the aggregate for 30,063 options to $14.50. The weighted average remaining contractual life of these options is approximately nine years.

PAGE 21

11.  REORGANIZATION

On February 8, 1996, the Company was reorganized when LanVision Systems, Inc. was incorporated in the State of Delaware as a holding company with LanVision, Inc. as a wholly-owned operating subsidiary incorporated in the State of Ohio. The result of the reorganization is that the stockholders of LanVision, Inc. became the owners of all the outstanding shares of LanVision Systems, Inc.'s common and preferred stock, and LanVision Systems, Inc. became the owner of all of the outstanding shares of LanVision, Inc.'s common and preferred stock. This reorganization has been reflected in the accompanying financial statements, and all share and per share amounts have been adjusted retroactively to give effect to this reorganization.

12.  COMMITMENTS AND CONTINGENCIES

Maintenance Agreements

The Company has maintenance agreements to provide services in future periods after the expiration of an initial warranty period. The Company invoices the customers in accordance with the agreements and records the invoicing as deferred revenues and recognizes the revenues ratably over the term of the maintenance agreements.

Employment Agreements

The Company has entered into employment agreements with officers and employees that generally provide annual salary, discretionary bonus, stock incentive provisions and severance arrangements.

13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following sets forth selected quarterly financial information for 1996, 1995, and 1994.

                                              First            Second            Third            Fourth
  (in thousands, except per share            Quarter          Quarter           Quarter          Quarter             1996
               data)                  -----------------------------------------------------------------------------------

Revenues                              $       2,113     $       3,370    $       3,035     $       1,792    $       10,310
Operating (loss)                               (701)             (609)          (1,636)           (3,015)           (5,961)
Net (loss)                                     (780)             (139)          (1,179)           (2,571)           (4,669)
Net (loss) per share (a)                       (.12)             (.02)            (.13)             (.29)             (.56)
Weighted average shares
  outstanding                                 6,405             8,896            8,896             8,896             8,284
                                           ============      ===========      ============      ===========       ===========
Stock Price (b) (c)
High                                  $      18.75      $      18.75     $      14.50      $       9.00     $       18.75
Low                                   $      14.50      $       8.50     $       7.75      $       6.25     $        6.25
Quarter-end close                     $      18.37      $       9.50     $       8.62      $       7.12     $        7.12
Cash dividends declared (d)           $       -         $         -      $         -       $         -      $          -

---------------------------------------------------------------------------------------------------------------------------
                                              First            Second            Third            Fourth
                                             Quarter          Quarter           Quarter          Quarter             1995
                                           ------------      -----------      ------------      -----------       -----------

Revenues                              $         402     $       1,182    $         667     $       2,767    $        5,018
Operating income (loss)                        (356)             (118)            (287)              455              (306)
Net income (loss)                              (357)             (129)            (284)              444              (326)
Net income (loss) per share (a)                (.06)             (.02)            (.05)              .07              (.05)
Weighted average shares
  outstanding                                 6,190             6,190            6,190             6,190             6,190

-----------------------------------------------------------------------------------------------------------------------------

                                              First            Second            Third            Fourth
                                             Quarter          Quarter           Quarter          Quarter             1994
                                           ------------      -----------      ------------      -----------       -----------

Revenues                              $         456     $         214    $         690     $       1,052    $        2,412
Operating (loss)                               (271)             (210)            (205)               (7)             (693)
Net (loss)                                     (176)             (179)            (207)              (10)             (572)
Net (loss) per share (a)                       (.03)             (.03)            (.03)               -               (.09)
Weighted average shares
  outstanding                                 6,190             6,190            6,190             6,190             6,190
-----------------------------------------------------------------------------------------------------------------------------


(a)  Quarterly amounts are not additive.
(b)  The Company began trading on The Nasdaq Stock Market on April 18, 1996, the date of the initial public offering.
(c)  Obtained from The Nasdaq Stock Market, Inc.
(d)  The  Company  has not paid a dividend  on its Common  Stock since its  inception  and does not intend to pay any cash dividends  in the foreseeable future.

DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------


DIRECTORS

GEORGE E. CASTRUCCI(1) (2)*
Retired Chief Executive Officer
Great American Broadcasting Company

ERIC S. LOMBARDO
Executive Vice President
LanVision Systems, Inc.

J. BRIAN PATSY
Chairman of the Board and Chief Executive Officer
LanVision Systems, Inc.

Z. DAVID PATTERSON(1)* (2)
Executive Vice President
Blue Chip Venture Company

(1)  Audit Committee
(2)  Compensation Committee
*   Committee Chairman

OFFICERS

J. BRIAN PATSY
Chairman of the Board, Chief Executive Officer,
President and Treasurer

ERIC S. LOMBARDO
Executive Vice President and Secretary

ROBERT F. GOLDEN
Chief Technology Officer

ALAN J. HARTMAN
General Counsel

THOMAS E. PERAZZO
Chief Financial Officer



CORPORATE INFORMATION
-------------------------------------------------------------------------------

CORPORATE HEADQUARTERS
LanVision Systems, Inc.
One Financial Way, Suite 400
Cincinnati, Ohio 45242-5859
(513) 794-7100

STOCK TRANSFER AGENT
Fifth Third Bank
Corporate Trust Administration
Fifth Third Center
Mail Location 1090D2
Cincinnati, Ohio 45263

INDEPENDENT AUDITORS
Ernst & Young LLP
Cincinnati, Ohio

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on May 27, 1997 at 9:30 a.m. (local time) at the Embassy Suites Hotel, 4554 Lake Forest Drive, Cincinnati, Ohio.

FORM 10-K AND INVESTOR CONTACT
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders and investment professional securities analysts upon written requests. These requests should be directed to: Investor Relations at the Corporate Headquarters.

COMMON STOCK
The Company's common stock trades on The Nasdaq Stock Market under the symbol LANV.

As of March 31, 1997, there were  approximately  3,200
stockholders

LANVISION SYSTEMS, INC. WORLD WIDE WEB SITE
Visit us at - http://www.lanvision.com




The following are trademarks or registered trademarks of LanVision, Inc.:, AccountVision(R), ChartVision(R), LanVision(TM), [LanVision Logo](TM), MultiView(TM), OmniVision(TM), On-Line Chart Completion(TM), VisionFlow(R) and WebView(TM). All other trademarks are trademarks or registered trademarks of their respective companies.

                                    [LOGO]

                                 LANVISION(TM)
                       Health Information Access Systems

                            LANVISION SYSTEMS, INC.
                         ONE FINANCIAL WAY, SUITE 400
                             CINCINNATI, OH 45242
          PHONE: 800.878.LAN2, PHONE: 513.794.7100, FAX: 513.794.7272

                                               (C)LanVision Systems, Inc. 1997
                                                           All Rights Reserved







                                      92