Form 10-K405, Exhibit 13
period 1998-01-31
LANVISION SYSTEMS INC
filed 1998-04-30
CIK 1008586

Exhibit 13.1
LANVISION SYSTEMS, INC.

ANNUAL REPORT TO STOCKHOLDERS


                            LanVision Systems, Inc.




                               1997 Annual Report






          [Art work - photograph of workstation with photo - montage of healthcare images]





                                 [Company Logo]

Table of Contents

-----------------------------------------------------

Letter to Stockholders..............................2
Products............................................3
Selected Financial Data.............................7
Management's Discussion and Analysis................8
Report of Management...............................14
Report of Independent Auditors.....................14
Financial Statements...............................15
Notes to Financial Statements......................18
Directors and Officers.............................26
Corporate Information..............................26








Stock Prices

-------------------------------------------------------

                         HIGH         LOW        CLOSE
                         ----         ---        -----

1st       Quarter   $    8.00    $    3.37   $     4.50

2nd       Quarter        6.75         4.50         5.25

3rd       Quarter        8.00         4.62         6.03

4th       Quarter        6.75         4.25         4.62




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

LanVision was founded in 1989 with the sole purpose of helping hospitals and integrated healthcare delivery systems solve their information access and document management problems through advanced document imaging/management and workflow technologies.

LanVision is a leading provider of Healthcare Information Access Systems that enable hospitals and integrated healthcare networks to capture, store, manage, route, retrieve and access vast amounts of clinical and financial patient information through use of a private Intranet or the World Wide Web, the lowest cost network infrastructure, for truly enterprisewide secure access. Unlike other systems that have limited usage at the point of patient care, LanVision's systems are used intensively by a variety of users. As a result, LanVision's clients, some of the largest and most respected healthcare provider systems in the country, are able to manage and deliver information more effectively than its competitors.

LanVision has established itself as a national leader in information systems integration. LanVision's professional staff members are committed to quality and have the necessary strategic and technical expertise to develop and deliver the information systems that today's healthcare providers need.

[LOGO]
LanVision(TM)
Healthcare Information Access Systems

LETTER TO STOCKHOLDERS

--------------------------------------------------------------------------------

Dear Stockholder:

Fiscal 1997 was a very difficult and challenging year for LanVision. Revenues fell well below our expectations, and the combination of significant expenditures for product development, sales, marketing and support along with lower revenues contributed to a net loss of $12.7 million.

In 1997, LanVision spent approximately $5.2 million in its sales and marketing efforts. However, our direct sales force and indirect sales partners continued to experience lengthy sales cycles, and we did not generate the expected revenues. The shortfall in revenues occurred for a variety of reasons. First, the market for healthcare applications using document imaging and workflow technologies is relatively new, and the market is still in its early stages of development. The market has moved slower than management expected, and competition is intense. Additionally, it has been difficult for companies with relatively small sales forces to influence buying decisions as effectively as the largest Healthcare Information Access Systems providers, such as Shared Medical Systems Corporation, HBO & Company, Cerner Corporation, etc. Furthermore, healthcare organizations are assessing and implementing many new technology solutions, and although many of these systems do not compete with the LanVision product suites, these systems do compete for capital dollars and the available time of information system personnel within the healthcare organizations.

However, despite the difficulties in growing revenues this year, fiscal 1997 was a year of significant accomplish-ments. We believe the investments in our people and technology have created a solid foundation, and LanVision is well positioned to significantly improve revenues and operating results in fiscal 1998 and beyond.

In fiscal 1997, we significantly increased our spending on product Research and Development to establish LanVision as the leader in document imaging/management and workflow applications and to secure a sustainable competitive advantage in the healthcare industry. The technology market changes rapidly, and only the most robust, flexible, dependable products will survive in the healthcare market. During the last three years, LanVision has invested more than $8.4 million in the development of its products. LanVision believes it now has the most robust, comprehensive and dependable suite of document management products in the marketplace.

I am pleased to announce that, on the strength of our product line and the related investment in Research and Development in 1997, we signed eight new agreements, including four since August, with major hospitals, including the prestigious Memorial Sloan-Kettering Cancer Center, the Medical College of Georgia Hospital and Clinics, Harris Methodist, Inc. and Children's Medical Center of Dallas, TX. This compares with two new agreements signed in fiscal 1996. As a result of these new agreements, we have significantly increased our backlog of future revenues.

During 1997, we thoroughly analyzed the market forces restraining our direct sales efforts, and we concluded that if we don't like the way the game's played, we need to change the rules, and that's what we did. In August, we announced the launch of Virtual Healthware Services (VHS), a new healthcare information service bureau division that delivers high quality, transaction-based document imaging/management services to healthcare providers from a centralized data center. One of the first Intranet/Internet capable, web-based service bureaus of its kind in the healthcare industry, VHS offers an alternative to a hospital allocating several million dollars in its budget to establish an in-house system. VHS maintains and operates the centralized data center and customers electronically access the medical record through web-based technology on a fee per transaction basis. We are very excited about how positively VHS has been received in the market place. During 1997, we signed our first two agreements for VHS services, including The Detroit Medical Center, a group of eight hospitals and 120 clinics, which is expected to generate revenues in excess of $6 million over the initial three year term. We believe VHS will help many healthcare organizations overcome the obstacles to implementing new information systems, and this should shorten sales cycles. This will encourage more healthcare organizations to use document imaging/management and workflow software applications to solve their business needs.


J. William Gurley, in his article When Software Is More Than Software (Fortune magazine December 8, 1997) said "Now the Internet is forcing software companies to ask the question, What business are we in? The Internet blurs distinction between such seemingly disparate business as software, content, services and commerce. Wise software companies will embrace this trend and deliver the solution most desired by customers. Others - the myopic ones will fall behind." We believe this is true, and we are a pioneer in offering web-based electronic access to the entire medical record on a fee per transaction basis. The results of a recent study by International Data Corporation, (Healthcare Informatics magazine February, 1998) indicates that the healthcare industry spent approximately $2.9 billion in the United States for outsourcing information systems operations, processing services and other Information Technology-related operations, and the composite annual growth rate of outsourcing spending will increase ten percent through the year 2001.

Management is highly focused on accelerating revenues and expanding the distribution of our products. In February, 1998, LanVision took a major step forward in improving and expanding our sales distribution as we entered into a Remarketing Agreement with Shared Medical Systems Corporation (SMS), one of the leading providers of information technology to the healthcare industry. In the past 29 years, SMS has become a worldwide leader in providing comprehensive healthcare information solutions to over 3,500 healthcare organizations in 20 countries and territories in North America and Europe. Under the terms of the agreement, SMS will sell LanVision's highly evolved electronic medical records imaging/management and workflow products, as an integrated component of the SMS NOVIUS product line. Management believes this agreement will strengthen both companies and position LanVision to be the predominant provider of document imaging/management, workflow and other multimedia applications in the healthcare market. The combination of the LanVision and SMS technology will allow users in a healthcare enterprise to have immediate and simultaneous access to the electronic patient information wherever it is located. This significant expansion in the distribution of our products should help ensure LanVision begins to capitalize on the market opportunities and achieve significant revenue growth.

Although management is very disappointed in its 1997 revenues and operating results, we are optimistic about the Company's future. We believe LanVision's investments in new products, VHS, and our people have helped ensure the Company is built on a solid foundation. Additionally, we believe these investments, the significant Remarketing Agreement with SMS, and increased sales from our direct sales force will help ensure 1998 is a year of significant revenue growth and improved operating results.

We are thankful for your continued confidence, and look forward to the challenge, greater opportunity and a more successful 1998.


Sincerely,

/s/ J. Brian Patsy

J. Brian Patsy
Chairman of the Board and
Chief Executive Officer

"Not only were we up and running in five months, but with WebView, we realized we would be able to achieve enterprisewide access within one year."

Director Health Information Management Services, Medical College of Georgia (AccountVision Suite Icon Graphic)


LanVision Products
LanVision products are built using advanced document imaging/management and workflow automation technology. Imaging technology makes paper-based information, as well as medical images, sound and video information as readily available and easy to process as traditional electronic data. Workflow automation offers intelligent electronic routing of documents, sophisticated management tools and reporting to increase efficiency and to support business process re-engineering efforts.

For maximum flexibility, the LanVision family of products is made up of four advanced software suites: the Foundation suite, the Input suite, the ChartVision application suite, and the AccountVision application suite. Moreover, users can choose from various viewers to support multiple implementation options, from traditional client/server networks to Internet-based installations that take advantage of standard web browsers and "thin clients."

Image-Enabling Technology
LanVision provides powerful image-enabling and workflow technology that allows healthcare users to immediately and simultaneously access any patient information - including multimedia and paper-based information - through their existing applications. As a result, any application across the entire enterprise can be image-enabled including the host HIS, human resources, materials management, patient billing, CDRs and others. When the CDR is image enabled, users can access any piece of information on the same workstation and from the same screen display, including the point of patient care. This means users can view traditional electronic data and images simultaneously on the same screen without signing in and out of multiple applications.

The Foundation Suite
As the name implies, the industrial-strength Foundation suite is the bedrock of the LanVision product family. Built for maximum performance in a high volume setting, this powerful suite ensures that the LanVision applications deliver in the most demanding environments. Optimized for healthcare, the Foundation suite also ensures ease of use and practicality in a non-technical clinical or administrative situation.

The modules within the Foundation suite include:
      Storage and Retrieval Services
      Security Services
      Database Services
      Optical Services
      Printing and Faxing Services
      System Administration Services



(Input Suite Icon graphic)



The Input Suite
LanVision's Input suite software is designed to help hospitals and integrated delivery networks enter information into the ChartVision and AccountVision application suites from a variety of sources in the most efficient and error-free manner. The sources of this information include paper, faxed documents, electronic documents interfaced from any system and more.

The Input suite includes the following modules: Scanning and Indexing OCR (optical character recognition) COLD (computer output to laser disk) with Forms Overlay Custom Interfaces


(ChartVision Suite Icon graphic)

The ChartVision Application Suite.......a highly evolved electronic patient record application

The ChartVision application suite provides physicians, clinicians and health information management professionals throughout the healthcare enterprise with immediate and simultaneous access to the complete patient record. ChartVision is a highly evolved electronic patient record application suite that provides streamlined processing and fast, easy access to all forms of healthcare information regardless of the source. Unlike some systems that are cumbersome and complex, ChartVision is so easy to use that physicians and clinicians actually prefer it over paper.

In addition, the ChartVision application suite includes the following modules:

On-Line Chart Completion
Automates the identification of deficiencies in patient charts and electronically routes the incomplete documents to the appropriate medical and administrative personnel for on-line processing, completion, electronic signature and reporting.

Enterprisewide Correspondence
Fulfills internal and external requests for information and allows for automatic invoicing capability. It also provides the ability to electronically search for, print, mail, or fax information to third-party requesters.

Workflow
Offers intelligent electronic routing of documents plus sophisticated management tools and reporting capabilities to support business process re-engineering efforts.

Registration Processing
An interactive, electronic pen-based module that allows patients to read, edit and sign consent forms and other documents on a portable tablet device. The forms are automatically filed in the patient's folder.

The AccountVision Application Suite........a patient financial services application

The AccountVision application suite enables hospitals and integrated delivery networks to streamline their business services operations by tracking patients from pre-admission and registration through account follow-up and final payment. As a result, cash flow is greatly improved.

The system facilitates improved communication by providing immediate and simultaneous access to documents thus promoting prompt response to patient and third-party inquiries.

AccountVision's financial folder concept closely integrates patient and non-patient documents to substantially improve productivity in a variety of areas, including secondary billing and claims follow-up which improves cash flow.

Utilizing the latest in Workflow and COLD technologies, the system helps clients actively manage work in process by monitoring staff workloads, reassigning work to avoid backlogs, and focusing work on appropriate revenue-producing tasks. AccountVision helps clients increase productivity by automatically routing job-specific documents based on client-defined parameters.

In addition, the AccountVision application suite includes the following modules:

Remittance Processing
Applies optical character recognition (OCR) and form processing technologies to automatically extract payment amounts and calculate adjustments from third-party payer remittance documents.

Registration Processing
An interactive, electronic pen-based module that allows patients to read, edit and sign consent forms and other documents on a portable tablet device. The forms are automatically filed in the patient's folder.


(VHS Icon Graphic)



VHS
Virtual Healthware Services
Virtual Healthware Services, a division created by LanVision, Inc., offers healthcare providers a cost-effective solution to managing patient information. Through its use of Intranet technology, VHS helps hospitals and integrated delivery networks overcome the barriers of high capital and start up costs as well as the technological burdens of implementing a document imaging/management and workflow system.

VHS delivers document imaging/management and workflow services to its healthcare customers from a remote data center. Hospitals and integrated delivery systems can therefore take advantage of a private Intranet or the World Wide Web, the lowest cost network infrastructure, for truly enterprisewide, secure access to healthcare information.

                     Virtual Healthware Services Data Center










                             [Photo of Data Center]

















                                  accessANYware


"VHS allows us to implement an advanced Electronic Medical Record System with minimal capital cost in a fraction of the time previously required."

Senior Vice President and Chief Financial Officer, The Detroit Medical Center

Selected Financial Data

--------------------------------------------------------------------------------



                                                                           Fiscal Year(1)
                                          ---------------------------------------------------------------------------------

Operating Statement Data:                    1997             1996              1995             1994             1993
                                             ----             ----              ----             ----             ----
                                                               (In thousands, except per share data)
Total revenues                         $     8,676      $    10,310    $        5,019      $      2,412      $     3,250
Total operating expenses                    22,493           16,271             5,324             3,105            3,138
Operating income (loss)                    (13,818)          (5,961)             (306)             (693)             112
Net income (loss)                          (12,669)          (4,669)             (326)             (572)              73
Basic and diluted net income
  (loss) per share of common
  stock                                $     (1.44)     $      (.56)   $         (.05)     $       (.09)     $       .01
Shares used in computing
  per share data                             8,827            8,284             6,190             6,190            6,223



                                                                           Fiscal Year(1)
                                          ---------------------------------------------------------------------------------

Balance Sheet Data:                          1997             1996             1995              1994             1993
                                             ----             ----             ----              ----             ----
                                                                           (In thousands)
Cash, cash equivalents and
  investment securities                $    11,052      $    26,592      $         -       $        618      $       137
Working capital (deficiency)                 7,141           17,864              (81)               271              (26)
Total assets                                22,200           33,300            3,046              1,518              769
Convertible redeemable
  preferred stock                                -                -              850                850                -
Total stockholders' equity
  (deficit)                                 16,816           29,921             (646)              (319)             253

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

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

--------------------------------------------------------------------------------

Overview

LanVision is a leading provider of Healthcare Information Access Systems and outsourced data center operations that enable hospitals and integrated healthcare networks to capture, store, manage, route, retrieve and process vast amounts of clinical and financial patient information. The Company's systems deliver on-line enterprise-wide access to fully-updated patient information which historically was maintained on a variety of media, including paper, magnetic disk, optical disk, x-ray film, video, audio and microfilm. LanVision's systems, which incorporate data management, document imaging/management and workflow technologies, consolidate patient information into a single repository and provide fast and efficient access to patient information from universal workstations located throughout the enterprise, including the point of patient care. The systems are specifically designed to meet the needs of physicians and other medical and administrative personnel and can accommodate multiple users requiring simultaneous access to patient information, thereby eliminating file contention. By providing access to all forms of patient information, the Company believes that its Healthcare Information Access Systems are essential components of the computer-based patient record.

The Company's revenues are derived from: the licensing and sale of systems comprising LanVision and third-party software and hardware components; product support, maintenance and professional services; and service bureau operations. Professional services include implementation and training, project management and custom software development and currently are provided only to the Company's customers with installed systems or who are in the process of installing systems. Revenues from professional services, maintenance and support services, typically are expected to increase as the number of installed systems increase. The Company earns its highest margins on proprietary LanVision software and the lowest margin is on third-party hardware. Systems sales to customers may include differing configurations of software and hardware, resulting in varying margins among contracts. The margins on professional services revenues are expected to fluctuate based upon the negotiated terms of the agreement with each customer and the Company's ability to fully utilize its professional services, maintenance and support services staff. Revenues from the Company's service bureau operations, that provide high quality, transaction-based document imaging/management services from a central data center, are expected to commence in the first quarter of fiscal 1998 and increase as the number of hospitals outsource services to the Company's Virtual Healthware Services division (VHS). Additionally, revenue from each VHS customer is expected to increase as the volume of archived historical data increases and retrievals of data increases as the systems are fully implemented within a healthcare facility.

Sales are made by the Company's direct sales force and through Healthcare Information Access Systems distribution partners. In 1996, the Company entered into a non-exclusive Remarketing Agreement with Lanier Worldwide, Inc. (Lanier). Under the terms of the agreement, Lanier is entitled to market and distribute ChartVision, On-Line Chart Completion and related products throughout North America. The original agreement has expired. However, Lanier and LanVision are negotiating a new agreement that takes into consideration the licensing rights granted by the Company to Shared Medical Systems Corporation (SMS) (see below). Through January 31, 1998, Lanier has licensed the Company's products to two customers.

LanVision also maintains Joint Marketing Agreements with, among others, 3M Health Information Systems, Daou Systems, Inc. and Olicon Imaging Systems, Inc. To date, these marketing relationships have not contributed to the Company's revenues. However, management expects these relationships will contribute to revenue growth in fiscal 1998 and beyond.

On February 23, 1998, the Company entered into a Remarketing Agreement with Shared Medical Systems Corporation. Under the terms of the agreement, SMS was granted an exclusive worldwide license to distribute ChartVision, On-Line Chart Completion and Enterprisewide Correspondence to the SMS customer base and prospect base, as defined in the agreement, and a non-exclusive license to distribute all other LanVision products. If SMS distributes any other electronic medical record product competing with LanVision's products, the Company may terminate the SMS Remarketing Agreement.

The decision by a healthcare provider to replace, substantially modify or upgrade its information systems is a strategic decision and often involves a large capital commitment requiring an extended approval process. Throughout 1996 and 1997, the Company experienced extended sales cycles which adversely affected revenues. It is common for sales cycles to take six to eighteen months from initial contact to the execution of an agreement. As a result, the sales cycles can cause significant variations in quarter to quarter results. These agreements cover the entire implementation of the system and specify the implementation schedule, which typically takes place in one or more phases. The agreements generally provide for the licensing of the Company's proprietary software and third-party software with a one-time perpetual license fee that is adjusted depending on the number of workstations using the software. Third-party hardware is usually sold outright, with a one-time fee charged for installation and training. Site-specific customization, interfaces with existing customer systems and other consulting services are sold on a fixed fee or a time and materials basis.

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

During 1997, the Company announced the formation of the Virtual Healthware Services (VHS) service bureau division that will deliver, starting in the first quarter of 1998, high quality, transaction-based document imaging/management services to healthcare providers from a centralized data center. One of the first web-based services of its kind, VHS offers an alternative to purchasing Healthcare Information Access Systems.

Results of Operations

The following table sets forth, for each fiscal year indicated, certain operating data as a percentage of total revenues, the cost of systems sales as a percentage of systems sales and the cost of service, maintenance and support as a percentage of revenues from service, maintenance and support.

                    Consolidated Statements of Operations(1)

                                                                                    Fiscal Year(2)
                                                                    ------------------------------------------------

                                                                        1997             1996              1995
                                                                        ----             ----              ----
Systems sales                                                           46.4%            65.5%             66.9%
Service, maintenance and support                                        53.6             34.5              33.1
                                                                    -------------    --------------    -------------
    Total revenues                                                     100.0            100.0             100.0
Cost of sales                                                           87.4             78.0              64.8
Selling, general and administrative                                    107.8             64.5              29.5
Product research and development                                        64.0             15.3              11.8
                                                                    -------------    --------------    -------------
    Total operating expenses                                           259.2            157.8             106.1
                                                                    -------------    --------------    -------------
Operating (loss)                                                      (159.2)           (57.8)             (6.1)
Other income (expense), net                                             13.2             12.5              (0.5)
                                                                    -------------    --------------    -------------
(Loss) before income taxes                                            (146.0)           (45.3)             (6.6)
Income tax expense (benefit)                                             -                -                (0.1)
                                                                    -------------    --------------    -------------
Net (loss)                                                            (146.0)%          (45.3)%            (6.5)%
                                                                    =============    ==============    =============
Cost of systems sales                                                   60.7%            61.8%             55.9%
                                                                    =============    ==============    =============
Cost of service, maintenance and support                               110.6%           108.9%             82.8%
                                                                    =============    ==============    =============

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

Comparison of Fiscal Year 1997 with 1996

Revenues. Total revenues in fiscal year 1997 were $8,675,748 compared with revenues of $10,310,052 in fiscal year 1996, a decrease of $1,634,304, or 16%. Revenues from systems sales in fiscal 1997 were $4,027,707, a decrease of $2,728,519, or 40%, over systems sales in fiscal 1996. The decrease in systems sales is primarily attributable to less hardware and third-party software sales for the newer installations compared with the prior year installations. The mix of hardware, third-party software and LanVision software varies significantly among contracts based upon the individual hospital needs, the timing of the installations, and implementations of future phases. Revenues from service, maintenance and support in fiscal 1997 were $4,648,041, an increase of $1,094,215, or 31%, over fiscal 1996. Maintenance revenues in fiscal 1997 were $2,150,770, an increase of $965,105, or 81%, over maintenance revenues in fiscal 1996. The increase in maintenance revenues in fiscal 1997 is primarily due to new installations in 1996 and 1997 and the purchase of support services by these customers subsequent to the warranty period. Professional services revenues in fiscal 1997 were $2,497,271, an increase of $129,110, or 5%, over the professional services revenues in fiscal 1996. Substantially all of the increase came from increased project management fees. The eight new agreements signed in fiscal 1997, contributed $4,272,118 of revenue in fiscal 1997. The remaining system revenues for the year represent the implementation of previously signed agreements (backlog) and from add-on sales to existing customers. In fiscal 1997, three customers accounted for 38% of the Company's total revenues. In fiscal 1996, three customers accounted for 49% of the Company's total revenues.

Revenues for fiscal 1996 and 1997 have been less than the Company's plan for each year. The shortfall in revenue has occurred for a variety reasons, including intense competition, extended sales cycles, the management attention required to be devoted to internal operations resulting from the addition of many new employees and several management changes. In addition, it took longer to deliver products such as On-Line Chart Completion and Enterprisewide Correspondence than originally anticipated. Also, the market for the Company's products is still in the early stages of development. Hospitals and integrated healthcare delivery networks have many new technologies to assess, and various projects compete for capital dollars and the necessary allocation of information system personnel to oversee the projects. Additionally, buying decisions at certain hospitals and integrated healthcare delivery networks are influenced by the recommendations of the largest Healthcare Information Access Systems (HIS) vendors, including: Shared Medical Systems Corporation, HBO & Company, Cerner Corporation, etc. Prior to the Company's agreement with SMS, the Company's products were not actively promoted by any of the five largest HIS vendors.

Management believes the large HIS vendors, end users at hospitals and integrated healthcare delivery networks now have a better understanding of the valuable role document imaging/management and workflow applications play in providing a truly computerized patient record. Additionally, as more companies demonstrate the significant economic and operating benefits of document imaging/management and workflow applications, management believes the future demand for the Company's products and services will increase.

The Company's VHS service bureau has been designed to overcome obstacles in the buying decision such as large capital commitment, length of implementation, and the scarcity of time for healthcare information systems personnel to implement new information systems. Through VHS, customers can access healthcare information using web-based technology from a centralized data center on a fee per transaction basis.

Cost of Sales. Cost of sales consists of cost of systems sales and cost of service, maintenance and support. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party software and hardware. Cost of system sales, as a percentage of systems sales, will vary from period to period depending on the hardware and software configuration of the systems sold. Cost of service, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. The cost of systems sales and service, maintenance and support, as a percentage of revenues, were substantially the same as the prior year. The cost of systems sales reflects a lower margin on hardware and third-party software in 1997. Customers are able to purchase hardware and third-party software products from other vendors which result in competitive pricing and lower margins. The service, maintenance and support costs increased substantially in 1997, as additional customers elected to purchase support services subsequent to the warranty period. Fiscal year 1997 expenses reflect increased average staffing levels compared with 1996 staffing levels, additional travel and living expenses for onsite support, increases in third party support services and increased general operating expenses of the support department.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of personnel and related costs, travel and living expenses, advertising, trade shows, brochures, etc., costs for selling and marketing activities and general corporate and administrative activities. In fiscal 1996, selling, general and administrative expenses were $9,356,723 compared with $6,647,470 in fiscal 1996. The increase in fiscal 1997 is primarily attributable to the full impact, in 1997, of the gradual build up in 1996 of staff and the associated occupancy, travel and living costs, etc. as the Company expanded operations in 1996. In 1996, the Company's selling, general and administrative average monthly employee head count approximated thirty-four employees compared with forty-nine employees in fiscal 1997.

Product Research and Development. Product Research and Development expenses in fiscal 1997 were $5,553,778, compared with $1,580,089 in fiscal 1996. The fiscal 1997 increase is primarily attributable to: the increase in the software development and quality assurance staff, from an average of thirteen employees in 1996, to an average of twenty-nine in fiscal 1997, and approximately $2,200,000 increase in the cost of independent contractors for specific development projects, including ChartVision upgrades, On-Line Chart Completion, Enterprisewide Correspondence, AccountVision Version 4.0, AV Remit, a new 32 bit core services architecture, etc. Fiscal 1997 Research and Development expenses include a one-time charge of $475,000, which primarily represents the in process Research and Development purchased from Optika Imaging Systems, Inc. Accordingly, the purchase of technology was accounted for net of the write-off. The Company capitalized $396,000 and $170,000 in product Research and Development costs in fiscal 1997 and 1996, respectively.

Other Income (Expense), Net. Other income in fiscal 1997 consisted primarily of interest and gains on the sale of investment securities. The decrease is due primarily to less interest on fewer investments as securities were sold to fund operations.

Provision for Income Taxes. The Company is in a tax (loss) carryforward position, and is unable to recognize a tax benefit for losses because the realization of a tax benefit for such losses is not assured. The tax (loss) carryforward approximates $16,300,000.

Net (Loss). The Company's net (loss) in fiscal 1997 was $12,669,451, compared with $4,668,540 in fiscal 1996. Fiscal 1997 net (loss) per share was $1.44, compared with a net (loss) per share in fiscal 1996 of $.56. The approximately $8 million increase in the fiscal 1997 loss compared with 1996 results primarily from increases of approximately: $4.0 million in research and development; $2.7 in selling, general and administrative; a decrease in gross margin from systems sales of approximately $1.2 million on lower revenues; and approximately $.3 million for other, including interest income.

Since commencing operations in 1989, the Company has, from time to time, incurred operating losses. Although the Company achieved profitability in fiscal years 1992 and 1993, the Company incurred a net (loss) in fiscal years 1994, 1995, 1996, and 1997. Based upon the expenses associated with current and planned staffing levels, profitability is dependent upon increasing revenues. There can be no assurance that the Company will be able to achieve consistent profitability on a quarterly or annual basis nor be able to sustain or increase its revenue growth in future periods. Management believes historical operating results are not indicative of the future performance of the Company in the long-term.

Backlog. At January 31, 1998, the Company has master agreements or purchase orders, which if fully performed, would generate future revenues of approximately $17,700,000. The related products and services are expected to be delivered over the next two to three years. However, because implementations and service bureau fees are dependent upon the customer's schedule or usage, the Company is unable to predict accurately the amount of revenues in future periods.

Impact of Year 2000. The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's internal use computer programs and its software products that are data sensitive may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

Based on a preliminary assessment, the Company has determined that it will be required to modify or replace some of its internal use software as well as modify certain existing products so that the software will function properly with respect to dates in the Year 2000 and thereafter. The Company presently believes that with modifications to these products and conversions to new internal use software, the Year 2000 issue will not pose significant operational problems for the Company or its customers. However, if such modifications and conversions are not made, or not completed timely, the Year 2000 issue could have a material impact on the Company and its customers. The Company has warranted, to certain customers, that its products will be Year 2000 compliant.

The Company has initiated formal communication with its vendors to determine the extent to which the Company's software products are vulnerable to those third parties' failure to correct their own Year 2000 issues. Generally, software provided by third parties and included in the Company's systems is developed by leading software suppliers with Year 2000 programs underway. There can be no guarantee that the software of other companies, on which the Company's systems rely, will be timely converted. However, management believes the Company has alternative courses of action designed to ensure internal and customer operations are not materially affected in an adverse manner.

The Company will utilize both internal and external resources to reprogram, or replace and test its software products for the Year 2000 modifications. The Company anticipates completing the Year 2000 project as soon as practical but not later than January 1, 1999, which is prior to any anticipated impact. The total cost of the Year 2000 project has currently not been determined, but will be funded through existing cash resources and future operating cash flows. The requirements for the correction of Year 2000 issues and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that may cause such material differences include, but are not limited to, the availability of personnel trained in this area, the ability to locate and collect all relevant computer codes and similar uncertainties.

Comparison of Fiscal Year 1996 with 1995

Revenues. Total revenues in fiscal year 1996 were $10,310,052 compared with revenues of $5,018,521 in fiscal year 1995, an increase of $5,291,531, or 105%. Revenues from systems sales in fiscal 1996 were $6,756,226, an increase of $3,399,066, or 101%, over systems sales in fiscal 1995. The increase in systems sales is primarily attributable to expansion of systems at customers existing prior to January 31, 1996, and two new customers. Revenues from service, maintenance and support in fiscal 1996 were $3,553,826, an increase of $1,892,465, or 114%, over fiscal 1995. Maintenance revenues in fiscal 1996 were $1,185,665, an increase of $279,304, or 31%, over maintenance revenues in fiscal 1995. The increase in maintenance revenues in fiscal 1996 is primarily due to billings on prior installations subsequent to the warranty period. Professional services revenues in fiscal 1996 were $2,368,161, an increase of $1,613,161, or 214%, over the professional services revenues in fiscal 1995. Substantially all of the increase came from the Company's fiscal 1995 client base as previously signed agreements were implemented in fiscal 1996. The two new agreements signed in fiscal 1996, contributed $1,423,652, or 27%, of the increase in total revenues in fiscal 1996, as they were signed and implementation began in the last half of the year; the remaining 73% of the increase came from implementation of original phases, or expansion of systems at existing clients. In fiscal 1996, three customers accounted for 49% of the Company's total revenues. In fiscal 1995, three customers accounted for 70% of the Company's total revenues.

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

Selling, General and Administrative. In fiscal 1996, selling, general and administrative expenses were $6,647,470 compared with $1,477,401 in fiscal 1995. The increase in fiscal 1996 is primarily attributable to: the increase in sales and marketing personnel from eight to thirty; an increase in marketing and sales activities including advertising, trade shows, telemarketing, brochures, etc.; and the increase in personnel from five to twenty-one in the finance, management information systems, quality assurance and administrative departments, necessary to support the expanded, and future anticipated expansion of revenues. In addition, the increase in personnel required increased office space and the related facility costs. During the fourth quarter of fiscal 1996, the Company expensed $250,000 related to the termination of a West Coast agent. This market is now being covered by the Company's direct sales force and its third-party distributors.

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

Provision for Income Taxes. The Company is in a tax (loss) carryforward position, and is unable to recognize a tax benefit for losses because the realization of a tax benefit for such losses is not assured.

Net (Loss). The Company's net (loss) in fiscal 1996 was $4,668,540, compared with a net (loss) in fiscal 1995 of $326,229. Fiscal 1996 net (loss) per share was $.56, compared with a net (loss) per share in fiscal 1995 of $.05.

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

The Company has no significant obligations for capital resources, other than noncancelable operating leases in the total amount of $2,694,884, payable over the next six years. However, the VHS service bureau operation will need to acquire additional software and equipment as VHS adds additional hospitals and clinics to its customer base. The centralized data center has been originally configured to serve approximately fifty hospitals, with significant expansion capabilities. However, for each customer, VHS establishes one or more onsite document capture centers and provides the equipment. Each document capture center is expected to require at least $125,000 of equipment. Also, because VHS charges for its services on a per transaction basis, LanVision's cash flow for capital and operating expenses will normally be greater than cash inflows until customers begin to use the system at anticipated normal volumes for a period of time.

In March, 1997, the Company's Board of Directors authorized management, at its discretion, to repurchase shares of the Company's common stock of up to $1,000,000 in value on the open market. To date, the Company has acquired 90,500 shares at a cost of $430,188.

Over the last two years, the Company's revenues have been less than the Company's internal plan. However, during the same time period, the Company has expended significant amounts for capital expenditures, product research and development, sales, support and consulting expenses as the Company expanded its operations in anticipation of significant revenue growth. This has resulted in significant net cash outlays over the last two years. Currently, management intends to continue to maintain its operations at an expenditure level similar to fiscal 1997, and may expand operations in connection with increased revenue opportunities. Accordingly, to achieve profitability, and positive cash flow, it is necessary for the Company to increase revenues. Management believes that market opportunities are such that the Company should be able to significantly increase its revenues. However, there can be no assurance that the Company will be successful in increasing its revenues. At January 31, 1998, the Company had cash and investments of $11,052,047. Investments consist primarily of U.S. Government obligations with maturities ranging from one month to thirty months. During 1998, management intends to secure borrowings or other equity financing to help finance its operating and previous and anticipated capital expenditures. Management believes existing cash balances and investment securities, anticipated borrowings or other equity financing and revenues from operations will be sufficient to meet its liquidity and capital spending requirements. However, in the event revenues do not increase or financing is not secured, management has the ability to reduce or defer operating and capital expenditures.

To date, inflation has not had a material impact on the Company's revenues or income.

                              Report of Management

--------------------------------------------------------------------------------

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



/s/ J. Brian Patsy                        /s/ Thomas E. Perazzo


J. Brian Patsy                            Thomas E. Perazzo
Chairman of the Board and                 Chief Operating Officer and
Chief Executive Officer                   Chief Financial Officer

                         Report of Independent Auditors

--------------------------------------------------------------------------------

Board of Directors
LanVision Systems, Inc.

We have audited the consolidated balance sheets of LanVision Systems, Inc. as of January 31, 1998 and 1997, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LanVision Systems, Inc. at January 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.


Cincinnati, Ohio
March 12, 1998                                             /s/ Ernst & Young LLP

                           Consolidated Balance Sheets

                                                  ASSETS
                                                                                         Fiscal Year
                                                                             ------------------------------------
                                                                                 1997                  1996
                                                                                 ----                  ----
Current assets:
  Cash and cash equivalents                                            $         2,142,881  $           664,223
  Investment securities                                                          5,074,258           16,407,270
  Accounts receivable, net of allowance for doubtful
    accounts of $265,000 and $205,000, respectively                              2,992,987            2,934,230
  Unbilled receivables                                                           1,135,365              663,626
  Other                                                                          1,179,603              572,968
                                                                             --------------       ---------------
        Total current assets                                                    12,525,094           21,242,317

Property and equipment:
  Computer equipment                                                             3,876,962            1,536,513
  Computer software                                                                487,841              173,359
  Office furniture, fixtures and equipment                                       1,424,036              962,880
  Leasehold improvements                                                           931,020              267,244
                                                                             --------------       ---------------
                                                                                 6,719,859            2,939,996
  Accumulated depreciation and amortization                                     (1,563,202)            (687,832)
                                                                             --------------       ---------------
                                                                                 5,156,657            2,252,164
Investment securities                                                            3,834,908            9,520,279
Capitalized software development costs, net of accumulated
  amortization of $661,896 and $533,563, respectively                              612,033              244,366
Other                                                                               71,430               40,519
                                                                             --------------       ---------------
                                                                       $        22,200,122  $        33,299,645
                                                                             ==============       ===============

                  Liabilities, convertible redeemable preferred stock and stockholders' equity

Current liabilities:
  Accounts payable                                                     $         1,631,941  $         1,249,337
  Accrued compensation                                                             943,221              555,235
  Accrued other expenses                                                         1,746,883            1,073,167
  Deferred revenues                                                              1,061,996              500,783
                                                                             --------------       ---------------
        Total current liabilities                                                5,384,041            3,378,522

Convertible redeemable preferred stock, $.01 par value per share,
    5,000,000 shares authorized                                                          -                    -

Stockholders' equity:
  Common stock, $.01 par value per share, 25,000,000 shares
    authorized, 8,896,500 shares issued                                             88,965               88,965
  Capital in excess of par value                                                35,110,817           35,110,817
  Treasury stock, at cost, 90,500 shares                                          (430,188)                   -
  Accumulated (deficit)                                                        (18,028,716)          (5,359,265)
  Unrealized net gains on investment securities                                     75,203               80,606
                                                                             --------------       ---------------
        Total stockholders' equity                                              16,816,081           29,921,123
                                                                             ==============       ===============
                                                                       $        22,200,122  $        33,299,645
                                                                             ==============       ===============

See accompanying notes.

                      Consolidated Statements of Operations

                                                                                             Fiscal Year
                                                                    --------------------------------------------------------------

                                                                         1997                   1996                   1995
                                                                         ----                   ----                   ----
Revenues:
  Systems sales                                                     $   4,027,707          $   6,756,226          $   3,357,160
  Service, maintenance and support                                      4,648,041              3,553,826              1,661,361
                                                                    --------------         --------------         --------------
        Total revenues                                                  8,675,748             10,310,052              5,018,521

Operating expenses:
  Cost of systems sales                                                 2,443,319              4,173,707              1,876,525
  Cost of service, maintenance and support                              5,139,672              3,869,636              1,376,191
  Selling, general and administrative                                   9,356,723              6,647,470              1,477,401
  Product research and development                                      5,553,778              1,580,089                594,037
                                                                    ----------------       ----------------       ----------------
        Total operating expenses                                       22,493,492             16,270,902              5,324,154
                                                                    ----------------       ----------------       ----------------
Operating (loss)                                                      (13,817,744)            (5,960,850)              (305,633)
Other income (expense), net (including interest expense
    of $79,925 and $38,301 in fiscal years 1996 and
    1995, respectively)                                                 1,148,293              1,292,310                (26,143)
                                                                    ----------------       ----------------       ----------------
(Loss) before income taxes                                            (12,669,451)            (4,668,540)              (331,776)
  Income tax expense (benefit)                                                  -                      -                 (5,547)
                                                                    ----------------       ----------------       ----------------
Net (loss)                                                          $ (12,669,451)         $  (4,668,540)         $    (326,229)
                                                                    ================       ================       ================
Basic net (loss) per common share                                   $       (1.44)         $        (.56)         $        (.05)
                                                                    ================       ================       ================
Diluted net (loss) per common share                                 $       (1.44)         $        (.56)         $        (.05)
                                                                    ================       ================       ================
Number of shares used in per common share computations                  8,827,478              8,283,761              6,190,325
                                                                    ================       ================       ================


          Consolidated Statements of Changes in Convertible Redeemable
               Preferred Stock and Stockholders' Equity (Deficit)

                                                                              Stockholders' Equity (Deficit)
                                               ------------------------------------------------------------------------------------


                                Convertible                                                           Unrealized          Total
                                redeemable                     Capital in                             net gains on    stockholders'
                                 preferred        Common       excess of      Treasury    Accumulated   investment       equity
                                   stock          stock        par value       stock       (deficit)    securities     (deficit)
                               --------------  ------------  -------------  -----------  ------------  ------------   -----------
Balances at January 31, 1995   $   850,000       $ 45,000    $         -      $       -  $  (364,496)   $       -     $  (319,496)
  Net (loss)                             -              -              -              -     (326,229)           -        (326,229)
Balances at January 31, 1996       850,000         45,000              -              -     (690,725)           -        (645,725)
                               -----------       --------    -----------      ---------  ------------   ---------     -----------
  Issuance of common stock               -         29,005     34,275,777              -            -            -      34,304,782
  Conversion of
    preferred stock               (850,000)        14,960        835,040              -            -            -         850,000
  Unrealized net gains on
    investment securities                -              -              -              -            -       80,606          80,606
  Net (loss)                             -              -              -              -   (4,668,540)           -      (4,668,540)
                               -----------       --------     ----------      ---------  ------------   ---------     -----------
Balances at January 31, 1997             -         88,965     35,110,817              -   (5,359,265)      80,606      29,921,123

  Purchase of Common Stock               -              -              -       (430,188)           -            -        (430,188)
  Change in unrealized
net gains on
    investment securities                -              -              -              -            -       (5,403)         (5,403)
  Net (loss)                             -              -              -              -   (12,669,451)          -     (12,669,451)
                               -----------       --------    -----------      ---------  ------------   ---------     -----------
Balances at January 31, 1998   $         -       $ 88,965    $35,110,817      $(430,188) $(18,028,716)  $  75,203     $16,816,081
                               ===========       ========    ===========      =========  ============   =========     ===========

See accompanying notes.

PAGE 17
                      Consolidated Statements of Cash Flows


                                                                                          Fiscal Year
                                                                    ---------------------------------------------------------

                                                                         1997                 1996                 1995
                                                                         ----                 ----                 ----
Operating activities:
  Net (loss)                                                   $      (12,669,451)  $       (4,668,540)  $         (326,229)
  Adjustments to reconcile net (loss) to net cash
    (used for) operating activities:
    Depreciation and amortization                                       1,003,703              451,452              152,697
  Cash provided by (used for) assets and liabilities:
    Accounts and unbilled receivables                                    (530,496)          (1,049,137)          (1,989,223)
    Other assets                                                         (606,635)            (408,786)            (119,642)
    Accounts payable                                                      382,604               64,180              718,381
    Accrued expenses                                                    1,061,702            1,417,675              169,204
    Deferred revenues                                                     561,213             (345,321)             666,796
                                                                    ---------------      ---------------      ---------------
  Net cash (used for) operating activities                            (10,797,360)          (4,538,477)            (728,016)
                                                                    ---------------      ---------------      ---------------

Investing activities:
  Purchases of investment securities                                  (29,409,163)         (42,377,849)                   -
  Proceeds from sales of investment securities                         46,422,143           16,490,387                    -
  Purchases of property and equipment                                  (3,779,863)          (2,444,620)             (66,834)
  Purchase of technology                                                 (100,000)                   -                    -
  Capitalization of software development costs                           (396,000)            (170,000)            (123,307)
  Other                                                                   (30,911)                   -                    -
                                                                    ---------------      ---------------      ---------------
  Net cash provided by (used for) investing activities                 12,706,206          (28,502,082)            (190,141)
                                                                    ---------------      ---------------      ---------------

Financing activities:
  Payments on line of credit                                                    -             (600,000)            (426,000)
  Proceeds from line of credit                                                  -                    -              726,000
  Issuance of common stock                                                      -           34,304,782                    -
  Purchase of treasury stock                                             (430,188)                   -                    -
                                                                    ---------------      ---------------      ---------------
  Net cash provided by (used for) financing activities                   (430,188)          33,704,782              300,000
                                                                    ---------------      ---------------      ---------------
  Increase (decrease) in cash                                           1,478,658              664,223             (618,157)
  Cash and cash equivalents at beginning of year                          664,223                    -              618,157
                                                                    ---------------      ---------------      ---------------
  Cash and cash equivalents at end of year                     $        2,142,881   $          664,223   $                -
                                                                    ===============      ===============      ===============
  Supplemental cash flow disclosures:
    Interest paid                                              $                -   $           79,925   $           36,232
                                                                    ===============      ===============      ===============



See accompanying notes.

                          Notes to Financial Statements

--------------------------------------------------------------------------------

1.   Organization and Summary of Significant Accounting Policies

LanVision Systems, Inc. (the "Company") is a provider of Healthcare Information Access Systems and outsourced data center service bureau operations that enable hospitals and integrated healthcare delivery systems in the United States to capture, store, manage, route, retrieve and process vast amounts of clinical and financial patient information.

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

Revenue Recognition

Revenue is derived from: the licensing and sale of systems comprising internally developed software, third-party software and hardware components; product support, maintenance and professional services; and service bureau operations that provide high quality, transaction-based document imaging/management services from a central data center. The Company's revenue recognition policies through the end of fiscal 1997, conformed to Statement of Position 91-1, Software Revenue Recognition. Generally, revenue from software license fees and hardware sales is recognized when a master agreement is signed and products are shipped. Revenue related to routine installation and integration and other insignificant obligations is deferred until the work is performed. If a contract requires the Company to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, education and services is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables. Effective for fiscal 1998, the Company's revenue recognition policies will conform to Statement of Position 97-2, Software Revenue Recognition. The change in accounting policy is not expected to have a material impact on revenue recognition.

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

Investment Securities

The Company accounts for its investment securities under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's investment securities are classified under Statement No. 115 as "available-for-sale," and accordingly, are carried at fair market value. Unrealized net gains are included as a component of stockholders' equity, net of income taxes, until realized. Interest earned is included in other income (expense) in the Consolidated Statements of Operations. Effective for fiscal 1998, the Company's accounting policies for unrealized net gains, will conform to Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The change in policy is not expected to have a material impact on future financial statements.

Concentrations

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of investment securities and accounts receivable. The Company's investment securities consist primarily of U.S. Government obligations. The Company's accounts receivable are concentrated in the healthcare industry. However, the Company's customers typically have been well established hospitals or medical facilities with good credit histories and payments have been received within normal time frames for the industry.

To date, the Company has relied on a limited number of customers for a substantial portion of its total revenues. The Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The failure to obtain new customers or expand sales through distribution partners, the loss of existing customers or reduction in revenues from existing customers could materially and adversely affect the Company's operating results (see Note 7).

The Company currently buys all of its hardware and some major software components of its Healthcare Information Access Systems from third-party vendors. Although there are a limited number of vendors capable of supplying these components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in system implementations and a possible loss of revenues, which could adversely affect operating results.

Other Current Assets

Other current assets at January 31, 1998, are primarily: prepaid insurance, commissions and maintenance, deposits and prepaid expenses related to future revenues. At January 31, 1997, other current assets consisted primarily of prepaid insurance, and prepaid expenses related to future revenues.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight line, half year convention method (except for service bureau operations which begins depreciation of computer equipment and software when the assets are placed in service), over the estimated useful lives of the related assets. Estimated useful lives are as follows:

                  Computer equipment and software             3-4 years
                  Office equipment                            5 years
                  Office furniture and fixtures               7 years
                  Leasehold improvements                      Life of lease

Depreciation expense for 1997, 1996 and 1995 was $875,370, $373,452 and $92,479,
respectively.

Capitalized Software Development Costs

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility are classified as product Research and Development and are expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing and product quality assurance, are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Company capitalized $396,000, $170,000 and $123,307 in 1997, 1996 and 1995,
respectively. Research and Development expense was $5,553,778, $1,580,089 and $594,037 in 1997, 1996 and 1995, respectively.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination. Amortization expense was $128,333, $78,000 and $60,218 in 1997, 1996 and 1995, respectively.

Accrued Other Expenses

Accrued other expenses at January 31, 1998 and 1997 includes: a warranty reserve and accrued franchise and property taxes and professional fees, and in 1997, an accrued termination fee to an agent of $250,000.

Income Taxes

The provisions for income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock Options

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October, 1995, and was effective beginning with fiscal year 1996. The Statement establishes a fair value method of financial accounting and reporting for stock-based compensation plans. The Company elected to continue to account for stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, has adopted the disclosure only provisions of Statement 123.

Net (Loss) Per Common Share

The net (loss) per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic net (loss) per common share is computed based on the weighted average number of common shares outstanding during each period. The diluted net (loss) per common share reflects the potential dilution that could occur if stock options were exercised into common stock, under certain circumstances, that then would share in the earnings of the Company. The diluted net (loss) per common share calculation, in fiscal 1997, 1996 and 1995, excludes the effect of the common stock options as the inclusion thereof would be antidilutive.

In accordance with the Securities and Exchange Commission, Staff Accounting Bulletin No. 83, the weighted average number of shares used in the computation of the net (loss) per common share for fiscal year 1995, was calculated assuming all common share equivalents issued at prices below the initial public offering price, during a one year period before the filing of the initial public offering, were outstanding, even though the effect was antidilutive. Also, the computation of common and common equivalent shares includes the 1,496,000 shares of common stock issued upon the automatic conversion of the convertible redeemable preferred stock. Accordingly, the weighted average shares outstanding for fiscal year 1995 is calculated at 6,190,325 shares.

Other Accounting Pronouncements

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Comprehensive Income and No. 131, Segment Information. These new pronouncements, which become effective in 1998, are presently being reviewed by the Company, and are not expected to have a material effect on the Company's financial position or results of operations, although they may result in additional disclosures in the future.

2.   Investment Securities

Investment securities at January 31, 1998 and 1997, include the following:

                                                         Fair market              Cost              Unrealized
                                                            value                basis              net gains
                                                        --------------       ---------------      ---------------
            U.S. Government obligations - 1998      $       8,909,166   $        8,833,963    $       75,203
            U.S. Government obligations - 1997             25,373,347           25,292,741            80,606


The fair market values of investment securities are based on the quoted market prices at the reporting date for those investments. The estimated fair market value of investment securities by contractual maturity at January 31, 1998, is as follows: $5,074,258 in 1998, $3,334,988 in 1999, and $499,920 in 2000.

3.   Operating Leases

The Company rents office space and equipment under noncancelable operating leases which expire in 2003. Future minimum lease payments under noncancelable operating leases for the next five fiscal years are as follows: 1998: $739,182; 1999: $704,267; 2000: $606,382; 2001: $443,490; 2002: 153,605; thereafter
$47,958. Rent expense was $637,110, $252,383 and $60,441 for fiscal years 1997,
1996 and 1995, respectively.

4.   Income Taxes

The expense (benefit) for income taxes is as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------

                                                           1997                 1996                 1995
                                                      ----------------     ----------------     ----------------
  Current:
    Federal                                       $             -      $             -      $             -
    State and local                                             -                    -               (5,547)
                                                      ----------------     ----------------     ----------------
                                                                -                    -               (5,547)
  Deferred:
    Federal                                                     -                    -                    -
    State and local                                             -                    -                    -
                                                      ----------------     ----------------     ----------------
                                                                -                    -                    -
                                                      ----------------     ----------------     ----------------
                                                  $             -      $             -      $        (5,547)
                                                      ================     ================     ================

The expense (benefit) for income taxes differs from the Federal statutory rate as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------

                                                           1997                 1996                 1995
                                                      ----------------     ----------------     ----------------
 Federal tax expense (benefit) at
   statutory rate                                 $     (4,307,613)    $     (1,587,304)    $       (110,918)
(Loss) for which benefit not provided                    4,307,613            1,587,304              110,918
State income tax (benefit), net of Federal tax
  benefit                                                        -                    -               (5,547)
                                                      ================     ================     ================
                                                  $              -     $              -     $         (5,547)
                                                      ================     ================     ================

The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences are as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------
                                                           1997                1996(1)              1995(1)
                                                      ----------------     ----------------     ----------------
Deferred tax assets:
  Net operating (loss) carryforwards             $       6,061,074     $      2,352,493     $        470,628
  Accounts payable and accrued liabilities                 849,876            1,064,764              464,277
  Other                                                     98,050              185,290              313,058
                                                      ----------------     ----------------     ----------------
                                                         7,009,000            3,602,547            1,247,963
  Less valuation allowance                              (6,991,066)          (1,989,722)            (242,158)
                                                      ----------------     ----------------     ----------------
  Net deferred tax assets                                   17,934            1,612,825            1,005,805

Deferred tax liabilities:
  Accounts and unbilled receivables                              -           (1,311,369)            (942,152)
  Capitalized software costs                                     -              (90,416)             (56,375)
  Prepaid assets                                                 -             (204,482)                   -
  Equipment                                                (17,934)              (6,558)              (6,558)
                                                      ----------------     ----------------     ----------------
                                                           (17,934)          (1,612,825)          (1,005,805)
                                                      ================     ================     ================
                                                  $              -     $              -     $              -
                                                      ================     ================     ================

(1) Calculations based on a cash basis tax return for fiscal years 1996 and 1995.

At the end of fiscal 1997, the Company had a net operating (loss) carryforward of approximately $16,300,000 which begins to expire in 2009.

5.   Convertible Redeemable Preferred Stock

In December, 1994, the Company sold 8,500 shares of Convertible Redeemable Preferred Stock for $850,000. The shares were converted into 1,496,000 shares of common stock immediately prior to the initial public offering.

6.   Retirement Plan

The Company has established a 401(k) retirement plan which covers substantially all employees. Company contributions to the plan may be made at the discretion of the Board of Directors. No Company contributions have been made to the plan.

7.   Major Customers

During fiscal 1997, three customers accounted for 13%, 13% and 12% of total revenues. During fiscal 1996, three customers accounted for 21%, 17% and 11% of total revenues. During fiscal year 1995, three customers accounted for 35%, 19% and 16% of total revenues. At January 31, 1998 and 1997, 44% and 47%, respectively, of the Company's accounts receivables were due from three customers.

8.   Stock Options

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

The Company's Employee Stock Option Plan authorizes the grant of options to employees for up to 825,000 shares of the Company's common stock. The options granted have terms of ten years or less and generally vest and become fully exercisable ratably over three years of continuous employment from the date of grant, except with respect to 50,490 options which were granted in fiscal 1995, and became fully vested and exercisable on December 1, 1996. At January 31, 1998, options to purchase 571,425 shares of the Company's common stock have been granted under the Plan.

The Company's Non-Employee Directors Stock Option Plan authorizes the grant of options for up to 100,000 shares of the Company's common stock. All options granted have terms of ten years or less and vest and become fully exercisable ratably over four years of continuous service as a Director from the date of grant. Options for 5,000 shares have been granted under this plan to one Director, of which 1,250 options are excercisable and vested. In addition, non-qualified stock options to purchase 5,000 shares were granted to the same Director in April, 1996, and vest ratably over two years.

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

Pro forma information regarding the net (loss) and net (loss) per common share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that

Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997, 1996 and 1995: risk-free interest rates of 6.3% in 1995 and 1996, and 5.4% in 1997; a dividend yield of zero percent; a volatility factor of the expected market price of the Company's common stock of .827 in 1995 and 1996, and .788 in 1997, and a weighted average expected life of the options of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' average vesting period. The Company's pro forma information is as follows:

                                                                           Fiscal Year
                                                  ---------------------------------------------------------------

                 Pro forma                              1997                   1996                   1995
                 ---------                        -----------------      -----------------      -----------------
Net (loss)                                        $   (13,266,041)       $    (6,276,119)       $     (1,762,737)
                                                  =================      =================      =================
Basic net (loss) per common share                 $         (1.50)       $          (.76)       $           (.28)
                                                  =================      =================      =================

The pro forma disclosures are not likely to be representative of the effects on earnings reported for future years.

A summary of the Company's stock option activity and related information is as follows:

                                                                            Fiscal Year
                                      -----------------------------------------------------------------------------------------

                                                 1997                           1996                           1995
                                      ---------------------------     -------------------------     ---------------------------

                                                       Weighted                     Weighted                        Weighted
                                                       average                      average                          average
                                                       exercise                     exercise                        exercise
                                       Options          price         Options         price          Options          price
                                      -----------     -----------     ---------     -----------     -----------    ------------
Outstanding - beginning of year           650,873     $      8.84       527,018     $      8.21         30,063     $     -     (1)
Granted                                   166,500            5.32       141,840           11.40        496,955             8.70
Forfeited                                (116,125)          10.34       (17,985)          10.40              -           -
                                      ===========                     =========                     ===========
Outstanding - end of year                 701,248            7.78       650,873            8.84         527,018            8.21
                                      ===========     ===========     =========     ===========     ===========    ============

Exercisable at end of year                387,217     $      8.02       299,605     $      9.36          30,063    $     -     (1)
                                      ===========     ===========     =========     ===========     ===========    ============




Weighted average fair value of
options granted during year           $      3.51                     $    7.87                     $      6.07(2)
                                      ===========                     =========                     ===========

(1)  $1.00 in the aggregate for all 30,063 options.
(2) The weighted average fair value of the 89,760 options issued in fiscal year 1995 for $1.00 per share was $.70, and for 407,195 options was $7.25.

The following table summarizes, by range of exercise price, the options as of January 31, 1998:


                                          Weighted
             Options                      average            Approximate
----------------------------------
                                          exercise          remaining life
  Outstanding        Exercisable           price               in years
----------------    --------------      -------------      -----------------

    30,063             30,063        $         -(1)              3
    89,760             29,620               1.00(2)              7
   581,425            327,534               9.17(3)              8
================    ==============
   701,248            387,217               7.78
================    ==============

(1)  $1.00 in the aggregate for all 30,063 options.
(2)  $1.00 per share for each of the 89,760 options.
(3) The exercise prices ranges from $4.63 to $14.50, of which 419,925 shares are between $10.40 and $14.50 per share and 161,500 shares are between $
     4.63 and $7.38 per share.

Exercise prices for options outstanding as of January 31, 1998 ranged from $1.00 in the aggregate for 30,063 options to $14.50. The weighted average remaining contractual life of these options is approximately eight years.

9.   Commitments and Contingencies

Maintenance Agreements

The Company has maintenance agreements to provide services in future periods after the expiration of an initial warranty period. The Company invoices the customers in accordance with the agreements and records the invoicing as deferred revenues and recognizes the revenues ratably over the term of the maintenance agreements.

Employment Agreements

The Company has entered into employment agreements with officers and employees that generally provide annual salary, a minimum bonus, discretionary bonus, stock incentive provisions and severance arrangements.

10.  Quarterly Results of Operations (Unaudited)

The following sets forth selected quarterly financial information for fiscal years 1997, 1996, and 1995.

                                                      First            Second            Third             Fourth
     (In thousands, except per share data)           Quarter           Quarter          Quarter           Quarter            1997
                                                    --------------------------------------------------------------------------------
Revenues                                       $       2,113    $       1,569     $       2,329    $        2,665    $       8,676
Operating (loss)                                      (3,176)          (3,815)           (2,951)           (3,876)         (13,818)
Net (loss)                                            (2,846)          (3,530)           (2,664)           (3,629)         (12,669)
Basic and diluted net (loss) per share(a)               (.32)            (.40)             (.30)             (.41)           (1.44)
Weighted average shares
  outstanding                                          8,886            8,813             8,806             8,806            8,827
                                                    ===========     ============      ===========      ===========        ==========
Stock Price(c)
High                                           $        8.00    $        6.75     $        8.00    $         6.75    $        8.00
Low                                            $        3.37    $        4.50     $        4.62    $         4.25    $        3.37
Quarter-end close                              $        4.50    $        5.25     $        6.03    $         4.62    $        4.62
Cash dividends declared(d)                     $           -    $           -     $           -    $            -    $           -

------------------------------------------------------------------------------------------------------------------------------------
                                                      First            Second            Third             Fourth
                                                     Quarter           Quarter          Quarter           Quarter            1996
                                                    --------------------------------------------------------------------------------

Revenues                                       $       2,113    $       3,370     $       3,035    $        1,792    $      10,310
Operating (loss)                                        (701)            (609)           (1,636)           (3,015)          (5,961)
Net (loss)                                              (780)            (139)           (1,179)           (2,571)          (4,669)
Basic and diluted net (loss) per share(a)               (.12)            (.02)             (.13)             (.29)            (.56)
Weighted average shares
  outstanding                                          6,405            8,896             8,896             8,896            8,284
                                                    ===========      ============      ===========       ===========      ==========
Stock Price(b)(c)
High                                           $       18.75    $       18.75     $       14.50    $         9.00    $       18.75
Low                                            $       14.50    $        8.50     $        7.75    $         6.25    $        6.25
Quarter-end close                              $       18.37    $        9.50     $        8.62    $         7.12    $        7.12
Cash dividends declared(d)                     $           -    $           -     $           -    $            -    $           -

------------------------------------------------------------------------------------------------------------------------------------
                                                      First            Second            Third             Fourth
                                                     Quarter           Quarter          Quarter           Quarter            1995
                                                    --------------------------------------------------------------------------------

Revenues                                            $     402        $    1,182        $     667       $     2,767       $    5,018
Operating income (loss)                                  (356)            (118)             (287)              455             (306)
Net income (loss)                                        (357)            (129)             (284)              444             (326)
Basic and diluted net income (loss)
  per share(a)                                           (.06)            (.02)             (.05)              .07             (.05)
Weighted average shares
  outstanding                                           6,190            6,190             6,190             6,190            6,190
                                                    =========         =========        =========       ===========       ==========

------------------------------------------------------------------------------------------------------------------------------------

(a)  Quarterly amounts are not additive.
(b) The Company began trading on The Nasdaq Stock Market on April 18, 1996, the date of the initial public offering.
(c)  Obtained from The Nasdaq Stock Market, Inc.
(d) The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.

Directors and Officers

--------------------------------------------------------------------------------

DIRECTORS

George E. Castrucci(1)(2)*
Retired Chief Executive Officer
Great American Broadcasting Company

Eric S. Lombardo
Executive Vice President
LanVision Systems, Inc.

J. Brian Patsy
Chairman of the Board and Chief Executive Officer
LanVision Systems, Inc.

Z. David Patterson(1)*(2)
Executive Vice President
Blue Chip Venture Company

(1)  Audit Committee
(2)  Compensation Committee
*   Committee Chairman





OFFICERS

J. Brian Patsy
Chairman of the Board, Chief Executive Officer and President

Eric S. Lombardo
Executive Vice President
President, Virtual Healthware Services Division

Thomas E. Perazzo
Chief Operating Officer, Chief Financial Officer and
Treasurer

Robert F. Golden
Vice President and Chief Technology Officer

Alan J. Hartman
Vice President, General Counsel and Corporate Secretary




Corporate Information

--------------------------------------------------------------------------------


Corporate Headquarters
LanVision Systems, Inc.
One Financial Way, Suite 400
Cincinnati, Ohio 45242-5859
(513) 794-7100

Stock Transfer Agent
Fifth Third Bank
Corporate Trust Administration
Fifth Third Center
Mail Location 1090D2
Cincinnati, Ohio 45263

Independent Auditors
Ernst & Young LLP
Cincinnati, Ohio

Annual Meeting
The Annual Meeting of Stockholders will be held on May 27, 1998 at 9:30 a.m. (local time) at the Embassy Suites Hotel, 4554 Lake Forest Drive, Cincinnati, Ohio.

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

As of March 31, 1998, there were approximately 2,900 stockholders

LanVision Systems, Inc. World Wide Web Site
Visit us at - http://www.lanvision.com

                                     [LOGO]

                                  LanVision(TM)
                      Healthcare Information Access Systems

                             LANVISION SYSTEMS, INC.
                          ONE FINANCIAL WAY, SUITE 400
                            CINCINNATI, OH 45242-5859
           PHONE: 800.878.LAN2, PHONE: 513.794.7100, FAX: 513.794.7272

                                                 (C)LanVision Systems, Inc. 1998
                                                             All Rights Reserved

The following are servicemarks, trademarks or registered trademarks of LanVision, Inc.: accessANYware(SM), AccountVision(TM), AVremit(TM), AVregister(TM), ChartVision(R), Document Capture System(TM), Enterprisewide Correspondence(TM), LanVision(TM), [LanVision Logo](TM), MicroVision(TM), MultiView(TM), OmniVision(TM), On-Line Chart Completion(TM), SCAN32(TM), VisionFlow(R) and WebView(TM). All other trademarks are trademarks or registered trademarks of their respective companies.







                                      125