Form 10-K405, Exhibit 13
period 1999-01-31
LANVISION SYSTEMS INC
filed 1999-04-30
CIK 1008586

Exhibit 13.1
LANVISION SYSTEMS, INC.

ANNUAL REPORT TO STOCKHOLDERS


                            LanVision Systems, Inc.




                               1998 Annual Report






         [ Art work - photograph of workstation with photo - montage of healthcare images]





                                 [Company Logo]

PAGE 1
TABLE OF CONTENTS
-----------------------------------------------------

Letter to Stockholders..............................2
Products............................................3
Selected Financial Data.............................7
Management's Discussion and Analysis................8
Report of Management...............................17
Report of Independent Auditors.....................17
Financial Statements...............................18
Notes to Financial Statements......................21
Directors and Officers.............................30
Corporate Information..............................30








The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.






Stock Prices

-------------------------------------------------------------------------------

                               Fiscal Year 1998
                               ----------------

                         HIGH         LOW        CLOSE
                         ----         ---        -----

1st       Quarter   $    5.875   $    3.625  $     4.500

2nd       Quarter        4.625        2.500        3.000

3rd       Quarter        3.375        0.875        1.250

4th       Quarter        3.250        0.906        2.719

                               Fiscal Year 1997
                               ----------------

                         HIGH         LOW        CLOSE
                         ----         ---        -----

1st       Quarter   $    8.000   $    3.375  $     4.500

2nd       Quarter        6.750        4.500        5.250

3rd       Quarter        8.000        4.625        6.031

4th       Quarter        6.750        4.250        4.625




Corporate Profile

-------------------------------------------------------------------------------
LanVision Systems, Inc. is a leading supplier of Healthcare Information Access Systems and services that enable providers to access, on a real-time basis, all the various forms of clinical and financial patient information from a single permanent health information repository. The Company's solutions integrate a proprietary document imaging platform, application suites, and image and web-enabling tools, that allow for the seamless merger of "back office" functionality with existing Clinical Information Systems at the desktop. The Company offers a robust document imaging/management infrastructure (Foundation Suite) that is built for high volume transaction processing and is optimized for the healthcare industry. In addition to providing the clinician access to information not previously available at the desktop, the Company's applications fulfill the administrative and legal needs of the Medical Records and Patient Financial Services departments. Furthermore, these systems have been specifically designed to integrate with any Clinical Information System. For example, the Company has integrated its products with selected systems from Shared Medical Systems Corporation, Cerner Corporation, IDX Systems Corporation and Oacis Healthcare Holdings Corp. By offering electronic access to all the components of the Medical Record, this integration completes one of the most difficult tasks necessary to provide a true Computer Based Patient Record.

LanVision
Healthcare Information Access Systems

LETTER TO STOCKHOLDERS

-------------------------------------------------------------------------------

DEAR STOCKHOLDER:

Fiscal 1998 was a year of transition for LanVision. Management worked very hard to strengthen its product line, reduce operating expenses, improve operating performance, and position LanVision for a return to profitability.

Fiscal 1998 revenues approximated $12 million, a corporate record and a 38% increase over the prior year. Selling, general and administrative expenses were reduced by $1.5 million compared with the previous year and product research and development expenses were reduced by $1.8 million. The fiscal 1998 operating loss, before interest and restructuring charges, approximated $9.8 million, representing a $4 million improvement over the previous year. Additionally, excluding the operations of the Company's newly formed Virtual Healthware Services division, LanVision reduced its operating loss by $6.4 million, a 46% improvement over fiscal 1997. LanVision has reduced operating expenses throughout the year and management believes expenses are now at a level where LanVision can achieve operating profitability, before interest, based upon revenue growth similar to the growth experienced in fiscal 1998.

During 1998, LanVision completed many of its major software development efforts, and delivered four new products to customers. As we began 1998, the Company's installed base of customers predominately used its flagship product ChartVision, an Electronic Medical Record application, and an early version of AccountVision, the Patient Financial Services application. However, during 1998, LanVision delivered four new products: OmniVision, WebView, Release of Information (ROI) and On-Line Chart Completion. Additionally, Foundation Suite, the new object-oriented document imaging/management infrastructure product, was installed at a Beta site. The Company's product line is now more robust, and our customers are achieving great success with our products. Additionally, the Company's web-based products represent state-of-the-art software applications, which allow a more cost-effective deployment of LanVision's software within a healthcare facility or across a very large integrated delivery network. Management believes the LanVision product line is unparalleled by its competitors, and believes the competitive environment is favorable for the Company.

In February 1998, LanVision signed a major Remarketing Agreement with Shared Medical Systems Corporation (SMS). Throughout 1998, we have been integrating the LanVision products with the imaging component of the SMS NOVIUS product line and training SMS personnel on the LanVision products. SMS has begun selling the LanVision products in a controlled manner, through their specialized document imaging sales force. We are pleased to report that they have been successful in their efforts. During the second half of 1998, SMS executed four new contracts for LanVision's products; three of those contracts were signed in December 1998. Revenues on the three December contracts were deferred until certain integration is completed, which is expected to occur in the first or second quarter of fiscal 1999. SMS is enthusiastic about the LanVision product line, and plans to significantly expand their selling efforts in 1999.

In 1998, LanVision successfully launched its new Virtual Healthware Services division (VHS) that utilizes LanVision's web-based browser technology to delivery patient information via a secure Internet/Intranet from a remote central data center to anyone with access to the healthcare network on a real-time basis. We were pleased to announce that The Health Alliance, Inc., a group of five hospitals in the Greater Cincinnati Area, recently signed a four-year contract for VHS web-based services. VHS is a very cost-effective solution for the healthcare industry and management is optimistic this division can substantially increase revenues.

Despite the success in increasing revenues by 38%, revenue growth in 1998 was challenging because many healthcare organizations are absorbed with Year 2000 Compliance issues with their legacy systems. The Y2K issue may continue to adversely affect potential revenues in 1999, but as more potential customers complete this task, opportunities for new system sales should increase.

Management has made a significant effort to educate the industry about the benefits of LanVision's products and how the products are complementary to Clinical Information Systems. The healthcare industry is beginning to clearly recognize that LanVision's products are an integral component of the Computer Based Patient Record.

LanVision has weathered some difficult years. However, despite the difficult years, management has continued to significantly improve its product line and stay focused on its core business. There are many reasons to be optimistic about the future:

- the industry has a better understanding of the strategic importance of LanVision's products;

- the market for LanVision's products is estimated to exceed $1 billion and the market appears to be less than 10% penetrated;

- the LanVision product line is robust and customers are experiencing significant success with the products;

-    LanVision's distribution capabilities are significantly improved; and

-    the competitive environment appears to be favorable for LanVision.

We have utilized a significant amount of our capital to properly position LanVision in the marketplace. In 1998, the Company engaged CIBC Oppenheimer Corp., an investment banking firm, to help us plan for our future capital needs and assist us with decisions that maximize shareholder value.

We believe LanVision is built on a solid foundation and we approach the future with enthusiasm and confidence that 1999 will continue to reflect significantly improved operating results.

We are thankful for your continued confidence.

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

For maximum flexibility, the LanVision family of products consists of four advanced software suites: the Foundation Suite, the Input Suite, the ChartVision Application Suite, and the AccountVision Application Suite. Moreover, users can choose from various viewers to support multiple implementation options, from traditional client/server networks to Internet-based installations that take advantage of standard web browsers and "thin clients."

IMAGE-ENABLING TECHNOLOGY

LanVision provides powerful image-enabling and workflow technology that allows healthcare users to immediately and simultaneously access any patient information, including multimedia and paper-based information, through their existing applications. As a result, any application across the entire enterprise can be image-enabled, including the host Healthcare Information Systems, human resources, materials management, patient billing, Clinical Data Repositories and others. When the Clinical Data Repository is image-enabled, users can access any piece of information on the same workstation and from the same screen display, including the point of patient care. This means users can view traditional electronic data and images simultaneously on the same screen without signing in and out of multiple applications.

THE FOUNDATION SUITE

The Foundation Suite is a robust document imaging/management infrastructure, built for maximum performance in high document volume settings and optimized for the healthcare industry. The features resident in the Foundation Suite were built around patient oriented objects that result in more efficient code and rapid delivery to market of new applications. The Foundation Suite is designed in a reusable object-oriented environment, utilizing a 32-bit Windows NT-based architecture, that provides the following essential document imaging/management functions: security, auditing, data access, printing/faxing, scheduling, data archiving migration and full problem diagnosis. The Foundation Suite offers the following unique enhanced security and auditing functions that are essential to integrated delivery networks in a multi-entity environment:

- multiple levels of security (administrative, user, patient, document, workstation, physical location, and healthcare entity) configurable by user, workstation and location,

- full audit trails and reporting of every record viewed, printed, faxed, processed or unauthorized login attempts at the patient encounter or document level.


(INPUT SUITE ICON GRAPHIC)

THE INPUT SUITE

The Company's Input Suite software is designed to enable healthcare organizations to enter paper-based and electronic information into the entire suite of LanVision products. The Input Suite was specifically designed for high volume healthcare environments to capture healthcare information in the most efficient and error-free manner. The Input Suite includes the following modules: scanning and indexing, OCR (Optical Character Recognition), and COLD (Computer Output to Laser Disk) with forms overlay and custom interfaces. The Input Suite supports the capture, indexing and viewing of over 250 different file formats, bar code recognition, image enhancement and a variety of industry standard document scanners.

(CHARTVISION SUITE ICON GRAPHIC)

THE CHARTVISION APPLICATION SUITE......a highly evolved Electronic Medical
Record application

The ChartVision application suite provides physicians, clinicians and information management professionals throughout the healthcare enterprise with immediate and simultaneous access to the complete patient record. ChartVision is a highly evolved Electronic Medical Record application suite that provides streamlined processing and fast, easy access to all forms of healthcare information regardless of source. The ChartVision application suite includes the following modules:

         On-Line Chart Completion (OCC)
         Automates the identification of deficiencies in patient charts and electronically routes the incomplete documents to the appropriate medical and administrative personnel for on-line processing, chart completion, electronic signature and reporting. OCC includes proprietary embedded LanVision workflow software, which provides a significant cost advantage over alternative third-party workflow software when deployed throughout the healthcare enterprise.

         Release of Information (ROI)
         Fulfills internal and external requests for information and allows for automatic invoicing capability. ROI also provides the ability to electronically search for, print, mail or fax information to third parties that request copies of patient records. ROI is compatible with third-party workflow software such as Eastman Workflow.

         On-Line Registration Processing
         Provides an interactive, electronic pen-based module that allows patients to read, edit and sign consent forms and other documents on a portable tablet device. The forms are automatically filed in the patient's electronic folder.

(ACCOUNTVISION ICON GRAPHIC)


THE ACCOUNTVISION APPLICATION SUITE......a Patient Financial Services
application

The AccountVision application suite is a Patient Financial Services application that enables hospitals and integrated delivery networks to streamline their business services operations by tracking patients from pre-admission and registration through account follow-up and final payment. AccountVision facilitates improved communications by providing immediate and simultaneous access to documents thus promoting prompt responses to patient and third-party inquiries concerning the patient bill and other correspondence. AccountVision's electronic financial folder concept closely integrates patient and non-patient documents to substantially improve productivity in a variety of areas, including secondary billing and claims follow-up. Utilizing the latest workflow technologies, AccountVision helps clients actively manage work in process by monitoring staff workloads, reassigning work to avoid backlogs and focusing work on appropriate revenue-producing tasks.

The AccountVision suite offers a unified database for patient folders (Medical Records) and non-patient folders (Patient Financial Services). The AccountVision application suite includes "Remittance Processing" which is a computer aided data entry application that applies optical character recognition and form recognition/processing technologies to automatically extract payment amounts and calculates adjustments from third-party payer remittance documents.


(VHS ICON GRAPHIC)

VIRTUAL HEALTHWARE SERVICES - VHS

Virtual Healthware Services became operational in April, 1998, to give healthcare providers an even more cost-effective solution to managing patient information. Through its use of Internet/Intranet technology, VHS helps hospitals and integrated delivery networks overcome the barriers of high capital and start-up costs as well as the technological burdens of implementing a document imaging/management and workflow system. VHS delivers document imaging/management and workflow services to its healthcare customers on an outsourced basis from a central data center. Hospitals and integrated delivery systems can therefore take advantage of a private Intranet or the World Wide Web, the lowest cost network infrastructure, for truly enterprisewide, secure access to healthcare information.

ACCESSANYWARE

AccessANYware is an entirely new product offering which will be introduced in 1999. AccessANYware combines the features of the Company's entire product portfolio into a common Graphical User Interface and offers the additional benefit of a unified database for efficient system administration and elimination of redundant data entry.

WEBVIEW - Web-Enabling Tool

The Internet, "thin client" workstations and web-enabled applications have generated enormous excitement in the world of Healthcare Information Systems. Their potential positive impact on the Computerized Patient Record (CPR) and document imaging is just now being realized. The Company believes these new technologies will combine to create sweeping changes in the way healthcare institutions manage, distribute and view their healthcare information. WebView will utilize the Internet/Intranet to allow remote users to easily access an integrated CPR and Document

 Imaging System virtually anywhere. The more important benefits include:

-    significantly lower maintenance and staff costs;
-    lower data center investment and operating costs;
- the ability to seamlessly image-enable existing clinical, billing or other third-party information systems; and
-    a higher degree of desktop integration.

WebView uses a familiar Internet browser "look and feel" and combines the platform-independent technologies, open standards and "network-centric" architecture of the Internet with the Company's robust application suites. As an intuitive, flexible, cost-effective, and scaleable product, WebView provides organizations with a "technology bridge" connecting the Company's application suites with innovative Internet/Intranet technologies.

OMNIVISION - Image-Enabling Tool

LanVision's powerful image-enabling tool (OmniVision) and workflow technology allows healthcare users to immediately and simultaneously access any patient information, including multimedia and paper-based information, through their existing hospital information system applications. As a result, any application across the entire enterprise can be image-enabled, including the host Healthcare Information Systems, patient billing, Clinical Data Repositories, human resources, materials management and other systems. LanVision has image-enabled many popular Clinical Data Repositories, such as those offered by Cerner Corporation, IDX Systems Corporation, Oacis Healthcare Holdings Corp. and the Company is in the process of image-enabling products from Shared Medical Systems Corporation. When the Clinical Data Repository is image-enabled, users can seamlessly access any type of healthcare information on the same workstation and from the same screen display, including the point of patient care. This means that users can view traditional electronic data and images simultaneously on the same screen without signing in and out of multiple applications.

The OmniVision image-enabling tool includes a full automation interface using Object Linking and Embedding and Component Object Modeling standards that allow third-party products to easily make calls to OmniVision. OmniVision is in production in several large-scale, enterprisewide applications including over 2,000 workstations at Memorial Sloan-Kettering Cancer Center and is being deployed on over 1,000 workstations at UCSF Stanford Healthcare.

PROFESSIONAL SERVICES

LanVision provides a full complement of professional services to implement its software applications. The Company believes that high quality consulting and professional implementation services are critical to attracting new customers and maintaining existing customer satisfaction. These services include implementation and training, project management, business process re-engineering and custom software development. The implementation and training services include equipment and software installation, system integration and comprehensive training. The project management services include needs and cost/benefit analysis, hardware and software configuration and business process re-engineering. The custom software development services include interface development, software development and modification services.

Selected Financial Data

-------------------------------------------------------------------------------



                                                                           Fiscal Year(1)
                                          ---------------------------------------------------------------------------------

OPERATING STATEMENT DATA:                    1998             1997              1996             1995             1994
                                             ----             ----              ----             ----             ----
                                                               (In thousands, except per share data)

Total revenues                         $    12,010      $     8,676    $       10,310      $     5,019      $      2,412
Total operating expenses                    22,470           22,493            16,271            5,324             3,105
Operating (loss)                           (10,460)         (13,818)           (5,961)            (306)             (693)
Net (loss)                                 (10,926)         (12,669)           (4,669)            (326)             (572)
Basic and diluted net (loss)
  per share of common stock            $     (1.24)     $     (1.44)   $         (.56)     $      (.05)     $       (.09)
Shares used in computing
  per share data                             8,811            8,827             8,284            6,190             6,190



                                                                           Fiscal Year(1)
                                          ---------------------------------------------------------------------------------

BALANCE SHEET DATA:                          1998             1997             1996              1995             1994
                                             ----             ----             ----              ----             ----
                                                                           (In thousands)
Cash, cash equivalents and
  investment securities                $     5,445      $    11,052      $    26,592       $         -      $        618
Working capital (deficiency)                 7,290            7,141           17,864               (81)              271
Total assets                                17,485           22,200           33,300             3,046             1,518
Convertible redeemable
  preferred stock                                -                -                -               850               850
Total stockholders' equity
  (deficit)                                  5,847           16,816           29,921              (646)             (319)


(1)  All references to a fiscal year refer to the fiscal year commencing February 1 of that calendar year and ending January 31 of the following year.
----------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

In addition to historical information, this Annual Report of LanVision Systems, Inc. contains certain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, without limitation, the risks and uncertainties discussed herein and as part of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The Company's future development efforts involve a high degree of risk, and the Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------

OVERVIEW

LanVision Systems, Inc. is a leading supplier of Healthcare Information Access Systems and services that enable healthcare providers to access, on a real-time basis, all the various forms of clinical and financial patient information from a single permanent health information repository. The Company's solutions integrate a proprietary document imaging platform, application suites, and image and web-enabling tools, that allow for the seamless merger of "back office" functionality with existing Clinical Information Systems at the desktop. The Company offers a robust document imaging/management infrastructure (Foundation Suite) that is built for high volume transaction processing and is optimized for the healthcare industry. In addition to providing the clinician access to information not previously available at the desktop, the Company's applications fulfill the administrative and legal needs of the Medical Records and Patient Financial Services departments. Furthermore, these systems have been specifically designed to integrate with any Clinical Information System. For example, the Company has integrated its products with selected systems from Shared Medical Systems Corporation, Cerner Corporation, IDX Systems Corporation, and Oacis Healthcare Holdings Corp. By offering electronic access to all the components of the Medical Record, this integration completes one of the most difficult tasks necessary to provide a true Computer Based Patient Record. The Company's systems deliver on-line enterprisewide access to fully-updated patient information which historically was maintained on a variety of media, including paper, magnetic disk, optical disk, x-ray film, video, audio and microfilm.

The Company's revenues are derived from: the licensing and sale of systems comprising LanVision and third-party software and hardware components, product support, maintenance, professional services, and service bureau operations. Professional services include implementation and training, project management, custom software development and currently are provided only to the Company's customers with installed systems or who are in the process of installing systems. Revenues from professional services, maintenance and support services typically are expected to increase as the number of installed systems increase. The Company earns its highest margins on proprietary LanVision software and the lowest margin is on third-party hardware. Systems sales to customers may include different configurations of software and hardware, resulting in varying margins among contracts. The margins on professional services revenues are expected to fluctuate based upon the negotiated terms of the agreement with each customer and the Company's ability to fully utilize its professional services, maintenance and support services staff. Revenues from the Company's service bureau operations, which provides high quality, transaction-based document imaging/management services from a central data center, are expected to increase as the number of hospitals outsource services to the Company's Virtual Healthware Services division (VHS). Additionally, revenue from each VHS customer is expected to increase as the volume of archived historical data increases and retrievals of data increases as the systems are fully implemented within a healthcare facility.

On February 23, 1998, the Company entered into a Remarketing Agreement with Shared Medical Systems Corporation (SMS). Under the terms of the agreement, SMS was granted an exclusive worldwide license to distribute ChartVision, On-Line Chart Completion and Release of Information (ROI) to the SMS customer base and prospect base, as defined in the Agreement, and a non-exclusive license to distribute all other LanVision products. If SMS distributes any other Electronic Medical Record product competing with LanVision's products, the Company may terminate the SMS Remarketing Agreement.

The decision by a healthcare provider to replace, substantially modify or upgrade its information systems is a strategic decision and often involves a large capital commitment requiring an extended approval process. Since inception, the Company has experienced extended sales cycles, which has adversely affected revenues. It is common for sales cycles to take six to eighteen months from initial contact to the execution of an agreement. As a result, the sales cycles can cause significant variations in quarter to quarter operating results. These agreements cover the entire implementation of the system and specify the implementation schedule, which typically takes place in one or more phases. The agreements generally provide for the licensing of the Company's proprietary software and third-party software with a one-time perpetual license fee that is adjusted depending on the number of workstations using the software. Third-party hardware is usually sold outright, with a one-time fee charged for installation and training. Site-specific customization, interfaces with existing customer systems and other consulting services are sold on a fixed fee or a time and materials basis.

Generally, revenue from systems sales is recognized when an agreement is signed and products are shipped. Revenue recognition related to routine installation, integration and project management is deferred until the work is performed. If an agreement requires the Company to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenues from consulting, training and services are recognized as the services are performed. Revenues from short-term support and maintenance agreements are recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of the revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

In August 1997, the Company announced the formation of Virtual Healthware Services (VHS), a new healthcare information service bureau division that delivers high quality, transaction-based document imaging/management services to healthcare providers from a central data center. Also, in August 1997, the Company announced that The Detroit Medical Center (DMC) signed a three-year agreement with VHS, and the contract was expected to generate in excess of $6,000,000 in revenues over the initial term of the agreement. In 1997, and the first part of 1998, the Company spent approximately $4,000,000 to build the central data center and place it into production. During the first quarter of 1998, VHS began production at The DMC. However, during 1998, The Detroit Medical Center encountered financial difficulties, and as previously announced in February, 1999, The DMC as part of an overall financial restructuring, notified the Company that it sought to terminate its agreement with VHS. The agreement between The DMC and LanVision does not provide for early termination, and the Company has initiated settlement discussions with The DMC. However, at the present time, the Company is unable to predict the outcome of these discussions. At January 31, 1999, LanVision's receivables due from The DMC approximated $512,000. Management believes it has adequately provided for any possible uncollectible amounts.

In February, 1999, VHS announced it had signed a four-year contract with The Health Alliance, Inc., a group of five hospitals in the Greater Cincinnati Area.

RESULTS OF OPERATIONS

The following table sets forth, for each fiscal year indicated, certain operating data as percentages:

                                     CONSOLIDATED STATEMENTS OF OPERATIONS(1)
                                                                                    Fiscal Year(2)
                                                                    ------------------------------------------------

                                                                        1998             1997              1996
                                                                        ----             ----              ----
Systems sales                                                           46.1%            46.4%             65.5%
Services, maintenance and support                                       46.4             53.6              34.5
Service bureau operations                                                7.5              -                 -
                                                                    -------------    --------------    -------------
    Total revenues                                                     100.0            100.0             100.0
Cost of sales                                                           84.8             87.4              78.0


Selling, general and administrative                                     65.4            107.8              64.5
Product research and development                                        31.1             64.0              15.3
Restructuring expense                                                    5.8              -                 -
                                                                    -------------    --------------    -------------
    Total operating expenses                                           187.1            259.2             157.8
                                                                    -------------    --------------    -------------
Operating (loss)                                                       (87.1)          (159.2)            (57.8)
Other income (expense), net                                             (3.9)            13.2              12.5
                                                                    -------------    --------------    -------------
Net (loss)                                                             (91.0)%         (146.0)%           (45.3)%
                                                                    =============    ==============    =============
Cost of systems sales                                                   31.7%            60.7%             61.8%
                                                                    =============    ==============    =============
Cost of services, maintenance and support                               99.5%           110.6%            108.9%
                                                                    =============    ==============    =============
Cost of service bureau operations                                      320.5%             -                 -
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

COMPARISON OF FISCAL YEAR 1998 WITH 1997

REVENUES. Total revenues in fiscal year 1998 were $12,010,011 compared with revenues of $8,675,748 in fiscal year 1997, an increase of $3,334,263, or 38%. Revenues from systems sales in fiscal 1998 were $5,541,226, an increase of $1,513,519, or 38%, over systems sales in fiscal 1997. In 1998, three new customers accounted for approximately $2,500,000 of systems sales. In 1997, five new customers accounted for approximately $3,000,000 of systems sales. In 1998, systems sales from fulfillment of backlog and add-on business to existing customers approximated $3,000,000 compared with $1,000,000 in 1997. Revenues from services, maintenance and support in fiscal 1998 were $5,573,850, an increase of $925,809, or 20%, over fiscal 1997. Maintenance revenues in fiscal 1998 were $2,755,014, an increase of $604,244, or 28%, over maintenance revenues in fiscal 1997. The increase in maintenance revenues in fiscal 1998 is primarily due to new installations in 1997 and 1998 and the purchase of support services by these customers subsequent to the warranty period. Professional services revenues in fiscal 1998 were $2,818,836, an increase of $321,565, or 13%, over the professional services revenues in fiscal 1997. The increase is directly related to the increasing customer base. Revenue from the service bureau operations, a new activity in fiscal 1998, was $894,935. Almost all of this revenue was from one customer. The three new agreements and the one new service bureau customer in fiscal 1998 contributed $3,723,684 of revenues in fiscal 1998. The eight new agreements signed in fiscal 1997, contributed $4,272,118 of revenues in fiscal 1997. In fiscal 1998, three customers accounted for 27% of the Company's total revenues. In fiscal 1997, three customers accounted for 38% of the Company's total revenues.

Management estimates the U.S. market for the Company's products is in excess of $1 billion, and the market is less than 10% penetrated. Revenues for fiscal 1998 and 1997 have been less than the Company's plan for each year. The shortfall in revenues occurred for a variety of reasons. First, the healthcare industry has not moved forward as quickly as the Company and many others anticipated. For years, healthcare institutions spent significantly less on information systems than other industries. However, despite the need to catch up, existing Healthcare Information Systems personnel are only able to absorb so much new technology. There was a significant amount of new technology to assess, and there were wide differences of opinions on how to prioritize the many information technology projects. Many institutions began by replacing their clinical systems, and looked at the Electronic Medical Record (EMR) as a secondary priority. Consequently, the Company experienced very long sales cycles, and many cycles ended in no decision. In addition, it took longer for the Company to deliver products such as On-Line Chart Completion and Release of Information (formerly Enterprisewide Correspondence) than originally anticipated, and this adversely affected some existing sales opportunities. Additionally, in 1998, many healthcare organizations were preoccupied with Year 2000 Compliance remediation for existing systems and deferred purchase decisions on new systems. Also, throughout 1997 and a good part of 1998, the Company was almost completely dependent upon its direct sales force. Buying decisions at certain hospitals and integrated healthcare delivery networks are influenced by the recommendations of the largest Healthcare Information Systems (HIS) vendors, including: Shared Medical Systems Corporation, HBO & Company, Cerner Corporation, IDX Systems Corporation, Eclipsys Corporation, etc. It has been difficult for companies with relatively small sales forces to influence the buying decisions as effectively as the major HIS vendors. Prior to the Company's Agreement with SMS, the Company's products were not actively promoted by any of the five largest HIS vendors. A Remarketing Agreement with SMS was signed in February, 1998, and throughout fiscal 1998 LanVision and SMS have been integrating the LanVision product line with the SMS NOVIUS product and training SMS personnel. During 1998, SMS marketed the Company's products on a limited basis through their specialized document imaging sales force. SMS successfully closed four new agreements for LanVision's products. Three of these agreements were closed in December. The revenue on the three contracts closed in December, which approximates $792,000, has been deferred until certain integration is completed, which is expected to occur in the first or second quarter of fiscal 1999. Management believes a greater percentage of its future revenues will come from Remarketing Agreements with SMS and other HIS vendors. Management is actively pursuing Remarketing Agreements with additional HIS vendors.

Management believes the large HIS vendors, hospitals and integrated healthcare delivery networks now have a better understanding of the valuable role the Electronic Medical Record plays in providing a truly Computerized Patient Record. As more companies demonstrate the significant economic and operating benefits of the EMR and other imaging/management and workflow applications, management believes the future demand for the Company's products and services will increase.

The Company's VHS service bureau has been designed to overcome obstacles in the buying decision such as large capital commitment, length of implementation, and the scarcity of time for Healthcare Information Systems personnel to implement new systems. Through VHS, customers can rapidly deploy and access healthcare information using web-based technology from a central data center on a per transaction fee basis.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of service bureau operations. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party software and hardware. Cost of systems sales, as a percentage of systems sales, will vary from period to period depending on the hardware and software configuration of the systems sold. The costs of systems sales as a percentage of revenues in fiscal 1998 and 1997 were 32% and 61%, respectively. The lower costs in 1998 reflect a higher mix of LanVision software with higher margins relative to the third-party hardware and software components with lower margins and higher costs. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 1998 and 1997 were 100% and 111%, respectively. The improvement is primarily due to reduced staffing and improved efficiency. Costs equal or exceed revenues in both years for several reasons, including the fact that professional services personnel spend a portion of their time on non-billable activities such as the development of training courses and certain client management functions. Additionally, certain implementations have taken more effort than originally estimated and the additional time was non-billable. The cost of service bureau operations represents the depreciation of equipment and the personnel and other operating costs necessary to operate the central data center and remote scanning centers.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related costs, travel and living expenses, advertising, trade shows, brochures, etc. for selling and marketing activities and general corporate and administrative activities. In fiscal 1998, selling, general and administrative expenses were $7,860,031 compared with $9,356,723 in fiscal 1997. The decrease in fiscal 1998 is primarily attributable to a reduction in staff and the associated occupancy, travel and living costs, etc. In 1998, the Company's selling, general and administrative average monthly employee head count approximated thirty-six employees compared with forty-nine employees in fiscal 1997.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 1998 were $3,740,215 compared with $5,553,778 in fiscal 1997. The fiscal 1998 decrease reflects the use of significantly fewer outside contractors and reduced staffing levels as a result of the Company completing several major development projects and a deliberate effort to bring costs more in line with revenues. During 1998, the Company placed new releases of ChartVision, On-Line Chart Completion, Release of Information, OmniVision and WebView into production. Additionally, Foundation Suite was installed at a Beta site. The software development and quality assurance staff, averaged twenty-five employees in 1998, compared with an average of twenty-nine in fiscal 1997. Fiscal 1997 research and development expenses include a one-time charge of $475,000, which primarily represents the in-process research and development purchased from Optika Imaging Systems, Inc. Accordingly, the purchase of technology was accounted for net of the write-off. The Company capitalized $396,000 in product research and development costs in fiscal 1998 and in 1997.

RESTRUCTURING EXPENSE. During the year, the Company restructured certain aspects of its operations to flatten the management structure, reduce expenses in all areas and at the same time, improve customer service. Accordingly, the Company accrued the cost of severance and related taxes and fringe benefits. Additionally, the Company accrued the exit costs related to office space under long-term lease agreements that no longer provides economic benefit.

OTHER INCOME (EXPENSE). Other income in fiscal 1998 and 1997 consisted primarily of interest and gains on the sale of investment securities. The decrease is due primarily to less interest on fewer investments as securities were sold to fund operations. Interest expense in 1998, is related to the Company's $6,000,000 in borrowings. (See additional information in the Notes to the Consolidated Financial Statements.)

PROVISION FOR INCOME TAXES. The Company is in a tax (loss) carryforward position, and is unable to recognize a tax benefit for losses because the realization of a tax benefit for such losses is not assured. The tax (loss) carryforward approximates $25,900,000.

NET (LOSS). The Company's net (loss) in fiscal 1998 was $10,925,970 compared with $12,669,451 in fiscal 1997. Fiscal 1998 net (loss) per share was $1.24 compared with a net (loss) per share in fiscal 1997 of $1.44. The $1,743,481 decrease in the fiscal 1998 net (loss) compared with 1997 results primarily from an approximately $2,300,000 increase in non-VHS revenues which contributed to a $2,145,000 improvement in non-VHS gross margin, a $1,813,563 decrease in research and development and an approximately $2,000,000 decrease in non-VHS selling, general and administrative expenses. These improvements in operating performance were offset by VHS's $2,400,000 operating loss and 1998 net interest expense of $465,775 compared with 1997 net interest income of $1,148,293 and a $700,000 restructuring charge. Throughout 1998, the Company has reduced its operating expenses each quarter to ensure expenses are more in line with anticipated revenues. As a result, the Company has improved its overall operating performance.

Since commencing operations in 1989, the Company has incurred substantial operating losses. Although the Company achieved profitability in fiscal years 1992 and 1993, the Company incurred a net (loss) in fiscal years 1994 through 1998. Based upon the expenses associated with current and planned staffing levels, profitability is dependent upon increasing revenues. There can be no assurance that the Company will be able to achieve consistent profitability on a quarterly or annual basis nor be able to sustain or increase its revenue growth in future periods. Management believes historical operating results are not indicative of the future performance of the Company in the long-term.

BACKLOG. At January 31, 1999, the Company has master agreements or purchase orders for systems and related services (excluding support and maintenance, and transaction-based revenues for the VHS service bureau), which have not been delivered, installed and accepted which, if fully performed, would generate future revenues of approximately $7,000,000. The related products and services are expected to be delivered over the next two to three years. In addition, customers contract for maintenance and support services on a monthly, quarterly or annual basis. In 1998, maintenance and support revenues approximated $2,755,000 and are expected to increase in fiscal 1999. Furthermore the VHS division has entered into a service bureau agreement which is expected to generate revenues in excess of $2,000,000 over the four-year life of the contract.

YEAR 2000 COMPLIANCE. The Year 2000 Compliance issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's internal use computer programs and hardware as well as its software products that are date sensitive may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities for both the Company and its customers who rely on its products.

The Company is in the final stages of reviewing, correcting and testing Year 2000 Compliance issues related to its internal use software and hardware and the Company's products, including third-party software components offered for resale.

The Company presently believes the Year 2000 Compliance issue will not pose significant operational problems for the Company or its customers. However, if such final testing and corrections are not completed in a timely manner, the Year 2000 Compliance issue could have a material impact on the Company and its customers.

The Company has divided the Year 2000 Compliance issue into two areas: software products and systems sold to customers and internal use software and hardware.

With regard to software products sold to customers, the Company has: completed the overall Year 2000 Compliance remediation plan; made a review of the existing software code; corrected all known Year 2000 code problems; developed a test plan; and tested the revised code for quality assurance. The Year 2000 quality assurance testing, which included integration testing of LanVision software products and other third-party software and hardware system components, has been completed and where necessary the code was modified. This testing and modification was done in several iterations. All LanVision Year 2000 Compliant software products have been scheduled for Beta testing at a customer site sometime in the first quarter of 1999. If in Beta testing any additional problems are encountered, the software code will be further modified and tested. The Year 2000 Compliant software Beta testing will be performed at selected customer sites using the customer's current hardware configurations. The Company believes that Year 2000 compatible equipment is available for acquisition by customers, if necessary, to ensure installed systems operate properly.

Should the LanVision systems sold to customers not be timely modified to be Year 2000 Compliant, the most likely worst case scenario would be that customers could: suspend use of the system until such time as the Year 2000 Compliance issues are remediated; or continue to use the systems with reduced functionality. However, based upon current information and the time remaining to complete the remediation, the Company believes that the risk of such occurrence is minimal. Contingency plans have not yet been developed. However, if needed, contingency plans will be developed.

With regard to the Company's service bureau operations, the Company has determined that its systems and equipment are Year 2000 Compliant, except for completing the Beta testing of the LanVision software products discussed above and telecommunications services provided by outside vendors. The Company is in the process of determining the Year 2000 Compliance issues that could affect operations should the telecommunications vendors not be compliant. Without Year 2000 Compliant LanVision software and telecommunications, the service bureau operations will not be able to provide current levels of services to its customers and no contingency plan has yet been developed. However, if needed, contingency plans will be developed.

With regard to internal use software and hardware, the Company has reviewed substantially all of the internally used software and equipment, and has determined that a small amount of older computer equipment must be replaced, but the type and amount are not significant and will be replaced in the ordinary course as systems are upgraded. With regard to third-party software, it has been determined that some software is not compliant and will be upgraded in 1999, as vendors provide Year 2000 Compliant versions. The Company also utilizes third-party vendors for processing data and payments, e.g. payroll services, 401(k) plan administration, check processing, medical benefits processing, etc. The Company has initiated communications with its vendors to determine the status of their systems. The major vendors have advised the Company they are currently Year 2000 Compliant. No contingency plan has been developed. However, if needed, contingency plans will be developed.

The Company will utilize both internal and external resources to reprogram, or replace and test its software products for the Year 2000 Compliance modifications. The Company anticipates completing the Year 2000 Compliance project as soon as practical, but not later than July 31, 1999, which is prior to any anticipated impact. The total cost of the Year 2000 Compliance remediation is not considered to be material (less than $500,000), and the remaining remediation, estimated at less than $200,000, will be funded through existing cash resources and future operating cash flows. The requirements for the correction of Year 2000 Compliance issues and the date on which the Company believes it will complete the Year 2000 Compliance modifications are based on management's current best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that may cause such material differences include, but are not limited to, the availability of personnel trained in this area, the ability to locate and collect all relevant computer codes and similar uncertainties.


The Company has warranted, to certain customers, that its products will be Year 2000 Compliant. If the Company were unable to provide a Year 2000 Compliant solution to the customers, the customers could claim breach of contract and seek available legal remedies. Provisions of the Company's long-term debt agreement and the Remarketing Agreement with SMS required the Company's products be Year 2000 Compliant by December 31, 1998. Although, LanVision's products were modified to be Year 2000 Compliant by December 31, 1998, all Alpha and Beta testing was not completed as of that date. Waivers of compliance have been received from the lender and the Remarketing Agreement with SMS is being amended. If the Company's products are not Year 2000 Compliant by July 31,1999, and a waiver of compliance from the lender or SMS can not be obtained relative to that date, this would be an event of default of the long-term debt agreement and may give rise to legal action for breach of contract under the SMS Remarketing Agreement. Based upon the current best estimate for remediation of the Year 2000 Compliance issues, the Company believes the risk is minimal that the Company will not comply with current commitments and internal processing needs.

COMPARISON OF FISCAL YEAR 1997 WITH 1996

REVENUES. Total revenues in fiscal year 1997 were $8,675,748 compared with revenues of $10,310,052 in fiscal year 1996, a decrease of $1,634,304, or 16%. Revenues from systems sales in fiscal 1997 were $4,027,707, a decrease of $2,728,519, or 40%, over systems sales in fiscal 1996. The decrease in systems sales is primarily attributable to less hardware and third-party software sales for the newer installations compared with the prior year installations. The mix of hardware, third-party software and LanVision software varies significantly among contracts based upon the individual customer needs, the timing of the installations, and implementations of future phases. Revenues from services, maintenance and support in fiscal 1997 were $4,648,041, an increase of $1,094,215, or 31%, over fiscal 1996. Maintenance revenues in fiscal 1997 were $2,150,770, an increase of $965,105, or 81%, over maintenance revenues in fiscal 1996. The increase in maintenance revenues in fiscal 1997 is primarily due to new installations in 1996 and 1997 and the purchase of support services by these customers subsequent to the warranty period. Professional services revenues in fiscal 1997 were $2,497,271, an increase of $129,110, or 5%, over the professional services revenues in fiscal 1996. Substantially all of the increase came from increased project management fees. The eight new agreements signed in fiscal 1997, contributed $4,272,118 of revenues in fiscal 1997. The remaining systems revenues for the year represent the implementation of previously signed agreements (backlog) and from add-on sales to existing customers. In fiscal 1997, three customers accounted for 38% of the Company's total revenues. In fiscal 1996, three customers accounted for 49% of the Company's total revenues.

COST OF SALES. Cost of sales consists of cost of systems sales and cost of services, maintenance and support. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party software and hardware. Cost of systems sales, as a percentage of systems sales, will vary from period to period depending on the hardware and software configuration of the systems sold. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. The cost of systems sales and services, maintenance and support, as a percentage of revenues, was substantially the same as the prior year. The cost of systems sales reflects a lower margin on hardware and third-party software in 1997. Customers are able to purchase hardware and third-party software products from other vendors which result in competitive pricing and lower margins. The services, maintenance and support costs increased substantially in 1997, as additional customers elected to purchase support services subsequent to the warranty period. Fiscal year 1997 expenses reflect increased average staffing levels compared with 1996 staffing levels, additional travel and living expenses for onsite support, increases in third-party support services and increased general operating expenses of the support department.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related costs, travel and living expenses, advertising, trade shows, brochures, etc., costs for selling and marketing activities and general corporate and administrative activities. In fiscal 1997, selling, general and administrative expenses were $9,356,723 compared with $6,647,470 in fiscal 1996. The increase in fiscal 1997 is primarily attributable to the full impact, in 1997, of the gradual build up in 1996 of staff and the associated occupancy, travel and living costs, etc. as the Company expanded operations in 1996. In 1996, the Company's selling, general and administrative average monthly employee head count approximated thirty-four employees compared with forty-nine employees in fiscal 1997.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 1997 were $5,553,778 compared with $1,580,089 in fiscal 1996. The fiscal 1997 increase is primarily attributable to: the increase in the software development and quality assurance staff, from an average of thirteen employees in 1996, to an average of twenty-nine in fiscal 1997, and approximately $2,200,000 increase in the cost of independent contractors for specific development projects, including ChartVision upgrades, On-Line Chart Completion, Release of Information, AccountVision Version 4.0, AV Remit, a new 32 bit core services architecture, etc. Fiscal 1997 research and development expenses include a one-time charge of $475,000, which primarily represents the in process research and development purchased from Optika Imaging Systems, Inc. Accordingly, the purchase of technology was accounted for net of the write-off. The Company capitalized $396,000 and $170,000 in product research and development costs in fiscal 1997 and 1996, respectively.

OTHER INCOME (EXPENSE). Other income in fiscal 1997 consisted primarily of interest and gains on the sale of investment securities. The decrease is due primarily to less interest on fewer investments as securities were sold to fund operations.

NET (LOSS). The Company's net (loss) in fiscal 1997 was $12,669,451 compared with $4,668,540 in fiscal 1996. Fiscal 1997 net (loss) per share was $1.44 compared with a net (loss) per share in fiscal 1996 of $.56. The approximately $8,000,000 increase in the fiscal 1997 loss compared with 1996 results primarily from increases of approximately: $4,000,000 in research and development; $2,700,000 in selling, general and administrative; a decrease in gross margin from systems sales of approximately $1,000,000 on lower revenues; and an approximately $144,000 decrease in other income (expense), net.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception in 1989, the Company has funded its operations, working capital needs and capital expenditures primarily from a combination of cash generated by operations, a 1994 private placement of convertible redeemable preferred stock, an initial public offering and borrowings, including, a $6,000,000 loan in July, 1998. (See additional information in the Notes to the Consolidated Financial Statements.)

The Company's customers typically have been well-established hospitals or medical facilities with good credit histories, and payments have been received within normal time frames for the industry. However, recently some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities. Agreements with customers often involve significant amounts and contract terms typically require customers to make progress payments.

The Company has no significant obligations for capital resources, other than noncancelable operating leases in the total amount of approximately $2,109,000, payable over the next five years. However, the VHS service bureau operations will need to acquire additional software and equipment as VHS adds additional hospitals and clinics to its customer base. The central data center has been configured to serve approximately fifty hospitals, with significant expansion capabilities. However, for certain new customers VHS will operate one or more onsite document capture centers and will provide the necessary scanning equipment. Each document capture center is expected to require approximately $125,000 of equipment. Also, because VHS charges for its services on a per transaction fee basis, the Company's cash flow for capital and operating expenses will normally be greater than cash inflows until customers begin to use the system at anticipated normal volumes for a period of time.

Over the last several years, the Company's revenues have been less than the Company's internal plans. However, during the same time period, the Company has expended significant amounts for capital expenditures, product research and development, sales, support and consulting expenses as the Company expanded its operations in anticipation of significant revenue growth. This has resulted in significant net cash outlays over the last three years. Although the Company has increased its revenues, reduced staffing levels and related expenses, and improved operating performance, the Company's expenses continue to exceed its revenues. Accordingly, to achieve profitability, and positive cash flow, it is necessary for the Company to increase revenues or continue to reduce expenses. Management believes that the recent general release of the products described above under "Product Research and Development" has significantly strengthened the product lines. Additionally, the SMS Remarketing Agreement has significantly expanded the sales distribution capabilities, and management believes that market opportunities are such that the Company should be able to continue to increase its revenues. However, there can be no assurance the Company will be able to continue to increase its revenues.

At January 31,1999, the Company had cash and cash equivalents of $5,445,498. Cash equivalents consist primarily of overnight bank repurchase agreements. Under the terms of its loan agreement, the Company has agreed to maintain a minimum cash and investment balance of $2,400,000.

Management has significantly reduced operating expenses throughout 1998, and believes the Company could achieve break-even or profitability in fiscal year 1999, before interest expense, on a revenue increase similar to 1998. However, based upon current expenditure levels and in the absence of increased revenues, the Company would continue to operate at a loss. Accordingly, for the foreseeable future, management will need to continually assess its revenue prospects compared to its current expenditure levels. If it does not appear likely that revenues will increase, it will be necessary to further reduce operating expenses or raise cash through additional borrowings, the sale of assets, or other equity financing. Certain of these actions will require lender approval. However, there can be no assurance the Company will be successful in any of these efforts. If it is necessary to significantly reduce operating expenses, this could have an adverse affect on future operating performance.

In December, 1998, the Company retained CIBC Oppenheimer Corp. as a financial advisor to help the Company plan for future capital needs and assist the Company with decisions that maximize shareholder value.

To date, inflation has not had a material impact on the Company's revenues or expenses. Additionally, the Company does not have any significant market risk exposure at January 31, 1999.

PAGE 17
                              REPORT OF MANAGEMENT

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

The Consolidated Financial Statements have been audited by the independent accounting firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. The Company believes that all representations made to the independent auditors during their audit were accurate and appropriate. Based on their audit of the Consolidated Financial Statements, Ernst & Young LLP have issued their audit report, which appears below.

In meeting its responsibility for the integrity of the Consolidated Financial Statements, management relies on a system of internal controls. This system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The Company continuously assesses the effectiveness of the internal controls and makes improvements thereto as necessary.



/s/ J. Brian Patsy                                /s/ Thomas E. Perazzo


J. Brian Patsy                                    Thomas E. Perazzo
Chairman of the Board and                         Chief Operating Officer and
Chief Executive Officer                           Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

Board of Directors
LanVision Systems, Inc.

We have audited the consolidated balance sheets of LanVision Systems, Inc. as of January 31, 1999 and 1998, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LanVision Systems, Inc. at January 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.


Cincinnati, Ohio
March 9, 1999                                   /s/ Ernst & Young LLP


PAGE 18
                                            CONSOLIDATED BALANCE SHEETS

                                                      ASSETS
                                                                                  Fiscal Year
                                                                       ---------------------------------
                                                                            1998             1997
                                                                            ----             ----
Current assets:
  Cash and cash equivalents                                             $  5,445,498    $  2,142,881
  Investment securities                                                         --         5,074,258
  Accounts receivable, net of allowance for doubtful
    accounts of $325,000 and $265,000, respectively                        3,642,330       2,992,987
  Unbilled receivables                                                     2,383,964       1,135,365
  Other                                                                    1,024,960       1,179,603
                                                                        ------------    ------------
        Total current assets                                              12,496,752      12,525,094

Property and equipment:
  Computer equipment                                                       4,407,863       3,876,962
  Computer software                                                          588,441         487,841
  Office furniture, fixtures and equipment                                 1,534,206       1,424,036
  Leasehold improvements                                                     930,920         931,020
                                                                        ------------    ------------
                                                                           7,461,430       6,719,859
  Accumulated depreciation and amortization                               (3,321,466)     (1,563,202)
                                                                        ------------    ------------
                                                                           4,139,964       5,156,657
Investment securities                                                           --         3,834,908
Capitalized software development costs, net of accumulated
  amortization of $920,228 and $661,896, respectively                        749,701         612,033
Other                                                                         98,633          71,430
                                                                        ------------    ------------
                                                                        $ 17,485,050    $ 22,200,122
                                                                        ============    ============

                   LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                      $    474,189    $  1,631,941
  Accrued compensation                                                       543,790         943,221
  Accrued other expenses                                                   3,105,021       1,746,883
  Deferred revenues                                                        1,083,837       1,061,996
                                                                        ------------    ------------
        Total current liabilities                                          5,206,837       5,384,041

Long-term debt                                                             6,000,000            --
Long-term accrued interest                                                   431,167            --

Convertible redeemable preferred stock, $.01 par value per share,
    5,000,000 shares authorized                                                 --              --

Stockholders' equity:
  Common stock, $.01 par value per share, 25,000,000 shares
    authorized, 8,896,500 shares issued                                       88,965          88,965
  Capital in excess of par value                                          35,102,459      35,110,817
  Treasury stock, at cost, 81,980 and 90,500 shares, respectively           (389,692)       (430,188)
  Accumulated (deficit)                                                  (28,954,686)    (18,028,716)
  Accumulated other comprehensive income                                        --            75,203
                                                                        ------------    ------------
        Total stockholders' equity                                         5,847,046      16,816,081
                                                                        ============    ============
                                                                        $ 17,485,050    $ 22,200,122
                                                                        ============    ============

See accompanying notes

PAGE 19

                                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                             Fiscal Year
                                                                    --------------------------------------------------------------

                                                                         1998                   1997                   1996
                                                                         ----                   ----                   ----
REVENUES:
  Systems sales                                                      $  5,541,226         $  4,027,707         $  6,756,226
  Services, maintenance and support                                     5,573,850            4,648,041            3,553,826
  Service bureau operations                                               894,935                 --                   --
                                                                     ------------         ------------         ------------
        Total revenues                                                 12,010,011            8,675,748           10,310,052

OPERATING EXPENSES:
  Cost of systems sales                                                 1,758,222            2,443,319            4,173,707
  Cost of services, maintenance and support                             5,543,302            5,139,672            3,869,636
  Cost of service bureau operations                                     2,868,436                 --                   --
  Selling, general and administrative                                   7,860,031            9,356,723            6,647,470
  Product research and development                                      3,740,215            5,553,778            1,580,089
  Restructuring expense                                                   700,000                 --                   --
                                                                     ------------         ------------         ------------
        Total operating expenses                                       22,470,206           22,493,492           16,270,902
                                                                     ------------         ------------         ------------
Operating (loss)                                                      (10,460,195)         (13,817,744)          (5,960,850)
Other income (expense):
  Interest income                                                         385,100            1,148,293            1,372,235
  Interest expense                                                       (850,875)                --                (79,925)
                                                                     ------------         ============         ------------
Net (loss)                                                           $(10,925,970)        $(12,669,451)        $ (4,668,540)
                                                                     ============         ============         ============
Basic and diluted net (loss) per common share                        $      (1.24)        $      (1.44)        $       (.56)
                                                                     ============         ============         ============
Number of shares used in per common share computations                  8,811,019            8,827,478            8,283,761
                                                                     ============         ============         ============



                                            CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE
                                                 PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                Stockholders' Equity (Deficit)
                                                 ---------------------------------------------------------------------------------
                                     Convertible                                                                     Accumulated
                                     redeemable                      Capital in                                         other
                                      preferred         Common        excess of       Treasury      Accumulated    comprehensive
                                        stock            stock        par value         stock        (deficit)          income
                                    --------------    ----------     -----------     ----------     ------------    --------------

Balances at January 31, 1996        $    850,000    $     45,000   $       --      $       --      $   (690,725)   $       --
  Issuance of common stock                  --            29,005     34,275,777            --              --              --
  Conversion of preferred
    stock                               (850,000)         14,960        835,040            --              --              --
  Net (loss)                                --              --             --              --        (4,668,540)           --
  Unrealized net gains on
    investment securities,
     net of reclassification
        adjustment                          --              --             --              --              --            80,606
  Comprehensive (loss)
                                    ------------    ------------   ------------    ------------    ------------    ------------
Balances at January 31, 1997                --            88,965     35,110,817            --        (5,359,265)         80,606
  Purchase of common stock                  --              --             --          (430,188)           --              --
  Net (loss)                                --              --             --              --       (12,669,451)           --
  Unrealized net gains on
    investment securities,
      net of reclassification
       adjustment                           --              --             --              --              --            (5,403)

  Comprehensive (loss)
                                    ------------    ------------   ------------    ------------    ------------    ------------
Balances at January 31, 1998                --            88,965     35,110,817        (430,188)    (18,028,716)         75,203
  Sale of treasury stock                    --              --           (8,358)         40,496            --              --
  Net (loss)                                --              --             --              --       (10,925,970)           --
  Unrealized net gains on
    investment securities, net of
    reclassification adjustments            --              --             --              --              --           (75,203)


  Comprehensive (loss)
                                    ============    ============   ============    ============    ============    ============
Balances at January 31, 1999        $       --      $     88,965   $ 35,102,459    $   (389,692)   $(28,954,686)   $       --
                                    ============    ============   ============    ============    ============    ============

                                  Stockholders' Equity (Deficit)
                                  -----------------------------
                                            Total
                                        stockholders'
                                           equity
                                         (deficit)
                                       -------------

Balances at January 31, 1996           $   (645,725)
  Issuance of common stock               34,304,782
  Conversion of preferred
    stock                                   850,000
  Net (loss)                             (4,668,540)
  Unrealized net gains on
    investment securities,
     net of reclassification
        adjustment                           80,606
                                       ------------
  Comprehensive (loss)                   (4,587,934)
                                       ------------
Balances at January 31, 1997             29,921,123
  Purchase of common stock                 (430,188)
  Net (loss)                            (12,669,451)
  Unrealized net gains on
    investment securities,
      net of reclassification
       adjustment                            (5,403)
                                       ------------
  Comprehensive (loss)                  (12,674,854)
                                       ------------
Balances at January 31, 1998             16,816,081
  Sale of treasury stock                     32,138
  Net (loss)                            (10,925,970)
  Unrealized net gains on
    investment securities, net of
    reclassification adjustments            (75,203)
                                       ------------
  Comprehensive (loss)                  (11,001,173)
                                       ------------
Balances at January 31, 1999           $  5,847,046
                                       ============









See accompanying notes

PAGE 20

                                                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          Fiscal Year
                                                                    ---------------------------------------------------------

                                                                           1998                 1997                 1996
                                                                           ----                 ----                 ----
Operating activities:
  Net (loss)                                                          $(10,925,970)        $(12,669,451)        $ (4,668,540)
  Adjustments to reconcile net (loss) to net cash
    (used for) operating activities:
    Depreciation and amortization                                        2,016,596            1,003,703              451,452
    Increase in long-term accrued interest                                 431,167                 --                   --
  Cash (used for) provided by assets and liabilities:
    Accounts and unbilled receivables                                   (1,897,942)            (530,496)          (1,049,137)
    Other assets                                                           154,643             (606,635)            (408,786)
    Accounts payable                                                    (1,157,752)             382,604               64,180
    Accrued expenses                                                       958,707            1,061,702            1,417,675
    Deferred revenues                                                       21,841              561,213             (345,321)
                                                                      ------------         ------------         ------------
  Net cash (used for) operating activities                             (10,398,710)         (10,797,360)          (4,538,477)
                                                                      ------------         ------------         ------------

Investing activities:
  Purchases of investment securities                                    (9,836,409)         (29,409,163)         (42,377,849)
  Proceeds from sales of investment securities                          18,670,372           46,422,143           16,490,387
  Purchases of property and equipment                                     (741,571)          (3,779,863)          (2,444,620)
  Purchase of technology                                                      --               (100,000)                --
  Capitalization of software development costs                            (396,000)            (396,000)            (170,000)
  Other                                                                    (27,203)             (30,911)                --
                                                                      ------------         ------------         ------------
  Net cash provided by (used for) investing activities                   7,669,189           12,706,206          (28,502,082)
                                                                      ------------         ------------         ------------

Financing activities:
  Proceeds from issuance of long-term debt                               6,000,000                 --                   --
  Payments on line of credit                                                  --                   --               (600,000)
  Issuance of common stock                                                    --                   --             34,304,782
  Sale (purchase) of treasury stock                                         32,138             (430,188)                --
                                                                      ------------         ------------         ------------
  Net cash provided by (used for) financing activities                   6,032,138             (430,188)          33,704,782
                                                                      ------------         ------------         ------------
  Increase in cash and cash equivalents                                  3,302,617            1,478,658              664,223
  Cash and cash equivalents at beginning of year                         2,142,881              664,223                 --
                                                                      ------------         ------------         ------------
  Cash and cash equivalents at end of year                            $  5,445,498         $  2,142,881         $    664,223
                                                                      ============         ============         ============
  Supplemental cash flow disclosures:
    Interest paid                                                     $    336,000         $       --           $     79,925
                                                                      ============         ============         ============



See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LanVision Systems, Inc. (the "Company") operates in one segment as a provider of Healthcare Information Access Systems through the licensing of software applications and the use of such applications through its service bureau operations. The Company's products enable hospitals and integrated healthcare delivery systems in the United States to capture, store, manage, route, retrieve and process vast amounts of clinical and financial patient information.

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

REVENUE RECOGNITION

Revenue is derived from: the licensing and sale of systems comprising internally developed software, third-party software and hardware components; product support, maintenance and professional services; and service bureau operations that provide high quality, transaction-based document imaging/management services from a central data center. The Company's revenue recognition policies through the end of fiscal 1997, conformed to Statement of Position 91-1, Software Revenue Recognition. Effective for fiscal 1998, the Company's revenue recognition policies conform to Statement of Position 97-2, Software Revenue Recognition. The change in accounting policy did not have a material impact on revenue recognition. Generally, revenue from software license fees and hardware sales is recognized when a master agreement is signed and products are shipped. Revenue related to routine installation and integration and project management is deferred until the work is performed. If a contract requires the Company to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, education, services and service bureau operations is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits, overnight repurchase agreements, money market accounts and highly liquid investments with original maturities of three months or less.

INVESTMENT SECURITIES

The Company accounts for investment securities under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's investment securities are classified under Statement No. 115 as "available-for-sale" and, accordingly, are carried at fair market value. Unrealized net gains are included as the accumulated other comprehensive income component of stockholders' equity, net of income taxes, until realized. Interest earned is included in other income (expense) in the Consolidated Statements of Operations. Effective for fiscal 1998, the Company's accounting disclosure for unrealized net gains conforms to Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The change did not have a material impact on the financial statements.

CONCENTRATIONS

Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable. The Company's accounts receivable are concentrated in the healthcare industry. However, the Company's customers typically have been well-established hospitals or medical facilities with good credit histories and payments have been received within normal time frames for the industry. However, recently some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities. The Company's client, The Detroit Medical Center (DMC), is experiencing significant operating losses and, as part of an overall restructuring, they are seeking to cancel its contract with the Company's service bureau operations. The agreement between The DMC and the Company does not provide for an early termination, and The DMC has certain performance obligations. The Company has initiated settlement discussions with The DMC. However, the Company cannot predict the outcome of these discussions. At January 31, 1999, LanVision's receivables due from The DMC approximated $512,000. Management believes it has adequately provided for any possible uncollectible amounts.

To date, the Company has relied on a limited number of customers for a substantial portion of its total revenues. The Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers and its remarketing partners. The failure to obtain new customers or expand sales through remarketing partners, the loss of existing customers or reduction in revenues from existing customers could materially and adversely affect the Company's operating results (See Note 6.).

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

OTHER CURRENT ASSETS

Other current assets are primarily: prepaid loan fees, insurance, commissions and maintenance, deposits and prepaid expenses related to future revenues.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line, half year convention method (except for service bureau operations which begins depreciation of computer equipment and software when the assets are placed in service), over the estimated useful lives of the related assets. Estimated useful lives are as follows:

                  Computer equipment and software             3-4 years
                  Office equipment                            5 years
                  Office furniture and fixtures               7 years
                  Leasehold improvements                      Life of lease

Depreciation expense for 1998, 1997 and 1996 was $1,758,264, $875,370 and
$373,452, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility are classified as product research and development and are expensed as incurred. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and product quality assurance, are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Company capitalized $396,000, $396,000 and $170,000 in 1998, 1997 and 1996,
respectively. Research and development expense was $3,740,215, $5,553,778 and $1,580,089 in 1998, 1997 and 1996, respectively.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination. Amortization expense was $258,332, $128,333 and $78,000 in 1998, 1997 and 1996, respectively.

ACCRUED OTHER EXPENSES

Accrued other expenses at January 31, 1999 and 1998 include: warranty reserves and accrued franchise and property taxes and professional fees.

RESTRUCTURING EXPENSE

During the second quarter of fiscal 1998, the Company restructured certain aspects of its operations to flatten the management structure, reduce expenses in all areas and, at the same time, improve customer service. Accordingly, the Company accrued $300,000 for the anticipated costs of severance and related taxes and fringe benefits for the reduction of the work force by 16 people. The liability was recorded as a current liability at the end of the second quarter and substantially all of the liability was paid during the third quarter. As LanVision has completed certain of its major software development projects, the Company has been able to further reduce its staff and the use of outside contractors in product development. As a result of the above reductions in staff, the Company has excess space at certain facilities. Accordingly, a fourth quarter restructuring charge of $400,000 was accrued to downsize the existing facilities to the current and anticipated near term needs. The Company has engaged brokers to sublease or terminate long-term lease commitments at certain facilities.

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

STOCK OPTIONS

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was effective beginning with fiscal year 1996. The Statement establishes a fair value method of financial accounting and reporting for stock-based compensation plans. The Company elected to continue to account for stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, has adopted the disclosure only provisions of Statement 123.

NET (LOSS) PER COMMON SHARE

The net (loss) per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic net (loss) per common share is computed based on the weighted average number of common shares outstanding during each period. The diluted net (loss) per common share reflects the potential dilution that could occur if Stock Options and Warrants were exercised into Common Stock, under certain circumstances, that then would share in the earnings of the Company. The diluted net (loss) per common share calculation, in fiscal 1998, 1997 and 1996, excludes the effect of the Stock Options and Warrants as the inclusion thereof would be antidilutive.

2.   OPERATING LEASES

The Company rents office space and equipment under noncancelable operating leases that expire in 2003. Future minimum lease payments under noncancelable operating leases for the next five fiscal years are as follows: 1999: $850,352; 2000: $605,140; 2001: $450,398; 2002: $154,589; and 2003: $48,532. Rent expense was $812,470, $637,110 and $252,383 for fiscal years 1998, 1997 and 1996, respectively.

3.   LONG-TERM DEBT

In July, 1998, the Company issued a $6,000,000 note to The HillStreet Fund, L.P., which bears interest at 12%, payable monthly. The note is repayable in quarterly installments of $500,000 commencing October, 2001 through July, 2004. In July, 2002, the Company has a one-time option to prepay, in full, the then outstanding balance of the note. The note is secured by all of the assets of the Company and the loan agreement restricts the Company from incurring additional indebtedness for borrowed money, including capitalized leases, limits certain investments, restricts substantial asset sales, capital expenditures, cash dividends, stock repurchases and mergers and consolidations with unaffiliated entities. In addition, the Company is required to maintain certain financial conditions, including minimum levels of revenues, combined cash and investments and net worth.

In connection with the issuance of the note, the Company issued Warrants to purchase 750,000 shares of Common Stock of the Company at $3.87 per share at any time after May 16, 1999 through July 16, 2008. The Warrants are subject to the customary antidilution and registration rights provisions.

Under the terms of the loan agreement, the Company has guaranteed the lender that the increase in the market value of the stock underlying the Warrants, at the time of loan maturity, over the exercise price plus the 12% interest paid on the loan will yield the lender a 25% compound annual return. If the yield from the Warrants plus interest paid does not provide the lender with the guaranteed return, the Company is required to pay the additional amount in cash at the time of maturity. Accordingly, the Company is accruing interest on the loan at a 25% compound interest rate, regardless of the market value of the stock and the inherent value of the Warrants. Should the Company exercise its prepayment option in July, 2002, then the minimum guaranteed rate of return is increased to 30%.

However, to the extent that the computed minimum compound annual rate of return exceeds 30% at the date of the prepayment, the Company has the right to cancel up to 150,000 Warrants.

In addition, the founders and majority shareholders of the Company have consented to certain restrictions on the sale or transfer of their shares.

Maturities of long-term debt are as follows: fiscal years 1999 and 2000, $-0-; 2001, $1,000,000; 2002, $2,000,000; 2003, $2,000,000; 2004, $1,000,000.

Management believes the fair market value of the long-term debt and its accompanying Warrants approximates the carrying value.

The Company was in compliance, or has obtained waivers for non-compliance, with all of the amended terms and conditions of the loan agreement as of January 31, 1999.

4.   INCOME TAXES

The Company had no income tax expense or (benefit) for 1998, 1997 and 1996.

The (benefit) expense for income taxes differs from the Federal statutory rate as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------

                                                           1998                 1997                 1996
                                                      ----------------     ----------------     ----------------
 Federal tax (benefit) expense at
   statutory rate                                     $ (3,714,830)        $  (4,307,613)       $  (1,587,304)
(Loss) for which benefit not provided                    3,714,830             4,307,613            1,587,304
                                                      ================     ================     ================
                                                      $        --          $        --          $         --
                                                      ================     ================     ================

The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences are as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------

                                                           1998                 1997                1996(1)
                                                      ----------------     ----------------     ----------------
Deferred tax assets:
  Net operating (loss) carryforwards                  $    9,576,271        $   6,061,074        $   2,352,493
  Accounts payable and accrued liabilities                 1,102,738              849,876            1,064,764
  Other                                                      156,280               98,050              185,290
                                                      ----------------     ----------------     ----------------
                                                          10,835,289            7,009,000            3,602,547
  Less valuation allowance                               (10,835,289)          (6,991,066)          (1,989,722)
                                                      ----------------     ----------------     ----------------
  Net deferred tax assets                                       --                 17,934            1,612,825

Deferred tax liabilities:
  Accounts and unbilled receivables                             --                  --              (1,311,369)
  Capitalized software costs                                    --                  --                 (90,416)
  Prepaid assets                                                --                  --                (204,482)
  Equipment                                                     --                (17,934)              (6,558)
                                                      ----------------     ----------------     ----------------
                                                                --                (17,934)          (1,612,825)
                                                      ================     ================     ================
                                                      $         --         $        --          $       --
                                                      ================     ================     ================

(1) Calculations based on a cash basis tax return for fiscal year 1996.

At the end of fiscal 1998, the Company had a net operating (loss) carryforward of approximately $25,900,000, which begins to expire in 2009.

5.   RETIREMENT PLAN

The Company has established a 401(k) retirement plan that covers substantially all employees. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, no Company contributions have been made to the plan.

6.   MAJOR CUSTOMERS

During fiscal 1998, three customers accounted for 10%, 9% and 8% of total revenues. During fiscal 1997, three customers accounted for 13%, 13% and 12% of total revenues. During fiscal year 1996, three customers accounted for 21%, 17% and 11% of total revenues. At January 31, 1999 and 1998, 42% and 44%, respectively, of the Company's accounts receivable were due from three customers.

7.   STOCK OPTION PLANS

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

The Company's Employee Stock Option Plan authorizes the grant of options to employees for up to 825,000 shares of the Company's Common Stock. The options granted have terms of ten years or less and generally vest and become fully exercisable ratably over three years of continuous employment from the date of grant, except with respect to 28,875 options which were granted in fiscal 1995, and became fully vested and exercisable on December 1, 1996. At January 31, 1999, options to purchase 593,652 shares of the Company's Common Stock have been granted under the Plan.

The Company's Non-Employee Directors Stock Option Plan authorizes the grant of options for up to 100,000 shares of the Company's Common Stock. All options granted have terms of ten years or less and vest and become fully exercisable ratably over four years of continuous service as a Director from the date of grant. Options for 5,000 shares have been granted under this plan to one Director, of which 2,500 options are excercisable and vested. In addition, non-qualified stock options to purchase 5,000 shares were granted to the same Director in April, 1996, and vested ratably over two years.

The Company also issued non-qualified stock options to purchase 99,841 shares of the Company's Common Stock to two employees prior to the initial public offering of the Company's Common Stock. Of the total, 69,778 were granted in fiscal 1995, with a term of ten years and vest ratably over three years, commencing two years from the date of grant, and have an exercise price of $1.00 per share. The remaining 30,063 options were granted in 1990, with a term of approximately eleven years and became exercisable in 1991 with an aggregate price of $1.00.

Pro forma information regarding the net (loss) and net (loss) per common share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998, 1997 and 1996: risk-free interest rates of 5.0% in 1998, 5.4% in 1997 and 6.3% in 1996; a dividend yield of zero percent; a volatility factor of the expected market price of the Company's Common Stock of
 .911 in 1998, .788 in 1997 and .827 in 1996, and a weighted average expected life of the options of five years.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the average vesting period of the options. The Company's pro forma information is as follows:

                                                                           Fiscal Year
                                                  -----------------------------------------------------------

                 Pro forma
                 ---------                              1998                   1997                   1996
                                                  -----------------      -----------------      -------------

Net (loss)                                        $   (11,110,786)       $   (13,266,041)       $  (6,276,119)
                                                  ===============        ===============        =============
Basic net (loss) per common share                 $         (1.26)       $         (1.50)       $        (.76)
                                                  ===============        ===============        =============

The pro forma disclosures are not likely to be representative of the effects on earnings reported for future years.

A summary of the Company's stock option activity and related information is as follows:

                                                                             Fiscal Year
                                      ------------------------------------------------------------------------------------------

                                                 1998                           1997                            1996
                                      ---------------------------     --------------------------     ---------------------------

                                                      Weighted                       Weighted                        Weighted
                                                       average                       average                          average
                                                       exercise                      exercise                        exercise
                                       Options          price          Options         price          Options          price
                                      -----------     -----------     ----------     -----------     -----------    ------------

Outstanding - beginning of year         701,248       $   7.78         650,873       $   8.84          527,018      $   8.21
Granted                                 248,000           3.01         166,500           5.32          141,840         11.40
Forfeited                              (245,755)          7.97        (116,125)         10.34          (17,985)        10.40
                                      ===========                     ==========                     ===========
Outstanding - end of year               703,493           6.04         701,248           7.78          650,873          8.84
                                      ===========     ===========     ==========     ===========     ===========    ============

Exercisable at end of year              378,053       $   7.61         387,217       $   8.02          299,605      $   9.36
                                      ===========     ===========     ==========     ===========     ===========    ============




Weighted average fair value of
options granted during year           $    2.19                       $   3.51                       $    7.87
                                      ===========                     ==========                     ===========

The following table summarizes, by range of exercise price, the options as of January 31, 1999:



             Options                      Weighted
----------------------------------        average            Approximate
                                          exercise          remaining life
  Outstanding        Exercisable           price               in years
----------------    --------------      -------------      -----------------

    30,063             30,063        $      -   (1)              2
    69,778             59,778               1.00(2)              6
   603,652            288,212               6.93(3)              9
================    ==============
   703,493            378,053               6.04
================    ==============


(1)  $1.00 in the aggregate for all 30,063 options.
(2)  $1.00 per share for each of the 69,778 options.
(3)  The exercise prices range from $2.87 to $14.50, of which 266,652 shares are between
     $10.40 and $14.50 per share and 141,000 shares are between $4.00 and $7.38 per share and 196,000 shares at $2.88 per share.

Exercise prices for options outstanding as of January 31, 1999 ranged from $1.00 in the aggregate for 30,063 options to $14.50 per share. The weighted average remaining contractual life of these options is approximately nine years.

The Employee Stock Option Plan contains change of control provisions whereby any outstanding options subject to vesting which have not fully vested as of the date of the change in control shall automatically vest and become immediately exercisable. One of the change in control provisions is deemed to occur if there is a change in beneficial ownership, or authority to vote, directly or indirectly, securities representing 20% or more of the total of all of the Company's then outstanding voting securities, unless through a transaction arranged by, or consummated with the prior approval of the Board of Directors. Other change in control provisions relate to mergers and acquisitions or a determination of change in control by the Company's Board of Directors.

Awad Asset Management, Inc. has advised the Company that it has acquired, in the open market, 1,449,950 shares or 16.45% of the total outstanding shares of the Company. Based on 8,814,520 shares outstanding as of January 31, 1999, should an additional 312,954 shares or 3.55%, be acquired by Awad Asset Management, Inc., all of the then outstanding and non-vested options under the Employee Stock Option Plan would immediately vest.

8.    STOCK PURCHASE PLAN

The Company has an employee stock purchase plan under which employees may purchase up to 500,000 shares of Common Stock. Under the plan, eligible employees may elect to contribute, through payroll deductions, up to 10% of their base pay to a trust during any plan year, July 1 through June 30, of the following year. At June 30 of each year, the plan acquires for the benefit of the employees shares of Common Stock at the lesser of (a) 85% of the Fair Market Value of the Common Stock on July 1, of the prior year, or (b) 85% of the Fair Market Value of the Common Stock on June 30, of the current year.

During fiscal year 1998, 8,520 shares were purchased at the price of $3.77 per share.

The purchase price at June 30, 1999, will be 85% of the lower of (a) the closing price on July 1, 1998 ($4.25) or (b) 85% of the closing price on June 30, 1999.

9.   COMMITMENTS AND CONTINGENCIES

MAINTENANCE AGREEMENTS

The Company has maintenance agreements to provide services in future periods after the expiration of an initial warranty period. The Company invoices customers in accordance with the agreements and records the invoicing as deferred revenues and recognizes the revenues ratably over the term of the maintenance agreements. The Company warrants to customers that its software will meet certain performance requirements and has warranted, to certain customers, that its software will be Year 2000 Compliant.

SERVICE BUREAU OPERATIONS

The Company enters into long-term agreements to provide document imaging/management and workflow services to its healthcare customers on an outsourced basis from its central data center.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with its officers and employees that generally provide annual salary, a minimum bonus, discretionary bonus, stock incentive provisions and severance arrangements.

RESERVED COMMON STOCK

The Company has reserved 1,529,841 shares of the Common Stock authorized for issuance in connection with various Stock Option and Purchase Plans, and 750,000 shares for the Warrants issued in connection with the long-term debt.

10.   COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, Comprehensive Income, requires supplemental disclosure for the accounting for unrealized holding gains on available-for-sale securities, and a reconciliation to comprehensive income
(loss).

                                                                              Fiscal Year
                                                     -------------------------------------------------------------

                                                           1998                   1997                   1996
                                                     ---------------       ---------------        ---------------

Net (loss)                                            $(10,925,970)         $(12,669,451)         $ (4,668,540)
Unrealized holding gains (losses) arising
  during the period                                         (9,570)              147,295                90,848
Reclassification adjustment for gains (losses)
  included in net (loss)                                   (65,633)             (152,698)              (10,242)
                                                      ============          ============          ============
Comprehensive (loss)                                  $(11,001,173)         $(12,674,854)         $ (4,587,934)
                                                      ============          ============          ============


11.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following sets forth selected quarterly financial information for fiscal years 1998, 1997, and 1996.

                                                         First       Second       Third     Fourth
     (In thousands, except per share data)              Quarter     Quarter      Quarter    Quarter       1998
                                                       --------------------------------------------------------------
Revenues                                               $  3,605    $  3,008    $  2,836    $  2,561    $ 12,010
Operating (loss)                                         (3,239)     (2,938)     (1,815)     (2,468)    (10,460)
Net (loss)                                               (3,136)     (2,911)     (2,111)     (2,768)    (10,926)
Basic and diluted net (loss) per share (a)                 (.36)       (.33)       (.24)       (.31)      (1.24)
Weighted average shares outstanding                       8,806       8,809       8,815       8,815       8,811
                                                       ========    ========    ========    ========    ========
Stock Price (c)
High                                                   $   5.87    $   4.62    $   3.37    $   3.25    $   5.87
Low                                                    $   3.62    $   2.50    $   0.87    $   0.90    $   0.87
Quarter-end close                                      $   4.50    $   3.00    $   1.25    $   2.71    $   2.71
Cash dividends declared (d)                            $   --      $   --      $   --      $   --      $   --

----------------------------------------------------------------------------------------------------------------------
                                                         First       Second       Third     Fourth
                                                        Quarter     Quarter      Quarter    Quarter       1997
                                                       --------------------------------------------------------------

Revenues                                               $  2,113    $  1,569    $  2,329    $  2,665    $  8,676
Operating (loss)                                         (3,176)     (3,815)     (2,951)     (3,876)    (13,818)
Net (loss)                                               (2,846)     (3,530)     (2,664)     (3,629)    (12,669)
Basic and diluted net (loss) per share (a)                 (.32)       (.40)       (.30)       (.41)      (1.44)
Weighted average shares outstanding                       8,886       8,813       8,806       8,806       8,827
                                                       ========    ========    ========    ========    ========

Stock Price (c)
High                                                   $   8.00    $   6.75    $   8.00    $   6.75    $   8.00
Low                                                    $   3.37    $   4.50    $   4.62    $   4.25    $   3.37
Quarter-end close                                      $   4.50    $   5.25    $   6.03    $   4.62    $   4.62
Cash dividends declared (d)                            $   --      $   --      $   --      $   --      $   --

----------------------------------------------------------------------------------------------------------------------
                                                         First       Second       Third     Fourth
                                                        Quarter     Quarter      Quarter    Quarter       1996
                                                       --------------------------------------------------------------

Revenues                                               $  2,113    $  3,370    $  3,035    $  1,792    $ 10,310
Operating (loss)                                           (701)       (609)     (1,636)     (3,015)     (5,961)
Net (loss)                                                 (780)       (139)     (1,179)     (2,571)     (4,669)
Basic and diluted net (loss) per share (a)                 (.12)       (.02)       (.13)       (.29)       (.56)
Weighted average shares outstanding                       6,405       8,896       8,896       8,896       8,284
                                                       ========    ========    ========    ========    ========

Stock Price (b) (c)
High                                                   $  18.75    $  18.75    $  14.50    $   9.00    $  18.75
Low                                                    $  14.50    $   8.50    $   7.75    $   6.25    $   6.25
Quarter-end close                                      $  18.37    $   9.50    $   8.62    $   7.12    $   7.12
Cash dividends declared (d)                            $   --      $   --      $   --      $   --      $   --

----------------------------------------------------------------------------------------------------------------------


(a)  Quarterly amounts may not be additive.
(b) The Company began trading on The Nasdaq Stock Market on April 18, 1996, the date of the initial public offering.
(c)  Obtained from The Nasdaq Stock Market, Inc.
(d) The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.

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

Z. David Patterson(1)* (2)
Executive Vice President
Blue Chip Venture Company

(1)  Audit Committee
(2)  Compensation Committee
*   Committee Chairman





OFFICERS

J. Brian Patsy
Chairman of the Board, Chief Executive Officer and President

Eric S. Lombardo
Executive Vice President
President, Virtual Healthware Services Division
Corporate Secretary

Thomas E. Perazzo
Chief Operating Officer, Chief Financial Officer and Treasurer










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






Annual Meeting
The Annual Meeting of Stockholders will be held on May 26, 1999.

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

As of March 31, 1999, there were  approximately  2,300
stockholders

LanVision Systems, Inc. World Wide Web Site
Visit us at - http://www.lanvision.com

                                     [LOGO]

                                  LanVision(TM)
                      Healthcare Information Access Systems

                             LANVISION SYSTEMS, INC.
                          ONE FINANCIAL WAY, SUITE 400
                            CINCINNATI, OH 45242-5859
                     PHONE: 513.794.7100, FAX: 513.794.7272

                                                 (C)LanVision Systems, Inc. 1999
                                                             All Rights Reserved

The following are servicemarks, trademarks or registered trademarks of LanVision, Inc.: accessANYware(SM), AccountVision(TM), AVremit(TM), AVregister(TM), ChartVision(R), Document Capture System(TM), Release of Information(TM), LanVision(TM), [LanVision Logo](TM), MicroVision(TM), MultiView(TM), OmniVision(TM), On-Line Chart Completion(TM), SCAN32(TM), VisionFlow(R) and WebView(TM). All other trademarks are trademarks or registered trademarks of their respective companies.