Form 10-K405, Exhibit 13
period 2000-01-31
LANVISION SYSTEMS INC
filed 2000-04-20
CIK 1008586

Exhibit 13.1
LANVISION SYSTEMS, INC.

ANNUAL REPORT TO STOCKHOLDERS


                             LanVision Systems, Inc.

                               1999 Annual Report

  [Art work-photograph of workstation with photo-montage of healthcare images]





                                 [Company Logo]

TABLE OF CONTENTS

--------------------------------------------------------------------------------

Letter to Stockholders..............................2
Our Vision..........................................3
Selected Financial Data.............................7
Management's Discussion and Analysis................8
Report of Management...............................16
Report of Independent Auditors.....................16
Financial Statements...............................17
Notes to Financial Statements......................20
Directors and Officers.............................30
Corporate Information..............................30

The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.

STOCK PRICES

--------------------------------------------------------------------------------

                               Fiscal Year 1999
                               ----------------
                         HIGH         LOW        CLOSE
                         ----         ---        -----
1st       Quarter   $    5.625   $    1.250  $     1.750

2nd       Quarter        2.000        1.000        1.000

3rd       Quarter        1.375        0.500        0.750

4th       Quarter        6.250        0.438        1.250

                               Fiscal Year 1998
                               ----------------
                         HIGH         LOW        CLOSE
                         ----         ---        -----
1st       Quarter   $    5.875   $    3.625  $     4.500

2nd       Quarter        4.625        2.500        3.000

3rd       Quarter        3.375        0.875        1.250

4th       Quarter        3.250        0.906        2.719

CORPORATE PROFILE

--------------------------------------------------------------------------------

LanVision is an E-Health Application Service Provider and leading supplier of Healthcare Information Access Systems specializing in connectivity solutions that utilize the power of the Internet/Intranet to link hospitals, physicians, patients and payers to a robust Electronic Medical Record. LanVision's solutions enable the coordination of both "structured" and "unstructured" patient data through a single healthcare information repository. The Company's products are complementary to existing clinical and financial systems, and use document imaging and workflow tools to ensure end users can electronically access all the various forms of healthcare information including clinician's handwritten notes, lab reports, photographs, insurance cards, etc. LanVision's E-Health solutions offer value to all of the constituents in the healthcare delivery process by enabling them to simultaneously access information from virtually any location, including the physician's desktop using Web browser technology. Web access to the entire medical record improves physician productivity and reduces administrative costs such as filing, storage, retrieval and upkeep of medical records and clinical costs, such as redundant diagnostic testing.

LanVision(TM)
Healthcare Information Access Systems

LETTER TO STOCKHOLDERS

--------------------------------------------------------------------------------

Dear Stockholder:

Fiscal 1999 was a year of tremendous challenge, opportunity and accomplishment for LanVision. I am pleased to report that we have made significant progress toward our goal of becoming a leading E-Health Application Service Provider
(ASP), while also strengthening our balance sheet and positioning the Company for a return to profitability.

Fiscal 1999 was a challenging year for LanVision as much of the marketplace was preoccupied with Year 2000 computer software compliance issues. As a result, revenues for the year, which approximated $10.5 million, were adversely affected by a decline in new systems sales. However, the Company's operating results, before other income and expense, significantly improved by approximately $7.9 million compared with the prior year, as a result of stringent cost controls and improved operating margins.

During 1999, LanVision achieved several significant milestones. We completed the integration of our Electronic Medical Record (EMR) suite of products with the Shared Medical Systems Corporation's (SMS)(R) NOVIUS(R) imaging application suite, and SMS's first two customers began successfully using the integrated solution in high volume production environments. Both SMS customers were converted from a competitor's EMR solution to the LanVision/SMS solution, and one is effectively accessing over 15 million pages of historical patient information on-line. Also, SMS signed an additional four new agreements in fiscal 1999. Management expects revenues from SMS to continue to grow as they begin to more widely distribute our products throughout their customer and prospect base.

In addition, another significant milestone was achieved in 1999, when our second Virtual Healthware Services division client went on-line. This was an existing EMR software licensee that recognized the tremendous benefit of LanVision's E-Health ASP offering. The accomplishment of this milestone reinforced our belief that a substantial opportunity exists for LanVision, as an E-Health ASP, to fundamentally change the way healthcare information is processed and shared. The strength, responsiveness and extensive use of our system was evidenced by the fact that within the first few months of use, the customer exceeded one million E-Health transactions per month, accessing over 27 million pages of historical patient information.

In February, 2000 we announced the sale of our centralized data center for $2.9 million, generating a gain of approximately $1.4 million. This transaction provided several benefits by allowing us to improve our liquidity, decrease ongoing operating expenses, and reduce the risks associated with operating a data center. Although we sold the data center assets, we plan to increase our focus on expanding Web-based E-Health ASP services offered by our Virtual Healthware Services division. Under a fee for service arrangement, LanVision will continue to use the data center to service current and future customers. Additionally, LanVision intends to continue to increase revenues through expanded access to its E-Health software applications through other data center service providers.

Over the last several years, we have made considerable investments in our product line and Web-based technologies. Our customers are enjoying significant operating success with our products while improving patient care. Our Web-based solutions are scalable from a small physician practice to the largest integrated healthcare networks. Web access to the entire medical record, from virtually anywhere, improves physician productivity through efficient and timely communication of clinical information, reduces costs and improves the overall quality of patient care. Our Web-based technology positions the Company to take full advantage of promising market opportunities relating to the use of the Internet/Intranet as an important new medium to collect and distribute healthcare information.

We continue to look for ways to broaden the distribution of our products by pursuing strategic business alliances with traditional Healthcare Information Systems companies, emerging healthcare Internet Service Providers, and other Application Service Providers.

We believe LanVision is built on a solid foundation, with highly evolved and technologically advanced products that are successfully installed in an impressive list of satisfied customers. We approach the future with enthusiasm and confidence that the year 2000 will continue to reflect significantly improved operating results.

We are thankful for your continued confidence.

Sincerely,

/s/ J. Brian Patsy

J. Brian Patsy
Chairman of the Board and
Chief Executive Officer

OUR VISION

HEALTHCARE INDUSTRY TRENDS

In the year 2000 and beyond, the expansion of managed care and the acceptance of capitated, risk-based contracts by physicians, physician networks and hospitals will continue to increase the demand for, and importance of, timely clinical and financial information. As a result of these industry dynamics, there will be a vital need to communicate this information efficiently among providers and payers. Healthcare providers are adopting a distributed healthcare strategy in order to ensure that healthcare delivery occurs at the most cost-effective healthcare facility, with a goal to achieve an overall reduction in total healthcare costs. To effectively deploy this strategy, however, providers must be able to simultaneously share healthcare and related financial information among the affiliated hospitals, clinics and physician practices.

Unfortunately, many healthcare providers have not invested the resources necessary to upgrade their information systems to support these increased information requirements, which could lead to wasted efforts, redundant tests and procedures and administrative inefficiencies that often adversely impact the quality of care. Furthermore, those organizations that have taken on the challenge of gathering such information electronically have often implemented clinical information systems that have only focused on the structured data components rather than all the alternative forms of healthcare information, including paper. In order to make a substantial impact on the inefficiencies inherent in today's healthcare environment, all unstructured data such as images, hand-written physician notes, etc. need to be seamlessly integrated with its structured counterpart in an easily accessible and complete Electronic Medical Record. The Internet/Intranet provides a universal, cost-effective communications medium to deliver the complete Electronic Medical Record to the healthcare industry through what is commonly referred to as E-Health.

While the trend within healthcare clearly is towards a paperless environment, there are widely differing opinions as to whether paper and other forms of unstructured data will be completely eliminated. Most healthcare industry experts agree however, that it is unlikely that paper or other forms of unstructured data will be eliminated anytime soon. The continued reliance on paper is further apparent, given that physicians would otherwise be required to change the way that they currently practice medicine. This is problematic given the amount of writing physicians perform in relation to the additional time and effort necessary for them to put their thoughts into structured data format (i.e. keyboard entry at a specified computer workstation). There is an immediate need to ensure that all healthcare information can be accessed electronically, regardless of the media on which the information is created or stored.

The dramatic growth of E-Health utilizing the Internet as an important new medium to collect and distribute information, communicate, interact and engage in healthcare commerce has emerged as the way to overcome the historical technical barriers for connecting the participants in the fragmented healthcare industry. These technical barriers are diminishing for several reasons:

o        universal, low-cost Internet access is replacing private networks,
o common navigation via browser technology is replacing proprietary desktop client software, and
o the Internet's open architecture is providing a solution for integrating existing computer systems.

THE E-HEALTH MARKETPLACE

Competitive pressures and the need to significantly reduce overall healthcare costs will require healthcare organizations to automate their labor-intensive paper-based processes and seamlessly integrate these with their existing clinical applications, creating a complete centralized Electronic Medical Record repository--regardless of the medical record medium. This centralized electronic repository will represent a critical E-Health connectivity solution necessary to link hospital clinicians, physician practices, administrators, payers, consumers and other third parties to common healthcare information via a secured Internet/Intranet. As increased security requirements emerging from HIPAA

(Health Insurance Portability and Accountability Act) dictate changes in how organizations manage patient information, the new secure Web-based technologies will prevail as the only viable economic solution to electronically store, process, route and view vital healthcare information regardless of the creation medium or the authorized user's physical location. For example, a hospital clinician could electronically review, complete and sign the Electronic Medical Record or route the information to an associate for consultation, all from the privacy of the clinician's home or office. Any authorized user could access the information via standard Web browsers via the Internet or a private network.

The benefits of the E-Health approach to centralized storage and distributed access to all the forms of healthcare information across the healthcare continuum are many and include:

o simultaneous access to the entire medical record regardless of the site of care,
o reduction of redundant diagnostic testing and more informed treatment decisions,
o elimination of shadow or redundant record keeping in multiple patient medical record repositories,
o        increased security and decreased risk of loss of patient information,
o        reduced labor and storage costs associated with paper systems,
o        improved efficiency in chart completion, billings and collections,
o        more control over patient information, and
o empowers physicians and patients to easily share the information with others in the healthcare continuum.

A substantial opportunity exists for LanVision, as an E-Health Application Service Provider (ASP) to fundamentally change the way healthcare information is processed and shared. The ASP's that are first to deliver both structured and unstructured data with ease and to provide access to all forms of healthcare information from standard Web browsers will have distinct competitive advantages in the rapidly growing E-Health marketplace.

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

WEBVIEW - Web-enabling Tool

The Internet, "thin client" workstations and Web-enabled applications have generated enormous excitement in the world of Healthcare Information Systems. Their potential positive impact on the computerized patient record and document imaging is just now being realized. The Company believes these new technologies will combine to create sweeping changes in the way healthcare institutions manage, distribute and view their healthcare information. WebView utilizes the Internet/Intranet to allow remote users to easily access an integrated computerized patient record and document imaging system residing in a complete Electronic Medical Record from virtually anywhere. The more important benefits include:

o        significantly lower maintenance and staff costs;
o        lower data center investment and operating costs;
o the ability to seamlessly image-enable existing clinical, billing or other third-party information systems; and
o        a higher degree of desktop integration.

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

OMNIVISION - Image-Enabling Tool

LanVision provides powerful image-enabling and workflow technology that allows healthcare users to immediately and simultaneously access any patient information, including multimedia and paper-based information, through their existing applications. As a result, any application across the entire enterprise can be image-enabled, including the host Healthcare Information Systems, Patient Billing Systems, Clinical Data Repositories and others. When the Clinical Data Repository is image-enabled, users can access any piece of information on the same workstation and from the same screen display, including the point of patient care. This means users can view traditional electronic data and images simultaneously on the same screen without signing in and out of multiple applications.

The OmniVision image-enabling tool includes a full automation interface using Object Linking and Embedding and Component Object Modeling standards that allow third-party products to easily make calls to OmniVision. OmniVision is in production in several large-scale, enterprise-wide applications, including over 2,000 workstations at Memorial Sloan-Kettering Cancer Center.

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

         Enterprisewide Correspondence (EWC)
         Fulfills internal and external requests for information and allows for automatic invoicing capability. EWC also provides the ability to electronically search for, print, mail or fax information to third parties that request copies of patient records. EWC is compatible with third-party workflow software such as Eastman Workflow.

         On-Line Registration Processing
         Provides an interactive, electronic pen-based module that allows patients to read, edit and sign consent forms and other documents on a portable tablet device. The forms are automatically filed in the patient's electronic folder.

(ACCOUNTVISION ICON GRAPHIC)

THE ACCOUNTVISION APPLICATION SUITE.....a Patient Financial Services application

A new version of the AccountVision application suite, a Patient Financial Services application, is under development. AccountVision enables hospitals and integrated delivery networks to streamline their business services operations by tracking patients from pre-admission and registration through account follow-up and final payment. AccountVision facilitates improved communications by providing immediate and simultaneous access to documents thus promoting prompt responses to patient and third-party inquiries concerning the patient bill and other correspondence. AccountVision's electronic financial folder concept closely integrates patient and non-patient documents to substantially improve productivity in a variety of areas, including secondary billing and claims follow-up. Utilizing the latest workflow technologies,

AccountVision helps clients actively manage work in process by monitoring staff workloads, reassigning work to avoid backlogs and focusing work on appropriate revenue-producing tasks.

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

ACCESSANYWARE

The accessANYware product is an entirely new offering under development that combines the features of the Company's entire product portfolio into a common Graphical User Interface and offers the additional benefit of a unified database for efficient system administration and elimination of redundant data entry.

THE FOUNDATION SUITE

In 1999, LanVision introduced a new foundational architecture for its products called Foundation Suite. It is a robust document imaging/management infrastructure, built for maximum performance in high document volume settings and optimized for the healthcare industry. The features resident in the Foundation Suite were built around patient oriented objects that result in more efficient code and rapid delivery to market of new applications. The Foundation Suite is designed in a reusable object-oriented environment, utilizing a 32-bit Windows NT-based architecture, that provides the following essential document imaging/management functions: security, auditing, data access, printing/faxing, scheduling, data archiving migration and full problem diagnosis. The Foundation Suite offers the following unique enhanced security and auditing functions that are essential to integrated delivery networks in a multi-entity environment:

o multiple levels of security (administrative, user, patient, document, workstation, physical location, and healthcare entity) configurable by user, workstation and location,
o full audit trails and reporting of every record viewed, printed, faxed, processed or unauthorized login attempts at the patient encounter or document level.

(VHS ICON GRAPHIC)

VIRTUAL HEALTHWARE SERVICES - VHS

Virtual Healthware Services became operational in April, 1998, to give healthcare providers an even more cost-effective solution to manage patient information. Through its use of Internet/Intranet technology, VHS helps hospitals and integrated delivery networks overcome the barriers of high capital and start-up costs as well as the technological burdens of implementing a document imaging/management and workflow system. VHS delivers document imaging/management and workflow services to its healthcare customers on an outsourced basis from a central data center. Hospitals and integrated delivery systems can therefore take advantage of a private Intranet or the World Wide Web, the lowest cost network infrastructure, for truly enterprisewide, secure access to healthcare information.

PROFESSIONAL SERVICES

LanVision provides a full complement of professional services to implement its software applications. The Company believes that high quality consulting and professional implementation services are critical to attracting new customers and maintaining existing customer satisfaction. These services include implementation and training, project management, business process re-engineering and custom software development. The implementation and training services include equipment and software installation, system integration and comprehensive training. The project management services include needs and cost/benefit analysis, hardware and software configuration and business process re-engineering. The custom software development services include interface development and custom report development.

SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                                                                            Fiscal Year(1)
                                           ---------------------------------------------------------------------------------

OPERATING STATEMENT DATA:                     1999             1998              1997             1996              1995
                                              ----             ----              ----             ----              ----
                                                                (In thousands, except per share data)
Total revenues                          $    10,471      $    12,010     $       8,676      $    10,310       $     5,019
Total operating expenses                     13,054           22,470            22,493           16,271             5,324
Operating (loss)                             (2,583)         (10,460)          (13,818)          (5,961)             (306)
Net (loss)                                   (3,247)         (10,926)          (12,669)          (4,669)             (326)
Basic and diluted net (loss)
  per share of common stock             $      (.37)     $     (1.24)    $       (1.44)     $      (.56)      $      (.05)
Shares used in computing
  per share data                              8,827            8,811             8,827            8,284             6,190

                                                                            Fiscal Year(1)
                                           ---------------------------------------------------------------------------------
BALANCE SHEET DATA:                           1999             1998              1997             1996              1995
                                              ----             ----              ----             ----              ----
                                                                            (In thousands)
Cash, cash equivalents and
  investment securities                 $     5,412      $     5,445       $    11,052      $    26,592       $        --
Working capital (deficiency)                  6,149            7,290             7,141           17,864               (81)
Total assets                                 14,719           17,485            22,200           33,300             3,046
Convertible redeemable
  preferred stock                                --               --                --               --               850
Total stockholders' equity
  (deficit)                                   2,613            5,847            16,816           29,921              (646)

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

OVERVIEW

LanVision is an E-Health Application Service Provider and leading supplier of Healthcare Information Access Systems specializing in connectivity solutions that utilize the power of the Internet/Intranet to link hospitals, physicians, patients and payers to a robust Electronic Medical Record. The Company's products are complementary to existing clinical and financial systems, and use document imaging and workflow tools to ensure end users can electronically access all the various forms of healthcare information including clinician's handwritten notes, lab reports, photographs, insurance cards, etc. LanVision's E-Health solutions offer value to all of the constituents in the healthcare delivery process by enabling them to simultaneously access information from virtually any location, including the physician's desktop using Web browser technology. Web access to the entire medical record improves physician productivity and reduces administrative costs such as filing, storage, retrieval and upkeep of medical records and clinical costs, such as redundant diagnostic testing. The system enables healthcare providers to access, on a real-time basis, all the various forms of clinical and financial patient information from a single permanent healthcare information repository. The Company's solutions integrate a proprietary document imaging platform, application suites, and image and Web-enabling tools, that allow for the seamless merger of "back office" functionality with existing Clinical Information Systems at the desktop. The Company offers a robust document imaging/management infrastructure (Foundation Suite) that is built for high volume transaction processing and is optimized for the healthcare industry. In addition to providing the clinician access to information not previously available at the desktop, the Company's applications fulfill the administrative and legal needs of the Medical Records and Patient Financial Services departments. Furthermore, these systems have been specifically designed to integrate with any Clinical Information System. For example, the Company has integrated its products with selected systems from Shared Medical Systems Corporation, Cerner Corporation, IDX Systems Corporation, and Oacis Healthcare Holdings Corp. By offering electronic access to all the components of the Medical Record, this integration completes one of the most difficult tasks necessary to provide a true Computer Based Patient Record. The Company's systems deliver on-line enterprisewide access to fully-updated patient information which historically was maintained on a variety of media, including paper, magnetic disk, optical disk, x-ray film, video, audio and microfilm.

Historically, the Company has derived its revenues from system sales involving the licensing of its Electronic Medical Record solution to Integrated Healthcare Delivery Networks ("IDN"). In a typical transaction, the Company enters into a perpetual license for the Company's Electronic Medical Record software suite and licenses or sells other third party software and hardware components to the IDN. Additionally, the Company provides professional services, including implementation, training and product support.

With respect to systems sales, the Company earns its highest margins on proprietary LanVision software and the lowest margins on third-party hardware. Systems sales to customers may include different configurations of software and hardware, resulting in varying margins among contracts. The margins on professional services revenues are expected to fluctuate based upon the negotiated terms of the agreement with each customer and the Company's ability to fully utilize its professional services, maintenance and support services staff.

Beginning in 1998, the Company began offering customers the ability to obtain its Electronic Medical Record solution on a service bureau/E-Health basis. The Company's Virtual Healthware Services ("VHS") division established a centralized data center and installed the Company's Electronic Medical Record suite within the data center. Under this arrangement, customers electronically capture information and transmit the data to the centralized data center. The VHS division stores and manages the data using LanVision's Electronic Medical Record suite, and customers can view, print or fax the information from anywhere using the LanVision Web-based applications.

VHS charges and recognizes revenue for these E-Health services on a per transaction basis as information is captured, stored, and retrieved.

In February, 2000, the Company sold its centralized data center for $2,900,000. Simultaneous therewith, the Company entered into a service agreement with the buyer. Under the terms of this service agreement, in exchange for processing fees, the Company will continue to use the data center to provide outsourcing services to LanVision's current and future customers. Although LanVision sold the data center assets, the Company does intend to continue to market its E-Health solutions. The Company will provide these solutions by continuing to use the data center and by using other data center service providers.

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

The Company's VHS E-Health/Application Service Provider division was designed to overcome obstacles in the buying decision such as large capital commitment, length of implementation, and the scarcity of time for Healthcare Information Systems personnel to implement new systems. Customers pay for such services on a transaction basis, and the centralized data center application is operated and maintained by LanVision personnel and/or its agents. In 1999, VHS signed a four-year contract with The Health Alliance of Greater Cincinnati, a group of five hospitals in the Greater Cincinnati Area, to provide outsourced data center operations of its LanVision Electronic Medical Record System. Management believes more IDN's will begin to look for this type of E-Health application. Additionally, the Company believes its business model is especially well suited for the ambulatory marketplace. LanVision is actively pursuing remarketing agreements with Healthcare Information Systems providers to distribute the Company's E-Health solutions.

In 1998, the Company entered into a Remarketing Agreement with Shared Medical Systems Corporation ("SMS"). Under the terms of the agreement, SMS was granted an exclusive worldwide license to distribute ChartVision, On-Line Chart Completion, WebView and Enterprisewide Correspondence to the SMS customer base and prospect base, as defined in the agreement, and a non-exclusive license to distribute all other LanVision products. If SMS distributes any other Electronic Medical Record product competing with LanVision's products, the Company may terminate the SMS Remarketing Agreement.

Under the terms of the agreement, SMS remits royalties to LanVision based upon SMS sublicensing the Company's software to SMS's customers. Twenty-five percent of the royalty is due 30 days following the end of the quarter in which SMS executes the end user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty statement. The remaining 75% of the royalty is due upon SMS's shipment of software to the end user. LanVision records this revenue when the 75% payment due from SMS is fixed and determinable, which is generally when the software is shipped to the end user.

RESULTS OF OPERATIONS

The following table sets forth, for each fiscal year indicated, certain operating data as percentages:

                    CONSOLIDATED STATEMENTS OF OPERATIONS(1)

                                                                                     Fiscal Year(2)
                                                                     ------------------------------------------------
                                                                         1999              1998             1997
                                                                         ----              ----             ----
Systems sales                                                            33.5%             46.1%            46.4%
Services, maintenance and support                                        63.0              46.4             53.6
Service bureau operations                                                 3.5               7.5              --
                                                                     -------------     -------------    -------------
    Total revenues                                                      100.0             100.0            100.0
Cost of sales                                                            60.3              84.8             87.4
Selling, general and administrative                                      43.7              65.4            107.8
Product research and development                                         20.7              31.1             64.0
Restructuring expense                                                     --                5.8              --
                                                                     -------------     -------------    -------------
    Total operating expenses                                            124.7             187.1            259.2
                                                                     -------------     -------------    -------------
Operating (loss)                                                        (24.7)            (87.1)          (159.2)
Other income (expense), net                                              (6.3)             (3.9)            13.2
                                                                     -------------     -------------    -------------
Net (loss)                                                              (31.0)%           (91.0)%         (146.0)%
                                                                     =============     =============    =============
Cost of systems sales                                                    22.5%             31.7%            60.7%
                                                                     =============     =============    =============
Cost of services, maintenance and support                                60.7%             99.5%           110.6%
                                                                     =============     =============    =============
Cost of service bureau operations                                       411.2%            320.5%             --
                                                                     =============     =============    =============

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

COMPARISON OF FISCAL YEAR 1999 WITH 1998

REVENUES. Total revenues in fiscal year 1999 were $10,471,143 compared with revenues of $12,010,011 in fiscal year 1998, a decrease of $1,538,868 or 13%. Revenues from systems sales in fiscal 1999 were $3,510,098, a decrease of $2,031,128 or 37%, over systems sales in fiscal 1998. In fiscal 1999, the Company had no new direct sales customers as most hospitals deferred purchases while completing Year 2000 compliance issues. In fiscal 1998, two new customers accounted for $1,848,874 of systems sales.

Systems sales from our remarketing partner, Shared Medical Systems Corporation, were $1,142,420 in fiscal 1999 compared with $691,809 in fiscal 1998. The remaining balance of fiscal 1999 systems sales were to existing clients from fulfillment of backlog and add-on business. Revenues from services, maintenance and support in fiscal 1999 were $6,592,266, an increase of $1,018,416, or 18%, over fiscal 1998. Maintenance revenues in fiscal 1999 were $3,264,315, an increase of $509,301, or 18%, over maintenance revenues in fiscal 1998. The increase in maintenance revenues in fiscal 1999 is primarily due to new installations in 1998 and expanded installations in 1999. Professional services revenues in fiscal 1999 were $3,327,951, an increase of $509,115, or 18%, over professional services revenues in fiscal 1998. The increase is directly related to implementation of new versions of software to achieve Year 2000 compliance and project management performed for Shared Medical Systems Corporation. Revenue from service bureau operations declined $526,156 due to the termination of one contract. In fiscal 1999, three customers accounted for 28% of the Company's total revenues compared with 27% in fiscal 1998, exclusive of SMS.

Revenues for fiscal year 1999 and 1998 have been less than the Company's plan for each year. The shortfall in revenues occurred for a variety of reasons. First, the healthcare industry has not moved forward as quickly as the Company and many others anticipated. For years, healthcare institutions spent significantly less on information systems than other industries. However, despite the need to catch up, existing Healthcare Information Systems ("HIS") personnel are only able to absorb so much new technology. There was a significant amount of new technology to assess, and there were wide differences of opinions on how to prioritize the many information technology projects. Many institutions began by replacing their clinical systems, and looked at the Electronic Medical Record ("EMR") as a secondary priority. Consequently, the Company experienced very long sales cycles, and many cycles ended in no decision. Additionally, in 1998 and 1999, many healthcare organizations were preoccupied with Year 2000 compliance remediation for existing systems and deferred purchase decisions on new systems. Buying decisions at certain hospitals and integrated healthcare delivery networks are influenced by the recommendations of the largest Healthcare Information Systems vendors, including: Shared Medical Systems Corporation, McKesson HBOC, Inc., Cerner Corporation, IDX Systems Corporation, Eclipsys Corporation, etc. It has been difficult for companies with relatively small sales forces to influence the buying decisions as effectively as the major HIS vendors. Prior to the Company's agreement with SMS, the Company's products were not actively promoted by any of the five largest HIS vendors.

A Remarketing Agreement with SMS was signed in 1998, and throughout fiscal 1998 and 1999 LanVision and SMS have integrated the LanVision product line with the SMS NOVIUS product and trained SMS personnel. During 1998 and 1999, SMS marketed the Company's products on a limited basis through their specialized document imaging sales force. SMS successfully closed four new agreements for LanVision's products in 1999 and four in 1998. During 1999, the Company completed the integration of its product with the SMS NOVIUS product line, and SMS's first two Beta customers began production with the integrated solution. The eight contracts sold represent $2,817,847 in systems sales. Approximately $1,142,000 and $692,000 of revenue was recognized in 1999 and 1998, respectively and $983,617 of revenue has been deferred until SMS ships the products to its end users. Management believes a greater percentage of its future revenues will come from Remarketing Agreements with SMS and other HIS vendors. Management is actively pursuing Remarketing Agreements with additional HIS vendors.

Management believes the large HIS vendors, hospitals and integrated healthcare delivery networks now have a better understanding of the valuable role the EMR plays in providing a truly Computerized Patient Record. As more companies demonstrate the significant economic and operating benefits of the EMR and other imaging/management and workflow applications, management believes the future demand for the Company's products and services will increase.

Recently, new E-Health companies, such as Healtheon/WebMD Corporation and MedicaLogic Inc. have emerged to provide healthcare applications through private Intranets or secure applications on the Internet. Additionally, the traditional HIS companies have developed clinical information systems for the Internet. The Company's applications are well suited for the Internet and pri-vate Intranets and, through its VHS division, customers can rapidly deploy and access healthcare information using Web-based technology from a central data center on a per transaction fee basis. Management believes healthcare organizations will increase their use of healthcare applications through the Internet, and the Company's products are an integral part of providing a complete computer based patient record across the Internet. The Company is actively pursuing strategic relationships with other healthcare Internet Solution Providers.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of service bureau operations. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party software and hardware. Cost of systems sales, as a percentage of systems sales, will vary from period to period depending on the hardware and software configuration of the systems sold. The costs of systems sales as a percentage of revenues in fiscal 1999 and 1998 were 23% and 32%, respectively. The lower costs in 1999 reflect a higher mix of LanVision software with higher margins relative to the third-party hardware and software components with lower margins and higher costs. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 1999 and 1998 were 61% and 100%, respectively. The improvement is primarily due to reduced staffing and improved efficiency. The cost of service bureau operations represents the depreciation of equipment and the personnel and other operating costs necessary to operate the central data center.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related costs, travel and living expenses, advertising, trade shows, brochures, etc. for selling and marketing activities and general corporate and administrative activities. In fiscal 1999, selling, general and administrative expenses were $4,577,853 compared with $7,860,031 in fiscal 1998. The decrease in fiscal 1999 is primarily attributable to a reduction in staff and the associated occupancy, travel and living costs and trade shows, etc.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 1999 were $2,166,441 compared with $3,740,215 in fiscal 1998. The fiscal 1999 decrease reflects the use of significantly fewer outside contractors and reduced staffing levels as a result of the Company completing major development projects and a deliberate effort to bring costs more in line with revenues. During 1999, the Company placed new releases of ChartVision, On-Line Chart Completion, Enterprisewide Correspondence, OmniVision, WebView, and Foundation Suite into production. The software development and quality assurance staff averaged seventeen employees in 1999 compared with an average of twenty-five employees in 1998. The Company capitalized $300,000 in product research and development costs in fiscal 1999 and $396,000 in 1998.

OTHER INCOME (EXPENSE). Interest income in fiscal 1999 and 1998 consisted primarily of interest and gains on the sale of investment securities in 1998. The decrease is due primarily to less interest on fewer investments as securities were sold to fund operations. Other, net includes approximately $1,100,000 related to a contract settlement with a customer. Interest expense in 1999 and 1998, is related to the Company's $6,000,000 in outstanding long-term debt.

Provision for Income Taxes. The Company is in a tax loss carryforward position, and is unable to recognize a tax benefit for losses because the realization of a tax benefit for such losses is not assured. The tax loss carryforward approximates $28,800,000.

NET LOSS. The Company's net loss in fiscal 1999 was $3,247,073 compared with $10,925,970 in fiscal 1998. Fiscal 1999 net loss per share was $.37 compared with a net loss per share in fiscal 1998 of $1.24. The $7,678,897 decrease in the fiscal 1999 net loss compared with 1998, results primarily from the reduction in operating expenses.

Since commencing operations in 1989, the Company has incurred substantial operating losses. Although the Company achieved profitability in fiscal years 1992 and 1993, the Company incurred a net loss in fiscal years 1994 through 1999. Based upon the expenses associated with current and planned staffing levels, profitability is dependent upon increasing revenues. There can be no assurance that the Company will be able to achieve consistent profitability on a quarterly or annual basis nor be able to sustain or increase its revenue growth in future periods. Management believes historical operating results are not indicative of the future performance of the Company in the long-term.

BACKLOG. At January 31, 2000, the Company has master agreements or purchase orders for systems and related services (excluding support and maintenance, and transaction-based revenues for the VHS service bureau), which have not been delivered, installed and accepted which, if fully performed, would generate future revenues of approximately $4,551,000. The related products and services are expected to be delivered over the next two to three years. In addition, customers' contract for maintenance and support services on a monthly, quarterly or annual basis. In 1999, maintenance and support revenues approximated $3,264,000 and are expected to increase in fiscal 2000. Furthermore the VHS division has entered into a service bureau agreement which is expected to generate revenues in excess of $2,000,000 over the remaining four-year life of the contract.

YEAR 2000 COMPLIANCE. The Year 2000 compliance issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of the Company's internal use computer programs and hardware as well as its software products that are date sensitive may recognize a date using "00" as the Year 1900 rather than the Year 2000, which could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities for both the Company and its customers who rely on its products.

As previously reported, the Company completed, prior to the year-end, correcting and testing Year 2000 compliance issues related to its internal use software and hardware and the Company's products, including third-party software components offered for resale. No significant issues resulted from the change in the year, and all Company systems and customer systems, using the Company's software products, continued to operate, at full production levels into the Year 2000.

COMPARISON OF FISCAL YEAR 1998 WITH 1997

REVENUES. Total revenues in fiscal year 1998 were $12,010,011 compared with revenues of $8,675,748 in fiscal year 1997, an increase of $3,334,263, or 38%. Revenues from systems sales in fiscal 1998 were $5,541,226, an increase of $1,513,519, or 38%, over systems sales in fiscal 1997. In fiscal 1998, two new customers accounted for $1,848,874 of systems sales. In 1997, five new customers accounted for approximately $3,000,000 of systems sales. In 1998, systems sales from fulfillment of backlog and add-on business to existing customers approximated $3,000,000 compared with $1,000,000 in 1997. Revenues from services, maintenance and support in fiscal 1998 were $5,573,850, an increase of $925,809, or 20%, over fiscal 1997. Maintenance revenues in fiscal 1998 were $2,755,014, an increase of $604,244, or 28%, over maintenance revenues in fiscal 1997. The increase in maintenance revenues in fiscal 1998 is primarily due to new installations in 1997 and 1998 and the purchase of support services by these customers subsequent to the warranty period. Professional services revenues in fiscal 1998 were $2,818,836, an increase of $321,565, or 13%, over the professional services revenues in fiscal 1997. The increase is directly related to the increasing customer base. Revenue from the service bureau operations, a new activity in fiscal 1998, was $894,935. Almost all of this revenue was from one customer. The three new agreements and the one new service bureau customer in fiscal 1998 contributed $3,723,684 of revenues in fiscal 1998. The eight new agreements signed in fiscal 1997, contributed $4,272,118 of revenues in fiscal 1997. In fiscal 1998, three customers accounted for 27% of the Company's total revenues. In fiscal 1997, three customers accounted for 38% of the Company's total revenues.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of service bureau operations. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party software and hardware. Cost of systems sales, as a percentage of systems sales, will vary from period to period depending on the hardware and software config-uration of the systems sold. The costs of systems sales as a percentage of revenues in fiscal 1998 and 1997 were 32% and 61%, respectively. The lower costs in 1998 reflect a higher mix of LanVision software with higher margins relative to the third-party hardware and software components with lower margins and higher costs. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 1998 and 1997 were 100% and 111%, respectively. The improvement is primarily due to reduced staffing and improved efficiency. Costs equal or exceed revenues in both years for several reasons, including the fact that professional services personnel spend a portion of their time on non-billable activities such as the development of training courses and certain client management functions. Additionally, certain implementations have taken more effort than originally estimated and the additional time was non-billable. The cost of service bureau operations represents the depreciation of equipment, and the personnel and other operating costs necessary to operate the central data center and remote scanning centers.

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

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 1998 were $3,740,215 compared with $5,553,778 in fiscal 1997. The fiscal 1998 decrease reflects the use of significantly fewer outside contractors and reduced staffing levels as a result of the Company completing several major development projects and a deliberate effort to bring costs more in line with revenues. During 1998, the Company placed new releases of ChartVision, On-Line Chart Completion, Enterprisewide Correspondence, OmniVision and WebView into production. Additionally, Foundation Suite was installed at a Beta site. The software development and quality assurance staff, averaged twenty-five employees in 1998, compared with an average of twenty-nine in fiscal 1997. Fiscal 1997 research and development expenses include a one-time charge of $475,000, which primarily represents the in-process research and development purchased from Optika Imaging Systems, Inc. Accordingly, the purchase of technology was accounted for net of the write-off. The Company capitalized $396,000 in product research and development costs in fiscal 1998 and in 1997.

RESTRUCTURING EXPENSE. During fiscal 1998, the Company restructured certain aspects of its operations to flatten the management structure, reduce expenses in all areas and at the same time, improve customer service. Accordingly, the Company accrued the cost of severance and related taxes and fringe benefits. Additionally, the Company accrued the exit costs related to office space under long-term lease agreements that no longer provided economic benefit.

OTHER INCOME (EXPENSE). Other income in fiscal 1998 and 1997 consisted primarily of interest and gains on the sale of investment securities. The decrease is due primarily to less interest on fewer investments as securities were sold to fund operations. Interest expense in 1998, is related to the Company's $6,000,000 in outstanding long-term debt.

NET LOSS. The Company's net loss in fiscal 1998 was $10,925,970 compared with $12,669,451 in fiscal 1997. Fiscal 1998 net loss per share was $1.24 compared with a net loss per share in fiscal 1997 of $1.44. The $1,743,481 decrease in the fiscal 1998 net loss compared with 1997 results primarily from an approximately $2,300,000 increase in non-VHS revenues which contributed to a $2,145,000 improvement in non-VHS gross margin, a $1,813,563 decrease in research and development and an approximately $2,000,000 decrease in non-VHS selling, general and administrative expenses. These improvements in operating performance were offset by VHS's $2,400,000 operating loss and 1998 net interest expense of $465,775 compared with 1997 net interest income of $1,148,293 and a $700,000 restructuring charge. Throughout 1998, the Company reduced its operating expenses each quarter to ensure expenses were more in line with anticipated revenues. As a result, the Company improved its overall operating performance.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception in 1989, the Company has funded its operations, working capital needs and capital expenditures primarily from a combination of cash generated by operations, a 1994 private placement of convertible redeemable preferred stock, an initial public offering and borrowings, including a $6,000,000 loan in 1998.

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

The Company has no significant obligations for capital resources, other than noncancelable operating leases in the total amount of approximately $581,000, payable over the next three years.

Over the last several years, the Company's revenues have been less than the Company's internal plans. However, during the same period, the Company has expended significant amounts for capital expenditures, product research and development, sales, support and consulting expenses. This resulted in significant net cash outlays over the last four years. Although the Company has reduced staffing levels and related expenses, and improved operating performance, the Company's expenses continue to exceed its revenues. Accordingly, to achieve profitability, and positive cash flow, it is necessary for the Company to increase revenues or continue to reduce expenses. Management believes that the general release of the products described above under "Product Research and Development" has significantly strengthened the product lines. Additionally, the SMS Remarketing Agreement has significantly expanded the sales distribution capabilities, and management believes that market opportunities are such that the Company should be able to increase its revenues. However, there can be no assurance the Company will be able to increase its revenues.

On February 11, 2000, the Company sold its Mason, Ohio Data Center for $2,900,000. The Company received $2,000,000 and the remaining $900,000 will be received in twelve monthly installments commencing March 1, 2000. The sale will result in a gain of approximately $1,400,000.

At January 31, 2000, the Company had cash and cash equivalents of $5,411,920. Immediately after the closing of the sale of the Mason, Ohio Data Center, the Company's cash and cash equivalents approximated $7,800,000. Cash equivalents consist primarily of overnight bank repurchase agreements and short-term commercial paper. Under the terms of its loan agreement, as amended, the Company has agreed to maintain a minimum cash and investment balance of $4,400,000, which increases monthly, starting March 1, 2000, by $75,000 per month until February, 2001, at which time the minimum balance must be $5,300,000.

Management has significantly reduced operating expenses throughout 1999, and believes the Company will continue to improve operating results in fiscal 2000. However, based upon current expenditure levels and in the absence of increased revenues, the Company would continue to operate at a loss. Accordingly, for the foreseeable future, management will need to continually assess its revenue prospects compared to its current expenditure levels. If it does not appear likely that revenues will increase, it may be necessary to further reduce operating expenses or raise cash through additional borrowings, the sale of assets, or other equity financing. Certain of these actions will require lender approval. However, there can be no assurance the Company will be successful in any of these efforts. If it is necessary to significantly reduce operating expenses, this could have an adverse affect on future operating performance.

To date, inflation has not had a material impact on the Company's revenues or expenses. Additionally, the Company does not have any significant market risk exposure at January 31, 2000.

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

/s/ J. Brian Patsy                     /s/ Thomas E. Perazzo


J. Brian Patsy                         Thomas E. Perazzo
Chairman of the Board and              Chief Financial Officer
Chief Executive Officer

                         REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

Board of Directors
LanVision Systems, Inc.

We have audited the consolidated balance sheets of LanVision Systems, Inc. as of January 31, 2000 and 1999, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LanVision Systems, Inc. at January 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2000 in conformity with accounting principles generally accepted in the United States.

Cincinnati, Ohio
March 15, 2000                         /s/ Ernst & Young LLP

                           CONSOLIDATED BALANCE SHEETS

                                                       ASSETS
                                                                                          Fiscal Year
                                                                              ------------------------------------
                                                                                   1999                 1998
                                                                                   ----                 ----
Current assets:
  Cash and cash equivalents (restricted
     by the long-term debt agreement)                                    $        5,411,920   $        5,445,498
  Accounts receivable, net of allowance for doubtful
    accounts of $385,000 and $325,000, respectively                               3,936,326            3,642,330
  Unbilled receivables                                                            1,138,941            2,383,964
  Other                                                                             436,135            1,024,960
                                                                              ---------------      ---------------
        Total current assets                                                     10,923,322           12,496,752

Property and equipment:
  Computer equipment                                                              4,423,753            4,407,863
  Computer software                                                                 659,993              588,441
  Office furniture, fixtures and equipment                                        1,379,043            1,534,206
  Leasehold improvements                                                            648,230              930,920
                                                                              ---------------      ---------------
                                                                                  7,111,019            7,461,430
  Accumulated depreciation and amortization                                      (4,478,444)          (3,321,466)
                                                                              ---------------      ---------------
                                                                                  2,632,575            4,139,964
Capitalized software development costs, net of accumulated
  amortization of $1,100,228 and $920,228, respectively                             869,701              749,701
Other                                                                               293,084               98,633
                                                                              ---------------      ---------------
                                                                         $       14,718,682   $       17,485,050
                                                                              ===============      ===============

                    LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                       $          666,647   $          474,189
  Accrued compensation                                                              433,046              543,790
  Accrued other expenses                                                          2,183,080            3,105,021
  Deferred revenues                                                               1,491,404            1,083,837
                                                                              ---------------      ---------------
        Total current liabilities                                                 4,774,177            5,206,837

Long-term debt                                                                    6,000,000            6,000,000
Long-term accrued interest                                                        1,331,289              431,167

Convertible redeemable preferred stock, $.01 par value per share,
    5,000,000 shares authorized                                                          --                   --

Stockholders' equity:
  Common stock, $.01 par value per share, 25,000,000 shares
    authorized, 8,896,500 shares issued                                              88,965               88,965
  Capital in excess of par value                                                 35,003,931           35,102,459
  Treasury stock, at cost, 58,467 and 81,980 shares, respectively                  (277,921)            (389,692)
  Accumulated (deficit)                                                         (32,201,759)         (28,954,686)
                                                                              ---------------      ---------------
        Total stockholders' equity                                                2,613,216            5,847,046
                                                                              ---------------      ---------------
                                                                         $       14,718,682   $       17,485,050
                                                                              ===============      ===============

See accompanying notes.

                                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              Fiscal Year
                                                                     --------------------------------------------------------------
                                                                           1999                   1998                  1997
                                                                           ----                   ----                  ----
REVENUES:
  Systems sales                                                   $      3,510,098       $      5,541,226       $      4,027,707
  Services, maintenance and support                                      6,592,266              5,573,850              4,648,041
  Service bureau operations                                                368,779                894,935                     --
                                                                     -----------------      -----------------      ----------------
        Total revenues                                                  10,471,143             12,010,011              8,675,748

OPERATING EXPENSES:
  Cost of systems sales                                                    792,556              1,758,222              2,443,319
  Cost of services, maintenance and support                              4,000,808              5,543,302              5,139,672
  Cost of service bureau operations                                      1,516,482              2,868,436                     --
  Selling, general and administrative                                    4,577,853              7,860,031              9,356,723
  Product research and development                                       2,166,441              3,740,215              5,553,778
  Restructuring expense                                                         --                700,000                     --
                                                                     -----------------      -----------------      ----------------
        Total operating expenses                                        13,054,140             22,470,206             22,493,492
                                                                     -----------------      -----------------      ----------------
Operating (loss)                                                        (2,582,997)           (10,460,195)           (13,817,744)
Other income (expense):
  Interest income                                                          177,449                385,100              1,148,293
  Other, net                                                               838,854                     --                     --
  Interest expense                                                      (1,680,379)              (850,875)                    --
                                                                     -----------------      -----------------      ----------------
Net (loss)                                                        $     (3,247,073)      $    (10,925,970)      $    (12,669,451)
                                                                     =================      =================      ================
Basic and diluted net (loss) per common share                     $       (.37)          $       (1.24)         $      (1.44)
                                                                     =================      =================      ================
Number of shares used in per common share computations                   8,827,055              8,811,019              8,827,478
                                                                     =================      =================      ================

                                    CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE
                                              PREFERRED STOCK AND STOCKHOLDERS' EQUITY

                                                                        Stockholders' Equity
                              ------------------------------------------------------------------------------------------------------
                                                                                                         Accumulated
                                Convertible                 Capital in                                     Other          Total
                                 Redeemable       Common    Excess of        Treasury     Accumulated   Comprehensive  Stockholders'
                              Preferred Stock     Stock     Par Value         Stock        (Deficit)       Income         Equity
                              --------------    ---------  ------------   -------------  -------------  -------------  -------------
Balances at January 31, 1997  $       --        $  88,965  $ 35,110,817   $       --     $ (5,359,265)  $     80,606   $ 29,921,123
  Purchase of common stock            --             --            --         (430,188)          --             --         (430,188)
  Net (loss)                          --             --            --             --      (12,669,451)          --      (12,669,451)
  Unrealized net gains on
    investment securities,
    net of reclassification
    adjustment                        --             --            --             --             --           (5,403)        (5,403)
                                                                                                                       ------------
  Comprehensive (loss)                                                                                                  (12,674,854)
                              --------------    ---------  ------------   ------------   ------------   ------------   ------------
Balances at January 31, 1998          --           88,965    35,110,817       (430,188)   (18,028,716)        75,203     16,816,081
  Sale of treasury stock              --             --          (8,358)        40,496           --             --           32,138
  Net (loss)                          --             --            --             --      (10,925,970)          --      (10,925,970)
  Unrealized net gains on
    investment securities,
    net of reclassification
    adjustments                       --             --            --             --             --          (75,203)       (75,203)
                                                                                                                       ------------
  Comprehensive (loss)                                                                                                  (11,001,173)
                              --------------    ---------  ------------   ------------   ------------   ------------   ------------
Balances at January 31, 1999          --           88,965    35,102,459       (389,692)   (28,954,686)          --        5,847,046
  Sale of treasury stock
    and exercise of stock
    options                           --             --         (98,528)       111,771           --             --           13,243
  Net (loss)                          --             --            --             --       (3,247,073)          --       (3,247,073)
                              --------------    ---------  ------------   ------------   ------------   ------------   ------------
Balances as of
  January 31, 2000            $       --        $  88,965  $ 35,003,931   $   (277,921)  $(32,201,759)  $       --     $  2,613,216
                              ==============    =========  ============   ============   ============   ============   ============

See accompanying notes.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Fiscal Year
                                                                     ---------------------------------------------------------
                                                                          1999                 1998                 1997
                                                                          ----                 ----                 ----
Operating activities:
  Net (loss)                                                    $       (3,247,073)  $      (10,925,970)  $      (12,669,451)
  Adjustments to reconcile net (loss) to net cash
    provided by (used for) operating activities:
    Depreciation and amortization                                        1,684,138            2,016,596            1,003,703
    Increase in long-term accrued interest                                 900,122              431,167                   --
  Cash provided by (used for) assets and liabilities:

    Accounts and unbilled receivables                                      946,172           (1,897,942)            (530,496)
    Other assets                                                           593,680              154,643             (606,635)
    Accounts payable                                                       338,382           (1,157,752)             382,604
    Accrued expenses                                                    (1,032,685)             958,707            1,061,702
    Deferred revenues                                                      407,567               21,841              561,213
                                                                     ---------------      ---------------      ---------------
  Net cash provided by (used for) operating activities                     590,303          (10,398,710)         (10,797,360)
                                                                     ---------------      ---------------      ---------------

Investing activities:
  Purchases of investment securities                                            --           (9,836,409)         (29,409,163)
  Proceeds from sales of investment securities                                  --           18,670,372           46,422,143
  Purchases of property and equipment                                     (153,235)            (741,571)          (3,779,863)
  Purchase of technology                                                        --                   --             (100,000)
  Capitalization of software development costs                            (300,000)            (396,000)            (396,000)
  Other                                                                   (183,889)             (27,203)             (30,911)
                                                                     ---------------      ---------------      ---------------
  Net cash (used for) provided by investing activities                    (637,124)           7,669,189           12,706,206
                                                                     ---------------      ---------------      ---------------

Financing activities:
  Proceeds from issuance of long-term debt                                      --            6,000,000                   --
  Sale (purchase) of treasury stock                                         13,243               32,138             (430,188)
                                                                     ---------------      ---------------      ---------------
  Net cash provided by (used for) financing activities                      13,243            6,032,138             (430,188)
                                                                     ---------------      ---------------      ---------------
Increase (decrease) in cash and cash equivalents                           (33,578)           3,302,617            1,478,658
Cash and cash equivalents at beginning of year                           5,445,498            2,142,881              664,223
                                                                     ---------------      ---------------      ---------------
Cash and cash equivalents at end of year                        $        5,411,920   $        5,445,498   $        2,142,881
                                                                     ===============      ===============      ===============
Supplemental cash flow disclosures:

  Interest paid                                                 $          730,000   $          336,000   $               --
                                                                     ===============      ===============      ===============

See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LanVision Systems, Inc. (the "Company") operates in one segment as a provider of Healthcare Information Access Systems through the licensing of its Electronic Medical Record software applications and the use of such applications through its service bureau operations. The Company's products enable hospitals and integrated healthcare delivery systems in the United States to capture, store, manage, route, retrieve and process vast amounts of clinical and financial patient information.

FISCAL YEAR

All references to a fiscal year refer to the fiscal year of the Company commencing February 1 in that calendar year and ending on January 31 of the following year.

CONSOLIDATION

The consolidated financial statements include the accounts of LanVision Systems, Inc. and its subsidiary, LanVision, Inc. All significant intercompany transactions are eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is derived from: the licensing and sale of systems comprising internally developed software, third-party software and hardware components; product support, maintenance and professional services; and service bureau operations that provide high quality, transaction-based document imaging/management services from a central data center. The Company's revenue recognition policies through the end of fiscal 1997, conformed to Statement of Position 91-1, Software Revenue Recognition. Effective for fiscal 1998, the Company's revenue recognition policies conform to Statement of Position 97-2, Software Revenue Recognition. The change in accounting policy did not have a material impact on revenue recognition. Generally, revenue from software license fees and hardware sales to end users is recognized when a master agreement is signed and products are shipped. Revenue related to routine installation and integration and project management is deferred until the work is performed. If a contract requires the Company to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, education, services and service bureau operations is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

Under the terms of a remarketing agreement with Shared Medical Systems Corporation ("SMS"), royalties are remitted by SMS to LanVision based upon SMS sublicensing the Company's software to SMS's customers. Twenty-five percent of the royalty is due 30 days following the end of the quarter in which SMS executes the end user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty statement. The remaining seventy-five percent of the royalty is due upon SMS's shipment of software to the end user. LanVision records this revenue when the seventy-five percent payment due from SMS is fixed and determinable, which is generally when the software is shipped to the end user.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits, overnight repurchase agreements, money market accounts and highly liquid investments with original maturities of three months or less. The long-term debt agreement (See Note 3.) requires the Company to maintain a minimum cash balance of $4,400,000, which increases monthly by $75,000 effective March 1, 2000 until February, 2001, at which time the minimum balance must be $5,300,000.

CONCENTRATIONS

Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable. The Company's accounts receivable are concentrated in the healthcare industry. However, the Company's customers typically have been well-established hospitals or medical facilities with good credit histories and payments have been received within normal time frames for the industry. However, recently some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities. Included in accounts receivable is $1,800,000 due from one customer. This amount is scheduled to be paid in full during the first quarter of fiscal 2000.

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

OTHER CURRENT ASSETS

Other current assets are primarily: prepaid loan fees, insurance, commissions, maintenance, deposits and prepaid expenses related to future revenues.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line, half year convention method (except for service bureau operations which began depreciation of computer equipment and software when the assets were placed in service), over the estimated useful lives of the related assets. Estimated useful lives are as follows:

         Computer equipment and software             3-4 years
         Office equipment                            5 years
         Office furniture and fixtures               7 years
         Leasehold improvements                      Life of lease

Depreciation expense for 1999, 1998, and 1997 was $1,504,138, $1,758,264 and
$875,370, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility are classified as product research and development and are expensed as incurred. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and product quality assurance, are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The Company capitalized $300,000, $396,000 and $396,000 in 1999, 1998 and 1997,
respectively.

Research and development expense was $2,166,441, $3,740,215 and $5,553,778 in 1999, 1998 and 1997, respectively.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination. Amortization expense was $180,000, $258,332 and $128,333 in 1999, 1998 and 1997, respectively.

ACCRUED OTHER EXPENSES

Accrued other expenses at January 31, 2000 and 1999 include: warranty reserves, accrued franchise and property taxes, professional fees and other liabilities.

RESTRUCTURING EXPENSE

During the second quarter of fiscal 1998, the Company restructured certain aspects of its operations to flatten the management structure, reduce expenses in all areas and, at the same time, improve customer service. Accordingly, the Company accrued $300,000 for the anticipated costs of severance and related taxes and fringe benefits for the reduction of the work force by 16 people. The liability was recorded as a current liability at the end of the second quarter and substantially all of the liability was paid during the third quarter. As LanVision completed certain of its major software development projects, the Company has been able to further reduce its staff and the use of outside contractors in product development. As a result of the above reductions in staff, the Company had excess space at certain facilities. Accordingly, during the fourth quarter of fiscal 1998, a restructuring charge of $400,000 was accrued to downsize the then existing facilities to the current and anticipated near-term needs. The Company has consolidated some of its offices and reduced its leased facilities. At January 31, 2000, approximately $33,000 remains for the future downsizing of an additional office.

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

STOCK OPTIONS

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes a fair value method of financial accounting and reporting for stock-based compensation plans. The Company elected to continue to account for stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, has adopted the disclosure only provisions of Statement 123.

OTHER INCOME

Other income, net, in the fourth quarter of fiscal 1999, includes approximately $1,100,000 related to a contract settlement with a customer.

NET LOSS PER COMMON SHARE

The net loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic net loss per common share is computed based on the weighted average number of common shares outstanding during each period. The diluted net loss per common share reflects the potential dilution that could occur if Stock Options and Warrants were exercised into Common Stock, under certain circumstances, that then would share in the earnings of the Company. The diluted net loss per common share calculation, in fiscal 1999, 1998 and 1997, excludes the effect of the Stock Options and Warrants as the inclusion thereof would be antidilutive.

2.   OPERATING LEASES

The Company rents office space and equipment under noncancelable operating leases that expire in 2002. Future minimum lease payments under noncancelable operating leases for the next three fiscal years are as follows: 2000, $347,756; 2001, $183,902; 2002, $49,243. Rent expense was $370,720, $812,470 and $637,110 for fiscal years 1999, 1998 and 1997, respectively.

3.   LONG-TERM DEBT

In 1998, the Company issued a $6,000,000 note to The HillStreet Fund, L.P., which bears interest at 12%, payable monthly. The note is repayable in quarterly installments of $500,000 commencing October, 2001 through July, 2004. In July, 2002, the Company has a one-time option to prepay, in full, the then outstanding balance of the note. The note is secured by all of the assets of the Company and the loan agreement, as amended, restricts the Company from incurring additional indebtedness for borrowed money, including capitalized leases, limits certain investments, restricts substantial asset sales, capital expenditures, cash dividends, stock repurchases, and mergers and consolidations with unaffiliated entities. In addition, the Company is required to meet certain financial covenants, including minimum levels of revenues, earnings, and net worth. Also, the loan agreement requires the Company to maintain a minimum cash balance of $4,400,000, which increases monthly by $75,000 effective March 1, 2000 until February 2001, at which time the minimum balance must be $5,300,000.

In connection with the issuance of the note, the Company issued Warrants to purchase 750,000 shares of Common Stock of the Company at $3.87 per share at any time through July 16, 2008. The Warrants are subject to customary antidilution and registration rights provisions.

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

Maturities of long-term debt are as follows: fiscal year 2000, $-0-; 2001, $1,000,000; 2002, $2,000,000; 2003, $2,000,000; 2004, $1,000,000.

Management believes the fair market value of the long-term debt and its accompanying Warrants approximates the carrying value.

The Company was in compliance, or has obtained waivers for non-compliance, with all of the amended terms and conditions of the loan agreement as of January 31, 2000.

4.   INCOME TAXES

The Company had no income tax expense or (benefit) for 1999, 1998 and 1997.

The (benefit) for income taxes differs from the Federal statutory rate as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------
                                                           1999                 1998                 1997
                                                      ----------------     ----------------     ----------------
 Federal tax (benefit) at
   statutory rate                                 $     (1,104,005)    $     (3,714,830)    $     (4,307,613)
(Loss) for which benefit not provided                    1,104,005            3,714,830            4,307,613
                                                      ----------------     ----------------     ----------------
                                                  $             --     $             --     $             --
                                                      ================     ================     ================

The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences are as follows:

                                                                             Fiscal Year
                                                      ----------------------------------------------------------
                                                           1999                 1998                 1997
                                                      ----------------     ----------------     ----------------
Deferred tax assets:
  Net operating (loss) carryforwards               $    10,640,706        $   9,576,271        $   6,061,074
  Accounts payable and accrued liabilities                 854,145            1,102,738              849,876
  Other                                                    142,450              156,280               98,050
                                                      ----------------     ----------------     ----------------
                                                        11,637,301           10,835,289            7,009,000
  Less valuation allowance                             (11,381,128)         (10,835,289)          (6,991,066)
                                                      ----------------     ----------------     ----------------
  Net deferred tax assets                                  256,173                   --               17,934

Deferred tax liabilities:
  Prepaid assets                                          (220,143)                  --                   --
  Equipment                                                (36,030)                  --              (17,934)
                                                      ----------------     ----------------     ----------------
                                                          (256,173)                  --              (17,934)
                                                      ----------------     ----------------     ----------------
                                                   $            --        $          --        $          --
                                                      ================     ================     ================

At the end of fiscal 1999, the Company had a net operating loss carryforward of approximately $28,800,000, which begins to expire in 2009.

5.   RETIREMENT PLAN

The Company has established a 401(k) retirement plan that covers substantially all employees. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, no Company contributions have been made to the plan.

6.   MAJOR CUSTOMERS

During fiscal 1999, three customers accounted for 10%, 9% and 9% of total revenues. During fiscal 1998, three customers accounted for 10%, 9% and 8% of total revenues. During fiscal 1997, three customers accounted for 13%, 13% and 12% of total revenues. At January 31, 2000 and 1999, 69% and 42%, respectively, of the Company's accounts receivable were due from three customers.

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

The Company's Employee Stock Option Plan authorizes the grant of options to employees for up to 825,000 shares of the Company's Common Stock. The options granted have terms of ten years or less and generally vest and become fully exercisable ratably over three years of continuous employment from the date of grant, except with respect to 22,275 options which were granted in fiscal 1995, and became fully vested and exercisable on December 1, 1996. At January 31, 2000, options to purchase 477,115 shares of the Company's Common Stock have been granted under the Plan.

The Company's Non-Employee Directors Stock Option Plan authorizes the grant of options for up to 100,000 shares of the Company's Common Stock. All options granted have terms of ten years or less and vest and become fully exercisable ratably over four years of continuous service as a Director from the date of grant. Options for 5,000 shares have been granted under this plan to one Director, of which 3,750 options are excercisable and vested. In addition, non-qualified stock options to purchase 5,000 shares were granted to the same Director in April, 1996, and vested ratably over two years.

The Company also issued non-qualified stock options to purchase 99,841 shares of the Company's Common Stock to two employees prior to the initial public offering of the Company's Common Stock. Of the total, 69,778 were granted in fiscal 1995, with a term of ten years and vest ratably over three years, commencing two years from the date of grant, and have an exercise price of $1.00 per share. The remaining 30,063 options were granted in 1990, with a term of approximately eleven years and became exercisable in 1991 with an aggregate price of $1.00, and 10,000 of such stock options were exercised in fiscal 1999.

Pro forma information regarding the net loss and net loss per common share is required by Statement 123, has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999, 1998 and 1997: risk-free interest rates of 6.4% in 1999, 5.0% in 1998 and 5.4% in 1997; a dividend yield of zero per-cent; a volatility factor of the expected market price of the Company's Common Stock of .907 in 1999, .911 in 1998 and .788 in 1997, and a weighted average expected life of the options of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the average vesting period of the options. The Company's pro forma information is as follows:

                                                                             Fiscal Year
                                                    --------------------------------------------------------------
                 Pro forma                               1999                   1998                   1997
                 ---------                          ----------------      -----------------      -----------------
Net (loss)                                       $    (3,444,914)      $   (11,110,786)       $   (13,266,041)
                                                    ================      =================      =================
Basic net (loss) per common share                $       (.39)         $       (1.26)         $       (1.50)
                                                    ================      =================      =================

The pro forma disclosures are not likely to be representative of the effects on earnings reported for future years.

A summary of the Company's stock option activity and related information is as follows:

                                                                              Fiscal Year
                                       ------------------------------------------------------------------------------------------
                                                  1999                           1998                            1997
                                       ---------------------------     --------------------------     ---------------------------
                                                       Weighted                       Weighted                        Weighted
                                                        average                       average                         average
                                                        exercise                      exercise                        exercise
                                         Options         price          Options         price          Options          price
                                       ------------    -----------     -----------    -----------     -----------     -----------
Outstanding - beginning of year          703,493    $      6.04          701,248   $      7.78         650,873     $      8.84
Granted                                  101,000           1.38          248,000          3.01         166,500            5.32
Exercised                                (10,000)           -- (1)           --            --              --              --
Forfeited                               (217,537)          8.07         (245,755)         7.97        (116,125)          10.34
                                       ------------                    -----------                    -----------
Outstanding - end of year                576,956           4.51          703,493          6.04         701,248            7.78
                                       ============    ===========     ===========    ===========     ===========     ===========

Exercisable at end of year               344,400    $      5.82          378,053   $      7.61         387,217     $      8.02
                                       ============    ===========     ===========    ===========     ===========     ===========

(1) $.33 in the aggregate for all
10,000 shares.

Weighted average fair value of
options granted during year         $     1.01                      $     2.19                     $     3.51
                                       ============                    ===========                    ===========

The following table summarizes, by range of exercise price, the options as of January 31, 2000:

                                           Weighted
             Options                       average            Approximate
-----------------------------------        exercise          remaining life
  Outstanding         Exercisable           price               in years
-----------------     -------------      -------------      -----------------

    20,063               20,063       $      --  (1)              1
    69,778               69,778              1.00(2)              5
   487,115              254,559              7.35(3)              8
-----------------     -------------
   576,956              344,400              5.82
=================     =============

(1)      $.66 in the aggregate for all 20,063 options.
(2)      $1.00 per share for each of the 69,778 options.
(3) The exercise prices range from $1.38 to $14.50, of which 122,115 shares are between $10.40 and $14.50 per share and 120,000 shares are between $4.00 and $7.38 per share and 144,000 shares at $2.88 per share and 101,000 shares at $1.38 per share.

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

During fiscal year 1999, 13,513 shares were purchased at the price of $.98 per share and in 1998, 8,520 shares were purchased at the price of $3.77 per share.

The purchase price at June 30, 2000, will be 85% of the lower of (a) the closing price on July 1, 1999 ($1.19) or (b) 85% of the closing price on June 30, 2000.

9.   COMMITMENTS AND CONTINGENCIES

MAINTENANCE AGREEMENTS

The Company has maintenance agreements to provide services in future periods after the expiration of an initial warranty period. The Company invoices customers in accordance with the agreements and records the invoicing as deferred revenues and recognizes the revenues ratably over the term of the maintenance agreements. The Company warrants to customers that its software will meet certain performance requirements.

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

RESERVED COMMON STOCK

The Company has reserved 1,497,808 shares of the Common Stock authorized for issuance in connection with various Stock Option and Purchase Plans, and 750,000 shares for the Warrants issued in connection with the long-term debt.

LITIGATION

There are claims pending against the Company and its subsidiary. Based on a review of such litigation with legal counsel, management believes any resulting liability would not have a material affect on the Company's consolidated financial position or results of operations.

10.  COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, Comprehensive Income, requires supplemental disclosure for the accounting for unrealized holding gains on available-for-sale securities, and a reconciliation to comprehensive income
(loss).

                                                                                Fiscal Year
                                                       --------------------------------------------------------------
                                                            1999                   1998                   1997
                                                       ----------------       ----------------      -----------------
Net (loss)                                          $    (3,247,073)       $   (10,925,970)      $   (12,669,451)
Unrealized holding gains (losses) arising
  during the period                                              --                 (9,570)              147,295
Reclassification adjustment for gains
  (losses) included in net (loss)                                --                (65,633)             (152,698)
                                                       ----------------       ----------------      -----------------
Comprehensive (loss)                                $    (3,247,073)       $   (11,001,173)      $   (12,674,854)
                                                       ================       ================      =================

11.  SUBSEQUENT EVENT

On February 11, 2000, the Company sold its Mason, Ohio data center for $2,900,000. The sale will generate a gain of approximately $1,400,000. The Company has entered into a Service Provider Agreement with the purchaser to continue to use the data center under a fee for service arrangement.

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following sets forth selected quarterly financial information for fiscal years 1999, 1998 and 1997.

                                                     First       Second        Third      Fourth
     (In thousands, except per share data)          Quarter      Quarter      Quarter     Quarter         1999
                                                   -----------------------------------------------------------------
Revenues                                          $   2,372    $  2,001     $  2,984      $  3,114     $  10,471
Operating (loss)                                     (1,227)     (1,218)         (83)          (55)       (2,583)
Net income (loss) (d)                                (1,559)     (1,580)        (494)          386        (3,247)
Basic and diluted net income (loss) per share (a)      (.18)       (.18)        (.06)          .04          (.37)
Weighted average shares outstanding                   8,814       8,819        8,836         8,838         8,827
                                                   ===========  ===========  ============  ===========  ============
Stock Price (b)
High                                              $    5.63    $   2.00     $   1.38      $   6.25     $    6.25
Low                                               $    1.25    $   1.00     $    .50      $    .44     $     .44
Quarter-end close                                 $    1.75    $   1.00     $    .75      $   1.25     $    1.25
Cash dividends declared (c)                       $    --      $    --      $    --       $    --      $     --

------------------------------------------------------------------------------------------------------------------------------------

                                                     First       Second        Third      Fourth
                                                    Quarter      Quarter      Quarter     Quarter         1998
                                                   -----------------------------------------------------------------
Revenues                                          $   3,605    $  3,008     $  2,836      $  2,561     $  12,010
Operating (loss)                                     (3,239)     (2,938)       1,815)       (2,468)      (10,460)
Net (loss)                                           (3,136)     (2,911)      (2,111)       (2,768)      (10,926)
Basic and diluted net (loss) per share (a)             (.36)       (.33)        (.24)         (.31)       (1.24)
Weighted average shares outstanding                   8,806       8,809        8,815         8,815         8,811
                                                   ===========  ===========  ============  ===========  ============
Stock Price (b)
High                                              $    5.87    $   4.62     $   3.37      $   3.25     $    5.87
Low                                               $    3.62    $   2.50     $    .87      $    .90     $     .87
Quarter-end close                                 $    4.50    $   3.00     $   1.25      $   2.71     $    2.71
Cash dividends declared (c)                       $    --      $    --      $    --       $    --      $     --

------------------------------------------------------------------------------------------------------------------------------------

                                                     First       Second        Third      Fourth
                                                    Quarter      Quarter      Quarter     Quarter         1997
                                                   -----------------------------------------------------------------
Revenues                                          $   2,113    $  1,569     $  2,329      $  2,665     $   8,676
Operating (loss)                                     (3,176)     (3,815)      (2,951)       (3,876)      (13,818)
Net (loss)                                           (2,846)     (3,530)      (2,664)       (3,629)      (12,669)
Basic and diluted net (loss) per share (a)             (.32)       (.40)        (.30)         (.41)        (1.44)
Weighted average shares outstanding                   8,886       8,813        8,806         8,806         8,827
                                                   ===========  ===========  ============  ===========  ============
Stock Price (b)
High                                              $    8.00    $   6.75     $   8.00      $   6.75     $    8.00
Low                                               $    3.37    $   4.50     $   4.62      $   4.25     $    3.37
Quarter-end close                                 $    4.50    $   5.25     $   6.03      $   4.62     $    4.62
Cash dividends declared (c)                       $    --      $    --      $    --       $    --      $     --
------------------------------------------------------------------------------------------------------------------------------------

(a)      Quarterly amounts may not be additive.
(b)      Obtained from The Nasdaq Stock Market, Inc.
(c) The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.
(d)      Includes other income, net in the fourth quarter.

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

Z. David Patterson(1)* (2)
Executive Vice President
Blue Chip Venture Company

(1)  Audit Committee
(2)  Compensation Committee
*   Committee Chairman


OFFICERS

J. Brian Patsy
Chairman of the Board,
Chief Executive Officer and President

Eric S. Lombardo
Executive Vice President
and Corporate Secretary

Thomas E. Perazzo
Chief Financial Officer
and Treasurer


CORPORATE INFORMATION

--------------------------------------------------------------------------------

Corporate Headquarters

LanVision Systems, Inc.
4700 Duke Drive, Suite 170
Mason, Ohio 45040-9374
(513) 459-5000

Stock Transfer Agent
Fifth Third Bank
Corporate Trust Administration
Fifth Third Center
Mail Location 1090D2
Cincinnati, Ohio 45263

Independent Auditors
Ernst & Young LLP
Cincinnati, Ohio

Annual Meeting
The Annual Meeting of Stockholders will be held on May 24, 2000.

Form 10-K and Investor Contact

The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders and investment professional securities analysts upon written request. These requests should be directed to: Investor Relations at the Corporate Headquarters.

Common Stock
The Company's common stock trades on The Nasdaq SmallCap Market under the symbol LANV.

As of March 31, 2000, there were approximately 3,600 stockholders.

LanVision Systems, Inc. World Wide Web Site
Visit us at - http://www.lanvision.com

                                     [LOGO]

                                  LanVision(TM)

                      Healthcare Information Access Systems

                             LANVISION SYSTEMS, INC.
                           4700 DUKE DRIVE, SUITE 170
                             MASON, OHIO 45040-9374
                     PHONE: 513.459.5000, FAX: 513.794.7272

                                                 (C)LanVision Systems, Inc. 2000
                                                             All Rights Reserved

The following are servicemarks, trademarks or registered trademarks of LanVision, Inc.: accessANYware(SM), AccountVision(TM), AVremit(TM), AVregister(TM), ChartVision(R), Document Capture System(TM), Enterprisewide Correspondence(TM), Release of Information(TM), LanVision(TM), [LanVision Logo](TM), MicroVision(TM), MultiView(TM), OmniVision(TM), On-Line Chart Completion(TM), SCAN32(TM), VisionFlow(R) and WebView(TM). All other trademarks are trademarks or registered trademarks of their respective companies.