Form 10-K405, Exhibit 13
period 2001-01-31
LANVISION SYSTEMS INC
filed 2001-04-26
CIK 1008586

Exhibit 13.1
LANVISION SYSTEMS, INC.

ANNUAL REPORT TO STOCKHOLDERS


                             LanVision Systems, Inc.




                               2000 Annual Report






         [ Art work - photograph of workstation with photo - montage of healthcare images]





                                 [Company Logo]

PAGE 1
TABLE OF CONTENTS

-------------------------------------------------------------------------------


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




LanVision has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.






STOCK PRICES

-------------------------------------------------------------------------------

                               Fiscal Year 2000
                               ----------------

                         HIGH         LOW        CLOSE
                         ----         ---        -----

1st       Quarter   $    3.469   $    1.188  $     1.625

2nd       Quarter        2.000        0.875        1.313

3rd       Quarter        1.625        0.813        1.000

4th       Quarter        1.344        0.438        0.906

                               Fiscal Year 1999
                               ----------------

                         HIGH         LOW        CLOSE
                         ----         ---        -----

1st       Quarter   $    5.625   $    1.250  $     1.750

2nd       Quarter        2.000        1.000        1.000

3rd       Quarter        1.375        0.500        0.750

4th       Quarter        6.250        0.438        1.250




CORPORATE PROFILE

--------------------------------------------------------------------------------
LanVision is an Application Service Provider and leading supplier of Healthcare Information Access Systems specializing in connectivity solutions that utilize the power of the Internet/Intranet to link hospitals, physicians, patients and payers to a robust Electronic Medical Record. LanVision's solutions enable the coordination of both "structured" and "unstructured" patient data through a single healthcare information repository. LanVision's products are complementary to existing clinical and financial systems, and use document imaging and workflow tools to ensure end-users can electronically access all the various forms of healthcare information including clinician's handwritten notes, lab reports, photographs, insurance cards, etc. LanVision's solutions offer value to all of the constituents in the healthcare delivery process by enabling them to simultaneously access information from virtually any location, including the physician's desktop, using Web browser-based technology. Web access to the entire medical record improves physician productivity and reduces administrative costs such as filing, storage, retrieval and upkeep of medical records and clinical costs, such as redundant diagnostic testing.

LanVision(TM)
Healthcare Information Access Systems







PAGE 2

LETTER TO STOCKHOLDERS

--------------------------------------------------------------------------------

Dear Stockholder:

Fiscal 2000 was a year of continued transition, stabilization and significant accomplishment for LanVision. I am pleased to report that we have again made considerable progress toward our goals of: becoming a leading Application Service Provider (ASP); strengthening our balance sheet; returning LanVision to profitability; and positioning LanVision to take advantage of promising healthcare market opportunities.

Fiscal 2000 was a challenging year for LanVision as we continued our transition from a direct selling organization to utilizing an indirect distribution model and from marketing perpetual licenses for our application software to providing eHealth services through an ASP-delivery model. Management strongly believes that both our indirect distribution model and our ASP delivery model will: 1) improve the predictability of our revenues, 2) create opportunities for notable top-line revenue growth, and 3) position LanVision to take advantage of significant market opportunities in 2001, and beyond, as healthcare organizations devote a substantial amount of their time and information technology budgets to comply with the new Federal HIPAA (Health Insurance Portability and Accountability Act of 1996) compliance issues as they relate to medical records. Revenues for the year were adversely affected by LanVision's continued transition to new models of distribution and delivery. However, the transitional effects on top line revenue are mostly behind us and we anticipate achieving some of the operational and financial benefits of the new distribution and delivery models in 2001, and beyond, as recurring revenues continue to grow.

We believe that the new HIPAA regulations will be a tremendous impetus for healthcare organizations to consider our products and services as a means of ensuring compliance with the new regulations. The first series of these Federal regulations, and more are planned in the future, were scheduled to go into effect in April 2001, and compliance with the new regulations will be required, in many cases, within two years. The current regulations, as proposed, cover all medical records whether maintained electronically or the traditional paper-based records. LanVision, we believe, has the most comprehensive and scalable system available in the market today. Our application software is currently functioning in the most demanding of environments, including the ASP delivery model, and is a cost-effective means of meeting the needs of healthcare organizations as they implement the new HIPAA regulations.

The Medical Records Institute recently released its annual survey of Electronic Health Records Trends and Usage. One of the more interesting findings indicated that forty-one percent of the respondents were considering implementing an Electronic Medical Record via an ASP, such as LanVision, over the next two years. In addition, many of the respondents indicated that they were looking toward the ASP to provide connectivity to departmental systems, payers and health plans. This growing trend toward using the ASP delivery model for implementing an Electronic Medical Record was also supported by the results of the eleventh annual Healthcare Information Management Systems Society survey in which sixty-one percent of the respondents indicated that they were interested in outsourcing Information Technology functions through an ASP.

A respected healthcare technology industry group estimates that the cost of compliance with the HIPAA regulations could be as much as three to four times that spent on technology upgrades associated with the Year 2000 compliance issues, or over $20 Billion. The American Hospital Association estimate for HIPAA compliance is $22.5 Billion over five years. Obviously, we believe that the HIPAA regulations offer a tremendous opportunity for LanVision. Our challenge is to ensure that we, and our remarketing partners, are prepared for HIPAA compliance issues and that we are capable of meeting the evolving regulations and their interpretations in a timely and cost-effective manner. We believe that we can, through our ASP services, provide healthcare organizations with a cost-effective and efficient implementation to meet their HIPAA compliance needs.

Fiscal 2000 was a year of stabilization, as LanVision continued to enhance its product offerings, and demonstrate to the healthcare community the robustness and scalability of its products. During the year some of our existing clients made significant progress in expanding and upgrading their systems. Our largest customer now has 850 concurrent users accessing their LanVision Electronic Medical Records system from more than 3,500 workstations in multiple locations throughout their integrated healthcare network. We believe this is one of the largest and most comprehensive uses of Electronic Medical Record application technology of its kind in the country. In addition, our largest remarketing partner signed agreements with six new hospitals to install our products. This brings the total to fourteen the number of large-scale systems they have sold. This accelerated pace of new sales by our largest remarketing partner in fiscal year 2000, we believe, bodes well for the future.

Fiscal year 2000 was a year of significant accomplishment as we increased our profitability by concentrating on significantly reducing our operating expenses and focusing on more profitable revenue generation. LanVision achieved profitability during the third and fourth quarters of fiscal 2000, and over this period, had total operating profits of approximately $1.1 Million. Through the fourth quarter of fiscal year 2000, LanVision improved its operating results for eleven consecutive quarters.

Over the last several years, we have made considerable investments in our product line, our Web browser-based technologies and our transition plans to operating and distribution models that position us to take advantage of many emerging Internet and services-based healthcare market opportunities. Our customers continue to enjoy significant operating success with our products while improving patient care. Our Web browser-based solutions are scalable from a small physician practice to the largest integrated healthcare networks. Web browser access to the entire medical record, from virtually anywhere, improves physician productivity through efficient and timely communication of clinical information, reduces costs and improves the overall quality of patient care. Our Web browser-based technology and ASP services position LanVision to take full advantage of promising market opportunities relating to the use of the Internet/Intranet as an important new medium to collect and distribute healthcare information.

We continue to look for ways to broaden the distribution of our products by pursuing strategic business alliances with traditional Healthcare Information Systems companies, emerging healthcare Application Service Providers, and other potential strategic partners who have a need to interact with the patient's medical record.

We believe LanVision is built on a solid foundation, with highly evolved and technologically advanced products that are successfully installed in an impressive list of satisfied customers. We approach the future with enthusiasm and confidence that the year 2001 will continue to reflect significantly improved operating results.

We are thankful for your continued confidence.

Sincerely,

/s/ J. Brian Patsy

J. Brian Patsy
Chairman of the Board and
Chief Executive Officer

PAGE 3
OUR VISION

INDUSTRY TRENDS

In the year 2001 and beyond, LanVision believes that the healthcare industry will be devoting a substantial amount of their time and information technology budgets to comply with the new Federal HIPAA (Health Insurance Portability and Accountability Act of 1996) compliance issues as they relate to medical records. The first series of Federal Health Privacy Regulations were issued in February 2001, and compliance with the new regulations will be required, in many cases, within two years of their effective date.

In addition to mandated Federal regulations, the healthcare industry is being strongly encouraged by many professional medical organizations to make greater use of information technology. A recent report by the Institute of Medicine
(IOM) of the National Academies, entitled "To Err is Human: Building a Better Health System," envisions a revamped system that, among other things, makes greater use of information technology to enable providers and institutions to move away from paper-based medical record systems to take advantage of new information technology. The American Medical Association, American Academy of Family Physicians, American College of Physicians, American Society of Internal Medicine, and the American College of Surgeons, issued a joint statement supporting the IOM recommendations.

The HIPAA Federal Health Privacy Regulations and industry trends as recommended in the IOM report could be a tremendous impetus for hospitals and Integrated Healthcare Delivery Networks to begin to seriously look at LanVision's products and services as a means of ensuring compliance with the new regulations and improving healthcare delivery through the use of information technology.

Many healthcare providers have not invested the resources necessary to upgrade their information systems to support their increased information requirements, which could lead to wasted efforts, redundant tests and procedures and administrative inefficiencies that often adversely impact the quality of care. Furthermore, those organizations that have taken on the challenge of gathering such information electronically have often implemented clinical information systems that have only focused on the structured data components rather than all forms of healthcare information, including paper. In order to make a substantial impact on the inefficiencies inherent in today's healthcare environment, all unstructured data such as images, hand-written physician notes, etc. need to be seamlessly integrated with its structured counterpart in an easily accessible and complete Electronic Medical Record. The Internet/Intranet provides a universal, cost-effective communications medium to deliver the complete Electronic Medical Record to all of the constituents of the healthcare industry.

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

The dramatic growth of the Internet and private Intranets as an important new medium to collect and distribute information, communicate, interact and engage in healthcare commerce has emerged as the way to overcome the historical technical barriers for connecting the participants in the fragmented healthcare industry. Along with the growth of the Internet/Intranet, there has been increased emphasis on the cost-effective Application Service Provider (ASP) delivery model that offers Web browser-based software application functionality via a fee-for-service arrangement over the Intranet/Intranet from a centralized data center. The technical barriers are diminishing for several reasons:

- universal, low-cost and high speed Internet access is replacing private networks,

- common navigation via browser-based technology is replacing proprietary desktop client software, and

- the Internet's open architecture is providing a solution for integrating existing computer systems.

THE MARKETPLACE

Competitive pressures and the need to significantly reduce overall healthcare costs will require healthcare organizations to automate their labor-intensive, paper-based processes and seamlessly integrate these with their existing clinical applications, creating a complete centralized Electronic Medical Record repository--regardless of the medical record medium or physical location. The ASP delivery model is the most cost-effective method of creating and maintaining a centralized Electronic Medical Record repository. This ASP-based centralized electronic repository will represent a critical connectivity solution necessary to link hospital clinicians, physician practices, administrators, payers, consumers and other third parties to common healthcare information via a secured Internet/Intranet. As increased security requirements emerging from HIPAA dictate changes in how organizations manage patient information, the new secure Web browser-based technologies will prevail as the predominate economic solution to electronically store, process, route and view vital healthcare information, regardless of the creation medium or the authorized user's physical location. For example, a hospital clinician could electronically review, complete and sign the Electronic Medical Record or route the information to an associate for consultation, all from the privacy of the clinician's home or office. Any authorized user could access the information through a standard Web browser, via the Internet or a private network.

The benefits of the ASP centralized storage and distributed access to all the forms of healthcare information across the healthcare continuum are many and include:

- simultaneous access to the entire medical record regardless of the site of care,
- reduction of redundant diagnostic testing and more informed treatment decisions,
- elimination of shadow or redundant record keeping in multiple patient medical record repositories,
- increased security and decreased risk of loss or unauthorized disclosure of patient information,
-        reduced labor and storage costs associated with paper systems,
-        improved efficiency in chart completion, billings and collections,
-        more control over patient information, and
- empowers physicians and patients to easily share the information with others in the healthcare continuum.

The operational and financial benefits of the ASP delivery model include:

-        requires minimal capital investment,
-        offers immediate payback on services investment,
-        avoids technological obsolescence,
- takes advantage of economies of scale as multiple users share centralized data center facilities, equipment and software infrastructure,
- provides for increased security, redundancy and disaster recovery capabilities, and
-        allows increased flexibility in menu of services provided.

A substantial opportunity exists for LanVision, as an ASP, to fundamentally change the way a patient's healthcare information is processed and shared. The ASPs that are first to deliver both structured and unstructured data with ease and to provide secure access to all forms of healthcare information from standard Web browsers will have distinct competitive advantages in the rapidly growing Electronic Medical Records marketplace.

LANVISION PRODUCTS AND SERVICES

LanVision products and services are built using advanced document imaging/management and workflow automation technology to create robust Electronic Medical Record applications. Document imaging technology makes paper-based information, as well as medical images, sound and video information as readily available and easy to process as traditional electronic data. Workflow automation offers intelligent electronic routing of documents, sophisticated management tools and reporting to increase efficiency and to support business process re-engineering efforts.

LanVision's products and services were designed to be complementary with existing third-party Healthcare Information Systems (HIS) applications and ASP-based services, providing value-added functionality to these third-party applications, including the following:

- the ability to gain seamless electronic access to paper-based medical records, business office documents and medical images (unstructured data),
-        workflow-based automated chart deficiency analysis and completion,
-        workflow-based automated release of information and billing,
- workflow-based remote coding and seamless integration to third-party encoder and abstracter software, and
- archival support for a legal/historical repository of patient information.

LanVision has developed innovative application tool sets to "image and web-enable" existing HIS clinical and billing applications, thus allowing clients to have a common graphical user interface on a universal workstation. LanVision has also developed its own proprietary document imaging middleware (Foundation Suite) to efficiently provide the object-oriented business processes common to all of its applications, such as scanning/indexing, faxing/printing, data archiving migration, security and auditing. Through its application software, document imaging middleware, and its workflow, image and web-enabling tools, LanVision allows the seamless merging of its Medical Record and Patient Billing department "back office" functionality with existing clinical information systems at the desktop.

For maximum flexibility, the LanVision family of products and services is made up of four distinct offerings: The ChartVision Application Suite, The Foundation Suite, accessANYware and ASPeN, our ASP-based Electronic Medical Record services.

THE CHARTVISION APPLICATION SUITE......the highly evolved Electronic Medical
Record application

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

This suite provides a choice of viewers, WebView or OmniVision. Both viewers support powerful image-enabling and workflow technology that allow healthcare users to immediately and simultaneously access any patient information, including multimedia and paper-based information, through their existing third-party clinical or billing applications. As a result, any application across the entire enterprise can be image-enabled, including the host Healthcare Information Systems, Patient Billing Systems, Clinical Data Repositories and others. When the Clinical Data Repository is image-enabled, users can access any piece of information on the same workstation and from the same screen display, including the point of patient care. This means users can view traditional electronic data and images simultaneously on the same screen without signing in and out of multiple applications.

The WebView and OmniVision image-enabling tools include a full automation interface using Object Linking and Embedding and Component Object Modeling standards that allow third-party products to easily make calls to them.

WEBVIEW - Web-Based, Image-Enabling Tool

The Internet, "thin client" workstations and Web browser-enabled applications have generated enormous excitement in the world of Healthcare Information Systems. Their potential positive impact on the Computerized Patient Record and document imaging is just now being realized. LanVision believes these technologies will combine to create sweeping changes in the way healthcare institutions manage, distribute and view their healthcare information. WebView utilizes the Internet/Intranet to allow remote users to easily access an integrated Computerized Patient Record and document imaging system residing in a complete Electronic Medical Record from virtually anywhere. The more important benefits include:

-        significantly lower maintenance and staff costs,
-        lower data center investment and operating costs,
- the ability to seamlessly image-enable existing clinical, billing or other third-party information systems, and
-        a higher degree of desktop integration.

WebView uses a familiar Internet browser "look and feel" and combines the platform-independent technologies, open standards and "network-centric" architecture of the Internet/Intranet with LanVision's robust application suites. As an intuitive, flexible, cost-effective, and scaleable product, WebView provides organizations with a "technology bridge" connecting LanVision's application suites with innovative Internet/Intranet technologies.

OMNIVISION - Image-Enabling Tool

OmniVision is LanVision's "thick client" viewer. Like WebView, it is in production in several large-scale, enterprise-wide implementations, including over 3,500 workstations at Memorial Sloan-Kettering Cancer Center.

In addition to the OmniVision and WebView viewers, the ChartVision application suite includes the following add-on modules:

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

         codingANYware
         In the second half of 2001, LanVision will deliver codingANYware, which provides workflow automation of the coding and abstracting process by allowing hospital personnel to electronically access documents to be coded and abstracted from remote locations, including the employee's home. CodingANYware may also be integrated with third-party encoding or abstracting software, avoiding redundant data entry.

THE FOUNDATION SUITE......the document imaging/management infrastructure middleware

The Foundation Suite is robust middleware architecture for document imaging/management infrastructure, built for maximum performance in high document volume settings and optimized for the healthcare industry. The features resident in the Foundation Suite were built around patient-oriented objects that result in more efficient code and rapid delivery to market of new applications. The Foundation Suite is designed in a reusable object-oriented environment, utilizing a 32-bit Windows NT-based architecture, that provides the following essential document imaging/management functions: security, auditing, data access, printing/faxing, scheduling, data archiving migration and full problem diagnosis. The Foundation Suite offers the following unique enhanced security and auditing functions that facilitate HIPAA Compliance and are essential to integrated delivery networks in a multi-entity environment:

- multiple levels of security (administrative, user, patient, document, workstation, physical location, and healthcare entity) configurable by user, workstation and location, and
- full audit trails and reporting of every record viewed, printed, faxed, processed or unauthorized login attempts at the patient encounter or document level.

ACCESSANYWARE......the Web browser-based application

In the second half of 2001, LanVision will deliver the next generation product, accessANYware, which will be a thin Web browser-based client application that will provide users with access to a wide variety of functionality, including: a Chart Deficiency Management System, the searching, retrieving and viewing of patient documents, and report generation...all from a single login. In addition to this single login, accessANYware will use a single user interface and integrated database.

From the point of a single login to the system, users with appropriate security will have the ability to search and retrieve information regarding patients and cases (for chart analysis), view, print and fax patient documents, as well as analyze or complete deficient documents. The functions presented to the user will vary with the user's security. For example, if the user is a clinician, they will be presented with an inbox function that displays a list of incomplete charts (awaiting completion) and a list of "linked" patients assigned to them. The clinician will then have the option to complete deficient charts, or retrieve patient information, via searching or by clicking on the "linked" patients within their inbox. This access may occur from any workstation within the facility, the physician's office, or some other remote site. With proper security the user will be able to view, print and fax patient information.

ASPeN......Application Service Provider eHealth Network

LanVision's ASPeN, ASP-based Electronic Medical Records Services, offers healthcare providers an even more cost-effective solution to manage patient information. Through its use of Internet/Intranet technology, ASPeN helps hospitals and integrated delivery networks overcome the barriers of high capital and start-up costs as well as the technological burdens of implementing a document imaging/management and workflow system. ASPeN delivers Electronic Medical Record services to its healthcare customers on an outsourced basis from a central data center. Hospitals and integrated delivery systems can therefore take advantage of a private Intranet or the World-Wide-Web, the lowest cost network infrastructure, for truly enterprise-wide, secure access to healthcare information.

Selected Financial Data

--------------------------------------------------------------------------------

                                                                            Fiscal Year(1)
                                           ---------------------------------------------------------------------------------

OPERATING STATEMENT DATA:                     2000             1999              1998             1997              1996
                                              ----             ----              ----             ----              ----
                                                                (In thousands, except per share data)

Total revenues                          $     9,576      $    10,471     $      12,010      $     8,676       $    10,310
Total operating expenses                      9,509           13,054            22,470           22,493            16,271
Operating profit (loss)                          67           (2,583)          (10,460)         (13,818)           (5,961)
Net earnings (loss)                              21           (3,247)          (10,926)         (12,669)           (4,669)
Basic and diluted net earnings
  (loss) per share of common
  stock                                 $       .00      $      (.37)    $       (1.24)     $     (1.44)      $      (.56)
Shares used in computing
  per share data                              8,863            8,827             8,811            8,827             8,284



                                                                            Fiscal Year(1)
                                           ---------------------------------------------------------------------------------

BALANCE SHEET DATA:                           2000             1999              1998             1997              1996
                                              ----             ----              ----             ----              ----
                                                                            (In thousands)
Cash, cash equivalents and
  investment securities                 $     8,550      $     5,412       $     5,445      $    11,052       $    26,592
Working capital                               7,168            6,149             7,290            7,141            17,864
Total assets                                 14,358           14,719            17,485           22,200            33,300
Long-term debt, including
  current portion                             6,000            6,000             6,000                -                 -
Convertible redeemable
  preferred stock                                 -                -                 -                -                 -
Total stockholders' equity                    2,655            2,613             5,847           16,816            29,921


(1) All references to a fiscal year refer to the fiscal year commencing February 1 of that calendar year and ending January 31 of the following year.

----------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

In addition to historical information, this Annual Report of LanVision Systems, Inc. contains certain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, without limitation, the risks and uncertainties discussed herein and as part of LanVision's Annual Report on Form 10-K filed with the Securities and Exchange Commission. LanVision's future development efforts involve a high degree of risk, and LanVision cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
OVERVIEW

LanVision is an Application Service Provider (ASP) and leading supplier of Healthcare Information Access Systems specializing in connectivity solutions that utilize the power of the Internet/Intranet to link hospitals, physicians, patients and payers to a robust Electronic Medical Record. LanVision's products are complementary to existing clinical and financial systems, and use document imaging and workflow tools to ensure end-users can electronically access all the various forms of healthcare information including clinician's handwritten notes, lab reports, photographs, insurance cards, etc. LanVision's solutions offer value to all of the constituents in the healthcare delivery process by enabling them to simultaneously access information from virtually any location, including the physician's desktop, using Web browser-based technology. Web access to the entire medical record improves physician productivity and reduces administrative costs such as filing, storage, retrieval and upkeep of medical records and clinical costs, such as redundant diagnostic testing. The system enables healthcare providers to access, on a real-time basis, all the various forms of clinical and financial patient information from a single permanent healthcare information repository. LanVision's solutions integrate a proprietary document imaging platform, application suites, and image and Web-enabling tools, that allow for the seamless merger of "back office" functionality with existing Clinical Information Systems at the desktop. LanVision offers a robust document imaging/management infrastructure (Foundation Suite) that is built for high volume transaction processing and is optimized for the healthcare industry. In addition to providing the clinician access to information not previously available at the desktop, LanVision's applications fulfill the administrative and legal needs of the Medical Records and Patient Financial Services departments. Furthermore, these systems have been specifically designed to integrate with any Clinical Information System. For example, LanVision has integrated its products with selected systems from Siemens Medical Solutions Health Services Corporation, formerly known as Shared Medical Systems Corporation, and Cerner Corporation. By offering electronic access to all the components of the medical record, this integration completes one of the most difficult tasks necessary to provide a true Computer Based Patient Record. LanVision's systems deliver on-line enterprisewide access to fully-updated patient information which historically was maintained on a variety of media, including paper, magnetic disk, optical disk, x-ray film, video, audio and microfilm.

Historically, LanVision has derived its revenues from systems sales involving the licensing, either directly or through remarketing partners, of its Electronic Medical Record solution to Integrated Healthcare Delivery Networks
(IDN). In a typical transaction, LanVision, or its remarketing partners, enter into a perpetual, term license or fee-for-service agreement for LanVision's Electronic Medical Record software suite and may license or sell other third-party software and hardware components to the IDN. Additionally, LanVision, or its remarketing partners provide professional services, including implementation, training and product support.

With respect to systems sales, LanVision earns its highest margins on proprietary LanVision software or ASP services and the lowest margins on third-party hardware. Systems sales to customers may include different configurations of software and hardware, resulting in varying margins among contracts. The margins on professional services revenues are expected to fluctuate based upon the negotiated terms of the agreement with each customer and LanVision's ability to fully utilize its professional services, maintenance and support services staff.

Beginning in 1998, LanVision began offering customers the ability to obtain its Electronic Medical Record solution on a service bureau basis as an ASP. LanVision's ASP Division, formerly known as Virtual Healthware Services Division, established a centralized data center and installed LanVision's Electronic Medical Record suite, called ASPeN (Application Service Provider eHealth Network) within the data center. Under this arrangement, customers electronically capture information and transmit the data to the centralized data center. The ASP Division stores and manages the data using LanVision's Electronic Medical Record suite of applications, and customers can view, print or fax the information from anywhere using the LanVision Web-based applications. The ASP Division charges and recognizes revenue for these services on a per transaction or subscription basis as information is captured, stored, and retrieved.

In February 2000, LanVision sold its centralized data center for $2,900,000. Simultaneously therewith, LanVision entered into a one-year service agreement with the buyer. Under the terms of this service agreement, which can be renewed at the sole option of the Company, in exchange for processing fees, LanVision will continue to use the data center to provide ASP services to LanVision's current and future customers. Although LanVision sold the data center assets, LanVision continues to market its ASP solutions, which include agreements with eSmartHealth, Inc., now known as Smart Health Services and Provider HealthNet Services, Inc., which agreements are discussed below. LanVision continues to provide its ASP solutions through the data center and intends to utilize other data center service providers.

In August 2000, LanVision entered into an agreement with Smart Health Services (Smart), which allows Smart to utilize LanVision's MicroVision Electronic Medical Record (EMR) product combined with Web-based Smart software to provide affordable, Web-based EMR document management and viewing services to hospitals and clinics via the Internet. Smart Health Services, in conjunction with their affiliate Alpharetta, Georgia based Smart Professional Photocopy Corporation d/b/a Smart Corporation, will distribute their services through Smart Corporation's extensive sales distribution network which currently consists of over 1,000 hospitals and 4,600 clinic customers throughout 46 states. LanVision will be compensated for use of its software based upon the number of EMR images Smart scans and stores using the MicroVision ASP application.

In November 2000, LanVision entered into an agreement with Provider HealthNet Services, Inc. (PHNS) which allows PHNS to offer LanVision's MicroVision EMR product to provide EMR document management and viewing services to PHNS' customer base. PHNS is a healthcare industry information technology and business outsourcing company, which provides information technology and professional management of information systems, medical records and related business processes to hospitals and other healthcare providers on a shared basis to improve healthcare services and reduce costs. The relationship with LanVision will allow PHNS to more effectively use information technology and the LanVision document imaging and management solution for medical records and other business processes to improve healthcare services and reduce costs for its customers. The LanVision ASP services allows PHNS to offer a state-of-the-art, Application Service Provider-based EMR solution, an offering that contributes to increased process efficiency for medical records functions. PHNS currently provides medical record, transcription and/or coding management outsourcing services to sixteen hospitals, many of which, LanVision was advised by PHNS, are considering an EMR solution. The LanVision services to be provided by PHNS will be delivered on an ASP basis through a centralized data center staffed by seasoned information technology professionals with healthcare experience. LanVision will be compensated by PHNS for use of its software based upon the number of encounters, or patient visits, to each hospital using the LanVision EMR software. PHNS is a privately held, Dallas based company which currently has over 420 experienced healthcare information technology and business process employees that provide outsourcing services to 16 hospitals in nine states.

To date, LanVision has recorded no revenues from Smart or PHNS and cannot currently predict when revenues will be generated from these two new agreements.

The decision by a healthcare provider to replace, substantially modify or upgrade its information systems is a strategic decision and often involves a large capital commitment requiring an extended approval process. Since inception, LanVision has experienced extended sales cycles, which has adversely affected revenues. It is common for sales cycles to take six to eighteen months from initial contact to the execution of an agreement. As a result, the sales cycles can cause significant variations in quarter-to-quarter operating results. These agreements cover the entire implementation of the system and specify the implementation schedule, which typically takes place in one or more phases. The agreements generally provide for the licensing of LanVision's proprietary software and third-party software with a perpetual or term license fee that is adjusted depending on the number of concurrent users or workstations using the software. Third-party hardware is sold outright, with a one-time fee charged for installation and training. Site-specific customization, interfaces with existing customer systems and other consulting services are sold on a fixed fee or a time and materials basis. Alternatively, with LanVision's ASP services, the agreements generally provide for utilizing LanVision's software and third-party software on a fee per transaction or subscription basis.

Generally, revenue from systems sales is recognized when an agreement is signed and products are shipped. Revenue recognition related to routine installation, integration and project management is deferred until the work is performed. If an agreement requires LanVision to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenues from consulting, training and services are recognized as the services are performed. Revenues from short-term support and maintenance agreements are recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of the revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

The ASP Division was designed to overcome obstacles in the buying decision such as large capital commitment, length of implementation, and the scarcity of time for Healthcare Information Systems personnel to implement new systems. Customers pay for such services on a per transaction or subscription basis, and the centralized data center applications are operated and maintained by LanVision personnel and/or its agents. In 1999, the ASP Division signed a four-year contract with The Health Alliance of Greater Cincinnati, a group of five hospitals in the Greater Cincinnati Area, to provide outsourced data center operations of its LanVision Electronic Medical Record System. LanVision believes that more IDN's will begin to look for this type of ASP application. Additionally, LanVision believes its business model is especially well suited for the ambulatory marketplace. LanVision is actively pursuing remarketing agreements with Healthcare Information Systems providers to distribute LanVision's ASP solution.

In 1998, LanVision entered into a five year Remarketing Agreement with Siemens Medical Solutions Health Services Corporation (SMS), formerly Shared Medical Systems Corporation. Under the terms of the Agreement, SMS was granted an exclusive worldwide license to distribute ChartVision, On-Line Chart Completion, WebView and Enterprisewide Correspondence to the SMS customer base and prospect base, as defined in the Agreement, and a non-exclusive license to distribute all other LanVision products. If SMS distributes any other Electronic Medical Record product competing with LanVision's products, LanVision may terminate the SMS Remarketing Agreement.

Under the terms of the Agreement, SMS remits royalties to LanVision based upon SMS sublicensing LanVision's software to SMS's customers. Twenty-five percent of the royalty is due 30 days following the end of the quarter in which SMS executes the end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty statement. The remaining 75% of the royalty is due 30 days following the end of the quarter in which SMS commences software implementation activities. LanVision records this revenue when the 75% payment due from SMS is fixed and determinable, which is when the software implementation activities commence. Through January 31, 2001, SMS has sold 14 systems to end-users, which represents approximately $4,319,000 in systems sales royalties to LanVision.

RESULTS OF OPERATIONS

The following table sets forth, for each fiscal year indicated, certain operating data as percentages:

                    CONSOLIDATED STATEMENTS OF OPERATIONS(1)

                                                                                     Fiscal Year(2)
                                                                     ------------------------------------------------

                                                                         2000              1999             1998
                                                                         ----              ----             ----
Systems sales                                                            33.0%             33.5%            46.1%
Services, maintenance and support                                        58.7              63.0             46.4
Service bureau operations                                                 8.3               3.5              7.5
                                                                     -------------     -------------    -------------
    Total revenues                                                      100.0             100.0            100.0
Cost of sales                                                            48.5              60.3             84.8
Selling, general and administrative                                      33.3              43.7             65.4
Product research and development                                         17.5              20.7             31.1
Restructuring expense                                                     -                 -                5.8
                                                                     -------------     -------------    -------------
    Total operating expenses                                             99.3             124.7            187.1
                                                                     -------------     -------------    -------------
Operating profit (loss)                                                   0.7             (24.7)           (87.1)
Other income (expense), net                                              (0.5)             (6.3)            (3.9)
                                                                     -------------     -------------    -------------
Net earnings (loss)                                                       0.2%            (31.0)%          (91.0)%
                                                                     =============     =============    =============
Cost of systems sales                                                    30.6%             22.5%            31.7%
                                                                     =============     =============    =============
Cost of services, maintenance and support                                59.0%             60.7%            99.5%
                                                                     =============     =============    =============
Cost of service bureau operations                                        45.5%            411.2%           320.5%
                                                                     =============     =============    =============

(1) Because a significant percentage of the operating costs are expensed as incurred, a variation in the timing of systems sales and installations and the resulting revenue recognition can cause significant variations in operating results. As a result, period to period comparisons may not be meaningful with respect to the past operations nor are they necessarily indicative of the future operations. The data in the table is presented solely for the purpose of reflecting the relationship of various operating elements to revenues for the periods indicated.

(2) All references to a fiscal year refer to the fiscal year commencing on February 1 of that calendar year and ending on January 31 of the following year.

COMPARISON OF FISCAL YEAR 2000 WITH 1999

REVENUES. Total revenues for fiscal year 2000 were $9,575,637 compared with revenues of $10,471,143 in fiscal year 1999, a decrease of $895,506 or 9%. Revenues from systems sales in fiscal 2000 were $3,158,883, a decrease of $351,215 or 10% of systems sales in fiscal 1999. In fiscal 2000, LanVision had no new direct sales customers as most hospitals deferred implementation of new Electronic Medical Record (EMR) systems until the final Federal Health Privacy Regulations are promulgated, to comply with the requirements of HIPAA. However, LanVision's remarketing partner Siemens Medical Solutions Health Services Corporation (SMS), formerly known as Shared Medical Systems Corporation, sold six new systems to hospitals in addition to the eight sold in the prior two years. Approximately, 85% of fiscal 2000 revenues came from fulfillment of backlog and add-on business, primarily expansion and upgrades of systems for LanVision's existing clients, and 15% came from the Remarketing Agreement, compared with 82% and 18%, respectively in fiscal 1999. Systems sales from SMS were $912,808 in fiscal 2000 compared with $1,142,420 in fiscal 1999. Revenues from services, maintenance and support in fiscal 2000 were $5,626,716, a decrease of $965,550 or 15% in fiscal 1999. The decrease results primarily from lower project management revenues for professional services and system interfaces as no new systems were installed by LanVision in fiscal 2000. Maintenance revenues in fiscal 2000 were $3,678,097, an increase of $413,782, or 13% over maintenance revenues in fiscal 1999. The increase in maintenance revenues in fiscal 2000 is primarily due to new installations by our remarketing partner, and expansion of existing LanVision client systems. Professional services revenues in fiscal 2000 were $1,948,619, a decrease of $1,379,332, or 41% over professional services revenues in fiscal 1999. The decrease is directly related to the lack of implementation of new systems in fiscal 2000, compared with fiscal 1999 when new versions of software were installed to achieve Year 2000 compliance. Revenues for service bureau operations increased $421,259, due to the conversion of one of our existing customers from a software licensee to an ASP customer using our Application Service Provider services. In fiscal 2000, three customers accounted for 30% of the total revenues compared with 29% in fiscal 1999, exclusive of our remarketing partners.

Revenues for fiscal 2000 and 1999 were less than LanVision's plan for each year. The shortfall in revenues occurred for various reasons, including: significantly lower spending on information technology by healthcare institutions on new systems as hospitals spent significant amounts in 1998 and 1999 on remediation of existing systems to ensure compliance with Year 2000 issues, and many institutions delayed implementation in 2000 for new EMR systems until final Federal Health Privacy Regulations to comply with HIPAA were issued. Buying decisions at certain hospitals and integrated healthcare delivery networks are influenced by recommendations of the largest Healthcare Information Systems
(HIS) vendors, including: Siemens Medical Solutions Health Services Corporation, McKesson HBOC, Inc., Cerner Corporation, IDX Systems Corporation, Eclipsys Corporation, etc. It continues to be difficult for companies with relatively small sales forces to influence the buying decisions as effectively as the major HIS vendors which is why LanVision has transitioned its distribution model from a direct selling organization to indirect distribution, primarily through remarketers and the ASP-based service delivery model.

A Remarketing Agreement with SMS was signed in 1998, and throughout fiscal 1998, 1999 and 2000, LanVision and SMS integrated the LanVision product line with the SMS NOVIUS product. The final integration and testing of the products was completed in late 2000. During 1998, 1999 and most of 2000, SMS remarketed LanVision's products on a limited basis through their specialized document imaging sales force. SMS successfully closed four new agreements for LanVision's products in 1998 and four in 1999, and six new agreements in 2000. The fourteen agreements represent approximately $4,319,332 in systems sales royalties to LanVision. Approximately $912,808 and $1,142,420 of revenue was recognized in 2000 and 1999, respectively, and approximately $1,572,295 of revenue has not been recognized until SMS commences software implementation. LanVision believes a greater percentage of its future revenues will come from remarketing agreements with SMS and other HIS vendors. LanVision continues to actively pursue remarketing agreements with other companies.

LanVision believes the large HIS vendors, hospitals and integrated healthcare delivery networks now have a better understanding of the valuable role the EMR plays in providing a truly Computerized Patient Record (CPR). As more companies demonstrate the significant economic and operating benefits of the EMR and other imaging/management and workflow applications, LanVision believes the future demand for its products and services will increase.

Many new companies, such as WebMD Corporation and MedicaLogic/Medscape, Inc. have emerged to provide healthcare applications through private Intranets or secure applications on the Internet. Additionally, the traditional HIS companies have developed clinical information systems for the Internet. LanVision's applications are well suited for the Internet and private Intranets and, through its ASP Division, customers can rapidly deploy and access healthcare information using Web browser-based technology from a central data center on a per transaction or subscription basis. LanVision believes healthcare organizations will increase their use of healthcare applications through the Internet, and LanVision's products are an integral part of providing a complete CPR across the Internet. LanVision is actively pursuing strategic relationships with other healthcare Application Service Providers.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of service bureau operations. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party hardware and software. Cost of systems sales, as a percentage of systems sales, varies from period-to-period depending on hardware and software configurations of the systems sold. The cost of systems sales as a percentage of revenues in fiscal 2000 and 1999 were 31% and 23%, respectively. The higher costs in 2000 reflect lower margins on hardware and third-party software components. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 2000 and 1999 were 59% and 61%, respectively. The cost of service bureau operations in 2000 represents primarily processing fees paid, under the service agreement, to the buyer of the data center. In 1999, the cost of service bureau operations represented the depreciation of equipment and the personnel and other operating costs necessary to operate the central data center. The decrease in the cost in 2000 is due entirely as a result of the sale of the data center and LanVision's utilization of only a portion of the central data center in exchange for processing fees paid to the buyer.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related costs, travel and living expenses, trade shows, etc. for selling and marketing activities and general corporate and administrative activities. In fiscal 2000, selling, general and administrative expenses were $3,187,209 compared with $4,577,853 in fiscal 1999. The decrease in fiscal 2000 is primarily attributed to: a further reduction in staff as LanVision converted from a direct sales force to primarily an indirect sales model through remarketing partners and others; and a reduction in corporate expenses, primarily professional fees, property taxes and increases in reserves which were not necessary in fiscal 2000.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 2000 were $1,674,383 compared with $2,166,441 in fiscal 1999. The decrease reflects increased capitalized software development costs, and reductions in rent, depreciation and miscellaneous other expenses. During 2000, LanVision concentrated its development efforts to produce its new product, accessANYware. LanVision capitalized $420,000 in product research and development costs in fiscal 2000, compared with $300,000 in 1999.

OTHER INCOME (EXPENSE). Interest income consists primarily of interest on cash and cash equivalents. The increase results from higher average cash balances in fiscal 2000 compared with fiscal 1999. Other, net results from the gain on the sale of the data center in February 2000. Interest expense in 2000 and 1999 is related to the $6,000,000 in outstanding debt and, in 2000, additional interest on the unpaid long-term accrued interest payable to the lender.

PROVISION FOR INCOME TAXES. LanVision is in a tax loss carryforward position, and is unable to recognize a tax benefit for losses because utilization of a tax benefit for such losses is not assured. The tax loss carryfoward approximates $29,000,000.

NET EARNINGS. Net earnings in fiscal year 2000 were $20,893 compared with a net loss of $3,247,073 in fiscal 1999. The $3,267,966 change, results primarily from a $2,649,587 reduction of the fiscal 1999 operating loss and an increase in Other, net of $542,565 in fiscal 2000.

Since commencing operations in 1989, LanVision has incurred substantial operating losses. Although LanVision achieved profitability in fiscal years 2000, 1993 and 1992, LanVision incurred a net loss in fiscal years 1994 through 1999. Based upon the expenses associated with current and planned staffing levels, profitability is dependent upon increasing revenues. There can be no assurance that LanVision will be able to achieve consistent profitability on a quarterly or annual basis nor be able to sustain or increase its revenue growth in future periods. LanVision believes historical operating results are not indicative of the future performance of LanVision in the long-term.

BACKLOG. At January 31, 2001, LanVision has master agreements or purchase orders for systems and related services (excluding support and maintenance, and transaction-based revenues for the ASP Division), which have not been delivered, installed and accepted which, if fully performed, would generate future revenues of approximately $4,255,000. The related products and services are expected to be delivered over the next two to three years. In addition, customers contract for maintenance and support services on a monthly, quarterly or annual basis. In 2000, maintenance and support revenues approximated $3,678,000 and are expected to increase in fiscal 2001. Furthermore, the ASP Division has entered into a service bureau agreement, which is expected to generate revenues in excess of $2,000,000 over the remaining three-year life of the agreement.

COMPARISON OF FISCAL YEAR 1999 WITH 1998

REVENUES. Total revenues in fiscal year 1999 were $10,471,143 compared with revenues of $12,010,011 in fiscal year 1998, a decrease of $1,538,868 or 13%. Revenues from systems sales in fiscal 1999 were $3,510,098, a decrease of $2,031,128 or 37%, over systems sales in fiscal 1998. In fiscal 1999, LanVision had no new direct sales customers as most hospitals deferred purchases while completing Year 2000 compliance issues. In fiscal 1998, two new customers accounted for $1,848,874 of systems sales.

Systems sales from our remarketing partner, SMS, were $1,142,420 in fiscal 1999 compared with $691,808 in fiscal 1998. The remaining balance of fiscal 1999 systems sales were to existing clients from fulfillment of backlog and add-on business. Revenues from services, maintenance and support in fiscal 1999 were $6,592,266, an increase of $1,018,416, or 18% over fiscal 1998. Maintenance revenues in fiscal 1999 were $3,264,315, an increase of $509,301, or 18% over maintenance revenues in fiscal 1998. The increase in maintenance revenues in fiscal 1999 is primarily due to new installations in 1998 and expanded installations in 1999. Professional services revenues in fiscal 1999 were $3,327,951, an increase of $509,115, or 18% over professional services revenues in fiscal 1998. The increase is directly related to implementation of new versions of software to achieve Year 2000 compliance and project management performed for SMS. Revenue from service bureau operations declined $526,156 due to the termination of one contract. In fiscal 1999, three customers accounted for 29% of the total revenues compared with 27% in fiscal 1998, exclusive of our remarketing partner.

Revenues for fiscal year 1999 and 1998 were less than LanVision's plan for each year. The shortfall in revenues occurred for a variety of reasons. First, the healthcare industry has not moved forward as quickly as LanVision and many others anticipated. For years, healthcare institutions spent significantly less on information systems than other industries. However, despite the need to catch up, existing HIS personnel are only able to absorb so much new technology. There was a significant amount of new technology to assess, and there were wide differences of opinions on how to prioritize the many information technology projects. Many institutions began by replacing their clinical systems, and looked at the EMR as a secondary priority. Consequently, LanVision experienced very long sales cycles, and many cycles ended in no decision. Additionally, in 1998 and 1999, many healthcare organizations were preoccupied with Year 2000 compliance remediation for existing systems and deferred purchase decisions on new systems. Buying decisions at certain hospitals and integrated healthcare delivery networks are influenced by the recommendations of the largest HIS vendors, including: Siemens Medical Solutions Health Services Corporation, McKesson HBOC, Inc., Cerner Corporation, IDX Systems Corporation, Eclipsys Corporation, etc. It has been difficult for companies with relatively small sales forces to influence the buying decisions as effectively as the major HIS vendors. Prior to LanVision's agreement with SMS in 1998, LanVision's products were not actively promoted by any of the five largest HIS vendors.

A Remarketing Agreement with SMS was signed in 1998, and throughout fiscal 1998 and 1999 LanVision and SMS integrated the LanVision product line with the SMS NOVIUS product and trained SMS personnel. During 1998 and 1999, SMS marketed LanVision's products on a limited basis through their specialized document imaging sales force. SMS successfully closed four new agreements for LanVision's products in 1999 and four in 1998.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of service bureau operations. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party software and hardware. Cost of systems sales, as a percentage of systems sales, varies from period-to-period depending on the hardware and software configuration of the systems sold. The costs of systems sales as a percentage of revenues in fiscal 1999 and 1998 were 23% and 32%, respectively. The lower costs in 1999 reflect a higher mix of LanVision software with higher margins relative to the third-party hardware and software components with lower margins and higher costs. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 1999 and 1998 were 61% and 100%, respectively. The improvement is primarily due to reduced staffing and improved efficiency. The cost of service bureau operations represents the depreciation of equipment and the personnel and other operating costs necessary to operate the central data center, which was sold in February 2000.

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

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 1999 were $2,166,441 compared with $3,740,215 in fiscal 1998. The fiscal 1999 decrease reflects the use of significantly fewer outside contractors and reduced staffing levels as a result of completing major development projects and a deliberate effort to bring costs more in line with revenues. During 1999, new releases of ChartVision, On-Line Chart Completion, Enterprisewide Correspondence, OmniVision, WebView, and Foundation Suite were placed into production. The software development and quality assurance staff averaged seventeen employees in 1999 compared with an average of twenty-five employees in 1998. LanVision capitalized $300,000 in product research and development costs in fiscal 1999 and $396,000 in 1998.

OTHER INCOME (EXPENSE). Interest income in fiscal 1999 and 1998 consists primarily of interest and gains on the sale of investment securities in 1998. The decrease is due primarily to less interest on fewer investments as securities were sold to fund operations. Other, net includes approximately $1,100,000 related to a contract settlement with a customer. Interest expense in 1999 and 1998, is related to the $6,000,000 in outstanding long-term debt.

PROVISION FOR INCOME TAXES. LanVision is in a tax loss carryforward position, and is unable to recognize a tax benefit for losses because the realization of a tax benefit for such losses is not assured.

NET LOSS. The net loss in fiscal 1999 was $3,247,073 compared with $10,925,970 in fiscal 1998. Fiscal 1999 net loss per share was $.37 compared with a net loss per share in fiscal 1998 of $1.24. The $7,678,897 decrease in the fiscal 1999 net loss compared with 1998, results primarily from the reduction in operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

During the last five fiscal years, LanVision has funded its operations, working capital needs and capital expenditures primarily from a combination of cash generated by operations, an initial public offering and a $6,000,000 loan.

LanVision's customers typically have been well-established hospitals or medical facilities with good credit histories, and payments have been received within normal time frames for the industry. However, some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities. Agreements with customers often involve significant amounts and contract terms typically require customers to make progress payments.

LanVision has no significant obligations for capital resources, other than noncancelable operating leases in the total amount of approximately $277,000, payable over the next two years.

Over the last several years, LanVision's revenues were less than its internal plans. However, during the same period, LanVision has expended significant amounts for capital expenditures, product research and development, sales, support and consulting expenses. This resulted in significant net cash outlays over the last five years. Although LanVision has reduced staffing levels and related expenses, and improved operating performance, LanVision's expenses may continue to approximate its revenues. Accordingly, to continue to achieve continuing profitability, and positive cash flow, it is necessary for LanVision to increase revenues or continue to reduce expenses. LanVision believes that the requirement for healthcare organizations to become HIPAA compliant should offer a significant opportunity to increase revenues. Additionally, the SMS Remarketing Agreement has significantly expanded the sales distribution capabilities. LanVision believes that market opportunities are such that LanVision should be able to increase its revenues. However, there can be no assurance LanVision will be able to increase its revenues.

In February 2000, LanVision sold its Data Center for $2,900,000. LanVision received $2,000,000 and the remaining $900,000 was received in twelve monthly installments commencing March 1, 2000. The sale resulted in a gain of approximately $1,400,000.

At January 31, 2001, LanVision had cash and cash equivalents of $8,549,732. Cash equivalents consist primarily of overnight bank repurchase agreements and short-term commercial paper. Under the terms of its loan agreement, as amended, LanVision has agreed to maintain a minimum cash and cash equivalent balance of $5,300,000. During fiscal 2001, $1,000,000 of long-term debt is required to be repaid to the lender.

LanVision has significantly reduced operating expenses during the last two fiscal years, and believes it will continue to improve operating results in fiscal 2001. However, based upon current expenditure levels and in the absence of increased revenues, LanVision could continue to operate at a loss. Accordingly, for the foreseeable future, LanVision will need to continually assess its revenue prospects compared to its current expenditure levels. If it does not appear likely that revenues will increase, it may be necessary to further reduce operating expenses or raise cash through additional borrowings, the sale of assets, or other equity financing. Certain of these actions will require lender approval. However, there can be no assurance LanVision will be successful in any of these efforts. If it is necessary to significantly reduce operating expenses, this could have an adverse affect on future operating performance.

To date, inflation has not had a material impact on LanVision's revenues or expenses. Additionally, LanVision does not have any significant market risk exposure at January 31, 2001.

PAGE 16
                              REPORT OF MANAGEMENT

--------------------------------------------------------------------------------

LanVision Systems, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management also prepared the other information included in this Annual Report and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

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


/s/ J. Brian Patsy                                /s/ Paul W. Bridge, Jr.


J. Brian Patsy                                    Paul W. Bridge, Jr.
Chairman of the Board and                         Chief Financial Officer and
Chief Executive Officer                           Controller

                         REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------
Board of Directors
LanVision Systems, Inc.

We have audited the consolidated balance sheets of LanVision Systems, Inc. as of January 31, 2001 and 2000, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LanVision Systems, Inc. at January 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2001 in conformity with accounting principles generally accepted in the United States.


Cincinnati, Ohio
March 15, 2001                                        /s/ Ernst & Young LLP

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                          Fiscal Year
                                                                              ------------------------------------
                                                                                   2000                 1999
                                                                                   ----                 ----
Current assets:
  Cash and cash equivalents (restricted
     by the long-term debt agreement)                                    $        8,549,732   $        5,411,920
  Note receivable                                                                    75,000                    -
  Accounts receivable, net of allowance for doubtful
    accounts of $400,000 and $385,000, respectively                               2,080,154            3,936,326
  Unbilled receivables                                                            1,356,413            1,138,941
  Other                                                                             367,289              436,135
                                                                              ---------------      ---------------
        Total current assets                                                     12,428,588           10,923,322

Property and equipment:
  Computer equipment                                                              2,715,246            4,423,753
  Computer software                                                                 501,077              659,993
  Office furniture, fixtures and equipment                                        1,233,175            1,379,043
  Leasehold improvements                                                            114,965              648,230
                                                                              ---------------      ---------------
                                                                                  4,564,463            7,111,019
  Accumulated depreciation and amortization                                      (3,857,871)          (4,478,444)
                                                                              ---------------      ---------------
                                                                                    706,592            2,632,575
Capitalized software development costs, net of accumulated
  amortization of $1,400,228 and $1,100,228, respectively                           989,701              869,701
Other                                                                               233,235              293,084
                                                                              ---------------      ---------------
                                                                         $       14,358,116   $       14,718,682
                                                                              ===============      ===============

                   LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                       $          464,615   $          666,647
  Accrued compensation                                                              306,180              433,046
  Accrued other expenses                                                          1,733,631            2,183,080
  Deferred revenues                                                               1,755,938            1,491,404
  Current portion of long-term debt                                               1,000,000                    -
                                                                              ---------------      ---------------
        Total current liabilities                                                 5,260,364            4,774,177

Long-term debt                                                                    5,000,000            6,000,000
Long-term accrued interest                                                        1,442,285            1,331,289

Convertible redeemable preferred stock, $.01 par value per share,
    5,000,000 shares authorized                                                           -                    -

Stockholders' equity:
  Common stock, $.01 par value per share, 25,000,000 shares
    authorized, 8,896,500 shares issued                                              88,965               88,965
  Capital in excess of par value                                                 34,829,406           35,003,931
  Treasury stock, at cost, 17,259 and 58,467 shares, respectively                   (82,038)            (277,921)
  Accumulated (deficit)                                                         (32,180,866)         (32,201,759)
                                                                              ---------------      ---------------
        Total stockholders' equity                                                2,655,467            2,613,216
                                                                              ---------------      ---------------
                                                                         $       14,358,116   $       14,718,682
                                                                              ===============      ===============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Fiscal Year
                                                           -----------------------------------------------
                                                               2000             1999               1998
                                                           -----------      ------------      ------------
REVENUES:
  Systems sales                                             $3,158,883        $3,510,098        $5,541,226
  Services, maintenance and support                          5,626,716         6,592,266         5,573,850
  Service bureau operations                                    790,038           368,779           894,935
                                                           -----------      ------------      ------------
        Total revenues                                       9,575,637        10,471,143        12,010,011

OPERATING EXPENSES:
  Cost of systems sales                                        966,819           792,556         1,758,222
  Cost of services, maintenance and support                  3,321,484         4,000,808         5,543,302
  Cost of service bureau operations                            359,152         1,516,482         2,868,436
  Selling, general and administrative                        3,187,209         4,577,853         7,860,031
  Product research and development                           1,674,383         2,166,441         3,740,215
  Restructuring expense                                              -                 -           700,000
                                                           -----------      ------------      ------------
        Total operating expenses                             9,509,047        13,054,140        22,470,206
                                                           -----------      ------------      ------------
Operating profit (loss)                                         66,590        (2,582,997)      (10,460,195)
Other income (expense):
  Interest income                                              480,496           177,449           385,100
  Other, net                                                 1,381,419           838,854                 -
  Interest expense                                          (1,907,612)       (1,680,379)         (850,875)
                                                           -----------      ------------      ------------
Net earnings (loss)                                            $20,893       $(3,247,073)     $(10,925,970)
                                                           ===========      ============      ============
Basic and diluted net earnings (loss) per common share            $.00             $(.37)           $(1.24)
                                                           ===========      ============      ============
Number of shares used in per common share computations       8,862,974         8,827,055         8,811,019
                                                           ===========      ============      ============

          CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE
                    PREFERRED STOCK AND STOCKHOLDERS' EQUITY

                                                                                       Stockholders' Equity
                                                   -----------------------------------------------------------------------------
                                                                                                    Accumulated
                               Convertible                 Capital in                                  other         Total
                               redeemable      Common       excess of      Treasury    Accumulated comprehensive  stockholders'
                                preferred      stock        par value       stock      (deficit)      income         equity
                                  stock
                               -------------  ----------  -----------   -----------  ------------  ------------   -------------


Balances at January 31, 1998  $       -      $ 88,965    $35,110,817   $(430,188)   $(18,028,716) $     75,203   $ 16,816,081
  Sale of treasury stock              -             -        (8,358)      40,496             -               -         32,138
  Net (loss)                          -             -             -            -     (10,925,970)            -    (10,925,970)
  Unrealized net gains on
    investment securities,
    net of reclassification
    adjustments                       -             -             -            -             -         (75,203)       (75,203)
                                                                                                                  -------------
  Comprehensive (loss)                                                                                            (11,001,173)
                               -------------  ----------  -----------   -----------  ------------  ------------   -------------
Balances at January 31, 1999          -        88,965     35,102,459    (389,692)    (28,954,686)            -      5,847,046
  Sale of treasury stock
    and exercise of stock
    options                           -             -       (98,528)     111,771             -               -         13,243

  Net (loss)                          -             -             -            -     (3,247,073)             -     (3,247,073)
                               -------------  ----------  -----------   -----------  ------------  ------------   -------------
Balances at January 31, 2000          -        88,965     35,003,931    (277,921)    (32,201,759)            -      2,613,216
  Sale of treasury stock
    and exercise of stock
    options                           -             -      (174,525)     195,883             -               -         21,358
  Net earnings                        -             -             -            -         20,893              -         20,893
                               -------------  ----------  -----------   -----------  ------------  ------------   -------------
Balances at January 31, 2001  $       -      $ 88,965    $34,829,406   $ (82,038)   $(32,180,866) $          -   $  2,655,467
                               =============  ==========  ===========   ===========  ===========   === ========   ============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Fiscal Year
                                                               ----------------------------------------------
                                                                  2000             1999               1998
                                                               -----------      -----------      ------------

Operating activities:
  Net earnings (loss)                                          $    20,893      $(3,247,073)     $(10,925,970)
  Adjustments to reconcile net earnings (loss) to net cash
    provided by (used for) operating activities:
    Gain on the sale of property and equipment                  (1,381,419)               -                 -
    Depreciation and amortization                                  842,530        1,684,138         2,016,596
    Increase in long-term accrued interest                         110,996          900,122           431,167
  Cash provided by (used for) assets and liabilities:
    Accounts and unbilled receivables                            1,638,700          946,172        (1,897,942)
    Other assets                                                    68,846          593,680           154,643
    Accounts payable                                              (202,032)         338,382        (1,157,752)
    Accrued expenses                                              (576,315)      (1,032,685)          958,707
    Deferred revenues                                              264,534          407,567            21,841
                                                               -----------      -----------      ------------
  Net cash provided by (used for) operating activities             786,733          590,303       (10,398,710)
                                                               -----------      -----------      ------------

Investing activities:
  Purchases of investment securities                                     -                -        (9,836,409)
  Proceeds from sales of investment securities                           -                -        18,670,372
  Proceeds from sale of property and equipment                   2,000,000                -                 -
  Payment on $900,000 note receivable from sale
    of property and equipment                                      825,000                -                 -
  Purchases of property and equipment                             (135,128)        (153,235)         (741,571)
  Capitalization of software development costs                    (420,000)        (300,000)         (396,000)
  Other                                                             59,849         (183,889)          (27,203)
                                                               -----------      -----------      ------------
  Net cash provided by (used for) investing activities           2,329,721         (637,124)        7,669,189
                                                               -----------      -----------      ------------

Financing activities:
  Proceeds from issuance of long-term debt                               -                -         6,000,000
  Sale of treasury stock                                            21,358           13,243            32,138
                                                               -----------      -----------      ------------
  Net cash provided by financing activities                         21,358           13,243         6,032,138
                                                               -----------      -----------      ------------
Increase (decrease) in cash and cash equivalents                 3,137,812          (33,578)        3,302,617
Cash and cash equivalents at beginning of year                   5,411,920        5,445,498         2,142,881
                                                               -----------      -----------      ------------
Cash and cash equivalents at end of year                       $ 8,549,732      $ 5,411,920      $  5,445,498
                                                               ===========      ===========      ============
Supplemental cash flow disclosures:
  Interest paid                                                $ 1,732,000      $   730,000      $    336,000
                                                               ===========      ===========      ============

See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LanVision Systems, Inc. (the "Company") operates in one segment as a provider of Healthcare Information Access Systems through the licensing of its Electronic Medical Record software applications and the use of such applications through its service bureau operations as an Application Service Provider. LanVision's products enable hospitals and integrated healthcare delivery systems in the United States to capture, store, manage, route, retrieve and process vast amounts of patient clinical and financial information.

FISCAL YEAR

All references to a fiscal year refer to the fiscal year commencing February 1 in that calendar year and ending on January 31 of the following year.

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

REVENUE RECOGNITION

Revenue is derived from: the licensing and sale of systems comprising internally developed software, third-party software and hardware components; product support, maintenance and professional services; and service bureau operations that provide high quality, transaction or subscription based document imaging/management services from a central data center. LanVision's revenue recognition policies conform to Statement of Position 97-2, Software Revenue Recognition. Generally, revenue from software license fees and hardware sales to end-users is recognized when a master agreement is signed and products are shipped. Revenue related to routine installation and integration and project management is deferred until the work is performed. If a contract requires LanVision to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, education, services and service bureau operations is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

Under the terms of a remarketing agreement with Shared Medical Systems Corporation, now known as Siemens Medical Solutions Health Services Corporation
(SMS), royalties are remitted by SMS to LanVision based upon SMS sublicensing LanVision's software to SMS's customers. Twenty-five percent of the royalty is due 30 days following the end of the quarter in which SMS executes the end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty statement. The remaining seventy-five percent of the royalty is due from SMS when software implementation activities commence. LanVision records this revenue when the seventy-five percent payment due from SMS is fixed and determinable, which is generally when software implementation activities commence.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits, short-term commercial paper and overnight repurchase agreements. The long-term debt agreement (See Note 3.) requires LanVision to maintain a minimum cash balance of $5,300,000.

CONCENTRATIONS

Financial instruments, which potentially expose LanVision to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable. LanVision's accounts receivable are concentrated in the healthcare industry. However, LanVision's customers typically have been well-established hospitals or medical facilities with good credit histories and payments have been received within normal time frames for the industry. However, some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities.

To date, LanVision has relied on a limited number of customers and a remarketing partner for a substantial portion of its total revenues. LanVision expects that a significant portion of its future revenues will continue to be generated by a limited number of customers and its remarketing partners. The failure to obtain new customers or expand sales through remarketing partners, the loss of existing customers or reduction in revenues from existing customers could materially and adversely affect LanVision's operating results (See Note 6.).

LanVision currently buys all of its hardware and some major software components of its Healthcare Information Access Systems from third-party vendors. Although there are a limited number of vendors capable of supplying these components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in system implementations and a possible loss of revenues, which could adversely affect operating results.

OTHER CURRENT ASSETS

Other current assets are primarily: prepaid insurance, commissions, maintenance, deposits and prepaid expenses related to future revenues.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line, half-year convention method (except for service bureau operations which began depreciation of computer equipment and software when the assets were placed in service), over the estimated useful lives of the related assets. Estimated useful lives are as follows:

                  Computer equipment and software             3-4 years
                  Office equipment                            5 years
                  Office furniture and fixtures               7 years
                  Leasehold improvements                      Life of lease

Depreciation expense for 2000, 1999 and 1998 was $542,530, $1,504,138 and
$1,758,264, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility are classified as product research and development and are expensed as incurred. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and product quality assurance, are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. LanVision capitalized $420,000, $300,000 and $396,000 in 2000, 1999 and 1998,
respectively.

Research and development expense was $1,674,383, $2,166,441 and $3,740,215 in 2000, 1999 and 1998, respectively.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination. Amortization expense was $300,000, $180,000 and $258,332 in 2000, 1999 and 1998, respectively.

ACCRUED OTHER EXPENSES

Accrued other expenses at January 31, 2001 and 2000 include warranty reserves, accrued franchise and property taxes, professional fees and other liabilities.

RESTRUCTURING EXPENSE

During the second quarter of fiscal 1998, LanVision restructured certain aspects of its operations to flatten the management structure, reduce expenses in all areas and, at the same time, improve customer service. Accordingly, LanVision accrued $300,000 for the anticipated costs of severance and related taxes and fringe benefits for the reduction of the work force by 16 people. The liability was recorded as a current liability at the end of the second quarter of 1998 and substantially all of the liability was paid during the third quarter of 1998. As LanVision completed certain of its major software development projects, it has been able to further reduce its staff and the use of outside contractors in product development. As a result of the above reductions in staff, LanVision had excess space at certain facilities. Accordingly, during the fourth quarter of fiscal 1998, a restructuring charge of $400,000 was accrued to downsize the then existing facilities to the current and anticipated near-term needs. LanVision has consolidated its offices and reduced its leased facilities. LanVision has no remaining restructuring liability.

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

STOCK OPTIONS

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes a fair value method of financial accounting and reporting for stock-based compensation plans. LanVision elected to continue to account for stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, has adopted the disclosure only provisions of Statement 123.

OTHER INCOME

Other income, net, in the first quarter of fiscal 2000, results primarily from the gain on the sale of the data center in February 2000 for $2,900,000. LanVision entered into a one-year Service Provider Agreement with the purchaser to continue to use the data center under a fee-for-service agreement which can be renewed at the sole option of the Company. Other income, net, in the fourth quarter of fiscal 1999, includes approximately $1,100,000 related to a contract settlement with a customer.

NET EARNINGS (LOSS) PER COMMON SHARE

The net earnings (loss) per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic net earnings (loss) per common share is computed based on the weighted average number of common shares outstanding during each period. The diluted net earnings per common share reflects the potential dilution that could occur if Stock Options and Warrants were exercised into Common Stock, under certain circumstances, that then would share in the earnings of LanVision. The diluted net (loss) per common share calculation, in fiscal 1999 and 1998, excludes the effect of the Stock Options and Warrants, as the inclusion thereof would be antidilutive.

2. OPERATING LEASES

LanVision rents office space and equipment under noncancelable operating leases that expire in fiscal 2002. Future minimum lease payments under noncancelable operating leases for the next two fiscal years are as follows: 2001, $155,170; 2002, $121,950. Rent expense was $217,000, $370,720 and $812,470 for fiscal years 2000, 1999 and 1998, respectively.

3. LONG-TERM DEBT

In 1998, LanVision issued a $6,000,000 note to The HillStreet Fund, L.P., which bears interest at 12%, payable monthly. The note is repayable in quarterly installments of $500,000 commencing October 2001 through July 2004. LanVision has the option to prepay at any time, in full, the outstanding balance of the note upon the payment of a Special Prepayment Fee. The Special Prepayment Fee shall be equal to the amount of the Yield Guarantee to Maturity of 25%, discounted to the present value to the date of payment in full of the Loan, using an assumed discount rate of 6%, minus the amount of the interest prepaid on September 5, 2000, in the amount of $1,000,000, compounded at an assumed interest rate of 6% through the date of the payment in full of the Loan. The note is secured by all of the assets of LanVision and the loan agreement, as amended, restricts LanVision from incurring additional indebtedness for borrowed money, including capitalized leases, limits certain investments, restricts substantial asset sales, capital expenditures, cash dividends, stock repurchases, and mergers and consolidations with unaffiliated entities without lender consent. In addition, LanVision is required to meet certain financial covenants, including minimum levels of revenues, earnings, and net worth. Also, the loan agreement requires LanVision to maintain a minimum cash balance of $5,300,000.

In connection with the issuance of the note, LanVision issued Warrants to purchase 750,000 shares of Common Stock of the Company at $3.87 per share at any time through July 16, 2008. The Warrants are subject to customary antidilution and registration rights provisions.

Under the terms of the loan agreement, LanVision has guaranteed the lender that the increase in the market value of the stock underlying the Warrants, at the time of loan maturity, over the exercise price plus the 12% interest paid on the loan will yield the lender a 25% compound annual return. If the yield from the Warrants plus interest paid does not provide the lender with the guaranteed return, LanVision is required to pay the additional amount in cash at the time of maturity. Accordingly, LanVision is accruing interest on the loan at a 25% compound interest rate, regardless of the market value of the stock and the inherent value of the Warrants. In July, 2002, LanVision has a one-time option to repay, in full, the outstanding balance of the note, and should LanVision exercise its prepayment option in July, 2002, then the minimum guaranteed rate of return is increased to 30%. However, to the extent that the computed minimum compound annual rate of return exceeds 30% at the date of the prepayment, the Company has the right to cancel up to 150,000 Warrants.

In addition, the founders and majority shareholders of the Company have consented to certain restrictions on the sale or transfer of their shares.

Maturities of long-term debt are as follows: fiscal year 2001, $1,000,000; 2002, $2,000,000; 2003, $2,000,000; 2004, $1,000,000.

LanVision believes the fair market value of the long-term debt and its accompanying Warrants approximates the carrying value.

The Company was in compliance with all of the amended terms and conditions of the loan agreement as of January 31, 2001.

4. INCOME TAXES

LanVision had no income tax expense or (benefit) for 2000, 1999 and 1998.

The expense (benefit) for income taxes differs from the Federal statutory rate as follows:

                                                                 Fiscal Year
                                                   -------------------------------------------

                                                   2000            1999            1998
                                                   -----------  --------------  --------------
 Federal tax expense (benefit) at
   statutory rate                                 $  7,104     $(1,104,005)    $(3,714,830)
Change in valuation allowance                       (7,104)              -               -
(Loss) for which benefit not provided                    -       1,104,005       3,714,830
                                                   -----------  --------------  --------------
                                                  $      -     $         -     $         -
                                                   ===========  ============== ==============

LanVision provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences are as follows:

                                                                         Fiscal Year
                                                   ------------------------------------------

                                                       2000           1999           1998
                                                   ------------   ------------   ------------
Deferred tax assets:
  Net operating (loss) carryforwards              $ 10,940,932   $ 10,640,706   $  9,576,271
  Accounts payable and accrued liabilities             489,204        854,145      1,102,738
  Property & equipment                                  49,227              -              -
  Other                                                148,000        142,450        156,280
                                                   ------------   ------------   ------------
                                                    11,627,363     11,637,301     10,835,289
  Less valuation allowance                         (11,515,374)   (11,381,128)   (10,835,289)
                                                   ------------   ------------   ------------
  Net deferred tax assets                              111,989        256,173              -

Deferred tax liabilities:
  Prepaid assets                                      (111,989)      (220,143)             -
  Equipment                                                  -        (36,030)             -
                                                   ------------   ------------   ------------
                                                      (111,989)      (256,173)             -
                                                   ------------   ------------   ------------
                                                  $           -  $          -   $          -
                                                   ============   ============   ============

At the end of fiscal 2000, LanVision had a net operating loss carryforward of approximately $29,000,000, which begins to expire in 2009.

5. RETIREMENT PLAN

LanVision has established a 401(k) retirement plan that covers substantially all employees. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, no Company contributions have been made to the plan.

6. MAJOR CUSTOMERS

During fiscal 2000, three customers, exclusive of our remarketing partner, accounted for 11%, 10% and 8% of total revenues. During fiscal 1999, three customers accounted for 10%, 9% and 9% of total revenues. During fiscal 1998, three customers accounted for 10%, 9% and 8% of total revenues. At January 31, 2001 and 2000, 30% and 69%, respectively, of LanVision's accounts receivable were due from three customers.

7. STOCK OPTION PLANS

LanVision has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, in accounting for its stock options because, as discussed below, the alternative fair value method of accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing stock options. Accordingly, LanVision adopted the disclosure only provisions of Statement 123. All of LanVision's stock options have been issued with an exercise price equal to the estimated fair market value of the underlying stock at the date of grant. Accordingly, under Opinion 25, no compensation expense is recognized.

LanVision's Employee Stock Option Plan authorizes the grant of options to employees for up to 825,000 shares of the Company's Common Stock. The options granted have terms of ten years or less and generally vest and become fully exercisable ratably over three years of continuous employment from the date of grant, except with respect to 22,275 options which were granted in fiscal 1995, and became fully vested and exercisable on December 1, 1996. At January 31, 2001, options to purchase 549,275 shares of the Company's Common Stock have been granted under the Plan.

LanVision's Non-Employee Directors Stock Option Plan authorizes the grant of options for up to 100,000 shares of the Company's Common Stock. All options granted have terms of ten years or less and vest and become fully exercisable ratably over three years of continuous service as a Director from the date of grant. Options for 50,000 shares have been granted under this plan, of which 5,000 options are excercisable and vested. In addition, non-qualified stock options to purchase 5,000 shares were granted to a Director in April 1996, and are exercisable and vested.

LanVision also issued non-qualified stock options to purchase 99,841 shares of the Company's Common Stock to two employees prior to the initial public offering of the Company's Common Stock. Of the total, 69,778 were granted in fiscal 1995, with an exercise price of $1.00 per share, and expired in fiscal 2000. The remaining 30,063 options were granted in 1990, with a term of approximately eleven years and became exercisable in 1991 at an aggregate price of $1.00. Stock options for 10,000 shares were exercised in fiscal 1999 and 20,063 shares were exercised in fiscal 2000.

Pro forma information regarding the net (loss) and net (loss) per common share is required by Statement 123, has been determined as if LanVision had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2000, 1999 and 1998: risk-free interest rates of 5.15% in 2000; 6.4% in 1999 and 5.0% in 1998; a dividend yield of zero percent; a volatility factor of the expected market price of the Company's Common Stock of .935 in 2000; .907 in 1999 and .911 in 1998, and a weighted average expected life of the options of five years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in LanVision's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the average vesting period of the options. LanVision's pro forma information is as follows:

                                                                           Fiscal Year
                                                     ---------------------------------------------------------

                   PRO FORMA                              2000                1999                  1998
                   ---------
                                                     ---------------      ---------------      ---------------

Net (loss)                                        $     (33,369)       $    (3,444,914)     $   (11,110,786)
                                                     ===============      ===============      ===============
Basic net (loss) per common share                 $         .00        $          (.39)     $         (1.26)
                                                     ===============      ===============      ===============

The pro forma disclosures are not likely to be representative of the effects on earnings reported for future years.



A summary of LanVision's stock option activity and related information is as follows:

                                                                              Fiscal Year
                                       ------------------------------------------------------------------------------------------

                                                  2000                           1999                            1998
                                       ---------------------------     --------------------------     ---------------------------
                                                       Weighted                       Weighted                        Weighted
                                                        average                       average                         average
                                                        exercise                      exercise                        exercise
                                         Options         price          Options         price          Options          price
                                       ------------    -----------     -----------    -----------     -----------     -----------

Outstanding - beginning of year          576,956    $      4.51          703,493   $      6.04          701,248    $      7.78
Granted                                  394,000           1.02          101,000          1.38          248,000           3.01
Exercised                                (20,063)          - (2)         (10,000)         - (1)               -              -
Forfeited                               (346,618)          3.98         (217,537)         8.07         (245,755)          7.97
                                       ------------    -----------     -----------    -----------     -----------     -----------
Outstanding - end of year                604,275           2.69          576,956          4.51          703,493           6.04
                                       ============    ===========     ===========    ===========     ===========     ===========

Exercisable at end of year               170,457    $      6.63          344,400   $      5.82          378,053    $      7.61
                                       ============    ===========     ===========    ===========     ===========     ===========

(1)  $.33 in the aggregate
     for all
     10,000 shares.
(2)  $.67 in the aggregate
     for all
     20,063 shares.


Weighted average fair value of
options granted during year            $     .75                       $    1.01                      $    2.19
                                       ============                    ===========                    ===========

The following table summarizes, by range of exercise price, the options as of January 31, 2001:


             Options                       Weighted
-----------------------------------        average            Approximate
                                           exercise          remaining life
  Outstanding         Exercisable           price               in years
-----------------     -------------      -------------      -----------------

    604,275             170,457       $    6.63(1)                 8
=================     =============      =============      =================


(1) The exercise prices range from $0.53 to $14.50, of which 62,275 shares are between $10.40 and $14.50 per share and 38,500 shares are between $4.00 and $7.38 per share and 308,500 shares are between $1.37 and $2.87 per share and 195,000 shares at $0.53 per share.

The Employee Stock Option Plan contains change of control provisions whereby any outstanding options subject to vesting which have not fully vested as of the date of the change in control shall automatically vest and become immediately exercisable. One of the change in control provisions is deemed to occur if there is a change in beneficial ownership, or authority to vote, directly or indirectly, securities representing 20% or more of the total of all of LanVision's then outstanding voting securities, unless through a transaction arranged by, or consummated with the prior approval of the Board of Directors. Other change in control provisions relate to mergers and acquisitions or a determination of change in control by the Company's Board of Directors.

8. STOCK PURCHASE PLAN

LanVision has an Employee Stock Purchase Plan under which employees may purchase up to 500,000 shares of Common Stock. Under the plan, eligible employees may elect to contribute, through payroll deductions, up to 10% of their base pay to a trust during any plan year, July 1 through June 30, of the following year. At June 30 of each year, the plan acquires for the benefit of the employees shares of Common Stock at the lesser of (a) 85% of the Fair Market Value of the Common Stock on July 1, of the prior year, or (b) 85% of the Fair Market Value of the Common Stock on June 30, of the current year.

During fiscal year 2000, 21,145 shares were purchased at the price of $1.01 per share, and in 1999, 13,513 shares were purchased at the price of $.98 per share and in 1998, 8,520 shares were purchased at the price of $3.77 per share.

The purchase price at June 30, 2001, will be 85% of the lower of (a) the closing price on July 3, 2000 ($1.84) or (b) 85% of the closing price on June 30, 2001.

9. COMMITMENTS AND CONTINGENCIES

MAINTENANCE AGREEMENTS

LanVision has maintenance agreements to provide services in future periods after the expiration of an initial warranty period. LanVision invoices customers in accordance with the agreements and records the invoicing as deferred revenues and recognizes the revenues ratably over the term of the maintenance agreements. LanVision warrants to customers that its software will meet certain performance requirements.

SERVICE BUREAU OPERATIONS

LanVision enters into long-term agreements to provide document imaging/management and workflow services to its healthcare customers on an outsourced basis from a central data center.

EMPLOYMENT AGREEMENTS

LanVision has entered into employment agreements with its officers and employees that generally provide annual salary, a minimum bonus, discretionary bonus, stock incentive provisions and severance arrangements.

RESERVED COMMON STOCK

LanVision has reserved 1,386,822 shares of the Common Stock authorized for issuance in connection with various Stock Option and Purchase Plans, and 750,000 shares for the Warrants issued in connection with the long-term debt.

LITIGATION

There are claims pending against the Company and its subsidiary. Based on a review of such litigation with legal counsel, the Company believes any resulting liability would not have a material affect on the Company's consolidated financial position or results of operations.

10. COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, Comprehensive Income, requires supplemental disclosure for the accounting for unrealized holding gains on available-for-sale securities, and a reconciliation to comprehensive income
(loss).

                                                            Fiscal Year
                                              -----------------------------------------

                                               2000          1999              1998
                                              -------     -----------      ------------

Net earnings (loss)                           $20,893     $(3,247,073)     $(10,925,970)
Unrealized holding gains (losses) arising
  during the period                                 -               -            (9,570)
Reclassification adjustment for gains
  (losses) included in net (loss)                   -               -           (65,633)
                                              -------     -----------      ------------
Comprehensive earnings (loss)                 $20,893     $(3,247,073)     $(11,001,173)
                                              =======     ===========      ============

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following sets forth selected quarterly financial information for fiscal years 2000, 1999 and 1998.


                                                        First       Second       Third      Fourth
     (In thousands, except per share data)             Quarter      Quarter     Quarter     Quarter        2000
                                                      -------------------------------------------------------------
Revenues                                              $  1,813     $  2,298     $ 2,647      $2,818     $  9,576
Operating profit (loss)                                   (702)        (334)        421         682           67
Net earnings (loss)(e)                                     315         (639)         39         305           21
Basic and diluted net earnings (loss) per share(a)         .04         (.07)        .00         .03          .00
Weighted average shares outstanding                      8,848        8,855       8,869       8,879        8,863
                                                      ========     ========     =======      ======     ========

Stock Price(b)
High                                                  $   3.47     $   2.00     $  1.63      $ 1.34     $   3.47
Low                                                   $   1.19     $    .88     $   .81      $  .44     $    .44
Quarter and year-end close                            $   1.63     $   1.31        1.00      $  .91     $    .91
Cash dividends declared(c)                            $    -       $    -       $   -        $  -       $    -
------------------------------------------------------------------------------------------------------------------


                                                        First       Second       Third      Fourth
                                                       Quarter      Quarter     Quarter     Quarter        1999
                                                      -------------------------------------------------------------
Revenues                                              $  2,372     $  2,001     $ 2,984      $ 3,114    $ 10,471
Operating (loss)                                        (1,227)      (1,218)        (83)         (55)     (2,583)
Net earnings (loss)(d)                                  (1,559)      (1,580)       (494)         386      (3,247)
Basic and diluted net earnings (loss) per share(a)        (.18)        (.18)       (.06)         .04        (.37)
Weighted average shares outstanding                      8,814        8,819       8,836        8,838       8,827
                                                      ========     ========     =======      =======    ========

Stock Price(b)
High                                                  $   5.63     $   2.00     $  1.38      $  6.25    $   6.25
Low                                                   $   1.25     $   1.00     $   .50      $   .44    $    .44
Quarter and year-end close                            $   1.75     $   1.00     $   .75      $  1.25    $   1.25
Cash dividends declared(c)                            $    -       $    -       $   -        $   -      $    -
------------------------------------------------------------------------------------------------------------------

                                                        First       Second       Third      Fourth
                                                       Quarter      Quarter     Quarter     Quarter        1998
                                                      -------------------------------------------------------------
Revenues                                              $  3,605     $  3,008     $ 2,836      $ 2,561    $ 12,010
Operating (loss)                                        (3,239)      (2,938)     (1,815)      (2,468)    (10,460)
Net (loss)                                              (3,136)      (2,911)     (2,111)      (2,768)    (10,926)
Basic and diluted net (loss) per share(a)                 (.36)        (.33)       (.24)        (.31)      (1.24)
Weighted average shares outstanding                      8,806        8,809       8,815        8,815       8,811
                                                      ========     ========     =======      =======    ========
Stock Price(b)
High                                                  $   5.87     $   4.62     $  3.37      $  3.25    $   5.87
Low                                                   $   3.62     $   2.50     $   .87      $   .90    $    .87
Quarter and year-end close                            $   4.50     $   3.00     $  1.25      $  2.71    $   2.71
Cash dividends declared(c)                            $   -        $    -       $   -        $   -      $    -
------------------------------------------------------------------------------------------------------------------

(a)  Quarterly amounts may not be additive.
(b)  Obtained from The Nasdaq Stock Market, Inc.
(c) The Company has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.
(d) Includes other income, net in the fourth quarter related to the settlement of an account with a customer.
(e) Includes other income, net in the first quarter related to the gain on the sale of the data center.

DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

DIRECTORS

George E. Castrucci(1)(2)*
Retired Chief Executive Officer
Great American Broadcasting Company

Richard C. Levy, M.D.(1)(2)
Professor
University of Cincinnati

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

(1) Audit Committee
(2) Compensation Committee
*   Committee Chairman


OFFICERS

J. Brian Patsy
Chairman of the Board,
Chief Executive Officer and President

Eric S. Lombardo
Executive Vice President
and Corporate Secretary

Paul W. Bridge, Jr.
Chief Financial Officer, Treasurer
and Controller




CORPORATE INFORMATION

--------------------------------------------------------------------------------

Corporate Headquarters
LanVision Systems, Inc.
5481 Creek Road
Cincinnati, Ohio 45242-4001
(513) 794-7100

Stock Transfer Agent
Fifth Third Bank
Corporate Trust Administration
Fifth Third Center
Mail Location 1090D2
Cincinnati, Ohio 45263

Independent Auditors
Ernst & Young LLP
Cincinnati, Ohio

Annual Meeting
The Annual Meeting of Stockholders will be held on May 30, 2001.

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

Common Stock
The Company's common stock trades on The Nasdaq SmallCap Market under the symbol LANV.

As of March 31, 2001, there were approximately 2,300 stockholders.


LanVision Systems, Inc. World-Wide Web Site
Visit us at - http://www.lanvision.com

                                     [LOGO]

                                  LanVision(TM)
                      Healthcare Information Access Systems

                             LANVISION SYSTEMS, INC.
                                 5481 CREEK ROAD
                           CINCINNATI, OHIO 45242-4001
                     PHONE: 513.794.7100, FAX: 513.794.7272

                                                 (C)LanVision Systems, Inc. 2001
                                                             All Rights Reserved

The following are servicemarks, trademarks or registered trademarks of LanVision, Inc.: accessANYware(SM), AccountVision(TM), ASPeN(SM), AVremit(TM), AVregister(TM), ChartVision(R), Document Capture System(TM), codingANYware(SM), DocModify(TM), Enterprisewide Correspondence(TM), Release of Information(TM), LanVision(TM), [LanVision Logo](TM), MicroVision(TM), MultiView(TM), OmniVision(TM), On-Line Chart Completion(TM), SCAN32(TM), VisionFlow(R) and WebView(TM). All other trademarks are trademarks or registered trademarks of their respective companies.