Form 10-K, Exhibit 13
period 2002-01-31
LANVISION SYSTEMS INC
filed 2002-04-29
CIK 1008586

Exhibit 13.1
LANVISION SYSTEMS, INC.

ANNUAL REPORT TO STOCKHOLDERS


                             LanVision Systems, Inc.




                               2001 Annual Report






         [ Art work - photograph of workstation with photo - montage of healthcare images]





                                 [Company Logo]

PAGE 1
TABLE OF CONTENTS
-----------------------------------------------------


Letter to Stockholders..............................2
Our Vision..........................................4
Selected Financial Data.............................8
Management's Discussion and Analysis................9
Report of Management...............................19
Report of Independent Auditors.....................19
Financial Statements...............................20
Notes to Financial Statements......................23
Directors and Officers.............................33
Corporate Information..............................33



LanVision has not paid a dividend on its Common Stock since its inception and does not intend to pay any cash dividends in the foreseeable future.



STOCK PRICES
------------------------------------------------------

                                FISCAL YEAR 2001
                                ----------------

                      HIGH         LOW         CLOSE
                      ----         ---         -----

1st    Quarter     $  1.313     $  0.563     $  1.000

2nd    Quarter        1.750        0.950        1.250

3rd    Quarter        1.700        0.850        1.230

4th    Quarter        4.980        1.070        3.500


                            FISCAL YEAR 2000
                            ----------------

                      HIGH         LOW         CLOSE
                      ----         ---         -----

1st    Quarter     $  3.469     $  1.188     $  1.625

2nd    Quarter        2.000        0.875        1.313

3rd    Quarter        1.625        0.813        1.000

4th    Quarter        1.344        0.438        0.906



CORPORATE PROFILE
--------------------------------------------------------------------------------

LanVision is an Electronic Medical Record solution provider and a leading supplier of Healthcare Information Access Solutions that utilize the power of the Internet/Intranet to link hospitals, physicians, patients and payers to a robust Electronic Medical Record. LanVision's solutions enable the coordination of both "structured" and "unstructured" patient data through a single healthcare information repository. The Company's products are complementary to and integrated with the clinical and financial systems of some of the largest Healthcare Information Management Systems providers in the healthcare industry. LanVision has developed HIPAA (Health Insurance Portability and Accountability Act of 1996) compliant state-of-the-art document imaging, electronic interfaces and workflow tools to enable end users to electronically access all the various forms of healthcare information.




LanVision(TM)
Healthcare Information Access Systems

LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

Dear Stockholder:

Fiscal 2001 was a year of significant accomplishment for LanVision. I am pleased to report that we have achieved several important milestones toward our goals of:

     -    significantly increasing LanVision's profitability;
     - establishing LanVision as a leader in providing products and services to manage the entire life cycle of the Medical Record from creation to long-term retention; and
     - positioning LanVision for important growth by taking advantage of promising new healthcare market opportunities.

LanVision achieved record operating results in fiscal 2001, realizing profitability in 3 of 4 quarters. Furthermore, operating profit increased from $66 thousand in 2000 to more than $2 million in 2001 as a result of accelerated software revenues from our indirect distribution partner who sold eight new enterprise systems in 2001, bringing the total to 21 over the last 4 years. LanVision believes that the accelerated pace of new sales by our current distribution partner, combined with the potential for significant incremental revenues from new strategic partners, bodes well for the future. As additional strategic partners are added, we considerably enhance our ability to penetrate the healthcare marketplace with our products and services. In addition, the predictability of future revenues is improved by expanding our recurring Medical Record services and maintenance services revenue base as each new system is installed.

Management believes that our revenue growth in 2002 will be fueled by:

     - a significant increase in incremental revenue from existing and new strategic distribution partners;
     - an increase in interest by healthcare organizations in LanVision products and services to assist in compliance with the new Federal HIPAA (Health Insurance Portability and Accountability Act of 1996) standards as they relate to the confidentiality and security of Medical Records; and
     - incremental new revenues derived from a new and exciting line of business for LanVision in the remote coding marketplace. Due to an acute shortage of available coding personnel, there currently exists a great demand for solutions to attract and retain qualified coders and to make the coding process more efficient. In May of 2002, LanVision will introduce codingANYware, a new product which will provide workflow automation of the coding and abstracting process by allowing hospital personnel to electronically access documents to be coded and abstracted from remote locations, including the employee's home.

During 2001, three new significant strategic alliances were achieved:

     - LanVision announced it will enter into a referral marketing relationship with 3M Health Information Systems, a division of 3M, in which the 3M Health Record Management Software for Medical Record abstracting will be embedded into LanVision's codingANYware remote coding product. Both products will work seamlessly to code and abstract the Medical Record during the same remote, web-enabled coding session;
     - LanVision announced a strategic business relationship with Iron Mountain Incorporated, a leader in records and information management services, in which LanVision will integrate its document imaging products with Iron Mountain's Digital Archives Services and develop joint marketing programs; and
     - LanVision announced a remarketing agreement with IDX Information Systems Corporation, a leading provider of healthcare information technology solutions, in which the LanVision document imaging and workflow tools will be integrated with the IDX enterprise clinical information systems.

Management believes that these new alliances will contribute to revenues in 2002, with a potential for significant increases in 2003 and beyond, as the integrations are completed and these new partners put their distribution and remarketing mechanisms into place. LanVision also believes that the existing strategic alliances, with Siemens Medical Solutions, IDX, 3M, Iron Mountain, and future agreements with others, significantly increase our healthcare market opportunities.

LanVision believes that the new HIPAA regulations will be a tremendous impetus for healthcare organizations to consider our products and services as a means of ensuring compliance with the new regulations. The current regulations, as proposed, cover all Medical Records whether maintained electronically or the traditional paper-based records. LanVision, we believe, has the most comprehensive, secure and scalable system available in the market today. Our application software is currently functioning in the most demanding of environments, including the ASP delivery model, and is a cost-effective means of meeting the needs of healthcare organizations as they implement the new HIPAA regulations.

LanVision continues to make considerable investments in its products. The Web browser-based technologies, new products and distribution model position LanVision to take advantage of many emerging Internet and services-based healthcare market opportunities relating to the use of the Internet/Intranet as an important new medium to collect and distribute healthcare information. For example, in August 2001, we announced the deployment of our newest state-of-the-art product accessANYware, LanVision's new thin-client, Web-based application that incorporates the latest Java and browser technology to streamline an extensive selection of functionality from one User Interface. The accessANYware product includes a browser-based chart deficiency management system and browser-based electronic storage, management, searching, viewing and processing of all patient health information from a single login.

As a result of the improved distribution of our products and services, our customer base continues to expand as customers enjoy significant operating success while improving patient care. LanVision continues to look for additional market opportunities and new ways to broaden the distribution of our products by pursuing additional strategic business alliances with traditional Healthcare Information Systems companies, emerging healthcare Application Service Providers, and other potential strategic partners who have a need to interact with the patient's Medical Record. We believe that our state-of-the-art, scalable and web-enabled products and services provide a competitive advantage to LanVision and its strategic business partners in the Electronic Medical Record marketplace. We are very optimistic about our future and our ability to expand our business in order to achieve our goal to be the dominant provider of products and services that manage the entire life cycle of the Medical Record.

We are thankful for your continued confidence.

Sincerely,

/s/ J. Brian Patsy

J. Brian Patsy
Chairman of the Board and Chief Executive Officer

                                   OUR VISION

INDUSTRY TRENDS

In the year 2002 and beyond, LanVision believes that the healthcare industry will be devoting a substantial amount of time and information technology budgets to comply with the federal HIPAA (Health Insurance Portability and Accountability Act of 1996) regulations and compliance issues, as they relate to protecting the privacy of patient information. HIPAA is comprised of several rules such as the Privacy Rule and the Security Rule. The final Privacy Rule was published April 2001 with compliance by covered entities required within 24 months, or by April 2003. The final Security Rule has not been published.

In addition to HIPAA, the healthcare industry is being strongly encouraged by many professional medical organizations to make greater use of information technology. The Institute of Medicine (IOM) of the National Academies, in a report entitled "To Err is Human: Building a Better Health System," envisions a revamped system that, among other things, makes greater use of information technology to enable providers and institutions to move away from paper-based medical record systems to take advantage of new information technology. The American Medical Association, American Academy of Family Physicians, American College of Physicians, American Society of Internal Medicine, and the American College of Surgeons, issued a joint statement supporting the IOM recommendations.

The HIPAA regulations and industry trends as recommended in the IOM report could be a tremendous impetus for hospitals and Integrated Healthcare Delivery Networks to begin to seriously look at LanVision's products and services as a means of ensuring compliance with the new regulations and improving healthcare delivery through the use of information technology.

Many healthcare providers have not invested the resources necessary to upgrade their information systems to support their increased information requirements, which could lead to wasted efforts, redundant tests and procedures, and administrative inefficiencies that often adversely impact the quality of care. Furthermore, those organizations that have taken on the challenge of gathering such information electronically have often implemented clinical information systems that have only focused on the structured data components rather than all forms of healthcare information, including paper. In order to make a substantial impact on the inefficiencies inherent in today's healthcare environment, all unstructured data such as images, hand-written physician notes, etc. need to be seamlessly integrated with its structured counterpart in an easily accessible and complete Electronic Medical Record. The Internet/Intranet provides a universal, cost-effective communications medium to deliver the complete Electronic Medical Record to all of the constituents of the healthcare industry.

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

The benefits of the ASP centralized storage and distributed access to all the forms of healthcare information across the healthcare continuum are many and include:

- simultaneous access to the entire medical record regardless of the site of care,
- reduction of redundant diagnostic testing and more informed treatment decisions,
- elimination of shadow or redundant record keeping in multiple patient medical record repositories,
- increased security and decreased risk of loss or unauthorized disclosure of patient information,
-    reduced labor and storage costs associated with paper systems,
-    improved efficiency in chart completion, billings and collections,
-    more control over patient information, and
- physicians and patients can easily share the information with others in the healthcare continuum.

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

A substantial opportunity exists for LanVision, as an ASP, to fundamentally change the way a patient's healthcare information is processed and shared. The ASPs that are first to deliver both structured and unstructured data with ease and to provide secure access to all forms of healthcare information from standard Web browsers will have distinct competitive advantages in the rapidly growing Electronic Medical Record marketplace.

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

For maximum flexibility, the most current LanVision family of products and services is made up of five distinct offerings: The accessANYware Application Suite, codingANYware, The LanVision Application Bridge, The Foundation Suite, and ASPeN, our ASP-based Electronic Medical Record services.

THE ACCESSANYWARE APPLICATION SUITE...a Web browser-based application suite

accessANYware is LanVision's fifth-generation Web-based Electronic Medical Record application that provides authorized users with access to all the various forms of patient health information from a single point of entry. It allows authorized users to perform document searching, retrieval, viewing, processing, printing and faxing, as well as report generation ...all from a single login. COMPLETIONANYWARE is an integrated module of accessANYware that provides analysts and clinicians the ability to remotely analyze and complete deficient records. In addition to a single login, accessANYware delivers a single user interface and integrated database. Therefore, from a single login to the system, users with appropriate security have the ability to search and retrieve information regarding patients and cases (for chart analysis), view, print and fax patient documents, as well as analyze or complete deficient documents, via the completionANYware module. The functions presented to the user vary with the user's security. For example, if the user is a clinician, he/she is presented with an inbox function that displays a list of incomplete charts (awaiting completion) and a list of "linked" patients assigned to them. The clinician then has the option to complete deficient charts, or retrieve patient information, via searching or by clicking on the "linked" patients within their inbox. This access may occur from any workstation within the facility, the physician's office, or some other remote site. With proper security the user is able to view, print and fax patient information.

LanVision clients also have the option of further enhancing the productivity of their operations through the addition of the ENTERPRISEWIDE CORRESPONDENCE (EWC) module. EWC fulfills internal and external requests for information and allows for automatic invoicing capability. It also provides the ability to electronically search for, print, mail or fax information to third parties that request copies of patient records.

CODINGANYWARE...coding capabilities, anywhere, anytime

Due to an acute shortage of available coding personnel, there currently exists a great demand for solutions to attract and retain qualified coders and to make the coding process more efficient. In May 2002, LanVision will introduce codingANYware, which will provide workflow automation of the coding and abstracting process by allowing hospital personnel to electronically access documents to be coded and abstracted from remote locations, including the employee's home. codingANYware may also be integrated with third-party encoding or abstracting software, avoiding redundant data entry.

16.  THE LANVISION APPLICATION BRIDGE (LVAB)...an image-enabling tool

LVAB supports powerful image-enabling and workflow technology that allows healthcare users to immediately and simultaneously access any patient information, including multimedia and paper-based information, through their existing third-party clinical or billing applications. As a result, any application across the entire enterprise can be image-enabled, including the host Healthcare Information Systems, Patient Billing Systems, Clinical Data Repositories and others. When the Clinical Data Repository is image-enabled, users can access any piece of information on the same workstation and from the same screen display, including the point of patient care. This means users can view traditional electronic data and images simultaneously on the same screen without signing in and out of multiple applications.

THE FOUNDATION SUITE...the document imaging/management infrastructure middleware

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

ASPeN...Application Service Provider eHealth Network

LanVision's ASPeN, ASP-based Electronic Medical Record and Business Office Services, offers healthcare providers an even more cost-effective solution to manage patient information. Through its use of Internet/Intranet technology, ASPeN helps hospitals and integrated delivery networks overcome the barriers of high capital and start-up costs as well as the technological burdens of implementing a document imaging/management and workflow system. ASPeN delivers Electronic Medical Record and Business Office Services to its healthcare customers on an outsourced basis from a central data center. Hospitals and integrated delivery systems can therefore take advantage of a private Intranet or the World-Wide-Web, the lowest cost network infrastructure, for truly enterprise-wide, secure access to healthcare information.

Selected Financial Data
--------------------------------------------------------------------------------

                                                                            Fiscal Year(1)
                                           ---------------------------------------------------------------------------------

OPERATING STATEMENT DATA:                     2001             2000              1999             1998              1997
                                              ----             ----              ----             ----              ----
                                                                (In thousands, except per share data)
Total revenues                          $    10,939      $     9,576       $    10,471    $      12,010       $     8,676
Total operating expenses                      8,920            9,509            13,054           22,470            22,493
Operating profit (loss)                       2,019               67            (2,583)         (10,460)          (13,818)
Net earnings (loss)                             210               21            (3,247)         (10,926)          (12,669)
Basic and diluted net earnings
  (loss) per share of common
  stock                                 $       .02      $       .00       $      (.37)   $       (1.24)      $     (1.44)
Shares used in computing
  basic per share data                        8,890            8,863             8,827            8,811             8,827
Shares used in computing
  diluted per share data                      9,074            8,905             8,827            8,811             8,827


                                                                            Fiscal Year(1)
                                           ---------------------------------------------------------------------------------

BALANCE SHEET DATA:                           2001             2000              1999             1998              1997
                                              ----             ----              ----             ----              ----
                                                                            (In thousands)
Cash, cash equivalents and
  investment securities                 $     7,865      $     8,550       $     5,412      $     5,445       $    11,052
Working capital                               6,011            7,168             6,149            7,290             7,141
Total assets                                 13,509           14,358            14,719           17,485            22,200
Long-term debt, including
  current portion                             5,000            6,000             6,000            6,000                 -
Convertible redeemable
  preferred stock                                 -                -                 -                -                 -
Total stockholders' equity                    2,906            2,655             2,613            5,847            16,816

(1) All references to a fiscal year refer to the fiscal year commencing February 1 of that calendar year and ending January 31 of the following year.

--------------

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

LanVision is an Electronic Medical Record solution provider and a leading supplier of Healthcare Information Access Solutions specializing in connectivity solutions that utilize the power of the Internet/Intranet to link hospitals, physicians, patients and payers to a robust Electronic Medical Record. LanVision's products are complementary to existing clinical and financial systems, and use document imaging and workflow tools to ensure end-users can electronically access both "structured" and "unstructured" patient data and all the various forms of healthcare information including clinician's handwritten notes, lab reports, photographs, insurance cards, etc. LanVision's solutions offer value to all of the constituents in the healthcare delivery process by enabling them to simultaneously access information from virtually any location, including the physician's desktop, using Web browser-based technology. Web access to the entire medical record improves physician productivity and reduces administrative costs such as filing, storage, retrieval and upkeep of medical records and clinical costs, such as redundant diagnostic testing. The system enables healthcare providers to access, on a real-time basis, all the various forms of clinical and financial patient information from a single permanent healthcare information repository. LanVision's solutions integrate a proprietary document imaging platform, application suites, and image and Web-enabling tools, that allow for the seamless merger of "back office" functionality with existing Clinical Information Systems at the desktop. LanVision offers a robust document imaging/management infrastructure (Foundation Suite) that is built for high volume transaction processing and is optimized for the healthcare industry. In addition to providing the clinician access to information not previously available at the desktop, LanVision's applications fulfill the administrative and legal needs of the Medical Records and Patient Financial Services departments. Furthermore, these systems have been specifically designed to integrate with any Clinical Information System. For example, LanVision has integrated its products with selected systems from Siemens Medical Solutions Health Services Corporation (SMS), Cerner Corporation and will soon integrate its products with IDX Information Systems Corporation (IDX) applications. By offering electronic access to all the components of the medical record, this integration completes one of the most difficult tasks necessary to provide a true Computer Based Patient Record. LanVision's systems deliver on-line enterprisewide access to fully-updated patient information, which historically was maintained on a variety of media, including paper, magnetic disk, optical disk, x-ray film, video, audio and microfilm.

Critical Accounting Policies and Estimates (See also Noted to Financial Statements.)

LanVision's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires LanVision to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, LanVision evaluates its estimates, including those related to product revenues, bad debts, capitalized software development costs, income taxes, warranty obligations, support contracts and contingencies and litigation. LanVision bases its estimates on historical experience and on various other assumptions that LanVision believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and revenue recognition. Actual results may differ from these estimates under different assumptions or conditions.

LanVision believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

LanVision records revenues for customer contracts, including special payment agreements and royalties from third-party resellers in accordance with Statement of Position 97-2, Software Revenue Recognition. Generally, revenue from software license fees and hardware sales to end-users is recognized when a master agreement is signed and products are made available to end-users. Revenue related to routine installation and integration and project management is deferred until the work is performed. If a contract requires LanVision to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. LanVision follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged or credited to income in the period in which the facts that give rise to the revision become known. Revenue from consulting, education and application-hosting services is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

Under the terms of a remarketing agreement with Siemens Medical Solutions Health Services Corporation (SMS), royalties are remitted by SMS to LanVision based upon SMS sublicensing LanVision's software to SMS's customers. Twenty-five percent of the royalty is due 30 days following the end of the quarter in which SMS executes the end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty report. The remaining seventy-five percent of the royalty is due from SMS when software implementation activities commence. LanVision records this revenue when the seventy-five percent payment due from SMS is fixed and determinable, which is generally when software implementation activities commence.

Under the terms of a remarketing agreement with IDX Information Systems Corporation (IDX) royalties are remitted by IDX to LanVision based upon IDX sublicensing LanVision's software to IDX's customers. Thirty percent of the royalty is due 45 days following the end of the month in which IDX executes an end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty report. The remaining seventy percent of the royalty is due from IDX, in varying amounts based on implementation milestones, 45 days following the end of the month in which a milestone occurs. LanVision records this revenue when the seventy percent payment due from IDX is fixed and determinable, which is generally when the software implementation activities commence. The IDX remarketing agreement was signed in January 2002, and no revenues have been recorded to date.

Bad Debts

LanVision maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of LanVision's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. LanVision's customers typically have been well-established hospitals or medical facilities with good credit histories and payments have been received within normal time frames for the industry. However, some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities and extended payment of receivables is not uncommon.

Capitalized Software Development Costs

LanVision reviews, on an on-going basis, the carrying value of its capitalized software development costs, net of accumulated amortization. LanVision believes that the stated value of $1,189,701 at January 31, 2002, is a conservative estimate of its true value. Over the last three years, LanVision has spent $6,442,381 in Research and Development, of which $1,220,000, or 19%, has been capitalized. Amortization of capitalized software during the last three years has amounted to $780,000, or a net increase in capitalized software of only $440,000. Many of the programs related to c apitalized software development continue to have great value to LanVision's current products and those under development as the concepts and ideas are readily transferable and are incorporated into new products.

Warranties

LanVision provides for the estimated cost of product warranties at the time revenue is recognized. Should products fail to meet certain performance standards as warranted, LanVision's estimated warranty liability might need to be increased. LanVision bases its warranty estimates on the nature of any performance complaint, the effort necessary to resolve the issue, customer requirements and any potential concessions which may be required to be granted to a customer which result from performance issues.

Debt Covenants

The long-term debt of $5,000,000 is secured by all of the assets of LanVision and the loan agreement, as amended, restricts LanVision from incurring additional indebtedness for borrowed money, including capitalized leases, limits certain investments, restricts substantial asset sales, capital expenditures, cash dividends, stock repurchases, and mergers and consolidations with unaffiliated entities without lender consent. In addition, LanVision is required to meet certain financial covenants, including minimum levels of revenues, earnings, and net worth. Also, the loan agreement requires LanVision to maintain a minimum cash balance of $4,800,000. LanVision was in compliance with all of the covenants during fiscal 2001. LanVision believes that it will be able to comply with all of its covenants in fiscal 2002, and the likelihood of defaulting on the debt covenants is not likely absent any material adverse events that may affect the healthcare industry or our market. In the past LanVision has requested, and the lender has granted, waivers of certain debt covenants. However, our expectations of future operating results and continued compliance with the debt covenants cannot be assured and the lenders' actions are not controllable by us. If our projections of future operating results are not achieved and the debt is placed in default, LanVision would experience a material adverse impact on the reported financial position and results of operations.

-----

Historically, LanVision has derived its revenues from systems sales involving the licensing, either directly or through remarketing partners, of its Electronic Medical Record solution to Integrated Healthcare Delivery Networks
(IDN). In a typical transaction, LanVision, or its remarketing partners, enter into a perpetual or term license or fee-for-service agreement for LanVision's Electronic Medical Record software suite and may license or sell other third-party software and hardware components to the IDN. Additionally, LanVision, or its remarketing partners provide professional services, including implementation, training and product support.

With respect to systems sales, LanVision earns its highest margins on proprietary LanVision software or application-hosting services and the lowest margins on third-party hardware. Systems sales to customers may include different configurations of software and hardware, resulting in varying margins among contracts. The margins on professional services revenues fluctuate based upon the negotiated terms of the agreement with each customer and LanVision's ability to fully utilize its professional services, maintenance and support services staff.

Beginning in 1998, LanVision began offering customers the ability to obtain its Electronic Medical Record solution on an application-hosting basis as an Application Service Provider (ASP). LanVision's ASP Division, established a centralized data center and installed LanVision's Electronic Medical Record suite, called ASPeN (Application Service Provider eHealth Network) within the data center. Under this arrangement, customers electronically capture information and transmit the data to the centralized data center. The ASP Division stores and manages the data using LanVision's Electronic Medical Record suite of applications, and customers can view, print or fax the information from anywhere using the LanVision Web-based applications. The ASP Division charges and recognizes revenue for these services on a per transaction or subscription basis as information is captured, stored, and retrieved.

In February 2000, LanVision sold its centralized data center for $2,900,000. Simultaneously therewith, LanVision entered into an annual service agreement with the buyer. Under the terms of this service agreement, which can be renewed annually at the sole option of the Company, in exchange for processing fees, LanVision will continue to use the data center to provide ASP services to LanVision's current and future customers. Although LanVision sold the data center assets, LanVision continues to market its ASP solutions, which include an agreement with SmartHealth Services, Inc. LanVision continues to provide its ASP solutions through the data center and intends to utilize other data center service providers.

In August 2000, LanVision entered into an agreement with SmartHealth Services, Inc. (SmartHealth), which allows SmartHealth to utilize

LanVision's MicroVision Electronic Medical Record (EMR) product combined with Web-based SmartHealth software to provide affordable, Web-based EMR document management and viewing services to hospitals and clinics via the Internet. SmartHealth Services, in conjunction with their affiliate Alpharetta, Georgia based Smart Professional Photocopy Corporation d/b/a Smart Corporation, distributes their services through Smart Corporation's extensive sales distribution network which currently consists of over 1,000 hospitals and 4,600 clinic customers throughout 46 states. LanVision is compensated for use of its software based upon the number of EMR images SmartHealth scans and stores using the MicroVision application. To date, the revenues from SmartHealth have not been significant and LanVision is unable, at this time, to determine the magnitude of future revenues.

The decision by a healthcare provider to replace, substantially modify or upgrade its information systems is a strategic decision and often involves a large capital commitment requiring an extended approval process. Since inception, LanVision has experienced extended sales cycles, which has adversely affected revenues. It is common for sales cycles to take six to eighteen months from initial contact to the execution of an agreement. As a result, the sales cycles can cause significant variations in quarter-to-quarter operating results. These agreements cover the entire implementation of the system and specify the implementation schedule, which typically takes place in one or more phases. The agreements generally provide for the licensing of LanVision's proprietary software and third-party software with a perpetual or term license fee that is adjusted depending on the number of concurrent users or workstations using the software. Third-party hardware is sold outright, with a one-time fee charged for installation and training. Site-specific customization, interfaces with existing customer systems and other consulting services are sold on a fixed fee or a time and materials basis. Alternatively, with LanVision's ASPeN Services solution, the Application-hosting Services agreements generally provide for utilizing LanVision's software and third-party software on a fee per transaction or subscription basis.

The ASPeN Services Division was designed to overcome obstacles in the buying decision such as large capital commitment, length of implementation, and the scarcity of time for Healthcare Information Systems personnel to implement new systems. Customers pay for application-hosting services on a per transaction or subscription basis, and the centralized data center applications are operated and maintained by LanVision personnel and/or its agents. In 1999, the ASPeN Services Division signed a four-year contract with The Health Alliance of Greater Cincinnati, a group of five hospitals in the Greater Cincinnati Area, to provide outsourced data center operations of its LanVision Electronic Medical Record solution. LanVision believes that more IDN's will begin to look for this type of ASP application. LanVision believes its business model is especially well suited for the ambulatory marketplace and is actively pursuing remarketing agreements, in addition to those discussed below, with other Healthcare Information Systems providers to distribute LanVision's Electronic Medical Record solution.

In 1998, LanVision entered into a five year Remarketing Agreement with Siemens Medical Solutions Health Services Corporation. Under the terms of the Agreement, SMS was granted an exclusive worldwide license to distribute ChartVision, On-Line Chart Completion, WebView and Enterprisewide Correspondence to the SMS customer base and prospect base, as defined in the Agreement, and a non-exclusive license to distribute all other LanVision products. If SMS distributes any other Electronic Medical Record product competing with LanVision's products, LanVision may terminate the SMS Remarketing Agreement.

In January 2002, LanVision entered into a five year Remarketing Agreement with IDX Information Systems Corporation. Under the terms of the agreement, IDX was granted a non-exclusive worldwide license to distribute accessANYware, codingANYware when it becomes available, and ASPeN services to IDX customers and prospective customers, as defined in the Agreement. No revenues from IDX have been recorded to date.

In December 2001, a letter of intent was signed by 3M Health Information Systems, division of 3M, whereby 3M and LanVision will enter into a referral marketing agreement for its new product codingANYware, the terms and conditions of which are in the final stages of negotiation. Revenues from this agreement are expected to begin after the general release of codingANYware, in 2002.

RESULTS OF OPERATIONS

The following table sets forth, for each fiscal year indicated, certain operating data as percentages:


                    CONSOLIDATED STATEMENTS OF OPERATIONS(1)

                                                           Fiscal Year(2)
                                                    -----------------------------

                                                      2001       2000      1999
                                                      ----       ----      ----
Systems sales                                         39.2%      33.0%      33.5%
Services, maintenance and support                     53.7       58.7       63.0
Application-hosting services                           7.1        8.3        3.5
                                                     -----      -----      -----
    Total revenues                                   100.0      100.0      100.0
Cost of sales                                         38.9       48.5       60.3
Selling, general and administrative                   30.0       33.3       43.7
Product research and development                      12.6       17.5       20.7
                                                     -----      -----      -----
    Total operating expenses                          81.5       99.3      124.7
                                                     -----      -----      -----
Operating profit (loss)                               18.5        0.7      (24.7)
Other income (expense), net                          (16.6)      (0.5)      (6.3)
                                                     -----      -----      -----
Net earnings (loss)                                    1.9%       0.2%     (31.0)%
                                                     =====      =====      =====
Cost of systems sales                                 15.5%      30.6%      22.5%
                                                     =====      =====      =====
Cost of services, maintenance and support             55.3%      59.0%      60.7%
                                                     =====      =====      =====
Cost of application-hosting services                  44.2%      45.5%     411.2%
                                                     =====      =====      =====

(1) Because a significant percentage of the operating costs are expensed as incurred, a variation in the timing of systems sales and installations and the resulting revenue recognition can cause significant variations in operating results. As a result, period-to-period comparisons may not be meaningful with respect to the past operations nor are they necessarily indicative of the future operations. The data in the table is presented solely for the purpose of reflecting the relationship of various operating elements to revenues for the periods indicated.

(2) All references to a fiscal year refer to the fiscal year commencing on February 1 of that calendar year and ending on January 31 of the following year.

COMPARISON OF FISCAL YEAR 2001 WITH 2000

REVENUES. Total revenues for fiscal year 2001 were $10,938,846 compared with revenues of $9,575,637 in fiscal 2000, an increase of $1,363,209 or14%. Revenues from systems sales in fiscal 2001 were $4,291,921, an increase of $1,133,038 or 36% of systems sales in fiscal 2000. LanVision's remarketing partner Siemens Medical Solutions Health Services Corporation (SMS) sold eight new systems to hospitals in addition to the 13 sold in the prior three years. Approximately, 75% of fiscal 2001 revenues came from fulfillment of backlog and add-on business, primarily expansion and upgrades of systems for LanVision's existing clients, and 25% came from SMS, compared with 85% and 15%, respectively in fiscal 2000. Systems sales from SMS were $2,347,384 in fiscal 2001 compared with $949,861 in fiscal 2000. Revenues from services, maintenance and support in fiscal 2001 were $5,874,483, an increase of $247,767 or 4% over fiscal 2000. The increase results from higher maintenance revenues of approximately $354,000, offset by approximately $106,000 in lower professional services revenues. Maintenance revenues in fiscal 2001 were $4,032,233, an increase of $354,136, or 9.6% over maintenance revenues in fiscal 2000. The increase in maintenance revenues in fiscal 2001 is primarily due to new installations by our remarketing partner, and expansion of existing LanVision client systems. Professional services revenues in fiscal 2001 were $1,842,250, a decrease of $106,369, or 5% of the professional services revenues in fiscal 2000. The decrease was caused by lower utilization of existing staff in 2001. Revenues from application-hosting services decreased $17,596, or 2%. The decrease was due to a temporary short-term decline in the volume of usage by our largest application-hosting client. Application-hosting services revenues are usage based and fluctuations in admissions, length of stay, return patient visits, etc. affect the system usage and the corresponding application-hosting services revenues. In fiscal 2001, three customers accounted for 25% of the total revenues compared with 30% in fiscal 2000, exclusive of our remarketing partner SMS.

Revenues for fiscal 2001 and 2000 were less than LanVision's plan for each year. The shortfall in revenues occurred for various reasons, including: significantly lower spending on information technology by healthcare institutions as many institutions delayed implementation for new Electronic Medical Record (EMR) systems until final Federal Health Privacy Regulations to comply with HIPAA are issued. Buying decisions at certain hospitals and integrated healthcare delivery networks are influenced by recommendations of the largest Healthcare Information Systems (HIS) vendors, including: Siemens Medical Solutions Health Services Corporation, McKesson HBOC, Inc., Cerner Corporation, IDX Information Systems Corporation and Eclipsys Corporation. It continues to be difficult for companies with relatively small sales forces to influence the buying decisions as effectively as the major HIS vendors which is why LanVision has transitioned its distribution model from a direct selling organization to indirect distribution, primarily through remarketers, such as SMS and IDX, and the ASP application-hosting services based delivery model.

A Remarketing Agreement with SMS was signed in 1998, and throughout fiscal 1998, 1999 and 2000, LanVision and SMS integrated the LanVision product line with the SMS NOVIUS product. The final integration and testing of the products was completed in late 2000. During 1998, 1999 and most of 2000, SMS remarketed LanVision's products on a limited basis through their specialized document imaging sales force. SMS successfully closed four new agreements for LanVision's products in 1998, four in 1999, five in 2000 and eight new agreements in 2001 after the completion of the product integration in 2000. The twenty-one agreements represent approximately $6,475,000 in software royalties to LanVision. Approximately $2,345,461 and $912,808 of software royalties were recognized in 2001 and 2000, respectively, and approximately $1,382,000 of software royalties has not yet been recognized until SMS commences software implementation. LanVision believes a greater percentage of its future revenues will come from remarketing agreements with SMS, IDX, 3M and other HIS vendors. LanVision continues to actively pursue remarketing agreements with other companies.

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

Many new companies, such as WebMD Corporation and MedicaLogic/Medscape, Inc. have emerged to provide healthcare applications through private Intranets or secure applications on the Internet. Additionally, the traditional HIS companies have developed clinical information systems for the Internet. LanVision's applications are well suited for integration with such clinical systems and are optimized for use on the Internet and private Intranets. Through its ASP Division, application-hosting customers can rapidly deploy and access healthcare information using Web browser-based technology from a central data center on a per transaction or subscription basis thereby minimizing up-front capital expenditures. LanVision believes healthcare organizations will continue to increase their use of healthcare applications through the Internet, and LanVision's products are an integral part of providing a complete CPR across the Internet. LanVision continues to actively pursue strategic relationships with other healthcare Application Service Providers.

Management believes that revenue growth in 2002 will be fueled by: a significant increase in incremental revenue from existing and new strategic distribution partners, an increase in interest by healthcare organizations in LanVision products and services to assist in compliance with the new Federal HIPAA (Health Insurance Portability and Accountability Act of 1996) standards as they relate to the confidentiality and security of Medical Records, and incremental new revenues derived from a new and exciting line of business for LanVision in the remote coding marketplace. Due to an acute shortage of available coding personnel, there currently exists a great demand for solutions to attract and retain qualified coders and to make the coding process more efficient. In May 2002, LanVision will introduce codingANYware, a new product which will provide workflow automation of the coding and abstracting process.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of application-hosting services. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party hardware and software. Cost of systems sales, as a percentage of systems sales, varies from period-to-period depending on hardware and software configurations of the systems sold. The cost of systems sales as a percentage of revenues in fiscal 2001 and 2000 were 16% and 31%, respectively. The lower costs in 2001 reflect a higher volume of LanVision software components, with higher margins and significantly lower hardware and third-party software components, which have lower margins. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 2001 and 2000 were 55% and 59%, respectively. The cost of application-hosting services represents primarily processing fees paid to a third-party data center provider. The cost of the application-hosting services varies in proportion to the revenues recognized by LanVision.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses consist primarily of personnel and related costs, travel and living expenses, trade shows, etc. for selling and marketing activities and general corporate and administrative activities. In fiscal 2001, selling, general and administrative expenses were $3,285,247 compared with $3,187,209 in fiscal 2000. The $98,038 increase in fiscal 2001 is primarily attributed to normal increases, including the cost of living and other nominal price increases, offset by continued cost containment policies.

PRODUCT RESEARCH AND DEVELOPMENT. Product research and development expenses in fiscal 2001 were $1,381,557 compared with $1,674,383 in fiscal 2000. The decrease reflects increased capitalized software development costs, and reductions in outside programmers, depreciation and miscellaneous other expenses. During 2001, LanVision concentrated its development efforts primarily on its new products - accessANYware and codingANYware. LanVision capitalized $500,000 in product research and development costs in fiscal 2001, compared with $420,000 in 2000.

OTHER INCOME (EXPENSE). Interest income consists primarily of interest on cash and cash equivalents. The decrease results from lower average cash balances in fiscal 2001 compared with fiscal 2000 and significantly lower interest rates. Interest expense in 2001 and 2000 is related to the long-term debt and, additional interest on the unpaid long-term accrued interest payable to the lender.

PROVISION FOR INCOME TAXES. LanVision is in a tax loss carryforward position, and is unable to recognize a tax benefit for losses because utilization of a tax benefit for such losses is not assured. The tax loss carryfoward approximates $29,000,000. The income tax provision in fiscal year 2001, relates to the Alternative Minimum Tax provision, as all income cannot be offset against the tax loss carryforward.

NET EARNINGS. Net earnings in fiscal year 2001 were $210,360 compared with net earnings of $20,893 in fiscal 2000. The fiscal 2000 earnings of $20,893 include a $1,381,419 gain on the sale of the data center. Excluding the gain on the data center, the fiscal year 2000 net loss would have been $1,360,526 compared with the current year net earnings of $210,360 or a $1,570,886 improvement on overall operations. The $1,570,886 improvement, results primarily from a $1,652,375 increase in LanVision software revenue in fiscal 2001.

Since commencing operations in 1989, LanVision has incurred substantial operating losses. Although LanVision achieved profitability in fiscal years 2001, 2000 and 1993, 1992, LanVision incurred a net loss in fiscal years 1994 through 1999. Based upon the expenses associated with current and planned staffing levels, continued profitability is dependent upon increasing revenues. There can be no assurance that LanVision will be able to achieve consistent profitability on a quarterly or annual basis nor be able to sustain or increase its revenue growth in future periods and believes historical operating results may not be indicative of the future performance of LanVision in the near or long-term.

BACKLOG. At January 31, 2002, LanVision has master agreements, purchase orders or royalty reports from remarketing partners for systems and related services (excluding support and maintenance, and transaction-based revenues for the ASP Division), which have not been delivered, installed and accepted which, if fully performed, would generate future revenues of approximately $4,417,000. The related products and services are expected to be delivered over the next two to three years. In addition, customers contract for maintenance and support services on a monthly, quarterly or annual basis. In 2001, maintenance and support revenues approximated $4,032,000 and are expected to increase in fiscal 2002. Furthermore, the ASP Division has entered into application-hosting agreements, which are expected to generate revenues in excess of $840,000, over the remaining life of the agreements.

COMPARISON OF FISCAL YEAR 2000 WITH 1999

REVENUES. Total revenues for fiscal year 2000 were $9,575,637 compared with revenues of $10,471,143 in fiscal year 1999, a decrease of $895,506 or 9%. Revenues from systems sales in fiscal 2000 were $3,158,883, a decrease of $351,215 or 10% of systems sales in fiscal 1999. In fiscal 2000, LanVision had no new direct sales customers as most hospitals deferred implementation of new Electronic Medical Record (EMR) systems until the final Federal Health Privacy Regulations are promulgated, to comply with the requirements of HIPAA. However, LanVision's remarketing partner Siemens Medical Solutions Health Services Corporation (SMS) sold five new systems to hospitals in addition to the eight sold in the prior two years. Approximately, 85% of fiscal 2000 revenues came from fulfillment of backlog and add-on business, primarily expansion and upgrades of systems for LanVision's existing clients, and 15% came from the Remarketing Agreement, compared with 82% and 18%, respectively in fiscal 1999. Systems sales from SMS were $949,861 in fiscal 2000 compared with $1,144,935 in fiscal 1999. Revenues from services, maintenance and support in fiscal 2000 were $5,626,716, a decrease of $965,550 or 15% in fiscal 1999. The decrease results primarily from lower project management revenues for professional services and system interfaces, as LanVision installed no new systems in fiscal 2000. Maintenance revenues in fiscal 2000 were $3,678,097, an increase of $413,782, or 13% over maintenance revenues in fiscal 1999. The increase in maintenance revenues in fiscal 2000 is primarily due to new installations by our remarketing partner, and expansion of existing LanVision client systems. Professional services revenues in fiscal 2000 were $1,948,619, a decrease of $1,379,332, or 41% of professional services revenues in fiscal 1999. The decrease is directly related to the lack of implementation of new systems in fiscal 2000, compared with fiscal 1999 when new versions of software were installed to achieve Year 2000 compliance. Revenues for application-hosting services increased $421,259, due to the conversion of one of our existing customers from a software licensee to an ASP Division customer using our application-hosting services. In fiscal 2000, three customers accounted for 30% of the total revenues compared with 29% in fiscal 1999, exclusive of our remarketing partners.

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

A Remarketing Agreement with SMS was signed in 1998, and throughout fiscal 1998, 1999 and 2000, LanVision and SMS integrated the LanVision product line with the SMS NOVIUS product. The final integration and testing of the products was completed in late 2000. During 1998, 1999 and most of 2000, SMS remarketed LanVision's products on a limited basis through their specialized document imaging sales force. SMS successfully closed four new agreements for LanVision's products in 1998 and four in 1999, and five new agreements in 2000. The thirteen agreements represent approximately $4,319,332 in software royalties to LanVision. Approximately $912,808 and $1,142,420 of software royalties were recognized in 2000 and 1999, respectively, and approximately $1,572,295 of software royalties had not been recognized, as of January 31, 2001, until SMS commenced software implementation.

COST OF SALES. Cost of sales consists of cost of systems sales, cost of services, maintenance and support and cost of application-hosting services. Cost of systems sales includes amortization of capitalized software costs, royalties and cost of third-party hardware and software. Cost of systems sales, as a percentage of systems sales, varies from period-to-period depending on hardware and software configurations of the systems sold. The cost of systems sales as a percentage of revenues in fiscal 2000 and 1999 were 31% and 23%, respectively. The higher costs in 2000 reflect lower margins on hardware and third-party software components. Cost of services, maintenance and support includes salaries and benefits for support and professional services personnel and the cost of third-party maintenance contracts. Cost of services, maintenance and support as a percentage of services, maintenance and support revenues in 2000 and 1999 were 59% and 61%, respectively. The cost of application-hosting services in 2000 represents primarily processing fees paid, under the service agreement, to the buyer of the data center. In 1999, the cost of application-hosting services represented the depreciation of equipment and the personnel and other operating costs necessary to operate the central data center. The decrease in the cost in 2000 is due entirely as a result of the sale of the data center and LanVision's utilization of only a portion of the central data center in exchange for processing fees paid to the buyer.

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

LIQUIDITY AND CAPITAL RESOURCES

During the last five fiscal years, LanVision has funded its operations, working capital needs and capital expenditures primarily from a combination of cash generated by operations, and a $6,000,000 loan.

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

LanVision has no significant obligations for capital resources, other than noncancelable operating leases in the total amount of approximately $172,656, payable over the next five years.

In July 2004, upon maturity of the long-term debt, LanVision may, under the terms of the long-term debt agreement, be required to pay to the lender an amount necessary so that the market value of the stock underlying the Warrants issued to the lender in connection with the long-term debt, plus the 12% interest paid on the loan will yield the lender a 25% compound annual return. If the yield from the Warrants plus interest paid does not provide the lender with the 25% guaranteed compound annual return, LanVision is required to pay the additional amount in cash at the time of maturity. Accordingly, LanVision is accruing interest on the loan at a 25% compound interest rate, regardless of the market value of the stock and the inherent value of the Warrants. The current estimate of the maximum amount at maturity, which would be required to be paid to the lender, assuming the Warrants have no value, is approximately $5,800,000. Depending on the amount of cash LanVision has at that time, and the value of the Warrants, it may be necessary for LanVision to borrow funds or obtain additional equity in order to fund the deferred interest payable to the lender at that time. LanVision believes that continued operating performance improvements should enable it to fund a portion of any obligation and borrow the additional funds necessary to retire the obligation at maturity. However, there can be no assurance LanVision will be able to do so.

Over the last several years, LanVision's revenues were less than its internal plans. However, during the same period, LanVision has expended significant amounts for capital expenditures, product research and development, sales, support and consulting expenses. This resulted in significant net cash outlays over the last five years. Although LanVision has reduced staffing levels and related expenses, increased revenues and improved operating performance, LanVision's expenses may continue to increase. Accordingly, to continue to achieve increasing profitability, and positive cash flow, it is necessary for LanVision to increase revenues or continue to reduce expenses. LanVision believes that the requirement for healthcare organizations to become HIPAA compliant, and the recent signing of the IDX Information Systems Corporation remarketing agreement and the 3M agreement in the process of negotiations should offer significant opportunities to increase revenues. Additionally, the SMS Remarketing Agreement, as previously noted, has significantly expanded the sales distribution capabilities and LanVision believes the IDX agreement will also expand sales distribution similar to that of SMS. LanVision believes that market opportunities are such that LanVision should be able to increase its revenues. However, there can be no assurance LanVision will be able to do so.

In February 2000, LanVision sold its Data Center for $2,900,000. LanVision received $2,000,000 and the remaining $900,000 was received in twelve monthly installments commencing March 1, 2000. The sale resulted in a gain of approximately $1,400,000.

At January 31, 2002, LanVision had cash and cash equivalents of $7,865,053. Cash equivalents consist primarily of overnight bank repurchase agreements and short-term commercial paper. Under the terms of its loan agreement, as amended, LanVision has agreed to maintain a minimum cash and cash equivalent balance of $4,800,000. During fiscal 2002, $2,000,000 of long-term debt is required to be repaid to the lender.

LanVision has significantly reduced operating expenses during the last three fiscal years, and believes it will continue to improve operating results in fiscal 2002. Notwithstanding the increases in fiscal year 2001 revenues and operating profit, LanVision will, for the foreseeable future, need to continually assess its revenue prospects compared to its then current expenditure levels. If it does not appear likely that revenues will increase, it may be necessary to reduce operating expenses or raise cash through additional borrowings, the sale of assets, or other equity financing. Certain of these actions will require lender approval. However, there can be no assurance LanVision will be successful in any of these efforts. If it is necessary to significantly reduce operating expenses, this could have an adverse affect on future operating performance.

To date, inflation has not had a material impact on LanVision's revenues or expenses. Additionally, LanVision does not have any significant market risk exposure at January 31, 2002.

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


/s/ J. Brian Patsy                      /s/ Paul W. Bridge, Jr.


J. Brian Patsy                          Paul W. Bridge, Jr.
Chairman of the Board and               Chief Financial Officer
Chief Executive Officer                 and Treasurer


                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors
LanVision Systems, Inc.

We have audited the consolidated balance sheets of LanVision Systems, Inc. as of January 31, 2002 and 2001, and the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LanVision Systems, Inc. at January 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.


Cincinnati, Ohio
March 8, 2002                           /s/ Ernst & Young LLP

                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS
                                                                                          Fiscal Year
                                                                              ------------------------------------
                                                                                   2001                 2000
                                                                                   ----                 ----
Current assets:
  Cash and cash equivalents (restricted
     by the long-term debt agreement)                                           $  7,865,053    $  8,549,732
  Note receivable                                                                       --            75,000
  Accounts receivable, net of allowance for doubtful
    accounts of $400,000, respectively                                             1,451,027       2,080,154
  Unbilled receivables                                                             1,742,785       1,356,413
  Other                                                                              315,043         367,289
                                                                                ------------    ------------
        Total current assets                                                      11,373,908      12,428,588

Property and equipment:
  Computer equipment                                                               1,875,590       2,715,246
  Computer software                                                                  421,962         501,077
  Office furniture, fixtures and equipment                                         1,139,457       1,233,175
  Leasehold improvements                                                             117,795         114,965
                                                                                ------------    ------------
                                                                                   3,554,804       4,564,463
  Accumulated depreciation and amortization                                       (3,048,793)     (3,857,871)
                                                                                ------------    ------------
                                                                                     506,011         706,592

Capitalized software development costs, net of accumulated
  amortization of $1,700,228 and $1,400,228, respectively                          1,189,701         989,701
Installment receivables                                                              267,969            --
Other                                                                                171,516         233,235
                                                                                ------------    ------------
                                                                                $ 13,509,105    $ 14,358,116
                                                                                ============    ============


          LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                              $    230,571    $    464,615
  Accrued compensation                                                               235,958         306,180
  Accrued other expenses                                                           1,525,096       1,733,631
  Deferred revenues                                                                1,371,200       1,755,938
  Current portion of long-term debt                                                2,000,000       1,000,000
                                                                                ------------    ------------
        Total current liabilities                                                  5,362,825       5,260,364

Long-term debt                                                                     3,000,000       5,000,000
Long-term accrued interest                                                         2,239,798       1,442,285

Convertible redeemable preferred stock, $.01 par value per share, authorized,
    8,500 shares issued and outstanding (see above)
    5,000,000 shares authorized                                                         --              --

Stockholders' equity:
  Common stock, $.01 par value per share, 25,000,000 shares authorized,
    4,488,000 shares issued and outstanding at year end of fiscal 1995 and 1996
    authorized, 8,913,947 and 8,896,500 shares issued, respectively                   89,139          88,965
  Capital in excess of par value                                                  34,787,849      34,829,406
  Treasury stock, at cost, 17,259 shares                                                --           (82,038)
  Accumulated (deficit)                                                          (31,970,506)    (32,180,866)
                                                                                ------------    ------------
        Total stockholders' equity                                                 2,906,482       2,655,467
                                                                                ------------    ------------
                                                                                $ 13,509,105    $ 14,358,116
                                                                                ============    ============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                 Fiscal Year
                                                                ---------------------------------------------
                                                                     2001            2000            1999
                                                                     ----            ----            ----
REVENUES:
  Systems sales                                                 $  4,291,921    $  3,158,883    $  3,510,098
  Services, maintenance and support                                5,874,483       5,626,716       6,592,266
  Application-hosting services                                       772,442         790,038         368,779
                                                                ------------    ------------    ------------
        Total revenues                                            10,938,846       9,575,637      10,471,143

OPERATING EXPENSES:
  Cost of systems sales                                              663,977         966,819         792,556
  Cost of services, maintenance and support                        3,247,415       3,321,484       4,000,808
  Cost of application-hosting services                               341,616         359,152       1,516,482
  Selling, general and administrative                              3,285,247       3,187,209       4,577,853
  Product research and development                                 1,381,557       1,674,383       2,166,441
                                                                ------------    ------------    ------------
        Total operating expenses                                   8,919,812       9,509,047      13,054,140
                                                                ------------    ------------    ------------
Operating profit (loss)                                            2,019,034          66,590      (2,582,997)
Other income (expense):
  Interest income                                                    270,955         480,496         177,449
  Other, net                                                            --         1,381,419         838,854
  Interest expense                                                (2,066,629)     (1,907,612)     (1,680,379)
                                                                ------------    ------------    ------------
Earnings (loss) before income taxes                                  223,360          20,893      (3,247,073)
  Income tax provision                                               (13,000)           --              --
                                                                ------------    ------------    ------------
Net earnings (loss)                                             $    210,360    $     20,893    $ (3,247,073)
                                                                ============    ============    ============
Basic net earnings (loss) per common share                      $        .02    $        .00    $       (.37)
                                                                ============    ============    ============
Number of shares used in basic per common share computation        8,889,586       8,862,974       8,827,055
                                                                ============    ============    ============
Diluted net earnings (loss) per common share                    $        .02    $        .00    $       (.37)
                                                                ============    ============    ============
Number of shares used in diluted per common share computation      9,073,720       8,905,074       8,827,055
                                                                ============    ============    ============


          CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE
                    PREFERRED STOCK AND STOCKHOLDERS' EQUITY


                                  Convertible                     Capital in                                        Total
                                  redeemable       Common         excess of        Treasury      Accumulated     stockholders'
                               preferred stock      stock        par value         Stock        (deficit)          equity
                               ---------------     ---------    -------------   ------------   --------------    -------------
Balances at January 31, 1999      $      -         $  88,965    $  35,102,459   $  (389,692)   $  (28,954,686)    $  5,847,046
  Sale of treasury stock
    and exercise of stock                -                 -          (98,528)       111,771                -           13,243
options
  Net (loss)                             -                 -                -              -       (3,247,073)      (3,247,073)
                                  ------------     ---------    -------------   ------------   --------------     ------------
Balances at January 31, 2000             -            88,965       35,003,931       (277,921)     (32,201,759)       2,613,216
  Sale of treasury stock
    and exercise of stock                -                 -         (174,525)       195,883               -            21,358
options
  Net earnings                           -                 -              -                -           20,893           20,893
                                  ------------     ---------    -------------   ------------   --------------     ------------
Balances at January 31, 2001             -            88,965       34,829,406        (82,038)     (32,180,866)       2,655,467
  Sale of treasury stock
    and exercise of stock                -               174          (41,557)        82,038                -           40,655
options
  Net earnings                           -                 -                -              -          210,360          210,360
                                  ------------     ---------    -------------   ------------   --------------    -------------
Balances at January 31, 2002      $      -         $  89,139    $  34,787,849   $          -   $  (31,970,506)   $   2,906,482
                                  ============     =========    =============   ============   ==============    =============

See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             Fiscal Year
                                                                     ---------------------------------------------------------
                                                                           2001                 2000                 1999
                                                                           ----                 ----                 ----
Operating activities:
  Net earnings (loss)                                                   $   210,360         $    20,893        $(3,247,073)
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
    Gain on the sale of property and equipment                                 --            (1,381,419)              --
    Depreciation and amortization                                           685,634             842,530          1,684,138
    Increase in long-term accrued interest                                  797,513             110,996            900,122
  Cash provided by (used for) assets and liabilities:
    Accounts and unbilled receivables                                       (25,214)          1,638,700            946,172
    Other assets                                                             52,246              68,846            593,680
    Accounts payable                                                       (234,044)           (202,032)           338,382
    Accrued expenses                                                       (278,757)           (576,315)        (1,032,685)
    Deferred revenues                                                      (384,738)            264,534            407,567
                                                                        -----------         -----------        -----------
  Net cash provided by operating activities                                 823,000             786,733            590,303
                                                                        -----------         -----------        -----------

Investing activities:
  Proceeds from sale of property and equipment                               52,710           2,000,000               --
  Payment on $900,000 note receivable from sale
    of property and equipment                                                75,000             825,000               --
  Purchases of property and equipment                                      (237,763)           (135,128)          (153,235)
  Capitalization of software development costs                             (500,000)           (420,000)          (300,000)
  Other                                                                      61,719              59,849           (183,889)
                                                                        -----------         -----------        -----------
  Net cash (used for) provided by investing activities                     (548,334)          2,329,721           (637,124)
                                                                        -----------         -----------        -----------

Financing activities:
  Repayment of long-term debt                                            (1,000,000)               --                 --
  Sale of treasury stock and exercise of stock options                       40,655              21,358             13,243
                                                                        -----------         -----------        -----------
  Net cash (used for) provided by financing activities                     (959,345)             21,358             13,243
                                                                        -----------         -----------        -----------
Increase (decrease) in cash and cash equivalents                           (684,679)          3,137,812            (33,578)
Cash and cash equivalents at beginning of year                            8,549,732           5,411,920          5,445,498
                                                                        -----------         -----------        -----------
Cash and cash equivalents at end of year                                $ 7,865,053         $ 8,549,732        $ 5,411,920
                                                                        ===========         ===========        ===========
Supplemental cash flow disclosures:
  Interest paid                                                         $ 1,152,667         $ 1,732,000        $   730,000
                                                                        ===========         ===========        ===========
  Income taxes paid                                                     $     5,000         $      --          $      --
                                                                        ===========         ===========        ===========

See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LanVision Systems, Inc. (the "Company") operates in one segment as a provider of Healthcare Information Access Systems through the licensing of its Electronic Medical Record software applications and the use of such applications through its application-hosting services as an Application Service Provider. LanVision's products enable hospitals and integrated healthcare delivery systems in the United States to capture, store, manage, route, retrieve and process vast amounts of patient clinical and financial information.

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

REVENUE RECOGNITION

Revenue is derived from: the licensing and sale of systems comprising internally developed software, third-party software and hardware components; product support, maintenance and professional services; and application-hosting services that provide high quality, transaction or subscription based document imaging/management services from a central data center. LanVision's revenue recognition policies conform to Statement of Position 97-2, Software Revenue Recognition. Generally, revenue from software license fees and hardware sales to end-users is recognized when a master agreement is signed and products are made available to end-users. Revenue related to routine installation and integration and project management is deferred until the work is performed. If a contract requires LanVision to perform services and modifications that are deemed significant to system acceptance, revenue is recorded either on the percentage-of-completion method or revenue related to the delivered hardware and software components is deferred until such obligations are deemed insignificant, depending on the contractual terms. Revenue from consulting, education and application-hosting services is recognized as the services are performed. Revenue from short-term support and maintenance agreements is recognized ratably over the term of the agreements. Billings to customers recorded prior to the recognition of revenue are classified as deferred revenues. Revenue recognized prior to progress billings to customers is recorded as unbilled receivables.

Under the terms of a remarketing agreement with Siemens Medical Solutions Health Services Corporation (SMS), royalties are remitted by SMS to LanVision based upon SMS sublicensing LanVision's software to SMS's customers. Twenty-five percent of the royalty is due 30 days following the end of the quarter in which SMS executes the end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty report. The remaining seventy-five percent of the royalty is due from SMS when software implementation activities commence. LanVision records this revenue when the seventy-five percent payment due from SMS is fixed and determinable, which is generally when software implementation activities commence.

Under the terms of a remarketing agreement with IDX Information Systems Corporation (IDX) royalties are remitted by IDX to LanVision based upon IDX sublicensing LanVision's software to IDX's customers. Thirty percent of the royalty is due 45 days following the end of the month in which IDX executes an end-user license agreement with its customer. LanVision recognizes this revenue upon receipt of the royalty report. The remaining seventy percent of the royalty is due from IDX, in varying amounts based on implementation milestones, 45 days following the end of the month in which a milestone occurs. LanVision records this revenue when the seventy percent payment due from IDX is fixed and determinable, which is generally when the software implementation activities commence.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits, short-term commercial paper and overnight repurchase agreements. The long-term debt agreement (See Note 3.) requires LanVision to maintain a minimum cash balance of $4,800,000.

CONCENTRATIONS

Financial instruments, which potentially expose LanVision to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable. LanVision's accounts receivable are concentrated in the healthcare industry. However, LanVision's customers typically have been well-established hospitals or medical facilities with good credit histories and payments have been received within normal time frames for the industry. However, some healthcare organizations have experienced significant operating losses as a result of limits on third-party reimbursements from insurance companies and governmental entities and extended payment of receivables is not uncommon.

To date, LanVision has relied on a limited number of customers and remarketing partners for a substantial portion of its total revenues. LanVision expects that a significant portion of its future revenues will continue to be generated by a limited number of customers and its remarketing partners. The failure to obtain new customers or expand sales through remarketing partners, the loss of existing customers or reduction in revenues from existing customers could materially and adversely affect LanVision's operating results (See Note 6.).

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line, half-year convention method, over the estimated useful lives of the related assets. Estimated useful lives are as follows:

          Computer equipment and software             3-4 years
          Office equipment                            5 years
          Office furniture and fixtures               7 years
          Leasehold improvements                      Life of lease

Depreciation expense for 2001, 2000 and 1999 was $385,634, $542,530 and $1,504,138, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Software development costs are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Software to be Sold, Leased or Otherwise Marketed. Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility are classified as product research and development and are expensed as incurred. Once technological feasibility has been determined, a portion of the costs incurred in development, including coding, testing and product quality assurance, are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. LanVision capitalized $500,000, $420,000 and $300,000 in 2001, 2000 and 1999, respectively.

Research and development expense was $1,381,557, $1,674,383 and $2,166,441 in 2001, 2000 and 1999, respectively.

Amortization is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Unamortized capitalized costs determined to be in excess of the net realizable value of a product are expensed at the date of such determination. Amortization expense was $300,000, $300,000 and $180,000 in 2001, 2000 and 1999, respectively.

ACCRUED OTHER EXPENSES

Accrued other expenses at January 31, 2002 and 2001 include warranty reserves, accrued franchise and property taxes, professional fees and other liabilities.

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

OTHER INCOME

Other income, net, in the first quarter of fiscal 2000, results primarily from the gain on the sale of the data center in February 2000 for $2,900,000. LanVision entered into a Service Provider Agreement with the purchaser to continue to use the data center under a fee-for-service agreement, which can be renewed annually at the sole option of the Company. Other income, net, in the fourth quarter of fiscal 1999, includes approximately $1,100,000 related to a contract settlement with a customer.

NET EARNINGS (LOSS) PER COMMON SHARE

The net earnings (loss) per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share. The basic net earnings (loss) per common share is computed based on the weighted average number of common shares outstanding during each period. The diluted net earnings per common share reflects the potential dilution that could occur if Stock Options, Stock Purchase Plan commitments and Warrants were exercised into Common Stock, under certain circumstances, that then would share in the earnings of LanVision. The diluted net (loss) per common share calculation, in fiscal 1999, excludes the effect of the Stock Options, Stock Purchase Plan commitments and Warrants, as the inclusion thereof would be antidilutive.

2.   OPERATING LEASES

LanVision rents office space and equipment under noncancelable operating leases that expire in fiscal 2006. Future minimum lease payments under noncancelable operating leases for the next five fiscal years are as follows: 2002, $142,393; 2003, $13,183; 2004 & 2005, $5,856 each year and 2006, $5,368. Rent expense was
$139,047, $217,000 and $370,720 for fiscal years 2001, 2000 and 1999, respectively.

3.   LONG-TERM DEBT

In 1998, LanVision issued a $6,000,000 note to The HillStreet Fund, L.P., which bears interest at 12%, payable monthly. The note is repayable in quarterly installments of $500,000 commencing October 2001 through July 2004. LanVision has the option to prepay at any time, in full, the outstanding balance of the note upon the payment of a Special Prepayment Fee. The Special Prepayment Fee shall be equal to the amount of the Yield Guarantee to Maturity of 25%, discounted to the present value to the date of payment in full of the Loan, using an assumed discount rate of 6%, minus the amount of the interest prepaid on: September 5, 2000, in the amount of $1,000,000, April 2, 2001, in the amount of $500,000, and to be paid on March 13, 2002, in the amount of $500,000, all of which will be compounded at an assumed interest rate of 6% through the date of the payment in full of the Loan. The note is secured by all of the assets of LanVision and the loan agreement, as amended, restricts LanVision from incurring additional indebtedness for borrowed money, including capitalized leases, limits certain investments, restricts substantial asset sales, capital expenditures, cash dividends, stock repurchases, and mergers and consolidations with unaffiliated entities without lender consent. In addition, LanVision is required to meet certain financial covenants, including minimum levels of revenues, earnings, and net worth. Also, the loan agreement requires LanVision to maintain a minimum cash balance of $4,800,000, after the payment of the additional interest on March 13, 2002, as noted above.

In connection with the issuance of the note, LanVision issued Warrants to purchase 750,000 shares of Common Stock of the Company at $3.87 per share at any time through July 16, 2008. The Warrants are subject to customary antidilution and registration rights provisions.

Under the terms of the loan agreement, LanVision has guaranteed the lender that the increase in the market value of the stock underlying the Warrants, at the time of loan maturity, over the exercise price plus the 12% interest paid on the loan will yield the lender a 25% compound annual return. If the yield from the Warrants plus interest paid does not provide the lender with the 25% guaranteed compound annual return, LanVision is required to pay the additional amount in cash at the time of maturity. Accordingly, LanVision is accruing interest on the loan at a 25% compound interest rate, regardless of the market value of the stock and the inherent value of the Warrants.

In July 2002, LanVision has a one-time option to repay, in full, the outstanding balance of the loan, and should LanVision exercise this prepayment option in July 2002, then the minimum guaranteed rate of return is increased to 30%. However, to the extent that the computed minimum compound annual rate of return, including the yield from the Warrants plus interest paid, exceeds 30% at the date of the prepayment, the Company has the right to cancel up to 150,000 Warrants.

In addition, the founders of the Company have consented to certain restrictions on the sale or transfer of their shares.

Maturities of long-term debt are as follows: fiscal year 2002, $2,000,000; 2003, $2,000,000 and 2004, $1,000,000.

LanVision believes the fair market value of the long-term debt and its accompanying Warrants approximates the carrying value based on the term, interest rate and maturity that the Company believes is currently available to it.

The Company was in compliance with all of the amended terms and conditions of the loan agreement as of January

4.   INCOME TAXES

LanVision had no income tax expense or (benefit) for 2000 and 1999. In 2001, the company was subject to Alternative Minimum Taxes.

The expense (benefit) for income taxes differs from the Federal statutory rate as follows:


                                                                  Fiscal Year
                                                ------------------------------------------

                                                     2001            2000         1999
                                                ------------   ------------   ------------
 Federal tax expense (benefit) at
   Statutory rate                               $    78,176    $     7,104    $(1,104,005)
Change in valuation allowance                       (78,176)        (7,104)          --
Loss for which benefit not provided                    --             --        1,104,005
    Alternative minimum tax                          13,000           --             --
                                                -----------    -----------    -----------
                                                $    13,000    $      --      $      --
                                                ===========    ===========    ===========

LanVision provides deferred income taxes for temporary differences between assets and liabilities recognized for financial reporting and income tax purposes. The income tax effects of these temporary differences are as follows:


                                                                      Fiscal Year
                                                   ---------------------------------------------

                                                        2001            2000            1999
                                                   -------------   -------------   -------------
Deferred tax assets:
  Net operating loss carryforwards                 $ 10,608,654    $ 10,940,932    $ 10,640,706
  Accounts payable and accrued liabilities              479,870         489,204         854,145
  Property and equipment                                 49,227          49,227            --
  Other                                                 148,000         148,000         142,450
                                                   ------------    ------------    ------------
                                                     11,285,751      11,627,363      11,637,301
  Less valuation allowance                          (11,285,751)    (11,515,374)    (11,381,128)
                                                   ------------    ------------    ------------
  Net deferred tax assets                                  --           111,989         256,173

Deferred tax liabilities:
  Prepaid assets                                           --          (111,989)       (220,143)
  Equipment                                                --              --           (36,030)
                                                   ------------    ------------    ------------
                                                           --          (111,989)       (256,173)
                                                   ------------    ------------    ------------
                                                   $       --      $       --      $       --
                                                   ============    ============    ============

At the end of fiscal 2001, LanVision had a net operating loss carryforward of approximately $ 29,000,000, which begins to expire in 2009.

5.   RETIREMENT PLAN

LanVision has established a 401(k) retirement plan that covers substantially all employees. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, no Company contributions have been made to the plan.

6.   MAJOR CUSTOMERS

During fiscal 2001, three customers, exclusive of our remarketing partner, accounted for 11%, 6% and 7% of total revenues. During fiscal 2000, three customers accounted for 11%, 10% and 8% of total revenues. During fiscal 1999, three customers accounted for 10%, 9% and 9% of total revenues. At January 31, 2002 and 2001, 38% and 30%, respectively, of LanVision's accounts receivable were due from three customers.

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

LanVision's Employee Stock Option Plan authorizes the grant of options to employees for up to 825,000 shares of the Company's Common Stock. The options granted have terms of ten years or less and generally vest and become fully exercisable ratably over three years of continuous employment from the date of grant, except with respect to 22,275 options which were granted in fiscal 1995, and became fully vested and exercisable on December 1, 1996. At January 31, 2002, options to purchase 522,276 shares of the Company's Common Stock have been granted under the Plan.

LanVision's Non-Employee Directors Stock Option Plan authorizes the grant of options for up to 100,000 shares of the Company's Common Stock. All options granted have terms of ten years or less and vest and become fully exercisable ratably over three years of continuous service as a Director from the date of grant. Options for 50,000 shares have been granted under this plan, of which 20,000 options are excercisable and vested. In addition, non-qualified stock options to purchase 5,000 shares were granted to a Director in April 1996, and are exercisable and vested.

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

Pro forma information regarding the net earnings (loss) and net earnings (loss) per common share is required by Statement 123, and has been determined as if LanVision had accounted for its stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 2001, 2000 and 1999: risk-free interest rates of 4.50% in 2001; 5.15% in 2000 and 6.4% in 1999; a dividend yield of zero percent; a volatility factor of the expected market price of the Company's Common Stock of 1.011 in 2001; .935 in 2000 and .907 in 1999, and a weighted average expected life of the options of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the average vesting period of the options. LanVision's pro forma information is as follows:


                                                                      Fiscal Year
                                                  --------------------------------------------------

                   Pro Forma                           2001               2000              1999
                   ---------
                                                  -------------   -----------------   --------------
Net earnings (loss)                               $      74,903   $        (33,369)   $  (3,444,914)
                                                  =============   ================    =============
Basic net earnings (loss) per common share        $         .01   $           (.00)   $        (.39)
                                                  =============   ================    =============

The pro forma disclosures are not likely to be representative of the effects on earnings reported for future years.

A summary of LanVision's stock option activity and related information is as follows:

                                                                              Fiscal Year
                                       ------------------------------------------------------------------------------------------

                                                  2001                           2000                            1999
                                       ---------------------------     --------------------------     ---------------------------

                                                       Weighted                       Weighted                        Weighted
                                                        average                       average                         average
                                                        exercise                      exercise                        exercise
                                         Options         price          Options         price          Options          price
                                       ------------    -----------     -----------    -----------     -----------     -----------
Outstanding - beginning of year          604,275       $   2.69          576,956     $    4.51          703,493      $    6.04
Granted                                   10,000            .88          394,000          1.02          101,000           1.38
Exercised                                (18,999)          1.12          (20,063)         - (2)         (10,000)          - (1)
Forfeited                                (18,000)          1.92         (346,618)         3.98         (217,537)          8.07
                                        --------       --------         --------     ---------         --------      ---------
Outstanding - end of year                577,276           2.73          604,275          2.69          576,956           4.51
                                        ========       ========         ========     =========         ========      =========

Exercisable at end of year               309,589       $   4.23          170,457     $    6.63          344,400      $    5.82
                                        ========       ========         ========     =========         ========      =========

(1)  $.33 in the aggregate for all
     10,000 shares.
(2)  $.67 in the aggregate for all
     20,063 shares.

Weighted average fair value of
options granted during year             $    .67                        $    .75                       $   1.01
                                        ========                        ========                       ========

     The following table summarizes, by range of exercise price, the options as of January 31, 2002:


             Options                       Weighted
-----------------------------------        average            Approximate
                                           exercise          remaining life
  Outstanding         Exercisable           price               in years
---------------      --------------      ------------       ----------------

    577,276             309,589          $ 4.23(1)                 7
===============      ==============      ============       ================


(1) The exercise prices range from $0.53 to $14.50, of which 62,275 shares are between $10.40 and $14.50 per share and 38,500 shares are between $4.75 and $7.38 per share and 277,167 shares are between $1.37 and $2.87 per share and 199,334 shares are between $0.53 and $0.88 per share.

The Employee Stock Option Plan contains change of control provisions whereby any outstanding options subject to vesting, which have not fully vested as of the date of the change in control, shall automatically vest and become immediately exercisable. One of the change in control provisions is deemed to occur if there is a change in beneficial ownership, or authority to vote, directly or indirectly, securities representing 20% or more of the total of all of LanVision's then outstanding voting securities, unless through a transaction arranged by, or consummated with the prior approval of the Board of Directors. Other change in control provisions relate to mergers and acquisitions or a determination of change in control by the Company's Board of Directors.

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

During fiscal year 2001, 15,707 shares were purchased at the price of $1.23 per share; in 2000, 21,145 shares were purchased at the price of $1.01 per share; and in 1999, 13,513 shares were purchased at the price of $0.98 per share.

The purchase price at June 30, 2002, will be 85% of the lower of (a) the closing price on July 2, 2001 ($1.45) or (b) 85% of the closing price on June 28, 2002.

9.   COMMITMENTS AND CONTINGENCIES

MAINTENANCE AGREEMENTS AND WARRANTIES

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

APPLICATION-HOSTING SERVICES

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

RESERVED COMMON STOCK

LanVision has reserved 1,352,116 shares of the Common Stock authorized for issuance in connection with various Stock Option and Purchase Plans, and 750,000 shares for the Warrants issued in connection with the long-term debt.

LITIGATION

There are claims pending against the Company and its subsidiary. Based on a review of such litigation with legal counsel, the Company believes any resulting liability would not have a material affect on the Company's consolidated financial position or results of operations.

10.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following sets forth selected quarterly financial information for fiscal years 2001, 2000 and 1999.


                                                        First         Second            Third            Fourth
     (In thousands, except per share data)              Quarter       Quarter           Quarter          Quarter            2001
                                                      ----------     ----------        ---------        ---------       ----------
Revenues                                              $  2,712       $   2,099         $   3,385        $   2,743       $  10,939
Operating profit (loss)                                    473            (139)            1,001              684           2,019
Net earnings (loss)                                        102            (570)              498              180             210
Basic and diluted net earnings  (loss) per share           .01            (.06)              .06              .02             .02
(a)
Weighted average shares outstanding
  outstanding                                            8,879           8,884             8,894            8,899           8,889
                                                      ========       =========        ==========        =========       =========
Stock Price (b)
High                                                  $   1.31       $    1.75        $     1.70        $    4.98       $    4.98
Low                                                   $    .56       $     .95        $      .85        $    1.07       $     .56
Quarter and year-end close                            $   1.00       $    1.25        $     1.23        $    3.50       $    3.50
Cash dividends declared (c)                           $   -          $    -           $    -            $    -          $    -
------------------------------------------------------------------------------------------------------------------------------------

                                                        First         Second            Third            Fourth
                                                        Quarter       Quarter           Quarter          Quarter            2000
                                                      ----------     ----------        ---------        ---------       ----------

Revenues                                              $  1,813       $   2,298        $   2,647         $   2,818       $   9,576
Operating profit (loss)                                   (702)           (334)             421               682              67
Net earnings (loss) (e)                                    315            (639)              39               305              21
Basic and diluted net earnings  (loss) per share           .04            (.07)             .00               .03             .00
(a)
Weighted average shares outstanding
  outstanding                                            8,848           8,855            8,869             8,879           8,863
                                                      ========       =========        ==========        =========       =========
Stock Price (b)
High                                                  $   3.47       $    2.00        $    1.63         $    1.34       $    3.47
Low                                                   $   1.19       $     .88        $     .81         $     .44       $     .44
Quarter and year-end close                            $   1.63       $    1.31        $    1.00         $     .91       $     .91
Cash dividends declared (c)                           $   -               -           $    -            $   -           $    -
------------------------------------------------------------------------------------------------------------------------------------
PAGE 32                                                 First         Second            Third            Fourth
                                                        Quarter       Quarter           Quarter          Quarter            1999
                                                      ----------     ----------        ---------        ---------       ----------

Revenues                                              $  2,372       $   2,001        $   2,984         $   3,114       $  10,471
Operating (loss)                                        (1,227)         (1,218)             (83)              (55)         (2,583)
Net earnings (loss) (d)                                 (1,559)         (1,580)            (494)              386          (3,247)
Basic and diluted net earnings (loss) per share(a)        (.18)           (.18)            (.06)              .04            (.37)
Weighted average shares outstanding
  outstanding                                            8,814           8,819            8,836             8,838           8,827
                                                      ========       =========        =========         =========       =========

Stock Price (b)
High                                                  $   5.63       $    2.00        $    1.38         $    6.25       $    6.25
Low                                                   $   1.25       $    1.00        $     .50         $     .44       $     .44
Quarter and year-end close                            $   1.75       $    1.00        $     .75         $    1.25       $    1.25
Cash dividends declared (c)                           $   -          $    -           $    -            $    -          $    -
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

Richard C. Levy, M.D.(1) (2)
Professor
University of Cincinnati

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

(1)  Audit Committee
(2)  Compensation Committee
*   Committee Chairman


OFFICERS

J. Brian Patsy
Chairman of the Board,
Chief Executive Officer and President

Eric S. Lombardo
Executive Vice President
and Corporate Secretary

Paul W. Bridge, Jr.
Chief Financial Officer and Treasurer

Donald E. Vick, Jr.
Controller and Assistant Treasurer


CORPORATE INFORMATION
--------------------------------------------------------------------------------

CORPORATE HEADQUARTERS
LanVision Systems, Inc.
5481 Creek Road
Cincinnati, Ohio 45242-4001
(513) 794-7100

STOCK TRANSFER AGENT
Fifth Third Bank
Corporate Trust Administration
38 Fountain Square Plaza
Mail Drop 10AT66
Cincinnati, Ohio 45202

INDEPENDENT AUDITORS
Ernst & Young LLP
Cincinnati, Ohio






ANNUAL MEETING
The Annual Meeting of Stockholders will be held on May 29, 2002.

FORM 10-K AND INVESTOR CONTACT
The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders and investment professional securities analysts upon written request. These requests should be directed to: Investor Relations at the Corporate Headquarters or e-mail LanVision at investor_relations@lanvision.com.

COMMON STOCK
The Company's common stock trades on The Nasdaq SmallCap Market under the symbol LANV.

As of March 31, 2002, there were approximately 2,010 stockholders.

LanVision Systems, Inc. World-Wide Web Site
Visit us at - http://www.lanvision.com

                                     [LOGO]

                                  LanVision(TM)
                      Healthcare Information Access Systems

                             LANVISION SYSTEMS, INC.
                                 5481 CREEK ROAD
                           CINCINNATI, OHIO 45242-4001
                     PHONE: 513.794.7100, FAX: 513.794.7272


                                                 (C)LanVision Systems, Inc. 2002
                                                             All Rights Reserved


The following are servicemarks, trademarks or registered trademarks of LanVision, Inc.: accessANYware(SM), AccountVision(TM), ASPeN(SM), AVremit(TM), AVregister(TM), ChartVision(R), Document Capture System(TM), codingANYware(SM), completionANYware(SM), DocModify(TM), Enterprisewide Correspondence(TM), Release of Information(TM), LanVision(TM), [LanVision Logo](TM), MicroVision(TM), MultiView(TM), OmniVision(TM), On-Line Chart Completion(TM), SCAN32(TM), VisionFlow(R) and WebView(TM). All other trademarks are trademarks or registered trademarks of their respective companies.